Filed Pursuant to Rule 424B3
Registration File No. 333-114592

PROSPECTUS

$250,000,000

Alamosa (Delaware), Inc.
Exchange Offer for 8½% Senior Notes due 2012

Alamosa (Delaware), Inc. is offering to exchange an aggregate principal amount of up to $250,000,000 of its new 8½% Senior Notes due 2012 (which we refer to as the new notes), which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), for a like amount of its outstanding 8½% Senior Notes due 2012 (which we refer to as the old notes).

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 PM, NEW YORK CITY TIME, ON AUGUST 16, 2004 (THE 21ST BUSINESS DAY FOLLOWING THE DATE OF THIS PROSPECTUS), UNLESS WE EXTEND THE EXCHANGE OFFER IN OUR SOLE AND ABSOLUTE DISCRETION.

TERMS OF THE EXCHANGE OFFER AND THE NEW NOTES:

▸	We will exchange all old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

▸	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

▸	The exchange of old notes for new notes will not be a taxable transaction for U.S. federal income tax purposes. See the section of this prospectus entitled "Important United States federal tax considerations" beginning on page 145 for more information.

▸	The terms of the notes to be issued are substantially identical to the terms of the old notes, except for transfer restrictions and registration rights relating to the old notes.

▸	We will not receive any proceeds from the exchange offer.

▸	The new notes will not be listed on any national securities exchange or The Nasdaq Stock Market.

SEE THE SECTION OF THIS PROSPECTUS ENTITLED "RISK FACTORS," BEGINNING ON PAGE 14, FOR A DISCUSSION OF THE RISKS THAT YOU SHOULD CONSIDER PRIOR TO TENDERING YOUR OLD NOTES FOR EXCHANGE.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT REQUESTED TO SEND US A PROXY.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is July 16, 2004

This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request to Alamosa (Delaware), Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Investor Relations, telephone number (806) 722-1100.

In order to obtain timely delivery, you must request the information no later than August 9, 2004, which is five business days before the expiration date of the exchange offer.

In this prospectus, unless indicated otherwise, "Alamosa Delaware," "we," "us" and "our" refer to Alamosa (Delaware), Inc. and its subsidiaries. "Alamosa PCS" refers to Alamosa PCS Holdings, Inc., our parent holding company, and "Alamosa Holdings" refers to Alamosa Holdings, Inc., the parent holding company of Alamosa PCS. "Sprint PCS" refers to Sprint Communications Company, L.P., Sprint Spectrum L.P. and WirelessCo, L.P. "Sprint" refers to Sprint Corporation and its affiliates. A "PCS Affiliate of Sprint" is an entity whose sole or predominant business is operating (directly or through one or more subsidiaries) a personal communications service business pursuant to affiliation agreements with Sprint Spectrum, L.P. and/or its affiliates, or their successors. "Sprint PCS products and services" refers to digital wireless personal communications services, including wireless voice and data services, and related retail products, including handsets, in any case, offered under the Sprint brand name. Statements in this prospectus regarding Sprint or Sprint PCS are derived from information contained in our affiliation agreements with Sprint PCS, periodic reports and other documents filed by Sprint and Sprint Spectrum L.P. with the U.S. Securities and Exchange Commission, or SEC, or press releases issued by Sprint or Sprint PCS. References in this prospectus to the "senior notes" refer, collectively, to the old notes and the new notes.

Forward-looking statements

This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

▸	forecasts of population growth in our territory;

▸	statements regarding our anticipated revenues, expense levels, liquidity and capital resources and operating losses; and

▸	statements regarding expectations or projections about markets in our territory.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to have been correct. Important factors with respect to any such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from our expectations, include, but are not limited to:

▸	our dependence on our affiliation with Sprint;

▸	the ability of Sprint PCS to alter the terms of our affiliation agreements with it, including fees paid or charged to us and other program requirements;

▸	our limited operating history and anticipation of future losses;

▸	our dependence on back office services, such as billing and customer care, provided by Sprint PCS;

▸	inaccuracies in financial information provided by Sprint;

▸	potential fluctuations in our operating results;

▸	our ability to predict future customer growth, as well as other key operating metrics;

▸	changes or advances in technology;

▸	the ability to leverage third generation products and services;

▸	competition in the industry and markets in which we operate;

▸	subscriber credit quality;

▸	our ability to attract and retain skilled personnel;

▸	our potential need for additional capital or the need for refinancing existing indebtedness;

▸	our potential inability to expand our services and related products in the event of substantial increases in demand for these services and related products;

▸	our inability to predict the outcomes of potentially material litigation;

▸	the potential impact of wireless local number portability, or WLNP;

▸	changes in government regulation;

▸	future acquisitions;

▸	general economic and business conditions; and

▸	effects of mergers and consolidations within the wireless telecommunications industry and unexpected announcements or developments from others in the wireless telecommunications industry.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. For a discussion of some of these factors, see "Risk factors," beginning on page 14 of this prospectus.

Market and other data

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms and other published independent sources, as well as information provided to us by Sprint. Some data are also based on our good faith estimates, which are derived from our review of internal surveys and independent sources, including information provided to us by Sprint, the U.S. Census Bureau and Kagan World Media. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness.

This prospectus contains trademarks, service marks and trade names of companies and organizations other than us.

Prospectus summary

This summary highlights information that we believe is especially important concerning our business and this exchange offer. It does not contain all of the information that may be important to you. You should read the entire prospectus, including the "Risk factors" set forth in this prospectus, before making an investment decision.

COMPANY OVERVIEW

We are the largest PCS Affiliate of Sprint in terms of subscribers and have the exclusive right to provide wireless mobility communications services under the Sprint brand name in our licensed territory, which includes portions of Texas, New Mexico, Arizona, Colorado, Wisconsin, Arkansas, Illinois, Oklahoma, Kansas, Missouri, Washington and Oregon. We launched Sprint PCS products and services in our first market in June 1999 and currently operate in the 88 basic trading areas, or BTAs, assigned to us under our affiliation agreements with Sprint PCS. We offer national calling plans designed by Sprint, as well as local calling plans tailored to our market demographics, and market Sprint PCS products and services through a number of distribution outlets located in our territory, including our own retail stores, major national distributors and local third party distributors. At March 31, 2004, our territory had a total population, which we refer to as "POPs," of approximately 15.8 million, of which our network covered approximately 12.1 million. The number of covered POPs in our territory does not represent the number of wireless subscribers that we serve or expect to serve.

For the three months ended March 31, 2004, we generated $176.7 million in revenue, $20.3 million in cash flows from operating activities and reported a net loss of $24.7 million. As of March 31, 2004, we had approximately 773,000 subscribers.

We own and are responsible for building, operating and managing the portion of the PCS network of Sprint located in our territory. Sprint PCS, a wholly owned tracking group of Sprint Corporation, along with its PCS Affiliates, operate the largest 100% digital, 100% PCS nationwide wireless network in the United States, with licenses to provide services to an area consisting of more than 280 million POPs. Our portion of the PCS network of Sprint is designed to offer a seamless connection within the nationwide wireless network of Sprint. Like Sprint PCS, we utilize code division multiple access, or CDMA, technology across our territory.

As of March 31, 2004, we have upgraded our network to CDMA one times radio transmission technology, or 1xRTT, in markets representing approximately 97% of the covered population in our territory, and are offering third generation PCS services (which we and Sprint brand as "PCS Vision"). PCS Vision allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly.

COMPETITIVE STRENGTHS

Strategic relationship with Sprint PCS. We believe that our strategic relationship with Sprint PCS provides us with significant competitive advantages. In particular, we believe that our affiliation allows us to offer high quality, branded wireless voice and data services for a lower cost and lower capital requirements than would otherwise be possible. For example, we benefit from Sprint PCS':

▸	Marketing. We market Sprint PCS products and services through Sprint PCS' existing relationships with major national retailers under the highly recognizable Sprint and Sprint PCS brand names.

▸	National network. Our subscribers can immediately access Sprint PCS' national network, which includes over 300 major metropolitan areas.

▸	Advanced technology. We believe that the CDMA technology used in our network offers advantages in capacity and voice quality, as well as access to advanced features, such as Sprint PCS' suite of PCS Vision products.

▸	Handset availability and pricing. Sprint PCS' purchasing leverage allows us to acquire handsets more quickly and at a lower cost than we could without our affiliation with Sprint.

▸	National reseller agreements. We receive additional revenue as a result of Sprint PCS' relationships with wireless resellers, including Virgin Mobile and, beginning in 2004, Qwest Wireless, when customers of those resellers use our portion of the PCS network of Sprint.

Attractive markets. We believe we operate in highly attractive markets. We believe our markets are attractive for a number of reasons:

▸	Fewer competitors market-by-market. Because we operate in less populated markets, we believe that we face fewer competitors in most markets in our territory than wireless providers that operate in more urban areas typically face.

▸	Proximity to large U.S. urban centers. Our territory is located near or around several large U.S. urban centers, including Dallas, Kansas City, Milwaukee, Minneapolis, Oklahoma City, Phoenix, Portland, St. Louis, San Antonio, Seattle, Tulsa and Wichita. This has led to a favorable ratio of Sprint PCS subscribers from outside our territory and subscribers of other wireless service providers using our portion of the PCS network of Sprint as compared to Sprint PCS subscribers based in our territory using wireless communications networks outside our territory.

▸	Attractive roaming and travel characteristics. Given the rural nature of many of our markets and our extensive coverage of the major and secondary highways in our markets, we have consistently received significant roaming revenue from wireless subscribers using our portion of the PCS network of Sprint.

▸	High population growth markets. The overall population growth in our territory has been above the national average over the past five years.

Proven management team. Our management team has extensive experience in the wireless telecommunications industry. We believe that our management team has repeatedly proven its ability to successfully manage our business and has led us to a number of significant milestones, including the successful acquisition and integration of three PCS Affiliates of Sprint, the completion of a deleveraging debt exchange in November 2003 and the first successful renegotiation by a PCS Affiliate of Sprint of its affiliation agreements.

RECENT DEVELOPMENTS

Debt exchange. In an effort to proactively manage our capital structure and align it with recent operating trends in the wireless telecommunications industry, we completed a debt exchange in November 2003. As a result of the completion of the debt exchange, we reduced our total debt outstanding by approximately $238 million. Pro forma for the issuance and sale of the old notes and the use of the net proceeds received, we will have no significant scheduled debt maturities until 2009. We believe the debt exchange improved our liquidity and will give us greater flexibility to profitably grow our business.

In the debt exchange, we received tenders for approximately 97% of our outstanding 12½% senior notes due 2011, 13 5/8% senior notes due 2011 and 12 7/8% senior discount notes due 2010. In connection with the debt exchange, we issued approximately $251 million aggregate principal amount of our 11% senior notes due 2010 and $191 million aggregate original issue amount of our 12% senior discount notes due 2009 and Alamosa Holdings issued shares of series B mandatorily redeemable convertible preferred stock with an aggregate liquidation preference of approximately $170 million. In this prospectus, we refer to the 11% senior notes and the 12% senior discount notes collectively as the "November 2003 notes."

Changes to our affiliation agreements with Sprint PCS. Concurrently with the consummation of the debt exchange, we executed amendments to our affiliation agreements with Sprint PCS, which we occasionally refer to as the November 2003 amendments. We believe the November 2003 amendments significantly improved the economics of our relationship with Sprint, as compared to our previous arrangement with Sprint PCS. The November 2003 amendments to our affiliation agreements with Sprint PCS became effective as of November 1, 2003. With the execution of these amendments, we became the first PCS Affiliate of Sprint to successfully negotiate material economic changes to its affiliation agreements with Sprint PCS.

The November 2003 amendments to our affiliation agreements with Sprint PCS, among other things, established fixed per subscriber costs for services we purchase from Sprint through December 31, 2006 in the form of two new fees. The amendments created a new "combined service bureau fee," which consolidated numerous fees that were previously settled separately for back office services such as billing and customer care. The combined service bureau fee was set at $7.70 per average subscriber per month through December 31, 2006, which represented a reduction from the actual monthly per subscriber costs we paid for the combined services for the first ten months of 2003. The November 2003 amendments also created a new "per-activation fee," which consolidated numerous fees that were previously settled separately, for marketing services, such as subscriber activation and handset logistics. The per-activation fee was set at an amount to be calculated as 5% of Sprint PCS' most recently reported cost per gross addition and is applied to the actual number of gross subscriber activations we experience on a monthly basis, which also represented a reduction from the actual monthly per subscriber activation costs we paid for the combined services for the first ten months of 2003.

The November 2003 amendments to our affiliation agreements with Sprint PCS also establish a fixed reciprocal roaming rate with Sprint PCS and other PCS Affiliates of Sprint through December 31, 2005 at $0.058 per minute for voice minutes and $0.0014 per-kilobit ("Kb") for data. After December 31, 2005, the reciprocal voice and data roaming rates will be based on a predetermined formula. These fixed rates are higher than the rates Sprint PCS has established for 2004 for other PCS Affiliates of Sprint that have not amended their affiliation agreements with Sprint PCS.

The November 2003 amendments also permit us to challenge a change in Sprint's program requirements if we can demonstrate that such change is materially adverse to our operations (as specified in the amendments) and require that Sprint PCS compensate us to a specified extent if it still requires us to implement such change. Under our prior arrangement with Sprint PCS, Sprint PCS could deem us in breach of our affiliation agreements if we failed to implement a program change, even if such a change would have an adverse impact on our operations. The November 2003 amendments also grant us the right to amend our management agreements or services agreements with Sprint PCS to obtain the most favorable terms provided under a management agreement or services agreement between Sprint and a PCS Affiliate of Sprint whose parent entity controlled entities with three million or more covered POPs if, prior to December 31, 2006, Sprint amends the terms of any of its affiliation agreements with any such PCS Affiliate. This right is only effective, however, if we agree to accept all the terms and conditions set forth in the other agreements and is subject to specified restrictions on its applicability. Pursuant to this right, in January 2004, we began evaluating the terms set forth in an amendment to the affiliation agreements between Sprint PCS and another PCS Affiliate of Sprint executed subsequent to our November 2003 amendments. In March 2004, we executed a new amendment to our affiliation agreements with Sprint PCS, which we occasionally refer to as the March 2004 amendments, that contained substantially the same terms as contained in our November 2003 amendments together with certain additional terms or changes to existing terms that we considered to be more favorable on balance than those contained in the November 2003 amendments.

The March 2004 amendments, among other things, (1) increased the fixed reciprocal roaming rate with Sprint PCS and other PCS Affiliates of Sprint PCS for data from $0.0014 per-Kb to $0.0020 per-kilobyte, (2) extended the time period for which the reciprocal roaming rate with Sprint PCS and other PCS Affiliates of Sprint with respect to voice and data will remain fixed from December 31, 2005 to December 31, 2006, and (3) increased our per-activation fee from 5% of Sprint PCS' most recently reported cost per gross addition applied to the actual number of gross subscriber activations we experience on a monthly basis to 6.3% of Sprint PCS' most recently reported cost per gross addition and is applied to the actual number of gross subscriber activations we experience on a monthly basis. The per-activation fee under the March 2004 amendments still represented a reduction from the actual monthly per subscriber activation costs we paid for the combined services associated with the fee for the first ten months of 2003.

In June 2004, we executed a new amendment to our affiliation agreement with Sprint PCS, which we refer to as the June 2004 amendments. The June 2004 amendments superceded the November 2003 amendments and the March 2004 amendments and, among other things, (1) reduced the combined service bureau fee from $7.70 per average subscriber per month through December 31, 2006 to $7.00 per average subscriber per month through December 31, 2006, (2) changed the calculation of our per-activation fee from 6.3% of Sprint PCS' most recently reported cost per gross addition applied to the actual number of gross subscriber activations we experience on a monthly basis to a one-time per-activation fee of $23 per each new subscriber addition payable by us to Sprint PCS to cover certain customer acquisition costs, and (3) set a pass through rate (subject to specified adjustments for costs incurred) for all wholesale and resale rates (including reciprocal roaming rates for voice minutes and data) negotiated by Sprint PCS between April 2, 2004 and December 31, 2006 with other carriers for wireless service on the PCS network of Sprint. The fixed $23.00 per-subscriber per-activation fee is a reduction from what we would have been expected to pay pursuant to the March 2004 amendments based on Sprint PCS' reported cost per gross addition for the fourth quarter of 2003 and full year 2003. We believe that the June 2004 amendments, which have a retroactive economic effectiveness of March 1, 2004, improve the economics of our relationship with Sprint and will result in additional cost benefits.

Wireless local number portability. As mandated by the Federal Communications Commission, or the FCC, on November 24, 2003, wireless local number portability became effective in the 100 largest metropolitan statistical areas, or MSAs, in the United States. WLNP allows a wireless subscriber to switch wireless carriers but keep his or her wireless telephone number. As of May 24, 2004, all MSAs below the top 100 became subject to this mandate.

RATIO OF EARNINGS TO FIXED CHARGES

We are providing here the ratio of earnings to fixed charges and the deficiency of earnings (before taxes) to fixed charges for Alamosa Delaware for the three months ended March 31, 2004 and 2003 and for each of the fiscal years ended December 31, 2003, 2002, 2001, 2000 and 1999. For purposes of computing the deficiency of earnings (before taxes) to fixed charges, fixed charges consist of interest expense, capitalized interest, rental expense and amortization of expense related to indebtedness. Earnings for purposes of this calculation equals loss before income taxes from the consolidated statements of operations adjusted for interest expense, rental expense and amortization of expense related to indebtedness. The deficiency of earnings before fixed charges is the amount required for the ratio of earnings to fixed charges to be one-to-one.

	For the three months ended March 31,		For the year ended December 31,
	2004	2003	2003	2002	2001(a)	2000	1999
(dollars in thousands)
Ratio of earnings to fixed charges	—	—	0.14	—	—	—	—
Deficiency of earnings to fixed charges	$24,660	$36,175	$94,822	$470,113	$229,616	$80,189	$33,493

(a)	The acquisitions of three PCS Affiliates of Sprint took place in the first quarter of 2001. These acquisitions were accounted for under the purchase method of accounting, such that the results of operations for the acquired entities are included in our consolidated operating results from the date of acquisition.

CORPORATE ORGANIZATION

The following chart represents our current corporate organizational structure:

*	No significant operations.

ADDITIONAL INFORMATION

Our principal executive office is located at 5225 S. Loop 289, Lubbock, Texas 79424. Our telephone number is (806) 722-1100.

It is important that you also read "Management's discussion and analysis of financial condition and results of operations" and our audited financial statements, included elsewhere in this prospectus.

Summary of the exchange offer

On January 20, 2004, $250 million aggregate principal amount of Alamosa Delaware's 8½% senior notes due 2012, the old notes to which the exchange offer applies, were issued to a group of initial purchasers in reliance on exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In connection with the initial purchasers' purchase of the old notes, we agreed to commence the exchange offer following the initial offering of the old notes.

The Exchange Offer	We are offering new 8½% senior notes due 2012, which new notes and guarantees will be registered under the Securities Act, in exchange for the old notes.

To exchange your old notes, you must properly tender them, and we must accept them. We intend to exchange all old notes that you validly tender and do not validly withdraw. We will issue registered new notes promptly after the expiration of the exchange offer.

Resale of the New Notes	We believe that, if you are not a broker-dealer, you may offer new notes for resale, resell and otherwise transfer the new notes without complying with the registration and prospectus delivery requirements of the Securities Act if you:

▸	acquired the new notes in the ordinary course of business;

▸	are not engaged in, do not intend to engage in and have no arrangement or understanding with any person to participate in a "distribution," as defined under the Securities Act, of the new notes; and

▸	are not an "affiliate," as defined under the Securities Act, of Alamosa Delaware.

If any of these conditions is not satisfied, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Our belief that transfers of new notes would be permitted without registration or prospectus delivery under the conditions described above is based on the interpretations of the SEC given to other, unrelated issuers in transactions similar to the exchange offer. We cannot assure you that the SEC would take the same position with respect to the exchange offer.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes (other than a resale of an unsold allotment resulting from the original offering of the old notes). However, by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on August 16, 2004 (the 21st business day following the date of this prospectus), unless extended in our sole and absolute discretion.

Withdrawal	You may withdraw your tender of old notes under the exchange offer at any time before the exchange offer expires. Any withdrawal must be in accordance with the procedures described in "The exchange offer—Withdrawal rights."

Procedures for Tendering Old Notes	Each holder of old notes that wishes to tender its notes in the exchange offer must, before the exchange offer expires, either:

▸	transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, including the old notes, to the exchange agent; or

▸	if old notes are tendered in accordance with book-entry procedures, arrange with The Depository Trust Company, or DTC, to cause to be transmitted to the exchange agent an agent's message indicating, among other things, the holder's agreement to be bound by the letter of transmittal, or comply with the procedures described in "The exchange offer—Guaranteed delivery."

A holder of old notes (other than certain specified holders) who wishes to exchange such notes for new notes in the exchange offer will be required to represent that (1) any new notes to be received by it will be acquired in the ordinary course of its business, (2) at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (as such term is defined in Rule 405 under the Securities Act) of the new notes in violation of the provisions of the Securities Act, (3) it is not an affiliate (as such term is defined in Rule 405 under the Securities Act) of Alamosa Delaware, (4) if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of the new notes, (5) if such holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such new notes and (vi) such holder has full power and authority to transfer the old notes in exchange for the new notes and that Alamosa Delaware will acquire good and unencumbered title thereto free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims.

Do not send letters of transmittal, certificates representing old notes or other documents to us or DTC. Send these documents only to the exchange agent at the address given in this prospectus and in the letter of transmittal.

Special Procedures for Tenders by Certain Beneficial Holders of Old Notes	If:

▸	you beneficially own old notes;

▸	those old notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian; and

▸	you wish to tender your old notes in the exchange offer,

you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Guaranteed Delivery:	If you hold old notes in certificated form or if you own old notes in the form of a book-entry interest in a global note deposited with the trustee, as custodian for DTC, and you wish to tender those old notes but

▸	the certificates for your old notes are not immediately available;

▸	all required documents are unlikely to reach the exchange agent before the exchange offer expires; or

▸	you cannot complete the procedure for book-entry transfer on time,

you may tender your old notes in accordance with the procedures described in "The exchange offer—Procedures for tendering old notes—Guaranteed delivery."

Consequences of Failure to Exchange Old Notes	If you do not tender your old notes or we reject your tender, your old notes will remain outstanding and will continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legends on the old notes. Holders of old notes will not be entitled to any further registration rights under the registration rights agreement, except under limited circumstances with respect to specific types of holders of old notes.

You do not have any appraisal or dissenters' rights in connection with the exchange offer.

Important United States Federal Tax Considerations	The exchange of the old notes for new notes in the exchange offer will not be a taxable transaction for U.S. federal income tax purposes.

See "Important United States federal tax considerations" for more information regarding the tax consequences to you of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to the conditions that:

▸	the exchange offer does not violate applicable law or any applicable interpretation of the staff of the SEC;

▸	no action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair the ability of Alamosa Delaware or any guarantor subsidiary to proceed with the exchange offer, and no material adverse development has occurred in any existing action or proceeding with respect to us; and

▸	all governmental approvals which we deem necessary for the consummation of the exchange offer have been obtained.

Use of Proceeds	We will not receive any proceeds from the exchange offer. The proceeds from the issuance of the old notes have been used:

▸	to permanently repay our then-outstanding $225 million senior secured credit facility (which consisted of an outstanding $200 million term loan and an undrawn $25 million revolving credit facility); and

▸	for general corporate purposes.

See "Use of proceeds."

Acceptance of the Old Notes and Delivery of the New Notes	We will accept for exchange any and all old notes properly tendered prior to the expiration of the exchange offer. We will complete the exchange offer and issue the new notes promptly after the expiration of the exchange offer.

Exchange Agent	Wells Fargo Bank, N.A. is serving as exchange agent for the exchange offer. The address and the facsimile and telephone numbers of the exchange agent are provided in this prospectus under "The exchange offer—Exchange agent" and in the letter of transmittal.

Risk Factors	You should consider carefully all of the information set forth in this prospectus. In particular, you should read "Risk factors," beginning on page 14 of this prospectus, so that you understand the risks associated with an investment in the senior notes.

Summary description of the new notes

The form and terms of the new notes and those of the old notes are substantially identical, except that:

▸	the new notes will have been registered under the Securities Act;

▸	the new notes will not bear restrictive legends restricting their transfer under the Securities Act;

▸	the new notes will not be entitled to the registration rights applicable to the old notes; and

▸	the new notes will not contain provisions relating to special interest in connection with the old notes under circumstances related to the timing of the exchange offer.

For a more complete understanding of the new notes, see "Description of the new notes."

Securities Offered	$250,000,000 aggregate principal amount of senior notes due 2012.

Issuer	Alamosa (Delaware), Inc.

Maturity Date	January 31, 2012.

Interest	8½% per annum, payable semiannually on January 31 and July 31, beginning on July 31, 2004.

Ranking	The new notes will be:

▸	senior unsecured obligations of Alamosa Delaware;

▸	equal in right of payment to all of our existing and future senior debt; and

▸	senior in right of payment to all of our existing and future subordinated debt.

See "Description of the new notes—Ranking."

Subsidiary Guarantees	The new notes will be guaranteed on a senior subordinated basis by all of our existing and future domestic restricted subsidiaries. The guarantees will be unsecured obligations of our guarantor subsidiaries and will be:

▸	subordinated in right of payment to all of the guarantors' existing and future designated senior debt;

▸	equal in right of payment to all existing and future senior subordinated debt of each guarantor subsidiary; and

▸	senior in right of payment to all existing and future subordinated debt of each guarantor subsidiary.

Our guarantor subsidiaries generate all of our operating income, and we depend on them to meet our obligations under the new notes.

See "Description of the new notes—Subsidiary guarantees."

Optional Redemption	At any time and from time to time, prior to January 31, 2007, we may use the net proceeds from certain equity offerings by us or our direct or indirect parent companies to redeem up to 35% of the aggregate principal amount of the senior notes originally issued at a redemption price of 108.5% of the principal amount as of the date of redemption, provided that at least 65% of the principal amount of the senior notes originally issued remains outstanding immediately after the redemption.

See "Description of the new notes—Optional redemption."

On or after January 31, 2008 we may redeem all or part of the senior notes at various redemption prices set forth under "Description of the new notes—Optional redemption," together with accrued and unpaid interest, if any, to the date of redemption.

Change of Control	If we experience a change of control (as defined in the indenture governing the senior notes), we will be required to make an offer to repurchase the senior notes at a price equal to 101% of the principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of the new notes—
Repurchase at the option of holders upon a change of control."

Restrictive Covenants	The indenture governing the senior notes contains covenants that, among other things and subject to important exceptions, will limit our ability and the ability of the guarantor subsidiaries to:

incur additional debt or, in the case of the guarantor subsidiaries, issue capital stock to a third party;

pay dividends, redeem capital stock or make other restricted payments or investments;

create liens on assets;

merge, consolidate or dispose of assets;

enter into transactions with affiliates;

place restrictions on the ability of guarantor subsidiaries to pay dividends or make other payments to Alamosa (Delaware), Inc.; and

change lines of business.

See "Description of the new notes—Certain covenants."

Risk factors

You should carefully consider the following risk factors in addition to other information contained in this prospectus before tendering your old notes in the exchange offer. The risks described below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations or your participation in the exchange offer.

RISKS RELATED TO OUR BUSINESS, STRATEGY AND OPERATIONS

Our substantial leverage could adversely affect our financial health.

We are highly leveraged. As of March 31, 2004, our total outstanding debt, including capital lease obligations, was approximately $721.6 million. As of March 31, 2004, such indebtedness represented approximately 75% of our total capitalization, which includes total outstanding debt and stockholder's equity as presented in our consolidated balance sheet at March 31, 2004. The indentures governing our existing senior notes permit us and our subsidiaries to incur additional indebtedness subject to certain limitations. Our substantial indebtedness could adversely affect our financial health by, among other things:

▸	increasing our vulnerability to adverse economic conditions;

▸	limiting our ability to obtain any additional financing we may need to operate, develop and expand our business;

▸	requiring us to dedicate a substantial portion of any cash flows from operations to service our debt, which reduces the funds available for operations and future business opportunities; and

▸	potentially making us more highly leveraged than our competitors, which could potentially decrease our ability to compete in our industry.

The ability to make payments on our debt will depend upon our future operating performance, which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If the cash flows from our operating activities is insufficient to service our debt obligations, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital.

We may not be able to sustain our planned growth or obtain sufficient revenue to achieve and sustain profitability.

During 2002 and 2003, we experienced overall declining net subscriber growth compared to periods prior to 2002. This trend was attributable to increased competition and slowing aggregate subscriber growth in the wireless telecommunications industry. Net subscriber growth in the first three months of 2004 increased over the last three months of 2003, which indicated some improvement in subscriber growth. We are currently experiencing net losses as we continue to add subscribers, which requires a significant up-front investment to acquire those subscribers. If net subscriber growth does not continue to improve, it may lengthen the amount of time it will take for us to reach a sufficient number of subscribers to achieve profitability.

We may not achieve or sustain operating profitability or positive cash flows, which may result in our inability to make payments on the senior notes.

We have a limited operating history and have incurred significant losses to date. Our future operating profitability and cash flows from operating activities will depend upon many factors, including, among others, our ability to market Sprint PCS products and services, achieve projected market penetration and manage subscriber turnover rates. We will have to dedicate a substantial portion of any future cash flows from operations to make interest and principal payments on our consolidated debt, which will reduce funds available for other purposes. If we do not maintain positive cash flows from operations, or if our operating cash flows are insufficient to cover our debt obligations in the future, we may be unable to conduct our business in an effective or competitive manner.

If we receive less revenues or incur more fees than we anticipate for PCS roaming from Sprint, our results of operations may be negatively affected.

We are paid a fee from Sprint or a PCS Affiliate of Sprint for every minute that Sprint's or that affiliate's subscribers use our portion of the PCS network of Sprint. Similarly, we pay a fee to Sprint or another PCS Affiliate of Sprint for every minute that our subscribers use the PCS network of Sprint outside our territory. Sprint PCS subscribers based in our territory may spend more time in other PCS coverage areas than we anticipate, and wireless customers from outside our territory may spend less time in our territory or may use our services less than we anticipate. As a result, we may receive less Sprint PCS roaming revenue and/or have to pay more in Sprint PCS roaming fees than we collect in Sprint PCS roaming revenue. Our ratio of inbound to outbound roaming with Sprint PCS was approximately 1.14 to 1 in 2003 and declined to 1.12 to 1 for the three months ended March 31, 2004. We expect this ratio to fluctuate based on seasonal travel patterns and decline to approximately 1 to 1 over time.

We are a consumer business and a recession in the United States involving significantly lowered consumer spending could negatively affect our results of operations.

Our primary customer base is individual consumers, and in the event that the economic downturn that the United States and other countries have recently experienced becomes more pronounced or lasts longer than currently expected and spending by individual consumers drops significantly, our business may be negatively affected.

Roaming revenue from subscribers of wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint may decline in the future.

We derive a significant amount of roaming revenue from wireless communications providers other than Sprint PCS and PCS Affiliates of Sprint for permitting their subscribers to roam on our portion of the PCS network of Sprint when they are in our territory. For the year ended December 31, 2003 and for the three months ended March 31, 2004, approximately 28% and 24%, respectively, of our roaming revenue was attributable to revenue derived from these other wireless communications providers. We do not have agreements directly with these providers. Instead, we rely on roaming arrangements that Sprint has negotiated. If the rates offered by Sprint are not attractive, these other wireless communications providers may decide to build-out their own networks in our territory or enter into roaming arrangements with our competitors who also already have networks in our territory. The loss of all or a significant portion of this roaming revenue would have a material adverse effect on our financial condition and operating results.

Our roaming arrangements may not be competitive with other wireless service providers, which may restrict our ability to attract and retain customers and thus may adversely affect our operations.

We do not have agreements directly with other wireless service providers for roaming coverage outside our territory. Instead, we rely on roaming arrangements that Sprint has negotiated with other wireless service providers for coverage in these areas. Some risks related to these arrangements are as follows:

▸	the arrangements may not benefit us in the same manner that they benefit Sprint;

▸	the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by Sprint;

▸	the price of a roaming call may not be competitive with prices charged by other wireless companies for roaming calls;

▸	customers must end a call in progress and initiate a new call when leaving the PCS network of Sprint and entering another wireless network;

▸	Sprint wireless customers may not be able to use advanced PCS features from Sprint, such as PCS Vision, while roaming;

▸	Sprint or the carriers providing the service may not be able to provide us with accurate billing information on a timely basis; and

▸	If Sprint wireless customers are not able to have a similar wireless experience as when they are on the PCS network of Sprint, we may lose current subscribers and Sprint PCS products and services may be less attractive to potential new customers.

The technology that we use may become obsolete, which would limit our ability to compete effectively within the wireless telecommunications industry.

The wireless telecommunications industry is experiencing significant technological change. We employ CDMA digital technology, the digital wireless communications technology selected by Sprint and certain other carriers for their nationwide networks. Other carriers employ other technologies, such as time division multiple access, or TDMA, global system mobile communications, or GSM, and iDEN, or high speed circuit switched data communications, for their nationwide networks. If another technology becomes the preferred industry standard, we would be at a competitive disadvantage and competitive pressures may require Sprint to change its digital technology, which in turn could require us to make changes to our network at substantial costs. We may be unable to respond to these pressures and implement new technology on a timely basis or at an acceptable cost.

Unauthorized use of, or interference with, our portion of the PCS network of Sprint could disrupt our service and increase our costs.

We may incur costs associated with the unauthorized use of our portion of the PCS network of Sprint, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraudulent use of our portion of the PCS network of Sprint may impact interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for fraudulent roaming. In addition, some of our border markets are susceptible to uncertainties related to areas not governed by the FCC. For example, unauthorized microwave radio signals near the border in Mexico could disrupt our service in the United States.

Potential acquisitions may require us to incur substantial additional debt and integrate new technologies, operations and services, which may be costly and time consuming.

We intend to continually evaluate opportunities for the acquisition of businesses that are intended to complement or extend our existing operations. If we acquire additional businesses, we may encounter difficulties that may be costly and time-consuming and slow our growth. For example, we may have to:

▸	assume and/or incur substantial additional debt to finance the acquisitions and fund the ongoing operations of the acquired companies;

▸	integrate new operations with our existing operations; or

▸	divert the attention of our management from other business concerns.

If we lose the right to install our equipment on wireless towers or are unable to renew expiring leases for wireless towers on favorable terms or at all, our business and results of operations could be adversely impacted.

Substantially all of our base stations are installed on leased tower facilities that are shared with one or more other wireless service providers. In addition, a large portion of these leased tower sites are owned by a few tower companies. If a master agreement with one of these tower companies were to terminate, or if one of these tower companies were unable to support the use of its tower sites by us, we would have to find new sites or may be required to rebuild the affected portion of our network. In addition, the concentration of our tower leases with a limited number of tower companies could adversely affect our results of operations and financial condition if any of our operating subsidiaries is unable to renew its expiring leases with these tower companies either on favorable terms or at all. If any of the tower leasing companies that we do business with should experience severe financial difficulties, or file for bankruptcy protection, our ability to use our towers could be adversely affected. That, in turn, would adversely affect our revenues and financial condition if a material number of towers were involved.

The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations.

Our business is managed by a small number of executive officers. We believe that our future success will depend in part on our continued ability to retain these executive officers and to attract and retain other highly qualified technical and management personnel. We may not be successful in retaining key personnel or in attracting and retaining other highly qualified technical and management personnel. The loss of the officers and skilled employees upon whom we depend to operate our business could adversely affect our results of operations.

RISKS RELATED TO THE RELATIONSHIP WITH SPRINT PCS

Our ability to conduct our business would be severely restricted if Sprint PCS terminates our affiliation agreements with it.

Our relationship with Sprint is governed by our affiliation agreements with Sprint PCS. Since we do not own any licenses to operate a wireless network, our business depends on the continued effectiveness of these affiliation agreements. However, Sprint PCS may be able to terminate our affiliation agreements with it if we materially breach the terms of the agreements. These terms include operational and network requirements that are extremely technical and detailed and apply to each retail store, cell site and switch site. Many of these operational and network requirements can be changed by Sprint, in certain cases, with little notice. As a result, we may not always be in compliance with all requirements of our affiliation agreements with Sprint PCS. Sprint conducts periodic audits of compliance with various aspects of its program guidelines and identifies issues it believes need to be addressed. There may be substantial costs associated with remedying any non-compliance, and such costs may adversely affect our operating results and cash flows. If Sprint PCS terminates or fails to renew our affiliation agreements or fails to perform its obligations under those agreements, our ability to conduct business would be severely restricted.

If we materially breach our affiliation agreements with Sprint PCS, Sprint PCS may have the right to purchase our operating assets at a discount to market value.

Our affiliation agreements with Sprint PCS require that we provide network coverage to a minimum network coverage area within specified time frames and that we meet and maintain Sprint PCS' technical and customer service requirements. We believe we are in compliance with our network build-out requirements and Sprint PCS' other program requirements. A failure by us to meet any expanded build-out requirements for any one of the individual markets in our territory, or a failure to complete our current network build-out requirements according to our expected time frame, or to meet Sprint PCS' technical or customer service requirements contained in the affiliation agreements would constitute a material breach of the agreements, which could lead to their termination by Sprint PCS. We may amend our affiliation agreements with Sprint PCS in the future to expand our network coverage. Our affiliation agreements with Sprint PCS provide that upon the occurrence of an event of termination caused by our breach of such agreements, Sprint PCS has the right to, among other things, purchase our operating assets without stockholder approval and for a price equal to 72% of our "entire business value." See "Business—Our affiliation agreements with Sprint PCS" for a description of how we calculate our entire business value.

Sprint may make decisions that could increase our expenses and/or our capital expenditure requirements, reduce our revenues or make our affiliate relationships with Sprint less advantageous than we expect.

Under our affiliation agreements with Sprint PCS, Sprint has a substantial amount of control over factors that significantly affect the conduct of our business. Accordingly, up to newly established limits set forth in both the November 2003 amendments and March 2004 amendments, Sprint may make decisions that adversely affect our business, such as the following:

▸	Sprint prices its national calling plans based on its own objectives and could set price levels or change other characteristics of its plans in a way that may not be economically sufficient for our business; and

▸	Sprint may alter its network and technical requirements or request that we build-out additional areas within our territory, which could result in increased equipment and build-out costs or in Sprint building out that area itself or assigning it to another PCS Affiliate of Sprint.

Certain provisions of our affiliation agreements with Sprint PCS may diminish our value and restrict the sale of our business.

Under specific circumstances and without stockholder approval, Sprint PCS may purchase our operating assets or capital stock at a discount. In addition, Sprint PCS must consent to any transaction pursuant to which Alamosa Holdings is no longer the "ultimate parent" of any of our operating subsidiaries party to the affiliation agreements with Sprint PCS and must consent to any assignment by us of our affiliation agreements with it. Sprint PCS also has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business, including a prohibition on the sale of our operating assets to competitors of Sprint. These restrictions and other restrictions contained in our affiliation agreements with Sprint PCS restrict our ability to sell our business, in whole or in part, may reduce the value a buyer would be willing to pay for our business, in whole or in part, and may reduce our "entire business value."

Problems experienced by Sprint with its internal support systems could lead to customer dissatisfaction or increase our costs.

We rely on Sprint's internal support systems, including customer care, billing and back office support. As Sprint has expanded, its internal support systems have been subject to increased demand and, in some cases, suffered a degradation in service. We cannot assure you that Sprint will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint's internal support systems could cause:

▸	delays or problems in our operations or services;

▸	delays or difficulty in gaining access to customer and financial information;

▸	a loss of customers; and

▸	an increase in the costs of customer care, billing and back office services after the expiration of our contractually fixed rates on December 31, 2006.

Should Sprint fail to deliver timely and accurate information, this may lead to adverse short-term decisions and inaccurate assumptions in our business plan. It could also adversely affect our cash flow because Sprint collects our receivables and sends us a net amount that is based on the financial information it produces for us.

Our costs for internal support systems may increase if Sprint PCS terminates all or part of our services agreements with it.

The costs for the services provided by Sprint PCS under our services agreements with Sprint PCS related to billing, customer care and other back-office functions for the year ended December 31, 2003 and for the three months ended March 31, 2004 were approximately $65.5 million and $18.4 million, respectively. Since we incur these costs on a per subscriber basis, we expect the aggregate costs for such services to increase as the number of our subscribers increases. Sprint may terminate any service provided under such agreements upon nine months' prior written notice, but if we would like to continue receiving such service, Sprint PCS has agreed that it will assist us in developing that function internally or locating a third-party vendor that will provide that service. Although Sprint PCS has agreed in such an event to reimburse us for expenses we incur in transitioning to any service internally or to a third-party, if Sprint terminates a service for which we have not developed or are unable to develop a cost-effective alternative, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted. We do not currently have a contingency plan if Sprint terminates a service we currently receive from it.

If Sprint does not maintain control over its licensed spectrum, our affiliation agreements with Sprint PCS may be terminated.

Sprint, not us, owns the licenses necessary to provide wireless services in our territory. The FCC requires that licensees like Sprint maintain control of their licensed spectrum and not delegate control to third party operators or managers without the FCC's consent. Our affiliation agreements with Sprint PCS reflect an arrangement that the parties believe meets the FCC requirements for licensee control of licensed spectrum. However, if the FCC were to determine that any of our affiliation agreements with Sprint PCS needs to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements to comply with applicable law. If we cannot agree with Sprint PCS on the modification of the agreements, those agreements may be terminated. If the agreements are terminated, we would no longer be a part of the PCS network of Sprint and we would not be able to conduct our business.

The FCC may fail to renew the Sprint wireless licenses under certain circumstances, which would prevent us from providing wireless services.

Sprint's wireless licenses are subject to renewal and revocation by the FCC. The Sprint wireless licenses in our territory will expire in 2005 or 2007 but may be renewed for additional ten-year terms. The FCC has adopted specific standards that apply to wireless personal communications services license renewals. Any failure by Sprint or us to comply with these standards could result in the nonrenewal of the Sprint licenses for our territory. Additionally, if Sprint does not demonstrate to the FCC that Sprint has met the construction requirements for each of its wireless personal communications services licenses, it can lose those licenses. If Sprint loses its licenses in our territory for any of these reasons, we and our subsidiaries would not be able to provide wireless services without obtaining rights to other licenses. If Sprint loses its licenses in another territory, Sprint or the applicable PCS Affiliate of Sprint would not be able to provide wireless services without obtaining rights to other licenses and our ability to offer nationwide calling plans would be diminished and potentially more costly.

We rely on Sprint for a substantial amount of our financial information. If that information is not accurate, the investment community could lose confidence in us.

Under our affiliation agreements with Sprint PCS, Sprint performs our billing, manages our accounts receivable and provides a substantial amount of financial data that impact our accounts. We use that information to record our financial results and to prepare our financial statements. If we later find errors in that information, we may be required to restate our financial statements. If that occurs with respect to us or any other PCS Affiliate of Sprint, investors and securities analysts may lose confidence in us.

If Sprint does not succeed, our business may not succeed.

If Sprint has a significant disruption to its business plan or network, fails to operate its business in an efficient manner, or suffers a weakening of its brand name, our operations and profitability would likely be negatively impacted. If Sprint should have significant financial problems, including bankruptcy, our business would suffer material adverse consequences, which could include termination or revision of our affiliation agreements with Sprint PCS. We currently have no reason to believe that Sprint will have significant financial problems, including bankruptcy.

If other PCS Affiliates of Sprint have financial difficulties, the PCS network of Sprint could be disrupted.

The national PCS network of Sprint is a combination of networks. The large metropolitan areas are owned and operated by Sprint, and the areas in between them are operated by PCS Affiliates of Sprint, all of which are independent companies like us. We believe that most, if not all, of these companies have incurred substantial debt to pay the large cost of building out their networks. If other PCS Affiliates of Sprint experience financial difficulties, the PCS network of Sprint could be disrupted in the territories of those PCS Affiliates of Sprint. Material disruptions in the PCS network of Sprint could have a material adverse effect on our ability to attract and retain subscribers. If the affiliation agreements of those PCS Affiliates of Sprint are like ours, Sprint would have the right to step in and operate the affected territory. However, this right could be delayed or hindered by legal proceedings, including any bankruptcy proceeding related to the affected PCS Affiliate of Sprint. Two PCS Affiliates of Sprint recently declared bankruptcy, each alleging that Sprint violated its agreements with the PCS Affiliate, and others have experienced financial difficulties. In each case, we believe that there has been no material disruption of the PCS network of Sprint to date.

We may have difficulty in obtaining an adequate supply of certain handsets from Sprint, which could adversely affect our results of operations.

We depend on our relationship with Sprint to obtain handsets and other wireless devices. Sprint orders handsets and other wireless devices from various manufacturers. We could have difficulty obtaining specific types of handsets in a timely manner if:

▸	Sprint does not adequately project the need for handsets for itself, its PCS Affiliates and its other third party distribution channels, particularly in transition to new technologies such as third generation, or 3G, technology;

▸	Sprint gives preference to other distribution channels;

▸	we do not adequately project our need for handsets or other wireless devices;

▸	Sprint modifies its handset logistics and delivery plan in a manner that restricts or delays our access to handsets; or

▸	there is an adverse development in the relationship between Sprint and its suppliers or vendors.

▸	The occurrence of any of the foregoing could disrupt our customer service and/or result in a decrease in our subscribers, which could adversely affect our results of operations.

RISKS RELATED TO THE SENIOR NOTES

The terms of the instruments governing our debt place restrictions on us and our subsidiaries, which may limit our operating flexibility.

The respective indentures governing the November 2003 notes and the senior notes impose material operating and financial restrictions on us and our subsidiaries. These restrictions, subject in certain cases to ordinary course of business and other exceptions, may limit our ability and the ability of our subsidiaries to engage in some transactions, including the following:

▸	incurring additional debt or in the case of our guarantor subsidiaries, issuing capital stock to a third party;

▸	paying dividends, redeeming capital stock or making other restricted payments or investments;

▸	creating liens on assets;

▸	merging, consolidating or disposing of assets;

▸	repurchasing common stock of Alamosa Holdings;

▸	entering into transactions with affiliates;

▸	placing restrictions on the ability of guarantor subsidiaries to pay dividends or make other payments to Alamosa Delaware; and

▸	changing lines of business.

These restrictions could limit our ability to obtain debt financing, repurchase stock, refinance or pay principal or interest on our outstanding debt, complete acquisitions for cash or debt or react to changes in our operating environment. Any future debt that we incur may be subject to similar or more restrictive covenants.

We are a holding company and because the subsidiary guarantees of the senior notes are unsecured and subordinated to debt that may in the future encumber our guarantor subsidiaries' assets, you may not be fully repaid if we or our guarantor subsidiaries become insolvent.

The senior notes are unsecured obligations of Alamosa Delaware. We are a holding company that derives all of our operating income from our subsidiaries. We are dependent on the earnings and cash flows of our subsidiaries to meet our obligations with respect to the senior notes. The terms of future indebtedness of our subsidiaries and the laws of the jurisdictions under which those subsidiaries are organized may limit the payment of dividends and other distributions to us.

In addition, the right to payment on the subsidiary guarantees of the senior notes will be subordinated to all of our guarantor subsidiaries' designated senior debt. Currently, none of the guarantor subsidiaries has any designated senior debt. However, pursuant to the indenture governing the senior notes, the guarantor subsidiaries may incur designated senior debt pursuant to "credit facilities" (as defined in the indenture). Under this indenture and the indentures governing the November 2003 notes, credit facilities include, among other things, syndicated bank loans, other revolving or term loans and notes issued pursuant to indentures. We and the guarantor subsidiaries may incur significant senior debt under the indenture, including, at a minimum, up to $330 million of indebtedness pursuant to one or more credit facilities, which may be secured by liens on substantially all of the assets of the guarantor subsidiaries, and up to $75 million of additional indebtedness, which could include borrowings under credit facilities. In addition to this indebtedness, under the indenture governing the senior notes and the indentures governing the November 2003 notes, we and the guarantor subsidiaries may incur other additional debt as long as, after giving effect to the incurrence of such debt, the ratio of our consolidated debt to our annualized EBITDA (as defined in these indentures) for the two most recently completed fiscal quarters would not exceed 6.5 to 1. Because of the subordination provisions of the subsidiary guarantees, in the event of the bankruptcy, liquidation or dissolution of any guarantor subsidiaries, such guarantor subsidiaries' assets will be available to pay obligations on the applicable guarantees only after all outstanding designated senior debt of such entities has been paid in full. In addition, an event of default under any future designated senior debt may prohibit the guarantor subsidiaries of the senior notes from paying the guarantees of the senior notes.

We do not own any licenses to operate our portion of the PCS network of Sprint. Our affiliation agreements with Sprint PCS and the infrastructure equipment used in our network create the majority of the value of our assets. These assets are highly specialized and, taken individually, have limited marketability, particularly as a result of some of the provisions in our affiliation agreements with Sprint PCS. Therefore, in a foreclosure sale or liquidation, these assets are likely to be sold as an entirety, and the lenders under any designated senior debt may not realize enough money to satisfy all such designated senior debt.

Alamosa Holdings, our indirect parent company, is a guarantor under the indentures governing the 13 5/8% senior notes, 12½% senior notes and 12 7/8% senior discount notes. If we are unable to pay our debts as they mature, the holders of those notes may have a claim to Alamosa Holdings' assets, which includes ownership of our capital stock. Therefore, the rights of holders of the senior notes may be effectively subordinated, in some instances, to the rights of holders of those series of our outstanding notes.

Because federal and state statutes may allow courts to void the guarantees of the senior notes by our subsidiaries, you may not have the right to receive any money pursuant to the guarantees.

Although the subsidiary guarantees of the senior notes provide you with a claim against the assets of the applicable guarantor subsidiary, creditors of a bankrupt guarantor subsidiary may challenge the guarantee. If a challenge were upheld, then the applicable guarantee would be invalid and unenforceable and junior to all creditors, including trade creditors, of that guarantor subsidiary.

The creditors of a bankrupt guarantor subsidiary could challenge a guarantee on the ground that the guarantee constituted a fraudulent conveyance under bankruptcy laws. If a court were to rule that the guarantee did constitute a fraudulent conveyance, then the court could void the obligations under the guarantee or subordinate the guarantee to other debt of the guarantor or take other action detrimental to holders of the senior notes. In addition, any of the guarantees could be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of our subsidiary that provided the guarantee, the obligations of the applicable guarantor were incurred for less than fair consideration.

Under the indentures governing the November 2003 notes and the senior notes, we will be permitted to make payments to Alamosa Holdings to make cash dividend payments with respect to its outstanding shares of preferred stock.

The indenture that governs the senior notes allows us, subject to certain restrictions, to pay cash dividends to Alamosa Holdings so that it may pay dividends on its preferred stock in cash. Specifically, on or prior to July 31, 2008, we may pay such dividends to Alamosa Holdings as long as, immediately following the payment of such dividends, the ratio of our consolidated debt to our annualized EBITDA (earnings before interest, taxes, depreciation and amortization, as defined in this indenture and the indentures governing the November 2003 notes) for the two most recently completed fiscal quarters does not exceed 7.75 to 1. After July 31, 2008, we will have no restrictions on our ability to pay such cash dividends under these indentures. The indentures governing the November 2003 notes contain no comparable limitation.

On February 2, 2004, Alamosa Holdings made a dividend payment, in respect of the period from November 10, 2003 through January 31, 2004, on its outstanding shares of series B preferred stock in cash from payments made by us to Alamosa Holdings, and, on April 30, 2004, Alamosa Holdings made a dividend payment in cash, in respect of the period from February 1, 2004 through April 30, 2004, on its outstanding shares of series B preferred stock from payments made by us to Alamosa Holdings. In addition, on July 1, 2004, Alamosa Holdings announced that it would make a dividend payment in cash payable on August 2, 2004, in respect of the period from May 1, 2004 to July 31, 2004, on its outstanding shares of series B preferred stock. We anticipate that in the future Alamosa Holdings will continue to make required dividend payments on its outstanding shares of series B preferred stock and any outstanding shares of series C preferred stock in cash from payments made by us and our subsidiaries, subject to compliance with the requirements described above, the terms of future indebtedness of us and our subsidiaries and the laws of the jurisdictions under which we and our subsidiaries are organized. Based on the 679,435 shares of series B preferred stock outstanding as of April 15, 2004, and assuming that all future dividend payments are made in cash, we and our guarantor subsidiaries could make distributions to Alamosa Holdings of up to $12.7 million annually to make dividend payments in cash on such shares of preferred stock. Such distributions to Alamosa Holdings could adversely affect our ability to pay our obligations under the senior notes.

We may be unable to repurchase the senior notes upon a change of control.

Upon the occurrence of a change of control event, as defined under the indenture governing the senior notes, we would be required to offer to repurchase the senior notes for cash at a price equal to

101% of their aggregate principal amount, plus accrued and unpaid interest, if any. The terms under which a change of control would occur are similar under the indenture governing our other outstanding notes and the indenture governing the senior notes. Accordingly, we would also be required to offer to purchase our other outstanding notes for cash at a price equal to 101% of their aggregate principal amount or accreted value, as the case may be, plus accrued and unpaid interest, if any. The change of control provisions of the indenture governing the senior notes will not protect you if we engage in a reorganization, restructuring, merger or similar transaction, including a highly leveraged transaction, unless that transaction constitutes a change of control for purposes of the indenture, even if such transaction could adversely affect the holders of the senior notes.

Debt that we may incur in the future, including any designated senior debt, may contain provisions prohibiting transactions that would constitute a change of control or requiring such debt to be repurchased upon a change of control. Moreover, the exercise by holders of the senior notes of their right to require us to repurchase their notes could cause a default under other debt, even if the change of control itself does not result in a default under such debt, due to the financial effect of such repurchase on us.

We cannot assure you that we will have the financial resources necessary to repurchase the senior notes and satisfy other payment obligations that could be triggered upon a change of control (including obligations as to which the senior notes may be subordinated in right of payment). If we do not have sufficient financial resources to effect a change of control offer, we would be required to seek additional financing from outside sources to repurchase the senior notes. We cannot assure you that financing would be available to us on satisfactory terms, or at all.

We may be unable to repay or refinance indebtedness maturing prior to the maturity of the senior notes.

Our existing senior indebtedness, as of March 31, 2004, represents approximately $720.4 million in aggregate principal amount (which does not include approximately $33.5 million and $0.7 million of additional principal accretion through maturity on the 12% senior discount notes due 2009 and 12 7/8% senior discount notes due 2010, respectively). The senior indebtedness we incurred prior to the issuance and sale of the old notes will mature prior to the maturity of the senior notes, and we also must pay cash interest on that indebtedness prior to the maturity of the senior notes. We may not be able to generate sufficient funds from operations to repay all of those obligations as they are currently scheduled to become due. Accordingly, it may be necessary to refinance some of those obligations at or before their respective maturities.

Our ability to refinance those obligations will depend on, among other things, our financial condition at the time of refinancing, the restrictions contained in any outstanding financing arrangements, including the indenture governing the senior notes, and market conditions. We may not be able to refinance those obligations. If we are unable to refinance those obligations, or unable to obtain satisfactory terms, this could have an adverse effect on us, including on our ability to pay cash interest and make scheduled principal repayments on our debt, including the senior notes.

RISKS RELATED TO THE EXCHANGE OFFER

Any outstanding old notes after the consummation of the exchange offer will continue to be subject to existing transfer restrictions, and the holders of old notes after the consummation of the exchange offer may not be able to sell their old notes.

We did not register the old notes under the Securities Act or any state securities laws, nor do we intend to do so after the exchange offer. As a result, the old notes may only be transferred in limited circumstances under applicable securities laws. If you do not exchange your old notes in the exchange offer, you will lose your right to have the old notes registered under the Securities Act, subject to certain limitations. If you continue to hold old notes after the exchange offer, you may be unable to sell the old notes. Old notes that are not tendered or are tendered but not accepted will, following the exchange offer, continue to be subject to existing transfer restrictions.

There is no established trading market for the new notes, and you may find it difficult to sell your new notes.

There is no existing trading market for the new notes. We do not intend to apply for listing or quotation of the new notes on any exchange. Therefore, we do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be, nor can we make any assurances regarding the ability of holders of new notes to sell their new notes, the amount of new notes to be outstanding following the exchange offer or the price at which the new notes might be sold.

As a result, the market price of the new notes could be adversely affected. Historically, the market for non-investment grade debt, such as the new notes, has been subject to disruptions that have caused substantial volatility in the prices of such securities. Any such disruptions may have an adverse affect on holders of the new notes.

You must comply with the exchange offer procedures in order to receive new, freely tradeable new notes.

Delivery of new notes in exchange for old notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of the following:

▸	certificates for old notes or a book-entry confirmation of a book-entry transfer of old notes into the exchange agent's account at DTC, New York, New York as depository, including an agent's message (as described in this prospectus) if the tendering holder does not deliver a letter of transmittal;

▸	a completed and signed letter of transmittal (or facsimile thereof), with any required signature guarantees, or an agent's message in lieu of the letter of transmittal; and

▸	any other documents required by the letter of transmittal.

Therefore, holders of old notes who would like to tender old notes in exchange for new notes should be sure to allow enough time for the old notes to be delivered on time. We are not required to notify you of defects or irregularities in tenders of old notes for exchange. Old notes that are not tendered or that are tendered but not accepted for exchange will, following consummation of the exchange offer, continue to be subject to the existing transfer restrictions under the Securities Act, and, upon consummation of the exchange offer, certain registration and other rights under the registration rights agreement will terminate. See "The exchange offer—Procedures for tendering old notes" and "The exchange offer—Consequences of failure to exchange old notes."

Some holders who exchange their old notes may be deemed to be underwriters and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes (other than a resale of an unsold allotment resulting from the original offering of the old notes).

RISKS RELATED TO THE WIRELESS TELECOMMUNICATIONS INDUSTRY

We may continue to experience a high rate of subscriber turnover, which would adversely affect our financial performance.

The wireless personal communications services industry in general, and Sprint and its PCS Affiliates in particular, have experienced a higher rate of subscriber turnover, commonly known as churn. We believe this higher churn rate has resulted from Sprint's programs for marketing its services to sub-prime credit quality subscribers, Sprint's relatively less established subscriber base and Sprint's focus on adding subscribers from the consumer segment of the industry rather than business subscribers.

Due to, among other things, significant competition in our industry and general economic conditions, our future churn rate may be higher than our historical rate. Factors that may contribute to higher churn include:

▸	inability or unwillingness of subscribers to pay, which results in involuntary deactivations, which accounted for approximately 40% and 32% of our deactivations in the year ended December 31, 2003 and the three months ended March 31, 2004, respectively;

▸	subscriber mix and credit class, particularly sub-prime credit subscribers, which accounted for approximately 27% and 39% of our gross subscriber additions for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively, and account for approximately 24% of our subscriber base as of March 31, 2004;

▸	the number of Sprint PCS subscribers based in our territory that receive our services under a contract, consisting of approximately 79% of Sprint PCS subscribers based in our territory as of March 31, 2004. Of these subscribers under contracts, approximately 73% were under contracts with original contract terms of two years or longer;

▸	the attractiveness of our competitors' products, services and pricing;

▸	network performance and coverage relative to our competitors;

▸	customer service;

▸	any increased prices for services in the future; and

▸	any future changes by us in the products and services we offer, especially to the Clear Pay program.

An additional factor that may contribute to a higher churn rate is the implementation of the FCC's WLNP requirement. The FCC regulations relating to WLNP enable wireless subscribers to keep their telephone numbers when switching to another carrier. As of November 24, 2003, all covered Commercial Mobile Radio Services, or CMRS, providers, including broadband PCS, cellular and certain specialized mobile radio, or SMR, licensees, must allow customers within the top 100 metropolitan statistical areas, or MSAs, to retain, subject to certain geographic limitations, their existing telephone number when switching from one telecommunications carrier to another. As of May 24, 2004, all MSAs below the top 100 became subject to this mandate. The overall impact of this mandate is uncertain. We anticipate that the WLNP mandate will increase operating costs on all CMRS providers, including us, and may result in higher churn rates and subscriber acquisition and retention costs.

A high rate of subscriber turnover could adversely affect our competitive position, liquidity, financial position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by subscribers.

Regulation by government agencies and taxing authorities may increase our costs of providing service or require us to change our services.

Our operations and those of Sprint may be subject to varying degrees of regulation by the FCC, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and state and local regulatory agencies and legislative bodies. Adverse decisions or regulations of these regulatory bodies could negatively impact Sprint's operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our current relationship with Sprint.

Concerns over health risks posed by the use of wireless handsets may reduce consumer demand for our services.

Media reports have suggested that radio frequency emissions from wireless handsets may:

▸	be linked to various health problems resulting from continued or excessive use, including cancer;

▸	interfere with various electronic medical devices, including hearing aids and pacemakers; and

▸	cause explosions if used while fueling an automobile.

Widespread concerns over radio frequency emissions may expose us to potential litigation, discourage the use of wireless handsets or result in additional regulation imposing restrictions or increasing requirements on the location and operation of cell sites or the use or design of wireless handsets. Any resulting decrease in demand for these services or increase in the cost of complying with additional regulations could impair our ability to profitably operate our business.

Significant competition in the wireless telecommunications industry may result in our competitors offering new services or lower prices, which could prevent us from operating profitably and may cause prices for our services to continue to decline in the future.

Competition in the wireless telecommunications industry is intense. Competition has caused, and we anticipate that competition will continue to cause the market prices for two-way wireless products and services to decline. Our ability to compete will depend, in part, on our ability to anticipate and respond to various competitive factors affecting the wireless telecommunications industry. While we try to maintain and grow our average monthly revenue per user, we cannot assure you that we will be able to do so. If prices for our services continue to decline, it could adversely affect our ability to grow revenue, which would have a material adverse effect on our financial condition and our results of operations.

Our dependence on Sprint to develop competitive products and services and the requirement that we obtain Sprint's consent for our subsidiaries to sell non-Sprint approved equipment may limit our ability to keep pace with our competitors on the introduction of new products, services and equipment. Some of our competitors are larger than us, possess greater resources and more extensive coverage areas and may market other services, such as landline telephone service, cable television and Internet access, along with their wireless communications services. In addition, we may be at a competitive disadvantage since we may be more highly leveraged than some of our competitors.

Market saturation could limit or decrease our rate of new subscriber additions.

Intense competition in the wireless communications industry could cause prices for wireless products and services to continue to decline. If prices drop, then our rate of net subscriber additions will take on greater significance in improving our financial condition and results of operations. However, as our and our competitors' penetration rates in our markets increase over time, our rate of adding net subscribers could decrease. If this decrease were to happen, it could materially adversely affect our liquidity, financial condition and results of operations.

Alternative technologies and current uncertainties in the wireless market may reduce demand for PCS products and services.

The wireless communications industry is experiencing significant technological change, as evidenced by the increasing pace of digital upgrades in existing analog wireless systems, evolving industry standards, ongoing improvements in the capacity and quality of digital technology, shorter development cycles for new products and enhancements and changes in end-user requirements and preferences. Technological advances and industry changes could cause the technology used on our network to become obsolete. We rely on Sprint for research and development efforts with respect to Sprint PCS products and services and with respect to the technology used on our portion of the PCS network of Sprint. Sprint may not be able to respond to such changes and implement new technology on a timely basis, or at an acceptable cost.

If Sprint is unable to keep pace with these technological changes or changes in the wireless communications market, the technology used on our network or our business strategy may become obsolete. In addition, other carriers are in the process of completing, or have completed, upgrades to 1xRTT, or other 3G technologies. 3G technology provides high-speed, always-on Internet connectivity and high-quality video and audio. As of March 31, 2004, we have upgraded our network to CDMA 1xRTT, and are offering PCS Vision services, in markets representing approximately 97% of the covered population in our territory.

We also face competition from paging, dispatch and conventional mobile radio operations, enhanced specialized mobile radio, called ESMR, and mobile satellite service. In addition, future FCC regulation or Congressional legislation may create additional spectrum allocations that would have the effect of adding new entrants (and thus additional competitors) into the wireless telecommunications services industry.

Regulation by government or potential litigation relating to the use of wireless phones while driving could adversely affect our results of operations.

Some studies have indicated that some aspects of using wireless phones while driving may impair drivers' attention in certain circumstances, making accidents more likely. These concerns could lead to litigation relating to accidents, deaths or serious bodily injuries, or to new restrictions or regulations on wireless phone use, any of which also could have material adverse effects on our results of operations. A number of U.S. states and local governments are considering or have recently enacted legislation that would restrict or prohibit the use of a wireless handset while driving a vehicle or, alternatively, require the use of a hands-free telephone. Legislation and new restrictions or government regulations that restrict or prohibit wireless phone use could have a material adverse effect on our results of operations.

Use of proceeds

We will not receive any proceeds from this exchange offer. Because we are exchanging the new notes for the old notes, which have substantially identical terms, the issuance of the new notes will not result in any increase in our indebtedness. The exchange offer is intended to satisfy our obligations under the registration rights agreement.

Gross proceeds from the issuance and sale of the old notes were $250 million. The net proceeds from the issuance of the old notes were approximately $242 million, after deducting the discounts and commissions to the initial purchasers and certain offering expenses. Approximately $200 million of the net proceeds was used to repay and terminate our then-existing credit facility, including an undrawn $25 million revolving credit facility. The balance of the net proceeds will be used for general corporate purposes.

Capitalization

The table below sets forth the following information for our cash and cash equivalents and capitalization as of March 31, 2004. The information presented below should be read in conjunction with "Selected historical financial information" included elsewhere in this prospectus.

As of March 31, 2004
(dollars in thousands) Cash and cash equivalents	$133,600
Capital leases	1,154
8½% senior notes due 2012	250,000
11% senior notes due 2010	250,798
12% senior discount notes due 2009	199,818
13 5/8% senior notes due 2011	2,475
12½% senior notes due 2011	11,600
12 7/8% senior discount notes due 2010	5,734
Total debt	721,579
Stockholder's equity	240,915
Total capitalization	$962,494

The exchange offer

PURPOSE OF THE EXCHANGE OFFER

In connection with the issuance and sale of the old notes on January 20, 2004, we entered into a registration rights agreement with UBS Securities LLC, Bear, Stearns & Co. Inc. and Lehman Brothers Inc., the initial purchasers of the old notes. Under the registration rights agreement, we agreed, among other things, to:

▸	file a registration statement (the "exchange offer registration statement") with the SEC with respect to this exchange offer within 90 days after the date of original issuance of the old notes to exchange the old notes for senior notes of Alamosa Delaware having terms substantially identical in all material respects to the old notes (except that the new notes will not contain terms with respect to transfer restrictions);

▸	use reasonable best efforts to cause the exchange offer registration statement to be declared effective under the Securities Act within 180 days after the date of original issuance of the old notes; and

▸	offer the new notes, upon the effectiveness of the exchange offer registration statement, in exchange for surrender of the old notes and to keep this exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of this exchange offer is mailed to the holders of the old notes.

We are conducting this exchange offer to satisfy these obligations under the registration rights agreement.

Under some circumstances, we may be required to file and use reasonable best efforts to cause to be declared effective under the Securities Act, in addition to or in lieu of the exchange offer registration statement, a shelf registration statement covering resales of the old notes and/or the new notes. If we fail to meet specified deadlines under the registration rights agreement, then we will be obligated to pay special interest to holders of the old notes. See "—Registration rights; special interest."

TERMS OF THE EXCHANGE OFFER

We are offering to exchange an aggregate principal amount of up to $250 million of new notes for a like aggregate principal amount of old notes. The new notes will evidence the same debt as the old notes for which they are exchanged and will, like the old notes, be issued under and entitled to the benefits of the indenture governing the senior notes. The form and terms of the new notes issued in the exchange offer will be the same as the form and terms of the old notes, except that the new notes:

▸	will be registered under the Securities Act;

▸	will not bear restrictive legends restricting their transfer under the Securities Act;

▸	will not be entitled to the registration rights that apply to the old notes; and

▸	will not contain provisions relating to special interest in connection with the old notes under circumstances related to the timing of this exchange offer.

The exchange offer is not extended to holders of old notes in any jurisdiction where the exchange offer would not comply with the securities or blue sky laws of that jurisdiction.

As of the date of this prospectus, $250 million aggregate principal amount of old notes is outstanding. Only registered holders of the old notes, or their legal representatives and attorneys-in-fact, as reflected on the records of the trustee under the indenture governing the senior notes, may participate in the exchange offer. We will not set a fixed record date for determining registered holders of the old notes entitled to participate in the exchange offer. This prospectus, together with the letter of transmittal, is being sent to all registered holders of old notes and to others believed by us to have beneficial interests in the old notes.

Upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal, we will accept for exchange old notes which are properly tendered on or before the expiration date and not withdrawn as permitted below. As used in this section of the prospectus, the term "expiration date" means 5:00 p.m., New York City time, on August 16, 2004. If, however, we, in our sole discretion, extend the period of time for which the exchange offer is open, the term "expiration date" means the latest time and date to which the exchange offer is so extended. Old notes tendered in the exchange offer must be in denominations of the principal amount of $1,000 and any integral multiple of $1,000 in excess thereof.

If you do not tender your old notes or if you tender old notes that are not accepted for exchange, your old notes will remain outstanding. Existing transfer restrictions would continue to apply to old notes that remain outstanding. See "—Consequences of failure to exchange old notes" for more information regarding old notes outstanding after the exchange offer. Holders of the old notes do not have any appraisal or dissenters' rights in connection with the exchange offer.

We make no recommendation that you tender or not tender old notes in the exchange offer nor have we authorized anyone to make any recommendation. You must decide whether to tender old notes in the exchange offer and, if you decide to tender, the aggregate amount of old notes to tender.

We have the right, in our reasonable and sole discretion and in accordance with applicable law, at any time:

▸	to extend the expiration date;

▸	to delay the acceptance of any old notes or to terminate the exchange offer and not accept any old notes for exchange if we determine that any of the conditions to the exchange offer described below under "—Conditions to the exchange offer" have not occurred or have not been satisfied; and

▸	to amend the terms of the exchange offer in any manner.

During an extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us.

We will give oral or written notice of any extension, delay, non-acceptance, termination or amendment to the exchange agent as promptly as practicable and make a public announcement of the extension, delay, non-acceptance, termination or amendment. In the case of an extension, the announcement will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

PROCEDURES FOR TENDERING OLD NOTES

Valid tender.    When a holder of old notes tenders, and we accept, old notes for exchange, a binding agreement between us, on the one hand, and the tendering holder, on the other hand, is created, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal.

Except as described below under "—Guaranteed delivery," a holder of old notes who wishes to tender old notes for exchange must, on or prior to the expiration date:

▸	transmit a properly completed and duly executed letter of transmittal, together with all other documents required by the letter of transmittal, to the exchange agent as provided below under "—Exchange Agent;" or

▸	if old notes are tendered in accordance with the book-entry procedures described below under "— Book-entry transfers," arrange with DTC to cause an agent's message to be transmitted to the exchange agent as provided below under "—Exchange agent."

The term "agent's message" means a message transmitted to the exchange agent by DTC that states that DTC has received an express acknowledgment that the tendering holder agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against that holder.

In addition, on or prior to the expiration date:

▸	the exchange agent must receive the certificates for the old notes being tendered;

▸	the exchange agent must receive a confirmation, referred to as a "book-entry confirmation," of the book-entry transfer of the old notes being tendered into the exchange agent's account at DTC, and the book-entry confirmation must include an agent's message; or

▸	the holder must comply with the guaranteed delivery procedures described below under "—Guaranteed delivery."

If you beneficially own old notes and those notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian and you wish to tender your old notes in the exchange offer, you should contact the registered holder as soon as possible and instruct it to tender the old notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

The method of delivery of the certificates for the old notes, the letter of transmittal and all other required documents is at your election and risk. If delivery is by mail, we recommend registered mail with return receipt requested, properly insured, or overnight delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. Delivery is complete when the exchange agent actually receives the items to be delivered. Delivery of documents to DTC in accordance with DTC's procedures does not constitute delivery to the exchange agent. Do not send letters of transmittal or old notes to us.

We will not accept any alternative, conditional or contingent tenders. Each tendering holder, by execution of a letter of transmittal or by causing the transmission of an agent's message, waives any right to receive any notice of the acceptance of such tender.

Signature guarantees.    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the old notes surrendered for exchange are tendered:

▸	by a registered holder of old notes who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal; or

▸	for the account of an eligible institution.

An "eligible institution" is a firm or other entity which is identified as an "Eligible Guarantor Institution" in Rule 17Ad-15 under the Exchange Act, including:

▸	a bank;

▸	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

▸	a credit union;

▸	a national securities exchange, registered securities association or clearing agency; or

▸	a savings association.

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution.

If old notes are registered in the name of a person other than the signer of the letter of transmittal, the old notes surrendered for exchange must be endorsed or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the holder's signature guaranteed by an eligible institution, and must also be accompanied by such opinions of counsel, certifications and other information as we or the trustee under the indenture for the old notes may require in accordance with the restrictions on transfer applicable to the old notes.

Book-entry transfers.    For tenders by book-entry transfer of old notes cleared through DTC, the exchange agent will make a request to establish an account at DTC for purposes of the exchange offer. Any financial institution that is a DTC participant may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC may use the Automated Tender Offer Program, or ATOP, procedures to tender old notes. Accordingly, any participant in DTC may make book-entry delivery of old notes by causing DTC to transfer those old notes into the exchange agent's account at DTC in accordance with DTC's ATOP procedures.

Notwithstanding the ability of holders of old notes to effect delivery of old notes through book-entry transfer at DTC, either:

▸	the letter of transmittal or an agent's message in lieu of the letter of transmittal, with any required signature guarantees and any other required documents, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable, must be transmitted to and received by the exchange agent prior to the expiration date as provided below under "—Exchange agent"; or

▸	the guaranteed delivery procedures described below must be complied with.

Guaranteed delivery.    If a holder wants to tender old notes in the exchange offer and (1) the certificates for the old notes are not immediately available or all required documents are unlikely to reach the exchange agent on or prior to the expiration date, or (2) a book-entry transfer cannot be completed on a timely basis, the old notes may be tendered if:

▸	the tender is made by or through an eligible institution;

▸	the eligible institution delivers a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided, to the exchange agent by hand, facsimile, mail or overnight delivery service on or prior to the expiration date:

▸	stating that the tender is being made;

▸	setting forth the name and address of the holder of the old notes being tendered and the amount of the old notes being tendered; and

▸	guaranteeing that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a properly completed and duly executed letter of transmittal, or an agent's message, with any required signature guarantees and any other documents required by the letter of transmittal, will be deposited by the eligible institution with the exchange agent; and

▸	the exchange agent receives the certificates for the old notes, or a book-entry confirmation, and a properly completed and duly executed letter of transmittal, or an agent's message in lieu thereof, with any required signature guarantees and any other documents required by the letter of transmittal within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Determination of validity.    We, in our sole discretion, will resolve all questions regarding the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered old notes. The determination of these questions by us, as well as our interpretation of the terms and conditions of the exchange offer, including the letter of transmittal, will be final and binding on all parties. A tender of old notes is invalid until all defects and irregularities have been cured or waived. Holders must cure any defects and irregularities in connection with tenders of old notes for exchange within such reasonable period of time as we will determine, unless we waive the defects or irregularities. None of us, any of our respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any defects or irregularities in tenders, nor will any of them be liable for failing to give any such notice.

We reserve the absolute right, in our sole and absolute discretion:

▸	to reject any tenders determined to be in improper form or unlawful;

▸	to waive any of the conditions of the exchange offer; and

▸	to waive any condition or irregularity in the tender of old notes by any holder, whether or not we waive similar conditions or irregularities in the case of other holders.

If any letter of transmittal, certificate, endorsement, bond power, power of attorney or any other document required by the letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must indicate such capacity when signing. In addition, unless waived by us, the person must submit proper evidence satisfactory to us, in our sole discretion, of the person's authority to so act.

ACCEPTANCE OF OLD NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes properly tendered and, promptly after the expiration date, issue the new notes that will be registered under the Securities Act. See "—Conditions to the exchange offer" for a discussion of the conditions that must be satisfied or waived before old notes are accepted for exchange. The exchange agent might not deliver the new notes to all tendering holders at the same time. The timing of delivery depends upon when the exchange agent receives and processes the required documents.

For purposes of the exchange offer, we will be deemed to have accepted properly tendered old notes for exchange when we give oral or written notice to the exchange agent of acceptance of the tendered old notes, with written confirmation of any oral notice to be given promptly thereafter. The exchange agent is our agent for receiving tenders of old notes, letters of transmittal and related documents.

For each old note accepted for exchange, the holder will receive a new note registered under the Securities Act having a principal amount equal to that of the surrendered old note. Accordingly, registered holders of new notes issued in the exchange offer on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date to which interest has been paid on the old notes or, if no interest has been paid on the old notes, from January 20, 2004. Old notes accepted for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

In all cases, we will issue new notes in the exchange offer for old notes that are accepted for exchange only after the exchange agent timely receives:

▸	certificates for those old notes or a timely book-entry confirmation of the transfer of those old notes into the exchange agent's account at DTC;

▸	a properly completed and duly executed letter of transmittal or an agent's message in lieu thereof; and

▸	all other documents required by the letter of transmittal, such as endorsements, bond powers, opinions of counsel, certifications and powers of attorney, if applicable.

If for any reason under the terms and conditions of the exchange offer we do not accept any tendered old notes, or if a holder submits old notes for a greater principal amount than the holder desires to exchange, we will return the unaccepted or non-exchanged old notes without cost to the tendering holder promptly after the expiration or termination of the exchange offer. In the case of old notes tendered by book-entry transfer through DTC, any unexchanged old notes will be credited to an account maintained with DTC.

RESALES OF NEW NOTES

Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that the new notes would be freely transferable by holders of the old notes other than affiliates of Alamosa Delaware after this exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the new notes and that it is not an affiliate of Alamosa Delaware, as such terms are interpreted by the SEC; provided, however, that broker-dealers ("participating broker-dealers") receiving new notes in this exchange offer will have a prospectus delivery requirement with respect to resales of such new notes. The SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to new notes (other than a resale of an unsold allotment from the original sale of the old notes) with the prospectus contained in the exchange offer registration statement. Under the registration rights agreement, we are required to allow participating broker-dealers and other persons, if any, with similar prospectus delivery requirements to use this prospectus, as amended or supplemented, in connection with the resale of such new notes.

We will not seek our own interpretive letter from the SEC. As a result, we cannot assure you that the SEC staff would take the same position with respect to this exchange offer as it did in interpretive letters to other parties in similar transactions.

In accordance with the SEC's position described above, a holder of old notes (other than certain specified holders) who wishes to exchange such notes for new notes in this exchange offer will be required to represent that:

▸	any new notes to be received by it will be acquired in the ordinary course of its business;

▸	at the time of the commencement of the exchange offer it has no arrangement or understanding with any person to participate in the distribution (as such term is defined in Rule 405 under the Securities Act) of the new notes in violation of the provisions of the Securities Act;

▸	it is not an affiliate (as such term is defined in Rule 405 under the Securities Act) of Alamosa Delaware;

▸	if such holder is not a broker-dealer, it is not engaged in, and does not intend to engage in, a distribution of the new notes,

▸	if such holder is a broker-dealer that will receive new notes for its own account in exchange for old notes that were acquired as a result of market-making or other trading activities, it will deliver a prospectus in connection with any resale of such new notes; and

▸	such holder has full power and authority to transfer the old notes in exchange for the new notes and that Alamosa Delaware will acquire good and unencumbered title thereto free and clear of any liens, restrictions, charges or encumbrances and not subject to any adverse claims.

If the holder of old notes is an affiliate of Alamosa Delaware, including an affiliate of any guarantor subsidiary, or is engaged in, or intends to engage in, or has an arrangement or understanding with any person to participate in, a distribution of the new notes, that holder or other person may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by it as a result of market-making activities or other trading activities, may be deemed to be an "underwriter" within the meaning of the Securities Act and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the new notes (other than a resale of an unsold allotment resulting from the original offering of the old notes). The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. See "Plan of distribution" for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer and the new notes.

WITHDRAWAL RIGHTS

You can withdraw tenders of old notes at any time prior to the expiration date. For a withdrawal to be effective, you must deliver a written notice of withdrawal to the exchange agent or comply with the appropriate procedures of ATOP. Any notice of withdrawal must:

▸	specify the name of the person that tendered the old notes to be withdrawn;

▸	identify the old notes to be withdrawn, including the principal amount of those old notes; and

▸	where certificates for old notes are transmitted, the name of the registered holder of the old notes if different from the person withdrawing the old notes.

If you delivered or otherwise identified certificated old notes to the exchange agent, you must submit the serial numbers of the old notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of old notes tendered for the account of an eligible institution. See "The exchange offer—Procedures for tendering old notes—Signature guarantees" for further information on the requirements for guarantees of signatures on notices of withdrawal. If you tendered old notes in accordance with applicable book-entry transfer procedures, the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn old notes and you must deliver the notice of withdrawal to the exchange agent. You may not rescind withdrawals of tender; however, old notes properly withdrawn may again be tendered at any time on or prior to the expiration date in accordance with the procedures described under "The exchange offer—Procedures for tendering old notes."

We will determine, in our sole discretion, all questions regarding the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination of these questions, as well as our interpretation of the terms and conditions of the exchange offer (including the letter of transmittal), will be final and binding on all parties. None of us, any of our respective affiliates or assigns, the exchange agent or any other person is under any obligation to give notice of any irregularities in any notice of withdrawal, nor will any of us or them be liable for failing to give any such notice.

Withdrawn old notes will be returned to the holder as promptly as practicable after withdrawal without cost to the holder. In the case of old notes tendered by book-entry transfer through DTC, the old notes withdrawn will be credited to an account maintained with DTC.

CONDITIONS TO THE EXCHANGE OFFER

Notwithstanding any other provision of the exchange offer, the exchange offer is subject to the conditions that:

▸	the exchange offer does not violate applicable law or any applicable interpretation of the staff of the SEC;

▸	no action or proceeding has been instituted or threatened in any court or by any governmental agency which might materially impair our ability to proceed with the exchange offer and no material adverse development has occurred in any existing action or proceeding with respect to us; and

▸	all governmental approvals which we deem necessary for the consummation of the exchange offer have been obtained.

The foregoing conditions are for our sole benefit, and we may assert them regardless of the circumstances giving rise to any such condition, or we may waive the conditions, completely or partially, whenever or as many times as we choose, in our reasonable discretion. The foregoing rights are not deemed waived because we fail to exercise them, but continue in effect, and we may still assert them whenever or as many times as we choose. If we determine that a waiver of conditions materially changes the exchange offer, the prospectus will be amended or supplemented, and the exchange offer extended, if appropriate, as described under "—Terms of the exchange offer."

In addition, at a time when any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or with respect to the qualification of the indenture under the Trust Indenture Act of 1939, as amended, we will not accept for exchange any old notes tendered, and no new notes will be issued in exchange for any such old notes.

If we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy, the registration rights agreement requires that we file a shelf registration statement to cover resales of the old notes by the holders thereof who satisfy specified conditions relating to the provision of information in connection with the shelf registration statement. See "—Registration rights; special interest."

EXCHANGE AGENT

We have appointed Wells Fargo Bank, N.A. as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent. Holders of old notes seeking to tender old notes in the exchange offer should send certificates for old notes, letters of transmittal and any other required documents to the exchange agent by registered, certified or regular mail, hand delivery, overnight delivery service or facsimile (eligible institutions only), as follows:

Wells Fargo Bank, N.A., Corporate Trust Operations
By Registered or Certified Mail:	By Hand:	By Regular Mail or Overnight Courier:
Wells Fargo Bank, N.A. MAC # N9303-121 Corporate Trust Operations P.O. Box 1517 Minneapolis, MN 55480-1517	Wells Fargo Bank, N.A. 608 Second Avenue South Corporate Trust Operations, 12th Floor Minneapolis, MN 55402	Wells Fargo Bank, N.A. MAC # N9303-121 Corporate Trust Operations 6th & Marquette Avenue Minneapolis, MN 55479
For Information or to Confirm by Telephone Call: (800) 344-5128
By Facsimile (Eligible Institutions Only): (612) 667-4927

If you deliver the letter of transmittal or any other required documents other than as indicated above, your tender of old notes will be invalid.

FEES AND EXPENSES

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the new notes and the conduct of the exchange offer (other than any underwriting discounts or commissions). These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses.

We have not retained any dealer-manager in connection with the exchange offer and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of old notes pursuant to the exchange offer.

The principal solicitation of tenders in the exchange offer is being made by mail. Additional solicitation may be made by telephone, facsimile or in person by our officers and regular employees and by persons so engaged by the exchange agent. We will not pay any additional compensation to our officers and employees who engage in soliciting tenders.

TRANSFER TAXES

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, new notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the old notes tendered, or if a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer, then any such transfer taxes, whether imposed on the registered holder or on any other person, will be payable by the holder or such other person. If satisfactory evidence of payment of, or exemption from, such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

ACCOUNTING TREATMENT

The new notes will be recorded at the same carrying value as the old notes. Accordingly, we will not recognize any gain or loss for accounting purposes. We intend to amortize the expenses of the exchange offer and issuance of the old notes over the term of the new notes.

CONSEQUENCES OF FAILURE TO EXCHANGE OLD NOTES

Holders of the old notes do not have any appraisal or dissenters' rights in the exchange offer. Old notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, remain outstanding and continue to be subject to the provisions in the indenture regarding the transfer and exchange of the old notes and the existing restrictions on transfer set forth in the legends on the old notes. In general, the old notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Following the consummation of the exchange offer, except in limited circumstances with respect to specific types of holders of old notes, we will have no further obligation to provide for the registration under the Securities Act of the old notes. See "—Registration rights; special interest." We do not currently anticipate that we will take any action following the consummation of the exchange offer to register the old notes under the Securities Act or under any state securities laws.

The new notes and any old notes that remain outstanding after the consummation of this exchange offer will vote and consent together on all matters as one class and none of the new notes or old notes will have the right to vote or consent as a separate class on any matter.

REGISTRATION RIGHTS; SPECIAL INTEREST

If:

▸	applicable interpretations of the staff of the SEC do not permit us to effect this exchange offer;

▸	for any reason the exchange offer registration statement is not declared effective within 180 days after the date of the original issuance of the old notes or this exchange offer is not consummated within 240 days after the original issuance of the old notes;

▸	the specified initial purchasers of the old notes so request with respect to senior notes not eligible to be exchanged for new notes in this exchange offer;

▸	any holder of old notes (other than an initial purchaser) is not eligible to participate in this exchange offer or does not receive freely tradeable new notes in this exchange offer other than by reason of such holder being an affiliate of Alamosa Delaware; or

▸	in the case of any specified initial purchaser of the old notes that participates in this exchange offer, such initial purchaser does not receive freely tradeable new notes in exchange for old notes constituting any portion of an unsold allotment (it being understood that the requirement that a participating broker-dealer deliver the prospectus contained in the exchange offer registration statement in connection with sales of new notes shall not result in such new notes being not "freely tradeable"), we will, at our cost:

▸	as promptly as practicable, file a shelf registration statement (a "shelf registration statement") covering resales of the old notes or new notes, as the case may be;

▸	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act; and

▸	keep the shelf registration statement effective until the earliest of two years after its effective date,

▸	such time as all of the securities included on the shelf registration statement have been sold thereunder, and

▸	such time as the securities included on the shelf registration statement are eligible for resale under Rule 144 under the Securities Act without restriction.

We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed, copies of the prospectus that is a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the old notes or the new notes, as the case may be. A holder selling such old notes or new notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such holder (including certain indemnification obligations).

If:

▸	on or prior to the 180th day following the date of original issuance of the old notes, neither the exchange offer registration statement nor the shelf registration statement has been declared effective by the SEC;

▸	on or prior to the 210th day following the date of original issuance of the old notes, neither the exchange offer has been consummated nor the shelf registration statement has been declared effective; or

▸	after the shelf registration statement has been declared effective, such registration statement ceases to be effective or usable in connection with resales of senior notes in accordance with and during the periods specified in the registration rights agreement

(each such event referred to as a "registration default"), interest ("Special Interest") will accrue (in addition to the stated interest on the old notes and the new notes) on the principal amount from and including the date on which any such registration default shall occur to, but excluding, the date on which all registration defaults have been cured. Special Interest will accrue on the principal amount of the old notes in an amount equal to 0.25% per annum with respect to the first 90-day period immediately following the occurrence of the first registration default. The amount of Special Interest will increase by an additional 0.25% per annum on the outstanding principal amount of the old notes with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum amount of Special Interest for all registration defaults of 1.0% per annum on the outstanding principal amount of the old notes. Special Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months

All accrued Special Interest will be paid to the holders of record of the old notes entitled to receive Special Interest in the manner provided for the payment of interest in the indenture on each interest payment date. See "Description of the new notes."

For a holder to have old notes included in the shelf registration statement, the holder must furnish to us in writing, within 20 days after receipt of a request from us, any information we may reasonably request for use in the shelf registration statement, including information regarding the holder of old notes that is required under applicable SEC rules to be included in the shelf registration statement. No holder of old notes will be entitled to Special Interest because of our failure to include the holder's old notes in the shelf registration statement unless and until the holder has provided all such information. Holders of old notes will also be required to suspend their use of the prospectus included in the shelf registration statement under specified circumstances upon receipt of written notice to that effect from us.

For further information concerning the registration rights of holders of old notes, you should refer to the registration rights agreement, which is Exhibit 4.28 to the registration statement of which this prospectus is a part. Anyone who receives this prospectus may also obtain a copy of the registration rights agreement without charge by writing to Alamosa (Delaware), Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Investor Relations.

Selected historical financial information

We derived the following selected historical financial information as of December 31, 2003 and 2002 and for each of the years ended December 31, 2003, 2002 and 2001 from our audited consolidated financial statements, included elsewhere in this prospectus. We derived the following selected historical financial information as of December 31, 2001, 2000 and 1999 and for the years ended December 31, 2000 and 1999 from our audited consolidated financial statements, which are not included in this prospectus,

We derived the following selected historical financial information as of March 31, 2004 and for the three months ended March 31, 2004 and 2003 from our unaudited consolidated financial statements, included elsewhere in this prospectus. We derived the following selected historical financial information as of March 31, 2003 from our unaudited financial statements, which are not included in this prospectus. Our unaudited financial statements include all adjustments, consisting only of normal accruals, that management considers necessary for a fair presentation of financial position and results of operations for the unaudited interim periods. Operating results for the three month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the entire year ended December 31, 2004.

It is important that you also read "Management's discussion and analysis of financial condition and results of operations" and our audited and unaudited financial statements, and, in each case, any related notes thereto included elsewhere in this prospectus.

	For the year ended December 31,					For the three months ended March 31,
	2003	2002	2001(a)	2000	1999	2004	2003
(dollars in thousands)
Statement of Operations Data:
Revenues:
Subscriber revenues	$452,396	$391,927	$231,145	$56,154	$4,399	$124,746	$104,024
Roaming revenues	150,772	139,843	99,213	17,346	2,135	43,153	31,790
Service revenues	603,168	531,770	330,358	73,500	6,534	167,899	135,814
Product sales	27,882	23,922	26,781	9,201	2,450	8,791	5,294
Total revenues	631,050	555,692	357,139	82,701	8,984	176,690	141,108
Costs and expenses:
Cost of service and operations	317,215	343,468	237,843	55,701	7,441	82,216	79,317
Cost of products sold	59,651	50,974	53,911	20,524	5,939	19,783	12,844
Selling and marketing expense	112,626	119,059	110,052	45,407	10,811	30,993	28,146
General and administrative expense	15,814	14,656	13,853	9,538	4,209	5,479	3,525
Depreciation and amortization	110,495	105,121	94,722	12,530	3,057	27,384	26,882
Terminated merger and acquisition costs	—	—	—	2,247	—	—	—
Impairment of goodwill (b)	—	291,635	—	—	—	—	—
Impairment of property and equipment	2,243	1,194	—	—	—	306	360
Non-cash compensation	149	29	(916)	5,651	8,199	20	41
Total costs and expenses	618,193	926,136	509,465	151,598	39,656	170,181	151,115
Income (loss) from operations	12,857	(370,444)	(152,326)	(68,897)	(30,672)	6,509	(10,007)
Loss on debt extinguishment	—	—	(5,472)	—	—	(13,101)	—
Debt exchange expenses	(8,694)	—	—	—	—	—	—
Interest and other income	929	3,459	11,664	14,483	477	167	369
Interest expense	(99,914)	(102,863)	(81,730)	(25,775)	(2,641)	(18,235)	(26,537)
Loss before income tax benefit	(94,822)	(469,848)	(227,864)	(80,189)	(32,836)	(24,660)	(36,175)
Income tax benefit	11,530	67,086	80,441	—	—	—	5,768
Net loss	$(83,292)	$(402,762)	$(147,423)	$(80,189)	$(32,836)	$(24,660)	$(30,407)
Other Data:
Cash flows from operating activities	55,704	(25,990)	(113,755)	(29,218)	(17,089)	20,296	4,246
Cash flows from investing activities	(1,256)	(27,658)	(263,779)	(188,162)	(77,219)	(23,874)	14,446
Cash flows from financing activities	(16,731)	9,501	340,438	353,492	86,435	38,936	(334)
Ratio of earnings to fixed charges (c)	0.14	—	—	—	—	—	—
Deficiency of earnings to fixed charges (c)	$94,822	$470,113	$229,616	$80,189	$33,493	$24,660	$36,175

	December 31,					March 31,
	2003	2002	2001	2000	1999	2004	2003
(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents	$98,242	$60,525	$104,672	$141,768	$5,656	$133,600	$78,883
Property, plant & equipment, net	434,840	458,946	455,695	228,983	84,714	428,348	450,839
Total assets	1,078,400	1,173,194	1,598,408	458,650	104,492	1,100,856	1,128,659
Total debt	665,717	871,281	826,948	264,879	73,089	721,577	879,623
Stockholder's equity	267,891	133,426	537,986	131,398	11,440	240,915	103,124

(a)	The acquisitions of three PCS Affiliates of Sprint took place in the first quarter of 2001. These acquisitions were accounted for under the purchase method of accounting, such that the results of operations for the acquired entities are included in our consolidated operating results from the date of acquisition.

(b)	In the third quarter of 2002, we recorded an impairment charge of $291.6 million as a result of our first annual impairment testing of goodwill as required by Statement of Financial Accounting Standards No. 142. As of December 31, 2002, the carrying value of goodwill is zero.

(c)	For purposes of computing the deficiency of earnings (before taxes) to fixed charges, fixed charges consist of interest expense, capitalized interest, rental expense and amortization of expense related to indebtedness. Earnings for purposes of this calculation equals loss before income taxes from the consolidated statements of operations adjusted for interest expense, rental expense and amortization of expense related to indebtedness. The deficiency of earnings before fixed charges is the amount required for the ratio of earnings to fixed charges to be one-to-one.

Unaudited pro forma condensed consolidated financial
information

The following unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2003 and the three months ended March 31, 2004 give effect to:

▸	the debt exchange completed in November 2003 in which we issued the November 2003 notes and Alamosa Holdings issued shares of series B preferred stock for approximately 97% of our previously outstanding senior notes;

▸	the financial impact of the November 2003 amendments to our affiliation agreements with Sprint PCS that were completed in connection with the debt exchange;

▸	the issuance of $250 million in principal amount of the old notes; and

▸	extinguishment of the senior secured credit facility with proceeds from the offering of the old notes,

in each case as if such transactions occurred at the beginning of the period presented. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2004 is not presented, as the transactions have been reflected in the actual amounts presented as of March 31, 2004.

The pro forma adjustments are based upon available information, including the financial terms of the November 2003 amendments to our affiliation agreements with Sprint PCS, and certain assumptions that we believe are reasonable. These adjustments include:

▸	adjustment for the impact of incurring charges from Sprint for back office and other customer care services at a monthly per subscriber rate of $7.70 for the pro forma periods (the combined service bureau fee) instead of the actual expenses incurred and reported by us for these same services for the respective periods. This impact is reflected as an adjustment to our cost of services and operations;

▸	adjustment for the impact of incurring charges from Sprint for customer acquisition and related sales and marketing services at a per subscriber activation rate equal to 5% of Sprint PCS' reported cost per gross addition over the pro forma periods (the per-activation fee) instead of the actual expenses incurred and reported by us for these same services for the respective periods. This impact is reflected as an adjustment to our selling and marketing expenses;

▸	reduction in interest expense resulting from the issuance of lower interest rate debt at a lower aggregate principal amount pursuant to our debt exchange; and

▸	increase in interest expense resulting from the repayment of our senior secured credit facility from the proceeds from the sale of the old notes, which bear interest at a higher rate than the effective interest rate on outstanding amounts under the senior secured credit facility.

We derived this information from our unaudited consolidated financial statements for the three months ended March 31, 2004, as well as from our audited consolidated financial statements for the year ended December 31, 2003. This information is only a summary and should be read in conjunction with our historical financial statements and related notes, included elsewhere in this prospectus.

We have presented these unaudited pro forma condensed consolidated financial statements and related notes hereto to demonstrate the financial impact of the transactions reflected in these financial statements to assist you in your analysis of our financial performance. However, we are providing the unaudited pro forma condensed consolidated financial information for illustrative purposes only. You should not rely on the unaudited pro forma condensed consolidated financial information as being indicative of the historical results that would have been achieved had the transactions occurred at the beginning of each period.

ALAMOSA (DELAWARE), INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2003

	Historical	Debt exchange transactions		Subtotal	Issuance of the senior notes		Total
(dollars in thousands)
Revenues:
Subscriber revenues	$452,396	$—		$452,396	$—		$452,396
Roaming revenues	150,772	—		150,772	—		150,772
Service revenues	603,168	—		603,168	—		603,168
Product sales	27,882	—		27,882	—		27,882
Total revenues	631,050	—		631,050	—		631,050
Costs and expenses:							—
Cost of service and operations	317,215	(3,044)	(a)	314,171	—		314,171
Cost of products sold	59,651	—		59,651	—		59,651
Selling and marketing expenses	112,626	(477)	(a)	112,149	—		112,149
General and administrative expenses	15,814	—		15,814	—		15,814
Depreciation and amortization	110,495	—		110,495	—		110,495
Impairment of property and equipment	2,243	—		2,243	—		2,243
Non-cash compensation	149	—		149	—		149
Total costs and expenses	618,193	(3,521)		614,672	—		614,672
Income from operations	12,857	3,521		16,378	—		16,378
Debt exchange expenses	(8,694)	8,694	(b)	—	—		—
Interest and other income	929	—		929	—		929
Interest expense	(99,914)	25,591	(c)	(74,323)	(5,792)	(d)	(80,115)
Loss before income tax benefit	(94,822)	37,806		(57,016)	(5,792)		(62,808)
Income tax benefit (expense)	11,530	(2,548	)(e)	8,982	2,044	(e)	11,026
Net loss	$(83,292)	$35,258		$(48,034)	$(3,748)		$(51,782)

ALAMOSA (DELAWARE), INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2004

	Historical	Issuance of the senior notes		Total
(dollars in thousands)
Revenues:
Subscriber revenues	$124,746	$—		$124,746
Roaming revenues	43,153	—		43,153
Service revenues	167,899	—		167,899
Product sales	8,791	—		8,791
Total revenues	176,690	—		176,690
Costs and expenses:
Cost of service and operations	82,216	—		82,216
Cost of products sold	19,783	—		19,783
Selling and marketing expenses	30,993	—		30,993
General and administrative expenses	5,479	—		5,479
Depreciation and amortization	27,384	—		27,384
Impairment of property and equipment	306	—		306
Non-cash compensation	20	—		20
Total costs and expenses	170,181	—		170,181
Income from operations	6,509	—		6,509
Loss on debt extinguishment	(13,101)	—		(13,101)
Interest and other income	167	—		167
Interest expense	(18,235)	(652	)(d)	(18,887)
Loss before income tax benefit	(24,660)	(652)		(25,312)
Income tax benefit (expense)	—	—		—
Net loss	$(24,660)	$(652)		$(25,312)

Notes to unaudited pro forma condensed consolidated financial information

(a)	The adjustment to cost of service and operations represents the difference between the actual costs incurred during the period for certain services provided by Sprint and the calculated cost at $7.70 per average subscriber for the respective period. The adjustment to selling and marketing expenses represents the difference between the actual costs incurred during the period for certain services provided by Sprint and the calculated cost based on 5% of Sprint PCS' reported per-activation fee for each gross subscriber activation during the respective period.

(b)	Eliminates professional fees that were expensed prior to December 31, 2003 in the historical financial statements related to the debt exchange, as these are considered one time expenses incurred specifically in connection with the debt exchange.

(c)	Represents the net interest savings resulting from the debt exchange assuming the exchange was completed on the first day of the reporting period and takes into account the expected amortization of the remaining debt issuance costs related to the tendered notes that would have remained based on the difference between the book value of debt exchanged and the fair value of the consideration given to noteholders. For a further description of the debt exchange, see Note 11 to our consolidated financial statements included elsewhere in this prospectus. See table below:

For the year ended December 31, 2003
(dollars in thousands)
Interest saved on notes tendered	$72,234
Interest expense on November 2003 notes	(48,182)
Debt issuance cost amortization saved	1,968
Amortization of remaining debt issuance costs	(429)
$25,591

(d)	Represents the incremental interest expense that would be incurred related to the senior notes assuming that the senior secured credit facility was permanently repaid on the first day of the respective period. For purposes of determining this pro forma adjustment, the interest rate on the senior notes of 8.50% is compared to the historical interest expense on the outstanding borrowings under our senior secured credit facility. See table below:

	For the year ended December 31, 2003	For the three months ended March 31, 2004
(dollars in thousands)
Interest saved on senior secured credit facility	$15,458	$528
Interest expense on senior notes offered hereby	(21,250)	(1,180)
	$(5,792)	$(652)

(e)	Represents the tax impact, using statutory rates, of the total pro forma adjustments for the respective period considering historical permanent and temporary differences which have been adjusted for the impact of the pro forma adjustments.

Management's discussion and analysis of financial
condition and results of operations

DEFINITIONS OF OPERATING METRICS

We discuss the following operating metrics relating to our business in this "Management's discussion and analysis of financial condition and results of operations" section:

▸	ARPU, or average monthly revenue per user, is a measure used to determine the average monthly subscriber revenue earned for subscribers based in our territory. This measure is calculated by dividing subscriber revenues in our consolidated statement of operations by our average daily subscribers during the period divided by the number of months in the period.

▸	Average monthly churn is used to measure the rate at which subscribers based in our territory deactivate service on a voluntary or involuntary basis. We calculate average monthly churn based on the number of subscribers deactivated during the period (net of transfers out of our service area and those who deactivated within 30 days of activation) as a percentage of our average daily subscriber base during the period divided by the number of months during the period.

▸	Licensed POPs represent the number of residents (usually expressed in millions) in our territory in which we have an exclusive right to provide wireless mobility communications services under the Sprint brand name. The number of residents located in our territory does not represent the number of wireless subscribers that we serve or expect to serve in our territory.

▸	Covered POPs represent the number of residents (usually expressed in millions) covered by our portion of the PCS network of Sprint in our territory. The number of residents covered by our network does not represent the number of wireless subscribers that we serve or expect to serve in our territory.

GENERAL

As a PCS Affiliate of Sprint, we have the exclusive right to provide wireless mobility communications services under the Sprint brand name in our licensed territory. We own and are responsible for building, operating and managing the portion of the PCS network of Sprint located in our territory. We offer national plans designed by Sprint as well as local plans tailored to our market demographics. Our portion of the PCS network of Sprint is designed to offer a seamless connection with the 100% digital PCS nationwide wireless network of Sprint. We market Sprint PCS products and services through a number of distribution outlets located in our territory, including our own retail stores, major national distributors and local third party distributors. At March 31, 2004, we had total licensed POPs of over 15.8 million, covered POPs of approximately 12.1 million and total subscribers of approximately 773,000.

We recognize revenues from our subscribers for the provision of wireless telecommunications services, proceeds from the sales of handsets and accessories through channels controlled by us and fees from Sprint and other wireless service providers and resellers when their customers roam onto our portion of the PCS network of Sprint. Sprint retains 8% of all service revenue collected from our subscribers (not including products sales and roaming charges billed to our subscribers) and all fees collected from other wireless service providers and resellers when their customers use our portion of the PCS network of Sprint. We report the amount retained by Sprint as an operating expense. In addition, Sprint bills our subscribers for taxes, handset insurance, equipment and Universal Service Fund charges and other surcharges which we do not record. Sprint collects these amounts from the subscribers and remits them to the appropriate entity.

As part of our affiliation agreements with Sprint PCS, we have contracted with Sprint PCS to receive back office services such as customer activation, handset logistics, billing, customer care and network monitoring services. We initially elected to delegate the performance of these services to Sprint PCS to take advantage of their economies of scale, to accelerate our build-out and market launches and to lower our initial capital requirements. We continue to contract with Sprint PCS for these services today and are obligated to continue using Sprint PCS to provide these services through December 31, 2006. The cost for these services is primarily on a per-subscriber or per-transaction basis and is recorded as an operating expense.

CRITICAL ACCOUNTING POLICIES

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend the business activities of an entity. To aid in that understanding, we have identified our "critical accounting policies." These policies have the potential to have a more significant impact on our consolidated financial statements, either because of the significance of the financial statement item to which they relate or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Allowance for doubtful accounts.    Estimates are used in determining our allowance for doubtful accounts and are based on our historical collection experience, current trends, credit policy, a percentage of our accounts receivable by aging category and expectations of future bad debts based on current collection activities. In determining the allowance, we consider historical write-offs of our receivables and our history is somewhat limited due to the number of changes that have historically been made to credit policies. We also look at current trends in the credit quality of our customer base as well as changes in the credit policies.

Under PCS service plans offered by Sprint, customers who do not meet certain credit criteria can nevertheless select any plan offered, subject to an account spending limit, or ASL, which serves to control our credit exposure. ASLs range from $125 to $200 per customer and generally require deposits in the amount of the limit that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain, but not all, credit classes. As a result, a significant amount of our customer additions during 2001 were under the No Deposit ASL, or NDASL, program. The NDASL program was replaced by the "Clear Pay" program in November 2001, which reinstated the deposit requirement for certain of the lowest credit class customers and featured increased back office controls with respect to collection efforts. We reinstated the deposit for customers in certain credit classes on the Clear Pay program as of February 24, 2002, and we believe that this program, referred to as Clear Pay II, has reduced our future bad debt exposure.

Revenue recognition.     We record equipment revenue for the sale of handsets and accessories to customers in our retail stores and to local resellers in our territories. We do not record equipment revenue on handsets and accessories purchased by our customers from national resellers or directly from Sprint. Our customers pay an activation fee when they initiate service. In the past, we deferred this activation fee in all cases and recorded the activation fee revenue over the estimated average life of our customers which ranges from 12 to 36 months depending on credit class and based on our past experience. Effective July 1, 2003, we adopted the accounting provisions of Emerging Issues Task Force ("EITF") Abstract No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Accordingly, beginning July 1, 2003, we allocate amounts charged to customers at the point of sale between the sale of handsets and other equipment and the sale of wireless telecommunications services in those transactions taking place in distribution channels that we directly control. Activation fees charged in transactions outside of our directly controlled distribution channels continue to be deferred and amortized over the average life of the subscriber base.

We recognize revenue from our customers as they use the service. Additionally, we provide a reduction of recorded revenue for billing adjustments and billing corrections.

The cost of handsets sold generally exceeds the retail sales price, as it is common in our industry to subsidize the price of handsets for competitive reasons. For handsets sold through channels controlled by Sprint that are activated by a subscriber in our territory, we reimburse Sprint for the amount of subsidy incurred by them in connection with the sale of these handsets. This reimbursement paid to Sprint is reflected in our selling and marketing expenses in the consolidated statements of operations.

Accounting for goodwill and intangible assets.    In connection with our acquisitions of Roberts Wireless Communications, L.L.C., or Roberts, Washington Oregon Wireless, LLC, or WOW, and Southwest PCS Holdings, Inc., or Southwest PCS, in the first quarter of 2001, we recorded certain intangible assets including both identifiable intangibles and goodwill. Identifiable intangibles consisted of the Sprint agreements and the respective subscriber bases in place at the time of acquisition. The intangible assets related to the Sprint agreements are being amortized on a straight line basis over the remaining original term of the underlying Sprint agreements or approximately 17.6 years. The subscriber base intangible asset was being amortized on a straight line basis over the estimated life of the acquired subscribers or approximately 3 years. The subscriber base intangible asset is fully amortized as of March 31, 2004.

We adopted the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (1) prohibit the amortization of goodwill and indefinite-lived intangible assets, (2) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and indefinite-lived intangible assets may be impaired), (3) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (4) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. As of December 31, 2001, we had recorded $15.9 million in accumulated amortization of goodwill. Upon the adoption of SFAS No. 142, the amortization of goodwill was discontinued.

SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment by comparing the fair value of reporting units to their carrying value and, upon adoption, must be measured as of the beginning of the fiscal year. As of January 1, 2002, the results of the first step indicated no potential impairment of our goodwill.

The annual assessment as of July 31, 2002 was performed with the assistance of a nationally recognized appraisal firm. In performing the evaluation, the appraisal firm used information from various sources including, but not limited to, current stock price, transactions involving similar companies, the business plan prepared by management and our then current and past operating results. The appraisal firm used a combination of the guideline transaction approach, the discounted cash flow approach and the public price approach to determine the fair value of Alamosa Delaware, which had been determined to be the single reporting unit. The guideline transaction approach used a sample of recent wireless service provider transactions to determine an average price per POP and price per customer. The discounted cash flow approach used the projected discounted future cash flows and residual values of Alamosa Delaware to determine the indicated value of invested capital. The public price approach was based on the market price for our publicly traded equity securities along with an estimated premium for control. This was combined with the carrying value of our debt securities to arrive at the indicated value of invested capital. The results of this valuation indicated that the fair value of the reporting unit was less than the carrying amount.

Based on the indicated impairment resulting from this valuation, we proceeded to the second step of the annual impairment testing which involved allocating the fair value of the reporting unit to its identifiable assets and liabilities as if the reporting unit had been acquired in a business combination where the purchase price is considered to be the fair value of the reporting unit. Any unallocated purchase price is considered to be the fair value of goodwill. The second step of this impairment test indicated that goodwill had no value and an impairment charge of $291.6 million was recorded in the third quarter of 2002. This impairment charge is included as a separate line item in the consolidated statement of operations for the year ended December 31, 2002.

Long-lived asset recovery.    Long-lived assets, consisting primarily of property, equipment and finite-lived intangibles, comprised approximately 79 percent of our total assets at March 31, 2004. Changes in technology or in our intended use of these assets may cause the estimated period of use or the value of these assets to change. In addition, changes in general industry conditions could cause the value of certain of these assets to change. We monitor the appropriateness of the estimated useful lives of these assets. Whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be recoverable, we review the respective assets for impairment. The impairment of goodwill recorded in 2002 and the current trends in the wireless telecommunications industry that drove our decision in September 2003 to launch the debt exchange were deemed to be "triggering events" requiring impairment testing of our other long-lived assets under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In performing this test, assets are grouped according to identifiable cash flow streams and the undiscounted cash flow over the life of the asset group is compared to the carrying value of the asset group. We have determined that we have one asset grouping related to cash flows generated by our subscriber base, which includes all of our assets. The life of this asset group for purposes of these impairment tests was assumed to be ten years. No impairment was indicated as a result of these tests. Estimates and assumptions used in both estimating the useful life and evaluating potential impairment issues require a significant amount of judgment.

Income taxes.    We utilize an asset and liability approach to accounting for income taxes, wherein deferred taxes are provided for book and tax basis differences for assets and liabilities. In the event differences exist between the book and tax basis of our assets and liabilities that result in deferred assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is made. A valuation allowance is provided for the portion of deferred tax assets for which there is sufficient uncertainty regarding our ability to recognize the benefits of those assets in future years.

The net deferred tax asset was fully reserved through December 31, 2000 because of uncertainty regarding our ability to recognize the benefit of the asset in future years. In connection with the acquisitions in 2001, a significant deferred tax liability was recorded related to intangibles. The reversal of the timing differences which gave rise to the deferred tax liability will allow us to benefit from the deferred tax asset. As such, the valuation allowance against the deferred tax asset was reduced in 2001 to account for the expected benefit to be realized. Prior to February 1, 2000, our predecessor operated as a limited liability company, or LLC, under which losses for income tax purposes were utilized by the LLC members on their income tax returns. Subsequent to January 31, 2000, we became a C-corp for federal income tax purposes and therefore subsequent losses became net operating loss carryforwards to us. We continue to evaluate the likelihood of realizing the benefits of deferred tax items. During 2003, we reinstated a valuation allowance to reflect the deferred tax assets at the amounts expected to be realized.

Reliance on the timeliness and accuracy of data received from Sprint.    We place significant reliance on Sprint as a service provider in terms of the timeliness and accuracy of financial and statistical data related to customers based in our service territory that we receive on a periodic basis from Sprint. We make significant estimates in terms of cash flows, revenue, cost of service, selling and marketing costs and the adequacy of our allowance for uncollectible accounts based on this data we receive from Sprint. We obtain assurance as to the accuracy of this data through analytic review and reliance on the service auditor report on Sprint's internal control processes prepared by Sprint's external service auditor. Inaccurate or incomplete data from Sprint could have a material adverse effect on our results of operations and cash flow.

CONSOLIDATED RESULTS OF OPERATIONS

In the first quarter of 2001, we completed the acquisition of three PCS Affiliates of Sprint: Roberts; WOW; and Southwest PCS. These acquisitions added a total of approximately 90,000 subscribers at the time of acquisition. The acquisitions were accounted for under the purchase method of accounting such that the results of operations for the acquired entities are included in our consolidated operating results only from the date of acquisition. Accordingly, this impacts the comparison of our results of operations for the year ended December 31, 2001.

For the three month period ended March 31, 2004 compared to the three month period ended March 31, 2003.

Subscriber Growth and Key Performance Indicators — We had total subscribers of approximately 773,000 at March 31, 2004 compared to approximately 653,000 at March 31, 2003. This growth of approximately 120,000 subscribers or 18 percent year over year compares to 19 percent growth from March 31, 2002 to March 31, 2003.

Average monthly churn for the first quarter of 2004 was approximately 2.4 percent compared to approximately 3.0 percent for the first quarter of 2003. This level of churn in the first quarter of 2004 was slightly less than that in the fourth quarter of 2003 when we experienced average monthly churn of 2.5 percent. Increases in churn negatively impact our operations as we incur significant up front costs in acquiring customers.

Service Revenue — Service revenues consist of revenues from our subscribers and roaming revenue earned when subscribers from other carriers roam onto our portion of the PCS network of Sprint. Subscriber revenue consists of payments received from our subscribers for monthly service under their service plans. Subscriber revenue also includes activation fees and charges for the use of various features including PCS Vision, the wireless web and voice activated dialing.

Subscriber revenues were $124.7 million for the quarter ended March 31, 2004 compared to $104.0 million for the quarter ended March 31, 2003. This increase of 20 percent was primarily due to the 20 percent increase in our subscriber base discussed above. Base ARPU (which does not include roaming revenue) increased slightly in the first quarter of 2004 to $56 compared to $55 in the first quarter of 2003.

Roaming revenue is comprised of revenue from Sprint and other PCS subscribers based outside of our territory that roam onto our portion of the PCS network of Sprint. We have a reciprocal roaming rate arrangement with Sprint where per-minute charges for inbound and outbound roaming related to Sprint subscribers are identical. This rate was 5.8 cents per minute for both the first quarter of 2003 and the first quarter of 2004. The November 2003 amendments to our affiliation agreements with Sprint (as amended in March 2004) that became effective on December 1, 2003 after the completion of our debt exchange, fixed our reciprocal roaming rate with Sprint at 5.8 cents per minute until December 31, 2006. We are currently a net receiver of roaming with Sprint, meaning that other Sprint subscribers roam onto our network at a higher rate than our subscribers roam onto other portions of the PCS network of Sprint. The ratio of inbound to outbound Sprint roaming minutes was 1.12 to 1 for the three months ended March 31, 2004 and we expect this margin to trend close to 1 to 1 over time. The toll rate for long distance charges associated with Sprint roaming is expected to decline gradually from its current rate of approximately 1.5 to 2 cents per minute. We have also experienced a significant increase in the volume of inbound roaming traffic from PCS providers other than Sprint, which traffic is settled at rates separately negotiated by Sprint on our behalf with the other PCS providers. We had approximately 496 million minutes of inbound roaming traffic in the first quarter of 2004 compared to approximately 340 million minutes of inbound roaming traffic in the first quarter of 2003. The increase in minutes accounted for the 36 percent overall increase in roaming revenue to $43.2 million in the first quarter of 2004 from $31.8 million in the first quarter of 2003.

Product sales and cost of products sold — We record revenue from the sale of handsets and accessories, net of an allowance for returns, as product sales. Product sales revenue and costs of products sold are recorded for all products that are sold through our retail stores as well as those sold to our local indirect agents. The cost of handsets sold generally exceeds the retail sales price as we subsidize the price of handsets for competitive reasons. Sprint's handset return policy allows customers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint for refurbishing, we may receive a credit from Sprint, which is less than the amount we originally paid for the handset.

Product sales revenue for the first quarter of 2004 was $8.8 million compared to $5.3 million for the first quarter of 2003. Cost of products sold for the first quarter of 2004 was $19.8 million compared to $12.8 million for the first quarter of 2003. As such, the subsidy on handsets sold through our retail and local indirect channels was $11.0 million in the first quarter of 2004 and $7.5 million in the first quarter of 2003. On a per activation basis (excluding handsets sold to existing subscribers), the subsidy was approximately $130 per activation in the first quarter of 2004 and approximately $114 per activation in the first quarter of 2003. The increase in subsidy per activation of $16 per activation in the first quarter of 2004 compared to the first quarter of 2003 was due to increased promotional efforts in terms of rebates on handsets and equipment offered in response to competition in the marketplace.

Cost of service and operations (excluding non-cash compensation) — Cost of service and operations includes the costs of operating our portion of the PCS network of Sprint. These costs include items such as tower leases and maintenance as well as backhaul costs, which are costs associated with transporting wireless calls across our portion of the PCS network of Sprint to another carrier's network. In addition, cost of service and operations includes outbound roaming costs, long distance charges, the fees we pay to Sprint for our 8 percent affiliation fee, back office services such as billing and customer care, as well as our provision for estimated uncollectible accounts. Expenses of $86.2 million in the first quarter of 2004 were approximately 9 percent higher than the $79.3 million incurred in the first quarter of 2003. The increase in expenses in the first quarter of 2004 was due to the increased volume of traffic carried on our network in the first quarter of 2004 compared to the first quarter of 2003. Total minutes of use on our network were 2.0 billion minutes in the first quarter of 2004 compared to 1.3 billion minutes in the first quarter of 2003 for an increase in traffic of 54 percent. The increase in costs was less than the increase in traffic due to the leverage we experience in spreading our fixed network operating costs over a larger volume of activity.

Selling and marketing expenses (excluding non-cash compensation) — Selling and marketing expenses include advertising, promotion, sales commissions and expenses related to our distribution channels including our retail store expenses. In addition, we reimburse Sprint for the subsidy on handsets sold through national retail stores due to the fact that these retailers purchase their handsets from Sprint. This subsidy is recorded as a selling and marketing expense. Total selling and marketing expenses of $31.0 million in the first quarter of 2004 were 10 percent higher than the $28.1 million incurred in the first quarter of 2003. The increase experienced during 2004 is attributable to an increase in variable costs due to the fact that we had more gross activations in the first quarter of 2004 than in the first quarter of 2003.

General and administrative expenses (excluding non-cash compensation) — General and administrative expenses include corporate costs and expenses such as administration and finance. General and administrative expenses of $5.5 million in the first quarter of 2004 were 55 percent higher than the $3.5 million incurred in the first quarter of 2003. The increase in 2004 of $2.0 million has been the result of increased professional fees being driven by various efforts undertaken in preparing for the reporting requirements under the Sarbanes-Oxley Act of 2002, additional legal fees incurred in defense of class action lawsuits brought late in 2003 and additional personnel costs.

Depreciation and Amortization — Depreciation and amortization includes depreciation of our property and equipment as well as amortization of intangibles. Depreciation is calculated on the straight line method over the estimated useful lives of the underlying assets and totaled $17.9 million in the first quarter of 2004, which was 6 percent higher than the $16.9 million recorded in the first quarter of 2003. The increase in 2004 is due to the increase in depreciable costs as a result of our capital expenditures in the last nine months of 2003 and the first three months of 2004.

Amortization expense relates to intangible assets recorded in connection with the acquisitions closed in 2001. We recorded two identifiable intangibles in connection with each of the acquisitions, consisting of values assigned to the agreements with Sprint and the customer base acquired. Amortization expense of $9.4 million in the first quarter of 2004 was 6 percent less than the $10.0 million in the first quarter of 2003 as the intangible asset related to the subscriber base acquired became fully amortized in the first quarter of 2004.

Impairment of property and equipment — We recorded impairments of property and equipment in the first quarter of 2004 of $0.3 million compared to $0.4 million in the first quarter of 2003.

Impairments recorded in both periods primarily relate to the abandonment of certain network equipment that had become technologically obsolete.

Non-cash compensation — Non-cash compensation expense of $20,000 and $40,000 in the first quarter of 2004 and the first quarter of 2003, respectively relates to shares of restricted Alamosa Holdings stock that were awarded to our officers in 2002. Certain of our officers received a total of 800,000 shares of restricted Alamosa Holdings stock in 2002 at a discount to market price that will vest over a three-year period. Compensation expense related to the difference between the market price of the stock and the price the officers paid for the stock will be recognized over the vesting period during which the restrictions lapse.

Operating income (loss) — Our operating income for the first quarter of 2004 was $6.5 million compared to a loss of $10.0 million for the first quarter of 2003, representing an improvement of $16.5 million. The improvement in operating income is primarily attributable to the leverage we are experiencing in spreading our fixed costs over a larger base of subscribers.

Loss on debt extinguishment — The loss on debt extinguishment of $13.1 million recorded in the first quarter of 2004 relates to the repayment and termination of our senior secured credit facility in January 2004. The loss is comprised of $12.6 million in net deferred loan fees related to the terminated credit facility plus the recognition of $536,000 in other comprehensive loss related to derivative instruments used for hedging interest rate risk on outstanding borrowings under the credit facility.

Interest and other income — Interest and other income represents amounts earned on the investment of excess cash including restricted cash. Income of $167,000 in the first quarter of 2004 was 55 percent less than the $369,000 earned in the first quarter of 2003. The decrease in interest earned is due to the decrease in restricted cash of approximately $10 million from the first quarter of 2003 to the first quarter of 2004 coupled with a decrease in the yield on invested funds due to declining interest rates in the market.

Interest expense — Interest expense for the first quarter of 2004 and 2003 included non-cash interest of $6.3 million and $9.7 million, respectively, related to the accretion of senior discount notes, the amortization of debt issuance costs and changes in the fair value of hedge instruments that do not qualify for hedge accounting treatment. The decrease in total interest expense to $18.2 million in the first quarter of 2004 from $26.5 million in the first quarter of 2003 is due to the decreased level of debt after the debt exchange completed in November 2003 coupled by a lower interest rate on senior notes issued in November 2003 and January 2004.

For the year ended December 31, 2003 compared to the year ended December 31, 2002.

Subscriber growth and key performance indicators.    We had total subscribers of approximately 727,000 at December 31, 2003 compared to approximately 622,000 at December 31, 2002. This growth of approximately 105,000 subscribers or 17 percent compares to 24 percent growth in 2002. The decline in the rate of growth from 2002 to 2003 is due to a larger subscriber base and the fact that overall growth in the wireless telecommunications industry declined in 2003 as compared to 2002.

Average monthly churn for 2003 was approximately 2.7 percent compared to approximately 3.4 percent for 2002. Increases in churn negatively impact our operations as we incur significant up front costs in acquiring customers. Average monthly churn in 2002 was the highest we have experienced since inception due to a significant number of involuntary deactivations of subscribers for non-payment resulting from the significant number of sub-prime credit quality customers we and Sprint had taken on during 2001 in connection with the Clear Pay program. We and certain other PCS Affiliates of Sprint modified the Clear Pay program in February 2002 and began to see the benefits of decreased involuntary deactivations in the fourth quarter of 2002 that continued into 2003.

Service revenues.    Service revenues consist of revenues from our subscribers and roaming revenue earned when subscribers from other carriers roam onto our portion of the PCS network of Sprint. Subscriber revenue consists of payments received from our subscribers for monthly service under their service plans. Subscriber revenue also includes activation fees and charges for the use of various features, including PCS Vision, the wireless web and voice activated dialing.

Subscriber revenues were $452.4 million for the year ended December 31, 2003 compared to $391.9 million for the year ended December 31, 2002. This increase of 15 percent was primarily due to the 17 percent increase in our subscriber base discussed above. Base ARPU (which does not include roaming revenue) decreased in 2003 to $56 compared to $58 in 2002. This decrease is attributable to plans with larger buckets of minutes being offered in 2003 compared to 2002 as a result of the increased level of competition in the marketplace, resulting in lower overage revenue from customers exceeding their plan minutes.

Roaming revenue is comprised of revenue from Sprint and other PCS subscribers based outside of our territory that roam onto our portion of the PCS network of Sprint. We have a reciprocal roaming rate arrangement with Sprint where per minute charges for inbound and outbound roaming relative to Sprint subscribers are identical. This roaming rate was $0.10 per minute on January 1, 2002, and declined to $0.058 per minute on January 1, 2003. The decline in rates was offset by an increase in roaming minutes as well as the growth in the customer bases of Sprint and other PCS providers. The November 2003 amendments to our affiliation agreements with Sprint PCS that became effective on December 1, 2003 after the completion of our debt exchange fixed our reciprocal roaming rate with Sprint PCS at $0.058 per minute until December 31, 2005. We are currently a net receiver of roaming with Sprint, meaning that other Sprint customers roam onto our network at a higher rate than our customers roam onto other portions of the PCS network of Sprint. The ratio of inbound to outbound Sprint PCS roaming minutes was 1.14 to 1 for the year ended December 31, 2003, and the March 2004 amendments and June 2004 amendments extended the term of the fixed $0.058 per minute reciprocal roaming rate through December 31, 2006, and we expect this margin to trend close to 1 to 1 over time. The toll rate for long distance charges associated with Sprint roaming is expected to decline gradually from its current rate of approximately $0.02 per minute. We have also experienced a significant increase in the volume of inbound roaming traffic from PCS providers other than Sprint, which traffic is settled at rates separately negotiated by Sprint on our behalf with the other PCS providers. The June 2004 amendments (1) fixed the reciprocal roaming rate for inbound roaming traffic from PCS providers other than Sprint (except as specified in our affiliation agreements with Sprint PCS) at $0.058 per minute for voice minutes and $0.0020 per minute for data for those arrangements entered into by Sprint as of April 1, 2004 until the termination of such arrangement, (2) set a pass through rate (subject to specified adjustments for costs incurred) for arrangements negotiated by Sprint between April 2, 2004 and December 31, 2006 and (3) provides for Sprint notifying us and obtaining our agreement as to arrangements negotiated by Sprint on our behalf after December 31, 2006.

We had approximately 1.7 billion minutes of inbound roaming traffic in 2003 compared to approximately 1.1 billion minutes of inbound roaming traffic in 2002. The increase in total minutes offset by the decrease in rates for Sprint PCS roaming accounted for the 8 percent overall increase in roaming revenue to $150.8 million in 2003 from $139.8 million in 2002.

Product sales and cost of products sold.    We record revenue from the sale of handsets and accessories, net of an allowance for returns, as product sales. Product sales revenue and costs of products sold are recorded for all products that are sold through our retail stores as well as those sold to our local indirect agents. The cost of handsets sold generally exceeds the retail sales price as we subsidize the price of handsets for competitive reasons. Sprint's handset return policy allows customers to return their handsets for a full refund within 14 days of purchase. When handsets are returned to us, we may be able to reissue the handsets to customers at little additional cost to us. However, when handsets are returned to Sprint for refurbishing, we receive a credit from Sprint, which is less than the amount we originally paid for the handset.

Product sales revenue for 2003 was $27.9 million compared to $23.9 million for 2002. Cost of products sold for 2003 was $59.7 million compared to $51.0 million for 2002. As such the subsidy on handsets sold through our retail and local indirect channels was $31.8 million in 2003 and $27.1 million in 2002. On a per new subscriber activation basis, the subsidy was approximately $122 per activation in 2003 and approximately $113 per activation in 2002. The increase in subsidy per activation of $9 per activation in 2003 was due to increased promotional efforts in terms of rebates on handsets and equipment offered in response to increased competition in the marketplace.

Cost of service and operations (excluding non-cash compensation).    Cost of service and operations includes the costs of operating our portion of the PCS network of Sprint. These costs include items such as tower leases and maintenance as well as backhaul costs, which are costs associated with transporting wireless calls across our portion of the PCS network of Sprint to another carrier's network. In addition, cost of service and operations includes outbound roaming costs, long distance, the fees we pay to Sprint for our 8 percent affiliation fee, back office services such as billing and customer care as well as our provision for estimated uncollectible accounts. Expenses of $317.2 million in 2003 were 8 percent lower than the $343.5 million incurred in 2002. This decrease in cost is primarily attributable to a reduction in bad debt expense in 2003 to $13.5 million compared to $40.3 million in 2002 as we have begun to see the benefit of reinstating deposit requirements on subscribers in certain credit categories in the form of reduced involuntary deactivations of subscribers for non-payment and resulting decreases in writeoffs.

Selling and marketing expenses (excluding non-cash compensation).    Selling and marketing expenses include advertising, promotion, sales commissions and expenses related to our distribution channels including our retail store expenses. In addition, we reimburse Sprint for the subsidy on handsets sold through national retail stores due to the fact that these retailers purchase their handsets from Sprint. This subsidy is recorded as a selling and marketing expense. The amount of handset subsidy included in selling and marketing was $16.3 million and $18.3 million in 2003 and 2002, respectively. Total selling and marketing expenses of $112.6 million in 2003 were 5 percent lower than the $119.1 million incurred in 2002 due to a decrease in total subscriber activations during 2003 as compared to 2002 of approximately 25,000 activations.

General and administrative expenses (excluding non-cash compensation).    General and administrative expenses include corporate costs and expenses such as administration and finance. General and administrative expenses of $15.8 million in 2003 were 8 percent higher than the $14.7 million incurred in 2002. The primary causes for this increase were increased professional fees being driven by various efforts undertaken in 2003 in preparing for the reporting requirements under the Sarbanes-Oxley Act of 2002.

Depreciation and amortization.    Depreciation and amortization includes depreciation of our property and equipment as well as amortization of intangibles. Depreciation is calculated on the straight line method over the estimated useful lives of the underlying assets and totaled $70.4 million in 2003 as compared to $64.7 million in 2002. This increase of 9 percent is due to the increase in depreciable costs as a result of our capital expenditures in 2003.

Amortization expense relates to intangible assets recorded in connection with the acquisitions closed in the first quarter of 2001. We recorded two identifiable intangibles in connection with each of the acquisitions consisting of values assigned to our affiliation agreements with Sprint PCS and the customer base acquired. Amortization expense of $40.1 million in 2003 was consistent with the $40.4 million in 2002.

Impairment of property and equipment.    In 2003 we recorded impairments of property and equipment totaling $2.2 million primarily related to the abandonment of certain network equipment that had become technologically obsolete. In 2002 we recorded impairments of property and equipment totaling $1.2 million primarily related to a switching facility that was closed and abandoned.

Non-cash compensation.    Non-cash compensation expense of $149,000 and $29,000 in 2003 and 2002, respectively relates to shares of restricted Alamosa Holdings stock that were awarded to our officers in 2002. Certain of our officers received a total of 800,000 shares of restricted stock in 2002 at a discount to market price that will vest over a three-year period. Compensation expense related to the difference between the market price of the stock and the price the officers paid for the stock will be recognized over the vesting period during which the restrictions lapse.

Operating income (loss).    Our operating income for 2003 was $12.9 million compared to a loss of $370.4 million for 2002. This increase in income is primarily attributable to the fact that we recognized a $291.6 million impairment of goodwill in 2002. The remaining improvement is primarily attributable to the leverage we are beginning to experience in spreading our fixed costs over a larger base of subscribers and growth in inbound roaming revenue from other PCS carriers.

Debt exchange expenses.    Debt exchange expenses recorded in 2003 of $8.7 million consist of professional fees and transaction costs associated with the debt exchange that was completed in November 2003 that were allocated to the new notes issued in the exchange and were expensed in accordance with the accounting provisions of SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." Due to the fact that the debt exchange was considered a troubled debt restructuring under the provisions of SFAS No. 15, transaction costs associated with the granting of an equity interest to the holders of the notes by Alamosa Holdings were recorded as a reduction in the fair value of the Series B preferred stock that Alamosa Holdings issued in the debt exchange. The remaining transaction costs were expensed. We had no such debt exchange expenses in 2002.

Interest and other income.    Interest and other income represents amounts earned on the investment of excess cash including restricted cash. Income of $929,000 in 2003 was 73 percent less than the $3.5 million earned in 2002 due to declining interest rates and the fact that excess cash and investments, including restricted cash, were liquidated during 2002 and 2003 in connection with funding our capital expenditures, cash interest payments on senior notes and operating cash flow losses.

Interest expense.    Interest expense for 2003 and 2002 included non-cash interest of $37.4 million and $36.8 million, respectively, related to the accretion of senior discount notes, the amortization of debt issuance costs and changes in the fair value of hedge instruments that do not qualify for hedge accounting treatment. The decrease in total interest expense to $99.9 million from $102.9 million in 2002 is due to the decreased level of debt after the debt exchange completed in November 2003.

For the year ended December 31, 2002 compared to the year ended December 31, 2001.

Subscriber growth and key performance indicators.    We had total subscribers of approximately 622,000 at December 31, 2002 compared to approximately 503,000 at December 31, 2001. This growth of approximately 119,000 subscribers or 24 percent compares to 211 percent growth in 2001, excluding subscribers acquired through acquisitions in 2001. The decline in the rate of growth from 2001 to 2002 was due to the fact that markets were being launched during 2001 where our coverage area increased from 4.5 million to 11.2 million covered POPs. During 2002 our coverage area increased minimally from 11.2 million to 11.8 million covered POPs as we had substantially completed the build-out of our network by the end of 2001.

Average monthly churn for 2002 was approximately 3.4 percent compared to approximately 2.7 percent for 2001. The increase in average monthly churn for 2002 was the result of a significantly higher level of involuntary deactivations of subscribers for non-payment. This was driven by the addition of a significant number of sub-prime credit quality subscribers in 2001 under the Clear Pay and NDASL programs. We reinstated deposit requirements for sub-prime credit quality subscribers in our markets in February 2002 and began to see the impact of this change in the form of decreasing average monthly churn in the fourth quarter of 2002.

Service revenue.    Subscriber revenues were $391.9 million for the year ended December 31, 2002 compared to $231.1 million for the year ended December 31, 2001. This increase of 70 percent was partially due to the 24 percent increase in our subscriber base discussed above. The percentage increase in revenue exceeded the percentage increase in subscribers as we had a larger base of subscribers at the beginning of 2002 for which we earned a full year of revenue in 2002. Base ARPU decreased in 2002 to $58 compared to $61 in 2001. This decrease was attributable to lower monthly recurring charges for plans with larger buckets of minutes being offered in 2002 compared to 2001 as a result of the increased level of competition in the marketplace.

The reciprocal roaming rate with Sprint declined during 2001, from $0.20 per minute on January 1, 2001 to $0.15 per minute on June 1, 2001, and to $0.12 per minute on October 1, 2001. On January 1, 2002, this rate declined to $0.10 per minute and remained at this level throughout 2002. The toll rate for long distance charges associated with Sprint roaming was approximately $0.06 per minute in 2001 and approximately $0.02 per minute in 2002. The decline in rates was offset by significant increases in roaming minutes due to the fact that we added additional base stations which allowed us to capture additional roaming traffic as well as growth in the customer bases of Sprint and other PCS providers. During 2002 we also experienced a significant increase in the volume of inbound roaming traffic from PCS providers other than Sprint. We had approximately 1.1 billion minutes of inbound roaming traffic in 2002 compared to approximately 515 million minutes of inbound roaming traffic in 2001. The increase in minutes offset by the decrease in rates accounted for the 41 percent overall increase in roaming revenue to $139.8 million in 2002 from $99.2 million in 2001.

Product sales and cost of products sold.    Product sales revenue for 2002 was $23.9 million compared to $26.8 million for 2001. Cost of products sold for 2002 was $51.0 million compared to $53.9 million for 2001. As such the subsidy on handsets sold through our retail and local indirect channels was $27.1 million in 2002 and $27.1 million in 2001. On a per new subscriber activation basis, the subsidy was approximately $113 per activation in 2002 and approximately $121 per activation in 2001.

Cost of service and operations (excluding non-cash compensation).    Expenses of $343.5 million in 2002 were 44 percent higher than the $237.8 million incurred in 2001. This increase in cost is the result of the completion of the build out of our network which drove an increase in the number of subscribers using our network. In addition, certain costs of service and operations are driven by the volume of traffic on our network. Total minutes of use on our network were 4.1 billion minutes in 2002 compared to 2.1 billion minutes in 2001 for an increase in traffic of 95 percent.

Selling and marketing expenses (excluding non-cash compensation).    Selling and marketing expenses include advertising, promotion, sales commissions and expenses related to our distribution channels including our retail store expenses. In addition, we reimburse Sprint for the subsidy on handsets sold through national retail stores due to the fact that these retailers purchase their handsets from Sprint. This subsidy is recorded as a selling and marketing expense. The amount of handset subsidy included in selling and marketing was $18.3 million and $14.6 million in 2002 and 2001, respectively. Total selling and marketing expenses of $119.1 million in 2002 were 8 percent higher than the $110.1 million incurred in 2001 due to increased competition in the marketplace as well as an increase in the total number of subscriber activations.

General and administrative expenses (excluding non-cash compensation).    General and administrative expenses of $14.7 million in 2002 were 6 percent higher than the $13.9 million incurred in 2001. The primary causes for this increase were increased insurance costs and increased professional fees.

Depreciation and amortization.    Depreciation totaled $64.7 million in 2002 as compared to $46.0 million in 2001. This increase of 41 percent was due to the increase in depreciable costs as a result of our capital expenditures in 2002.

Amortization expense relates to intangible assets recorded in connection with the acquisitions closed in the first quarter of 2001. In addition to unidentifiable goodwill, we recorded two identifiable intangibles in connection with each of the acquisitions consisting of values assigned to our affiliation agreements with Sprint PCS and the customer base acquired in connection with each of the acquisitions. Amortization expense of $40.4 million in 2002 was 17 percent lower than the $48.8 million in 2001 due to the fact that amortization of goodwill was discontinued on January 1, 2002 upon the adoption of the provisions of SFAS No. 142 as discussed in "Critical Accounting Policies" which resulted in no amortization of goodwill being recorded in 2002.

Impairment of goodwill.    In accordance with the provisions of SFAS No. 142, we performed our first annual assessment of goodwill for impairment as of July 31, 2002. The results of this assessment indicated that our goodwill had no value and an impairment charge of $291.6 million was recorded in 2002.

Impairment of property and equipment.    In 2002 we recorded impairments of property and equipment in the amount of $1.2 million primarily related to a switching facility that was closed and abandoned. We recorded no impairments of property and equipment in 2001.

Non-cash compensation.    The non-cash compensation expense reversal in 2001 related to stock options that were granted to employees with exercise prices that were below then current market prices. This expense was being recorded over the vesting period of the underlying options. Compensation expense related to these options was a negative $916,000 for 2001 due to the forfeiture of remaining options relative to a terminated employee.

Non-cash compensation expense of $29,000 in 2002 related to shares of restricted Alamosa Holdings stock that were awarded to our officers in 2002. Certain of our officers received a total of 800,000 restricted shares of Alamosa Holdings common stock at a discount to market price that will vest over a three-year period. Compensation expense related to the difference between the market price of the stock and the price the officers paid for the stock will be recognized over the vesting period during which the restrictions lapse.

Operating loss.    Our operating loss for 2002 was $370.4 million compared to $152.3 million for 2001. This increase was primarily attributable to the $291.6 million impairment of goodwill recorded in 2002 offset by the leverage we are beginning to experience in spreading our fixed costs over a larger base of subscribers who generate ARPU that is relatively stable.

Loss on debt extinguishment.    In connection with the closing of a senior secured credit facility in February 2001, we drew down on that facility and used the proceeds to repay the Nortel/Export Development Corporation, or EDC, credit facility that was in place at the time. We had originally capitalized loan costs in connection with obtaining the Nortel/EDC credit facility that had a remaining unamortized balance of $5.5 million. The unamortized balance was expensed at the time the Nortel/EDC credit facility was permanently repaid.

Interest and other income.    Interest and other income of $3.5 million in 2002 was 70 percent less than the $11.7 million earned in 2001 due to declining interest rates and the fact that excess cash and investments were liquidated during 2002 in connection with funding our capital expenditures and operating cash flow losses.

Interest expense.    Interest expense for 2002 and 2001 included non-cash interest of $36.8 million and $32.0 million, respectively, related to the accretion of senior discount notes, the amortization of debt issuance costs and changes in the fair value of hedge instruments that do not qualify for hedge accounting. The increase in total interest expense to $102.9 million from $81.7 million in 2001 was due to the increased level of debt after two issuances of senior notes in 2001 and the increased level of advances under senior secured borrowings.

INCOME TAXES

We account for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." As of December 31, 2000, the net deferred tax asset consisted primarily of temporary differences related to the treatment of organizational costs, unearned compensation, interest expense and net operating loss carry forwards. The net deferred tax asset was fully offset by a valuation allowance as of December 31, 2000 because there was sufficient uncertainty as to whether we would recognize the benefit of those deferred taxes in future periods. In connection with the acquisitions completed in the first quarter of 2001, we recorded significant deferred tax liabilities due to differences in the book and tax basis of the net assets acquired particularly due to the intangible assets recorded in connection with the acquisitions.

The reversal of the timing differences which gave rise to these deferred tax liabilities will allow us to realize the benefit of timing differences which gave rise to the deferred tax asset. As a result, we released the valuation allowance during the second quarter of 2001. Prior to 2001, all deferred tax benefit had been fully offset by an increase in the valuation allowance such that there was no financial statement impact with respect to income taxes. With the reduction of the valuation allowance in 2001, we began to reflect a deferred tax benefit in our consolidated statement of operations. During 2003, we reinstated a valuation allowance to reflect the deferred tax assets at the amounts expected to be realized.

CASH FLOWS

Operating activities.    Operating cash flows increased $16.1 million in the first quarter of 2004 compared to the first quarter of 2003. This increase is primarily due to our increased income before non-cash items of $17.1 million coupled with working capital changes of negative $1.0 million.

Operating cash flows increased $81.7 million in 2003 and increased $87.8 million in 2002. The 2003 increase is primarily due to our increased income before non-cash items in 2003 of $73.0 million coupled with working capital changes of $8.7 million primarily due to a decrease in receivables. The 2002 increase is primarily due to our decreased loss before non-cash items in 2002 of $84.3 million coupled with working capital changes of $3.5 million.

Investing activities.    Our investing cash flows were negative $23.9 million in the first quarter of 2004 compared to positive $14.4 million in the first quarter of 2003. The decrease of $38.3 million is due primarily to two items. First, our cash capital expenditures for the first quarter of 2004 were $13.8 million higher than that in the first quarter of 2003 due to the payment of obligations incurred in the fourth quarter of 2003. Secondly, the first quarter of 2003 included a decrease in restricted cash of $24.8 million which is reflected as a positive cash flow from investing activities in that quarter. Restricted cash only decreased by $1,000 in the first quarter of 2004.

Our investing cash flows were negative $1.3 million in 2003 compared to negative $27.7 million in 2002. Our cash capital expenditures for 2003 were $38.6 million compared to $89.5 million in 2002 due to fewer cell sites built in 2003 as we completed the coverage of our territory in 2002. Additionally, the decrease in restricted cash related to amounts used to make cash interest payments on our senior notes was $34.7 million in 2003 and $60.0 million in 2002.

Our investing cash flows were negative $27.7 million in 2002 compared to negative $263.8 million in 2001. Our cash capital expenditures for 2001 were $143.7 million compared to $89.5 million in 2002. Restricted cash increased by $94.7 million in 2001 as portions of proceeds from two notes offerings in 2001 were escrowed to meet debt service obligations and decreased by $60.0 million in 2002 as portions of those funds were used to meet those obligations. Additionally, in 2001, we incurred approximately $37.6 million in acquisition related costs that were not incurred in 2002 related to the acquisitions we completed in the first quarter of 2001.

Financing activities.    Our financing cash flows increased in the first quarter of 2004 to a positive $38.9 million from a negative $334,000 in the first quarter of 2003. Our financing cash flows in the first quarter of 2003 primarily consisted of repayments on capital leases and capital distributions to Alamosa Holdings. In the first quarter of 2004, we received net proceeds from an offering of senior notes of approximately $242 million which were used to permanently repay $200 million in borrowings outstanding under our senior secured credit facility. We made capital distributions to Alamosa Holdings in the first quarter of 2004 of $2.9 million and paid capital leases totaling $139,000.

Our financing cash flows decreased in 2003 to a negative $16.7 million from $9.5 million in 2002. Our financing cash flows in 2002 primarily consisted of $12.8 million in borrowings under our senior secured credit facility. Our negative financing cash flows in 2003 were attributable to costs incurred in connection with a debt restructuring completed in the fourth quarter of 2003.

Our financing cash flows decreased in 2002 to $9.5 million from $340.4 million in 2001. Our financing cash flows in 2001 included net proceeds from debt offerings of approximately $621.0 million and debt repayments of approximately $290.0 million.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Since inception, we have financed our operations through capital contributions from our owners, debt financing and proceeds generated from public offerings of our common stock. The proceeds from these transactions have been used to fund the build-out of our portion of the PCS network of Sprint, subscriber acquisition costs and working capital.

While we have incurred significant net losses since inception and negative cash flows from operating activities through 2002, we generated approximately $56 million and $20 million of cash flows from operating activities for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. In November 2003, we completed a debt exchange that provided for approximately $238 million of principal debt reduction.

As of March 31, 2004, we had $134 million of cash on hand which we believe will be sufficient to fund expected capital expenditures and to cover our working capital and debt service requirements for at least the next 12 months.

Our future liquidity will be dependent on a number of factors influencing our projections of operating cash flows, including those related to subscriber growth, ARPU, average monthly churn and cost per gross addition. Should actual results differ significantly from these assumptions, our liquidity position could be adversely affected and we could be in a position that would require us to raise additional capital, which may or may not be available on terms acceptable to us, if at all, and could have a material adverse effect on our ability to achieve our intended business objectives.

Debt exchange

In an effort to proactively manage our capital structure and align it with recent operating trends in the wireless telecommunications industry, we completed an exchange of our publicly traded debt in November 2003. Pursuant to the debt exchange, we exchanged outstanding notes from existing noteholders amounting to approximately $343.6 million or 98% of 12 7/8% senior discount notes, due 2010, $238.4 million or 95% of 12½% senior notes, due 2011, and $147.5 million or 98% of 13 5/8% senior notes, due 2011. Holders who tendered their 12 7/8% senior discount notes received, for each $1,000 accreted amount of such notes tendered, as of the completion of the debt exchange, (1) $650 in original issue amount of our 12% senior discount notes, due 2009, and (2) one share of Alamosa Holdings series B preferred stock with a liquidation preference of $250 per share. Holders of our 12½% senior notes and our 13 5/8% senior notes who tendered their notes received, for each $1,000 principal amount of such notes tendered, (1) $650 in principal amount of our 11% senior notes, due 2010, and (2) one share of Alamosa Holdings series B preferred stock with a liquidation preference of $250 per share.

Holders of the series B preferred stock are entitled to receive cumulative dividends at an annual rate of 7½% of the $250 per share liquidation preference. Dividends are payable quarterly in arrears on the last calendar day of each January, April, July and October commencing on January 31, 2004. Until July 31, 2008, Alamosa Holdings has the option to pay dividends on the series B preferred stock in (1) cash, (2) shares of its series C preferred stock, (3) shares of its common stock or (4) a combination thereof. After July 31, 2008, all dividends on the series B preferred stock will be payable in cash only. The source of any funds to pay cash dividends on Alamosa Holdings' preferred stock will be dividends from us and our operating subsidiaries. The series C preferred stock has essentially the same terms as the series B preferred stock with the exception of the conversion rate, as discussed below.

Each share of series B preferred stock and series C preferred stock is convertible at the holder's option and at any time into shares of Alamosa Holdings common stock. The series B preferred stock is convertible at $3.40 per share and the series C preferred stock is convertible at $4.25 per share.

Beginning on the third anniversary of the date of original issuance of the series B preferred stock, Alamosa Holdings has the option to redeem outstanding shares of the series B preferred stock and series C preferred stock for cash. The initial redemption price will be 125% of the $250 per share liquidation preference, reduced by 5% annually thereafter until 2011, after which time the redemption price will remain at 100%. All outstanding shares of the series B preferred stock and series C preferred stock must be redeemed by Alamosa Holdings on July 31, 2013.

The consummation of the debt exchange was accounted for under the provisions of SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." In accordance with the provisions of SFAS No. 15, the November 2003 notes issued in the debt exchange and the series B preferred stock were recorded at fair value. The excess of the fair value of the November 2003 notes and the series B preferred stock over the carrying value of the previously existing debt tendered by noteholders will increase interest expense over the life of the November 2003 notes due to the fact that the total cash flows associated with those notes exceeds the carrying value of the November 2003 notes.

In connection with the debt exchange, on September 11, 2003, we amended the terms of the indentures governing our previously outstanding debt securities to add Alamosa Holdings as a guarantor under the indentures governing those notes. We further amended the indentures governing those notes on October 29, 2003, after receiving the requisite consents from the holders of such notes, to eliminate substantially all covenant protection under such indentures.

Concurrently with the closing of the debt exchange, we entered into amendments to our affiliation agreements with Sprint PCS. The amendments to our affiliation agreements with Sprint PCS (1) simplify the manner in which financial settlements are determined and settled between us and Sprint PCS, (2) settled outstanding disputed charges between us and Sprint PCS, (3) provide clarity with respect to access to information between us and Sprint PCS and (4) provides for us to test unilateral changes requested by Sprint against certain financial thresholds.

Off-balance sheet arrangements

We have no off-balance sheet arrangements that would have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual obligations

Our future contractual obligations related to long-term debt, capital lease obligations, and non-cancelable operating leases at December 31, 2003 are reflected in the table below.

	Payments due by period
(dollars in thousands)	Less than One year	1 – 3 Years	4 – 5 Years	After 5 Years	Total
Long-term debt (a)	$—	$—	$—	$714,424	$714,424
Cash interest (b)	50,017	221,898	147,223	62,585	481,723
Capital lease obligations	596	464	299	445	1,804
Operating leases	30,952	95,364	62,034	34,230	222,580
	$81,565	$317,726	$209,556	$811,684	$1,420,531

(a)	Long-term debt reflects the impact of the issuance of $250 million of the old notes, which were issued in January 2004. The proceeds from this issuance were used to permanently repay and terminate our senior secured credit facility. As such, the senior secured credit facility is not included in this table.

(b)	Cash interest on long-term debt takes into account the $250 million outstanding of the senior notes discussed in (a) above that were issued in January 2004. These notes require semiannual cash interest payments at an annual rate of 8½%.

Description of our indebtedness

12% senior discount notes due 2009.    In connection with the completion of our debt exchange in November 2003, we issued approximately $191 million in aggregate original issue amount of the 12% senior discount notes. The outstanding principal amount of the 12% senior discount notes will accrete at 12%, compounded semi-annually, to approximately $233.3 million at July 31, 2005. Thereafter, cash interest on the outstanding principal amount will be payable semi-annually at 12% beginning on January 31, 2006 and continuing through maturity on July 31, 2009. The 12% senior discount notes are unsecured.

11% senior notes due 2010.    In connection with the completion of our debt exchange in November 2003, we issued $250.8 million in aggregate principal amount of the 11% senior notes. Cash interest on the outstanding principal amount of the 11% senior notes is payable semiannually at 11% beginning on January 31, 2004 and continuing through maturity on July 31, 2010. The 11% senior notes are unsecured.

12 7/8% senior discount notes due 2010.    As a result of our debt exchange, approximately $5.6 million in accreted principal amount of our 12 7/8% senior discount notes remain outstanding at December 31, 2003. These notes will accrete to their full principal amount at maturity of $6.4 million on February 15, 2005, and thereafter cash interest on the outstanding principal amount will be payable semiannually at 12 7/8% beginning on August 15, 2005 and continuing through maturity on February 15, 2010. The 12 7/8% senior discount notes are unsecured.

12½ % senior notes due 2011.    As a result of our debt exchange, approximately $11.6 million in aggregate principal amount of our 12½% senior notes remain outstanding. Cash interest on the outstanding principal amount of these notes is payable semiannually at 12½% through maturity on February 1, 2011. The 12½% senior notes are unsecured.

13 5/8% senior notes due 2011.    As a result of our debt exchange, approximately $2.5 million in aggregate principal amount of our 13 5/8% senior notes remain outstanding. Cash interest on the outstanding principal amount of these notes is payable semiannually at 13 5/8% through maturity on August 15, 2011. The 13 5/8% senior notes are unsecured.

Senior secured credit facility.    As of December 31, 2003, we had in place a senior secured credit facility that expired in February 2008. Under the terms of the facility we could borrow up to a maximum of $225 million, of which $200 million was outstanding at December 31, 2003. Amounts outstanding under the senior secured credit facility bear interest at a rate of LIBOR plus 4.0%. We permanently repaid the senior secured credit facility in its entirety from the proceeds of the sale of the senior notes in January 2004.

8½% senior notes due 2012.    In January 2004, we issued $250 million in aggregate principal amount of the old notes. Cash interest on the outstanding principal amount of the senior notes is payable semiannually at 8½%, beginning on July 31, 2004, through maturity on January 31, 2012. We used the proceeds from this issuance and sale to repay and terminate outstanding borrowings under the senior secured credit facility, including the undrawn revolver, described above, with the remainder available for general corporate purposes.

INFLATION

We believe that inflation has not had a significant impact in the past and is not likely to have a significant impact in the foreseeable future on our results of operations.

FUTURE TRENDS THAT MAY AFFECT OPERATING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

During 2002 and 2003, we experienced overall declining net subscriber growth compared to previous periods. This trend is attributable to increased competition and slowing aggregate subscriber growth in the wireless telecommunications industry. Although we did experience improvement in subscriber growth in the first quarter of 2004, we are currently experiencing net losses as we continue to add subscribers, which requires a significant up-front investment to acquire those subscribers. If the trend of slowing net subscriber growth does not continue to improve, it will lengthen the amount of time it will take for us to reach a sufficient number of subscribers to achieve profitability.

We may experience a higher average monthly churn rate. Our average monthly churn for the first quarter of 2004 was 2.4 percent compared to 2.7 percent for 2003 and 3.4 percent for 2002. The rate of churn experienced in 2002 was the highest that we have experienced on an annual basis since the inception of the Company. We expect that in the near term churn may increase as a result of the implementation of the FCC's WLNP mandate in all of our markets during the second quarter of 2004. Through the first quarter of 2004, we have not experienced a material impact to churn related to WLNP with respect to the markets in which we operate that became subject to the mandate in November 2003. The remainder of our markets will become subject to the mandate in May 2004 at the latest. If average monthly churn increases over the long-term, we would lose the cash flows attributable to those customers and have greater than projected losses.

We may incur significant handset subsidy costs for existing customers who upgrade to a new handset. As our customer base matures and technological advances in our services take place, more existing customers will begin to upgrade to new handsets to take advantage of these services. We have limited historical experience regarding the rate at which existing customers upgrade their handsets and if more customers upgrade than we are currently anticipating, it could have a material adverse impact on our earnings and cash flows.

We may not be able to access the credit or equity markets for additional capital if the liquidity discussed above is not sufficient for the cash needs of our business. We continually evaluate options for additional sources of capital to supplement our liquidity position and maintain maximum financial flexibility. If the need for additional capital arises due to our actual results differing significantly from our business plan or for any other reason, we may be unable to raise additional capital.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. For our leased telecommunication facilities, primarily consisting of cell sites and switch site operating leases and operating leases for retail and office space, we have adopted SFAS No. 143 as of January 1, 2003.

As previously disclosed, upon adoption of SFAS No. 143, we had concluded that, for our leased telecommunications facilities, a liability could not be reasonably estimated due to (1) our inability to reasonably assess the probability of the likelihood that a lessor would enforce the remediation requirements upon expiration of the lease term and therefore its impact on future cash outflows, (2) our inability to estimate a potential range of settlement dates due to our ability to renew site leases after the initial lease expiration and (3) our limited experience in abandoning cell site locations and actually incurring remediation costs.

It is our understanding that further clarification has been provided by the SEC regarding the accounting for asset retirement obligations and specifically relating to factors to consider in determining the estimated settlement dates and the probability of enforcement of the remediation obligation. Based on this information, we revised certain of the estimates used in our original analysis and calculated an asset retirement obligation for our leased telecommunication facilities. We determined that the aforementioned asset retirement obligations did not have a material impact on our consolidated results of operations, financial position or cash flows and recorded the asset retirement obligations in the third quarter of 2003.

An initial asset retirement obligation of $1.2 million was recorded and classified in other non-current liabilities and a corresponding increase in property and equipment of $1.2 million was recorded in the third quarter of 2003 relating to obligations that existed upon the adoption of SFAS No. 143. We incurred additional asset retirement obligations during the year ended December 31, 2003 of $35,000 related to new leases entered into during the year. Included in costs of services and operations in our statement of operations for the year ended December 31, 2003 is a charge of $402,000 related to the cumulative accretion of the asset retirement obligations as of the adoption of SFAS No. 143 as well as an additional $163,000 in accretion recorded for the year ended December 31, 2003. Included in depreciation and amortization expenses in our statement of operations for the year ended December 31, 2003 is a charge of $364,000 related to the cumulative depreciation of the related assets recorded at the time of the adoption of SFAS No. 143 as well as an additional $123,000 in depreciation recorded for the year ended December 31, 2003. For purposes of determining the asset retirement obligations, we have assigned a 100% probability of enforcement to the remediation obligations and have assumed an average settlement period of 20 years.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002," which rescinded or amended various existing standards. One change addressed by this standard pertains to treatment of extinguishments of debt as an extraordinary item. SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and states that an extinguishment of debt cannot be classified as an extraordinary item unless it meets the unusual or infrequent criteria outlined in Accounting Principles Board Opinion, or APB, No. 30 "Reporting the Results of Operations— Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of this statement are effective for fiscal years beginning after May 15, 2002 and extinguishments of debt that were previously classified as an extraordinary item in prior periods that do not meet the criteria in Opinion No. 30 for classification as an extraordinary item shall be reclassified. The adoption of SFAS No. 145 in the quarter ending March 31, 2003 has resulted in a reclassification of the loss on extinguishment of debt that we previously reported as an extraordinary item for the year ended December 31, 2001.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and the adoption of this statement did not have a material impact on our results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation— Transition and Disclosure," which is an amendment of SFAS No. 123 "Accounting for Stock-Based Compensation." This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after and interim periods beginning after December 15, 2002. As we continue to account for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, we, as required, have only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on our results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of this statement did not have a material impact on our results of operations, financial position or cash flows.

The EITF issued EITF Abstract No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" in May 2003. This Abstract addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, it addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Abstract became effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and we have adopted the provisions of this abstract as of July 1, 2003.

We have elected to apply the accounting provisions of this abstract on a prospective basis beginning July 1, 2003. Prior to the adoption of the provisions of this abstract we had deferred all activation fee revenue as well as activation costs in a like amount and amortized these revenues and costs over the average life of our subscribers. The existing deferred revenue and costs at July 1, 2003 will continue to be amortized along with that portion of activation fees generated by customers outside of distribution channels controlled by us. The adoption of the accounting provisions of this abstract did not have a material impact on our results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. At December 31, 2003, we had not entered into any material arrangement that would be subject to the disclosure requirements of FIN 45. Our adoption of FIN 45 did not have a material impact on our consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. For VIEs created prior to January 1, 2004, the Revised Interpretations must be applied no later than the quarter ended March 31, 2004. The Revised Interpretations must be applied to all VIEs created after January 1, 2004. Because we do not believe that we have affiliations with any VIEs, this standard will not have a material impact on our consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We do not engage in commodity futures trading activities and do not enter into derivative financial instrument transactions for trading or other speculative purposes. We also do not engage in transactions in foreign currencies that could expose us to market risk.

We were subject to some interest rate risk on our senior secured credit facility, which was permanently repaid and terminated in January 2004 with proceeds from the issuance and sale of the old notes. To the extent that we incur any floating rate financing in the future, we would be exposed to interest rate risk on such indebtedness.

General hedging policies.    We entered into interest rate swap and collar agreements to manage our exposure to interest rate changes on our variable rate senior secured credit facility. We seek to minimize counterparty credit risk through stringent credit approval and review processes, the selection of only the most creditworthy counterparties, continual review and monitoring of all counterparties and through legal review of contracts. We also control exposure to market risk by regularly monitoring changes in interest rate positions under normal and stress conditions to ensure that they do not exceed established limits. Our derivative transactions are used for hedging purposes only and comply with board-approved policies. Senior management receives frequent status updates of all outstanding derivative positions.

Interest Rate Risk Management.    Our interest rate risk management program focuses on minimizing exposure to interest rate movements, setting an optimal mixture of floating- and fixed-rate debt. We utilize interest rate swaps and collars to adjust our risk profile relative to any floating rate debt. We have no floating rate debt outstanding at March 31, 2004.

The following table presents the estimated future outstanding long-term debt at the end of each year and future required annual principal payments for each year then ended associated with the senior discount notes and capital leases based on our projected level of long-term indebtedness.

	Years Ending December 31,
	2004	2005	2006	2007	2008	Thereafter
(dollars in millions)
Fixed Rate Instruments
12 7/8% senior discount notes (2)	$6	$6	$6	$6	$6	$—
Fixed interest rate	12.875%	12.875%	12.875%	12.875%	12.875%	12.875%
Principal payments	—	—	—	—	—	6
12% senior discount notes (2)	$218	$233	$233	$233	$233	$—
Fixed interest rate	12.000%	12.000%	12.000%	12.000%	12.000%	12.000%
Principal payments	—	—	—	—	—	233
12½% senior notes	12	12	12	12	12	—
Fixed interest rate	12.500%	12.500%	12.500%	12.500%	12.500%	12.500%
Principal payments	—	—	—	—		12
13 5/8% senior notes	2	2	2	2	2	—
Fixed interest rate	13.625%	13.625%	13.625%	13.625%	13.625%	13.625%
Principal payments	—	—	—	—	—	2
11% senior notes	251	251	251	251	251	—
Fixed interest rate	11.000%	11.000%	11.000%	11.000%	11.000%	11.000%
Principal payments	—	—	—	—	—	251
Capital leases
Total minimum lease payments (1)	$1.208	$1.038	$0.888	$0.744	$0.599	$—
Average Interest Rate	12.000%	12.000%	12.000%	12.000%	12.000%	12.000%
Annual lease payments	0.596	0.170	0.150	0.144	0.145	0.599

(1)	These amounts represent the estimated minimum annual payments due under our estimated capital lease obligations for the periods presented.

(2)	Interest will accrete on the 12 7/8% senior discount notes through February 15, 2005 and on the 12% senior discount notes through July 31, 2005 at which time, respectively, such notes will begin to require cash payments of interest.

Our primary market risk exposure relates to:

▸	the interest rate risk on long-term and short-term borrowings;

▸	our ability to refinance our senior discount notes at maturity at market rates; and

▸	the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

The 12 7/8% senior discount notes have a carrying value of $5.7 million and a fair value which approximates $5.1 million. The 12% senior discount notes have a carrying value of $199.8 million and a fair value which approximates $213.5 million. The 12½% senior notes have a carrying value of $11.6 million and a fair value which approximates $11.8 million. The 13 5/8% senior notes have a carrying value of $2.5 million and a fair value which approximates $2.4 million. The 11% senior notes have a carrying value of $250.8 million and a fair value which approximates $269.6 million. The 8½% senior notes have a carrying value of $250.0 million and a fair value which approximates $238.8 million.

As a condition to the senior secured credit facility, we were required to maintain one or more interest rate protection agreements in an amount equal to a portion of the total debt under the credit facility. As of March 31, 2004, we had terminated all interest rate protection agreements. We do not hold or issue financial or derivative financial instruments for trading or speculative purposes. While we cannot predict our ability to refinance existing debt or the impact that interest rate movements will have on our existing debt, we continue to evaluate our financial position on an ongoing basis.

Business

OUR BUSINESS

We are the largest PCS Affiliate of Sprint in terms of subscribers. We have the exclusive right to provide wireless mobility communications network services under the Sprint brand name in a territory encompassing over 15.8 million residents primarily located in portions of Texas, New Mexico, Arizona, Colorado, Wisconsin, Arkansas, Illinois, Oklahoma, Kansas, Missouri, Washington and Oregon. For the three months ended March 31, 2004, we generated $176.7 million in revenue, $20.3 million in cash flows from operating activities and reported a net loss of $24.7 million. As of March 31, 2004, we had approximately 773,000 subscribers.

We launched Sprint wireless services in our first market in June 1999 and currently operate in the 88 BTAs assigned to us under our affiliation agreements with Sprint PCS. At March 31, 2004, our network covered approximately 12.1 million POPs, or approximately 77% of the total POPs in our markets. The number of residents covered by our network does not represent the number of wireless subscribers that we serve or expect to serve in our territory. Sprint PCS, along with its PCS Affiliates, operates a 100% digital, 100% PCS nationwide wireless network in the United States with licenses to provide services to an area consisting of more than 280 million POPs. Like Sprint PCS, we utilize CDMA technology across our portion of the PCS Network of Sprint. As of March 31, 2004, we have upgraded our network to CDMA 1xRTT in markets representing approximately 97% of the covered POPs in our markets.

During the first quarter of 2001, we completed acquisitions of three PCS Affiliates of Sprint. We acquired Roberts and WOW on February 14, 2001. We acquired Southwest PCS on March 30, 2001. The acquisitions added territories with a total of approximately 6.8 million residents and added approximately 90,000 subscribers. The results of operations for the acquired companies are reflected in our consolidated results from the respective date of acquisition.

Our principal executive office is located at 5225 S. Loop 289, Lubbock, Texas 79424. Our telephone number is (806) 722-1100.

OUR BACKGROUND

Alamosa (Delaware), Inc. was formed in October 1999 to operate as a holding company and closed its initial public offering in February 2000. On December 14, 2000, Alamosa (Delaware), Inc. formed a new holding company and became a wholly-owned subsidiary of the new holding company, which was named Alamosa PCS Holdings, Inc.

Alamosa Holdings, Inc. was formed in July 2000 to operate as a holding company. On February 14, 2001, Alamosa Sub I, Inc., a wholly owned subsidiary of Alamosa Holdings, merged with and into Alamosa PCS, with Alamosa PCS surviving the merger and becoming Alamosa Holdings' wholly owned subsidiary. Each share of Alamosa PCS common stock issued and outstanding immediately prior to the merger was converted into the right to receive one share of Alamosa Holdings common stock. We are a direct wholly owned subsidiary of Alamosa PCS and an indirect wholly owned subsidiary of Alamosa Holdings.

OUR RELATIONSHIP WITH SPRINT

Sprint PCS, along with its PCS Affiliates, operate the largest 100% digital, 100% PCS nationwide wireless network in the United States with licenses to provide services to an area consisting of more than 280 million residents. The PCS network of Sprint uses CDMA technology nationwide. Sprint directly operates its PCS network in major markets throughout the United States and has entered into independent agreements with various companies such as us, under which each has become a PCS Affiliate of Sprint and has agreed to construct and manage PCS networks in smaller metropolitan areas and along major highways designed to operate seamlessly with the nationwide PCS network of Sprint.

Pursuant to our affiliation agreements with Sprint PCS, we agreed to provide network coverage to a minimum percentage of the POPs in our territory within specified time periods. We believe we are in compliance with our network build-out requirements and Sprint PCS' other program requirements. The build-out of our territory has significantly extended Sprint PCS wireless coverage in the Southwestern, Northwestern and Midwestern regions of the United States.

We believe that our affiliation with Sprint PCS allows us to offer high quality, branded wireless voice and data services for a lower cost and lower capital requirements than would otherwise be possible and to also benefit from Sprint PCS':

▸	Marketing. We market Sprint PCS products and services through Sprint PCS' existing relationships with major national retailers under the highly recognizable Sprint and Sprint PCS brand names.

▸	National network. Our subscribers can immediately access Sprint PCS' national network, which includes over 300 major metropolitan areas.

▸	Advanced technology. We believe that the CDMA technology used in our network offers advantages in capacity and voice quality, as well as access to advanced features such as Sprint PCS' suite of "PCS Vision" products.

▸	Handset availability and pricing. Sprint PCS' purchasing leverage allows us to acquire handsets more quickly and at a lower cost than we could without our affiliation with Sprint.

▸	National reseller agreements. We receive additional revenue as a result of Sprint PCS' relationships with wireless resellers, including Virgin Mobile and, beginning in 2004, Qwest Wireless, when customers of those resellers use our portion of the PCS network of Sprint.

MARKETS

We believe we operate in highly attractive markets. We believe our markets are attractive for a number of reasons:

▸	Fewer competitors market-by-market. Because we operate in less populated markets, we believe that we face fewer competitors in most markets in our territory than wireless providers that operate in more urban areas typically face.

▸	Proximity to large U.S. urban centers. Our territory is located near or around several large U.S. urban centers, including Dallas, Denver, Kansas City, Milwaukee, Minneapolis, Oklahoma City, Phoenix, Portland, St. Louis, San Antonio, Seattle, Tulsa and Wichita. This has led to a favorable ratio of wireless subscribers based outside of our territory using our portion of the PCS network of Sprint as compared to our subscribers using wireless communications networks outside our territory.

▸	Attractive roaming and travel characteristics. Given the rural nature of many of our markets and our extensive coverage of the major and secondary highways in our markets, we have consistently received significant roaming revenue from wireless subscribers using our portion of the PCS network of Sprint.

▸	High population growth markets. The overall population growth in our territory has been above the national average over the past five years.

The following table lists the location, BTA number, megahertz, or MHz, of spectrum and estimated total residents for each of the BTAs that comprise our territory under our affiliation agreements with Sprint PCS as of March 31, 2004. The number of estimated covered residents does not represent the number of wireless subscribers that we expect to be based in our territory.

Location	BTA No. (1)	MHz of spectrum	Estimated Total POPs (2)	Estimated Covered POPs (3)
ARKANSAS
Fayetteville-Springdale-Rogers	140	30	346,200
Fort Smith	153	30	331,600
Little Rock (4)	257	30	15,700
Russellville	387	30	100,400
			793,900	646,000
ARIZONA
Flagstaff	144	30	119,700
Las Vegas, NV (Arizona side) (4)	245	30	157,100
Prescott	362	30	181,800
Phoenix (4)	347	30	110,500
Sierra Vista-Douglas	420	30	121,000
Tucson(4)	447	30	2,000
Yuma	486	30	169,900
			862,000	635,300

CALIFORNIA
El Centro-Calexico	124	30	151,500
San Diego (4)	402	30	1,000
			152,500	139,600

COLORADO
Colorado Springs (4)	89	30	1,300
Farmington, NM-Durango, CO	139	20	217,100
Grand Junction	168	30	257,500
Pueblo	366	30	320,100
			796,000	464,100

ILLINOIS
Carbondale-Marion	67	30	214,800	137,000

KANSAS
Pittsburgh-Parsons	349	30	92,100
Emporia	129	30	47,900
Hutchinson (4)	200	30	29,600
Manhattan-Junction City	275	30	117,300
Salina	396	30	143,800
			430,700	253,300

MINNESOTA
La Crosse, WI-Winona, MN	234	30	324,100
Minneapolis-St. Paul (4)	298	30	85,200
			409,300	259,000

MISSOURI
Cape Girardeau-Sikeston	66	30	190,200
Columbia	90	30	220,200
Jefferson City	217	30	167,100

Location	BTA No. (1)	MHz of spectrum	Estimated Total POPs (2)	Estimated Covered POPs (3)
Kirksville	230	30	57,400
Poplar Bluff	355	30	154,500
Quincy, IL-Hannibal	367	30	185,700
Rolla	383	30	105,400
St. Joseph	393	30	196,900
Sedalia	414	30	80,500
Springfield	428	30	682,400
West Plains	470	30	78,300
Kansas City (4)	226	30	16,700
			2,135,300	1,465,600
NEW MEXICO
Albuquerque	8	20	851,500
Carlsbad	68	10	51,700
Clovis	87	30	76,000
Gallup	162	10	146,000
Hobbs	191	30	55,500
Roswell	386	10	82,300
Santa Fe	407	20	225,900
Las Cruces	244	10	258,400
			1,747,300	1,443,200

OKLAHOMA
Joplin, MO-Miami	220	30	251,000
Ada	4	30	54,300
Ardmore	19	30	91,500
Bartlesville	31	30	49,100
Enid	130	30	85,700
Lawton-Duncan	248	30	181,300
McAlester	267	30	55,100
Muskogee	311	30	166,500
Oklahoma City (4)	329	30	418,300
Ponca City	354	30	49,800
Stillwater	433	30	80,000
Tulsa (4)	448	30	192,200
			1,674,800	1,292,300

OREGON
Bend	38	30	166,400
Coos Bay-North Bend	97	30	84,700
Klamath Falls	231	30	81,700
Medford-Grants Pass	288	30	266,200
Portland (4)	358	30	82,600
Roseburg	385	30	101,200
Walla Walla, WA-Pendleton, OR	460	30	178,600
			961,400	700,800

Location	BTA No. (1)	MHz of spectrum	Estimated Total POPs (2)	Estimated Covered POPs (3)

TEXAS
Eagle Pass-Del Rio	121	30	121,100
El Paso	128	20	766,500
Laredo	242	30	232,400
Wichita Falls	473	30	224,000
Abilene	3	30	263,500
Amarillo	13	30	416,500
Big Spring	40	30	36,100
Lubbock	264	30	411,100
Midland	296	30	122,000
Odessa	327	30	210,000
San Angelo	400	30	162,600
			2,965,800	2,546,500
WASHINGTON
Kennewick-Pasco-Richland	228	30	199,800
Wenatchee	468	30	222,500
Yakima	482	30	263,500
			685,800	558,700

WISCONSIN
Appleton-Oshkosh	18	20	461,200
Eau Claire	123	30	197,400
Fond du Lac	148	20	98,100
Green Bay	173	20	362,600
Madison (4)	272	20	147,100
Manitowoc	276	20	83,100
Milwaukee (4)	297	30	87,300
Sheboygan	417	20	113,600
Stevens Point-Marshfield-Wisconsin Rapids	432	30	217,400
Wausau-Rhinelander	466	30	247,700
			2,015,500	1,523,300
TOTAL			15,845,100	12,064,700

(1)	BTA No. refers to the Basic Trading Area number assigned to that market by the FCC (in alphabetical order by name) for the purposes of issuing licenses for wireless services.

(2)	Estimated Total POPs is based on estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rate estimates provided to us by Sprint.

(3)	Estimated Covered POPs is based on our actual network coverage using estimates of 2000 population counts compiled by the U.S. Census Bureau adjusted by population growth rate estimates provided to us by Sprint.

(4)	Total POPs and Covered POPs for these markets reflect only those POPs contained in our licensed territory within the BTA, not the total POPs or covered POPs in the entire BTA.

NETWORK OPERATIONS

The active operation of our portion of the PCS network of Sprint requires:

▸	public switched and long distance interconnection;

▸	the implementation of roaming arrangements; and

▸	the development of network monitoring systems.

Our portion of the PCS network of Sprint connects to the public switched telephone network to facilitate the origination and termination of traffic between the wireless network and both local exchange and long distance carriers. Through our arrangements with Sprint and Sprint's arrangements with other wireless service providers, our subscribers have roaming capabilities on certain other PCS networks utilizing similar CDMA technology. We monitor our portion of the PCS network of Sprint during normal business hours. For after-hours monitoring, the PCS Network Operating Centers of Sprint provide 24 hours, seven days a week monitoring of our portion of the PCS network of Sprint and real-time notification to our designated personnel.

As of March 31, 2004, our portion of the PCS network of Sprint included 1,597 base stations and nine switching centers.

PRODUCTS AND SERVICES

We offer wireless voice and data products and services throughout our territories under the Sprint brand name. Our services are typically designed to align with the service offerings of Sprint PCS and to integrate with the PCS network of Sprint. The PCS service packages we currently offer include the following:

100% digital wireless network with service across the country. We are part of the largest 100% digital wireless personal communications services network in the country. Our customers may access PCS services from Sprint throughout the PCS network of Sprint, which includes over 300 major metropolitan areas across the United States. Dual-band/dual-mode or tri-mode handsets allow roaming on other wireless networks where Sprint has roaming agreements.

Third generation services. We believe CDMA technology allows existing CDMA networks to be upgraded to the next generation in a timely and cost efficient manner. We, along with Sprint, launched 3G capability in our markets in the third quarter of 2002. This capability allows more efficient utilization of our network when voice calls are made using 3G-enabled handsets. It also provides enhanced data services. PCS Vision is Sprint's suite of products designed to utilize 3G services and allows our subscribers to use their PCS Vision-enabled devices to check e-mail, take and receive pictures, play games with full-color graphics and polyphonic sounds and browse the Internet wirelessly with speeds of up to 144 kilobits per-second with average throughput speeds in the range of 50-70 kilobits per second.

Clear Pay/account spending limit. Under the PCS service plans of Sprint, customers who do not meet certain credit criteria can nevertheless select any plan offered subject to an account spending limit, or ASL, to control credit exposure. Prior to May 2001, these customers were required to make a deposit ranging from $125 to $200 that could be credited against future billings. In May 2001, the deposit requirement was eliminated on certain credit classes under the NDASL program, which was subsequently renamed Clear Pay. From May 2001 to February 2002, a majority of our customer additions were under the Clear Pay/NDASL program. On February 24, 2002, we along with certain other PCS Affiliates of Sprint, reinstated the deposit requirement for certain credit classes that was in place prior to May 2001 in an effort to limit our exposure to bad debt relative to these credit classes. This new program is referred to as Clear Pay II and is not a national Sprint program. Since the implementation of Clear Pay II in February 2002 we have experienced a significant decline in customer additions, but the credit quality of those additions has improved.

Other services. In addition to these services, we may also offer wireless local loop services in our territories, but only where Sprint is not a local exchange carrier. Wireless local loop is a wireless substitute for the landline-based telephones in homes and businesses. We also believe that new features and services will be developed on the PCS network of Sprint to take advantage of CDMA technology. Sprint conducts ongoing research and development to produce innovative services that are intended to give Sprint and PCS Affiliates of Sprint a competitive advantage. We may incur additional expenses in modifying our technology to provide these additional features and services.

ROAMING

Sprint PCS roaming. Sprint PCS roaming includes both inbound roaming, when Sprint wireless subscribers based outside of our territory use our portion of the PCS network of Sprint, and outbound roaming, when our subscribers use the PCS network of Sprint outside of our territory. We have a reciprocal per minute fee with Sprint for inbound and outbound Sprint PCS roaming. The reciprocal rate, which initially was $0.20 per minute, has been periodically reduced by Sprint and is currently $0.058 per minute. We have negotiated an agreement with Sprint whereby the rate is fixed at the current $0.058 per minute rate through December 31, 2006. Thereafter, the rate will be calculated based upon a predetermined formula specified in our affiliation agreements with Sprint PCS. Our ratio of inbound to outbound roaming with Sprint was approximately 1.14 to 1 in 2003 and declined to 1.12 to 1 for the three months ended March 31, 2004. We expect this ratio to decline to approximately 1 to 1 over time. Sprint PCS roaming revenue is not subject to the 8% affiliation fee that Sprint retains on revenues billed to subscribers based in our territory.

In addition to the reciprocal per minute fee for the Sprint PCS roaming discussed above, we also recognize roaming revenue and expense related to data usage from PCS Vision services when wireless subscribers are using such services outside of their home territory. We recognize revenue when a wireless subscriber based outside of our territory uses PCS Vision data services on our portion of the PCS network of Sprint, and we recognize expense when our subscribers use such services on the PCS network of Sprint outside of our territory. This roaming activity is settled on a per-Kb basis at a rate that was initially set at $0.0055 per-Kb through December 31, 2002. For 2003, this rate was $0.0014 per-Kb, and we have negotiated an agreement with Sprint PCS whereby the rate is set at $0.0020 per-kilobyte through December 31, 2006. Thereafter the rate will be calculated based upon a predetermined formula specified in our affiliation agreements with Sprint PCS.

Non-Sprint PCS roaming. Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when non-Sprint PCS subscribers use our portion of the PCS network of Sprint, and outbound non-Sprint PCS roaming, when our subscribers use a non-Sprint PCS network. Sprint negotiates the roaming agreements with these other wireless service providers. The June 2004 amendments (1) fixed the reciprocal roaming rate for inbound roaming traffic from PCS providers other than Sprint (except as specified in our affiliation agreements with Sprint PCS) at $0.058 per minute for voice minutes and $0.0020 per minute for data for those arrangements entered into by Sprint as of April 1, 2004 until the termination of such arrangement, (2) set a pass through rate (subject to specified adjustments for costs incurred) for arrangements negotiated by Sprint between April 2, 2004 and December 31, 2006 and (3) provides for Sprint notifying us and obtaining our agreement as to arrangements negotiated by Sprint on our behalf after December 31, 2006. These wireless service providers must pay fees for their subscribers' use of our network, and as part of our revenues, we are entitled to 92% of these fees. Currently, pursuant to our services agreements with Sprint PCS, Sprint bills these wireless service providers for these roaming fees and passes our portion of the fees to us. When another wireless service provider provides service to one of our subscribers, we pay outbound non-Sprint PCS roaming fees. Sprint PCS then bills our subscriber for use of that provider's network at rates specified in their contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis. We bear the collection risk for all service.

Reseller agreements. We also recognize revenue from subscribers of various wholesale resellers of personal communications service when those subscribers use our portion of the PCS network of Sprint. These reseller agreements are negotiated by Sprint, and we receive a per-minute rate for each minute that the subscribers of these resellers use our portion of the PCS network of Sprint. These subscribers may be based within or outside our territory. Currently, we receive wholesale revenue from a reseller agreement between Sprint and Virgin Mobile. Sprint recently announced an agreement with Qwest Wireless to transition Qwest's subscribers to Sprint's network on a wholesale basis. We expect that Qwest subscribers in our territory will be transitioned during 2004, at which point we will receive per minute wholesale revenue from Qwest for usage by Qwest subscribers.

MARKETING STRATEGY

Our marketing strategy is to complement Sprint's national marketing strategies with techniques tailored to each of the specific markets in our territories.

Use of Sprint's brand. We feature exclusively and prominently the nationally recognized Sprint brand name in our marketing and sales efforts. From the customers' point of view, they use our portion of the PCS network of Sprint and the rest of the PCS network of Sprint as a unified national network.

Advertising and promotions. Sprint promotes its products through the use of national as well as regional television, radio, print, outdoor and other advertising campaigns. In addition to Sprint's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements, and material costs and incremental printing costs. We also benefit from any advertising or promotion of Sprint PCS products and services by third party retailers in our territory, such as RadioShack and Best Buy. We must pay the cost of specialized Sprint print advertising by third party retailers. Sprint also runs numerous promotional campaigns which provide customers with benefits such as additional features at the same rate, or free minutes or Kb of use for limited time periods. We offer these promotional campaigns to potential customers in our territories.

Sales force with local presence. We have established local sales forces to execute our marketing strategy through our company-owned retail stores, local distributors, direct business-to-business contacts and other channels. Our marketing teams also participate in local clubs and civic organizations such as the Chamber of Commerce, Rotary and Kiwanis.

SALES AND DISTRIBUTION

Our sales and distribution plan is designed to mirror Sprint's multiple channel sales and distribution plan and to enhance it through the development of local distribution channels. Key elements of our sales and distribution plan consist of the following:

Sprint retail stores. As of March 31, 2004, we owned and operated 66 Sprint stores, including kiosks, at various locations within our markets. These stores provide us with a local presence and visibility in the markets within our territory. Following the Sprint model, these stores are designed to facilitate retail sales, subscriber activation, bill collection and customer service. In addition to retail stores that we operate, we began to enter into agreements with exclusive agents in 2003 which operate Sprint stores in our territory to further expand our distribution channels. These "branded stores" function similarly to our company-operated stores but are operated by third parties. These third parties purchase equipment from us and resell it to the consumer, for which the third party receives compensation in the form of commissions. As of March 31, 2004, we had 43 of these branded stores operating in our territory.

National third party retail stores. Sprint has national distribution agreements with various national retailers such as RadioShack and Best Buy for such retailers to sell Sprint PCS products. These national agreements cover retailers' stores in our territory, and as of March 31, 2004, these retailers had approximately 571 locations in our territory.

Local indirect agents. We contract directly with local indirect retailers in our territory. These retailers are typically local businesses that have a presence in our markets. Local indirect agents purchase handsets and other PCS retail equipment from us and market PCS services from Sprint on our behalf. These local indirect agents may also market wireless telecommunications services provided by other carriers as well. We are responsible for managing this distribution channel and as of March 31, 2004 these local indirect agents had approximately 179 locations within our licensed territory. We compensate local indirect agents through commissions for subscriber activations.

Electronic commerce. Sprint PCS maintains an Internet site, www.sprintpcs.com, which contains information on Sprint PCS products and services. A visitor to the Sprint PCS Internet site can order and pay for a handset and select a rate plan. Sprint wireless customers visiting the site can review the status of their account, including the number of minutes used in the current billing cycle. We recognize the revenues generated by wireless customers in our territories who purchase products and services over the Sprint PCS Internet site.

Distribution mix. During 2003, our distribution mix approximated:

Sprint retail stores (including branded stores)	43%
National retailers	28
Local indirect agents	12
Other	17
100%

SEASONALITY

Our business is subject to seasonality because the wireless telecommunications industry is heavily dependent on calendar fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three fiscal quarters. A number of factors contribute to this trend, including:

▸	the heavy reliance on retail distribution, which is dependent upon the year-end holiday shopping season;

▸	the timing of new product and service announcements and introductions;

▸	competitive pricing pressures; and

▸	aggressive marketing and promotions.

TECHNOLOGY

General. In 1993, the FCC allocated the 1900 MHz frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from original analog cellular telephone service principally in that wireless personal communications services systems operate at a higher frequency and employ advanced digital technology. Analog-based networks send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital networks convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital networks also achieve greater frequency reuse than analog networks resulting in greater capacity than analog networks. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." The FCC has not mandated a universal air interface protocol for wireless personal communications services networks. Digital wireless personal communications networks operate under one of three principal air interface protocols: CDMA, TDMA or GSM. TDMA and GSM communications are both time division multiple access networks but are incompatible with each other. CDMA is incompatible with both GSM and TDMA networks. Accordingly, a subscriber of a network that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA based wireless personal communications services operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular network in that area. The same issue would apply to users of TDMA or GSM networks. All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

CDMA technology. The PCS network of Sprint and the networks of PCS Affiliates of Sprint all use digital CDMA technology. We believe that CDMA provides important system performance benefits such as:

▸	Greater capacity. We believe, based on studies by CDMA manufacturers and our experience since our inception, that CDMA networks can provide network capacity that is approximately seven to ten times greater than that of analog technology and approximately three times greater than TDMA and GSM digital networks.

▸	Privacy and security. CDMA technology combines a constantly changing coding scheme with a low power signal to enhance call security and privacy.

▸	Soft hand-off. CDMA networks transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new base station while maintaining a connection with the base station currently in use. CDMA networks monitor the quality of the transmission received by multiple base stations simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another base station. Analog, TDMA and GSM networks use a hard hand-off and disconnect the call from the current base station as it connects with a new one without any simultaneous connection to both base stations.

▸	Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency used within a wireless network to minimize interference and maximize capacity. Unlike TDMA- and GSM-based networks, CDMA-based networks can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

▸	Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

▸	Efficient migration path. We believe that CDMA technology has an efficient and incremental migration path to next generation voice and data services. Unlike technologies that require essentially a replacement investment to upgrade, CDMA upgrades can be completed incrementally. The first step — conversion to 1XRTT — was completed in 2002 in approximately 96% of our covered territory for less than $3 per covered POP. Additional steps beyond 1XRTT can be taken as demand for more robust data services or need for additional capacity develops for similar capital investment levels.

COMPETITION

Competition in the wireless telecommunications industry is intense. We compete with a number of wireless service providers in our markets. We believe that our primary competition is with national and regional wireless providers such as ALLTEL, AT&T Wireless Services, Cingular Wireless, Nextel Communications, Nextel Partners, T-Mobile and Verizon Wireless. While we compete with one or more wireless carriers in each of the markets in our territory, none of these wireless service providers provides services in all of the markets in our territory.

We also face competition from resellers which provide wireless services to customers but do not hold FCC licenses or own facilities. Instead, the resellers buy blocks of wireless telephone numbers and capacity from a licensed carrier and resell services through their own distribution network to the public. As described previously under "—Sales and distribution—Reseller agreements," Virgin Wireless and Qwest Wireless have agreements with Sprint to act as resellers in our territory.

In addition, we compete with existing communications technologies, such as paging, enhanced specialized mobile radio service dispatch and conventional landline telephone companies, in our markets. Potential users of wireless personal communications services networks may find their communications needs satisfied by other current and developing technologies. One- or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential customers who do not need to speak to the caller.

In the future, we expect to face increased competition from entities providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable networks. While some of these technologies and services are currently operational, others are being developed or may be developed in the future.

Many of our competitors have significantly greater financial and technical resources and larger subscriber bases than we do. In addition, some of our competitors may be able to offer regional coverage in areas not served by the PCS network of Sprint, or, because of their calling volumes or relationships with other wireless providers, may be able to offer regional roaming rates that are lower than those that we offer. Wireless personal communications services operators will likely compete with us in providing some or all of the services available through our network and may provide services that we do not. Additionally, we expect that existing cellular providers will continue to upgrade their systems to provide digital wireless communication services that are competitive with those offered by Sprint. Currently, there are six national wireless providers who are generally all present in major markets across the country. In January 2003, the FCC rule imposing limits on the amount of spectrum that can be held by one provider in a specific market was lifted, which may facilitate the consolidation of some national providers.

The FCC mandate that wireless carriers provide for WLNP began on November 24, 2003 in markets within the 100 largest MSAs. WLNP allows subscribers to keep their wireless phone number when switching to a different service provider, which could make it easier for competing providers to market their services to our existing users. WLNP makes customer defections more likely, and we may be required to increase subsidies for product upgrades and/or reduce pricing to match competitors' initiatives in an effort to retain customers or replace those who switch to other carriers.

Over the past several years, the FCC has auctioned and will continue to auction large amounts of wireless spectrum that could be used to compete with PCS services from Sprint. Based upon increased competition, we anticipate that market prices for two-way wireless services generally will decline in the future. We will compete to attract and retain customers principally on the basis of:

▸	the strength of the Sprint brand name, services and features;

▸	Sprint's nationwide network;

▸	our network coverage and reliability; and

▸	the benefits of CDMA technology.

Our ability to compete successfully will also depend, in part, on our ability to anticipate and respond to various competitive factors affecting the industry, including:

▸	new services and technologies that may be introduced;

▸	changes in consumer preferences;

▸	demographic trends;

▸	economic conditions; and

▸	discount pricing strategies by competitors.

INTELLECTUAL PROPERTY

The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint brand name, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. Under the terms of our trademark and service mark license agreements with Sprint PCS, we do not pay a royalty fee for the use of the Sprint brand name and Sprint service marks.

Except in certain instances and other than in connection with the national distribution agreements, Sprint has agreed not to grant to any other person a right or license to use the licensed marks in our territory. In all other instances, Sprint reserves the right to use the licensed marks in providing its services within or outside our territory.

Our trademark license and service mark agreements with Sprint PCS contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "—Our affiliation agreements with Sprint PCS–The trademark and service mark license agreements" for more information on this topic.

ENVIRONMENTAL COMPLIANCE

Our environmental compliance expenditures primarily result from the operation of standby power generators for our telecommunications equipment and compliance with various environmental rules during network build-out and operations. The expenditures arise in connection with standards compliance or permits, which are usually related to generators, batteries or fuel storage. Our environmental compliance expenditures have not been material to our financial statements or to our operations and are not expected to be material in the future.

EMPLOYEES

As of March 31, 2004, we employed 817 full-time employees. None of our employees are represented by a labor union. We believe that our relations with our employees are good.

OUR AFFILIATION AGREEMENTS WITH SPRINT PCS

Each PCS Affiliate of Sprint enters into four major affiliation agreements with Sprint PCS:

▸	a management agreement;

▸	a services agreement; and

▸	two trademark and service mark license agreements with different Sprint entities.

We entered into one set of these agreements for our markets in the Southwestern part of the United States and another set of these agreements for our markets in Wisconsin. Roberts entered into a set of these agreements for its territories in Illinois, Kansas and Missouri, which we assumed pursuant to our acquisition of Roberts. WOW entered into a set of these agreements for its territories in Washington and Oregon, which we assumed pursuant to our acquisition of WOW. Southwest PCS entered into a set of these agreements for its territories in Oklahoma, Kansas, Texas and Arkansas, which we assumed pursuant to our acquisition of Southwest PCS. Therefore, we now operate under five sets of affiliation agreements with Sprint PCS. As used in this description, the term "operating subsidiaries" refers to each of our subsidiaries that have entered into affiliation agreements with Sprint PCS. The material terms of the affiliation agreements entered into by our operating subsidiaries, including the June 2004 amendments we recently entered into with Sprint PCS, are substantially similar and apply to all of our territories.

Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless mobility communications services using the 1900 MHz frequency block under the Sprint brand name in our territory. Sprint holds the spectrum licenses. Our affiliation agreements with Sprint PCS require us to interface with the PCS network of Sprint by building our portion of the PCS network of Sprint to operate on the 10, 20 or 30 MHz of wireless personal communications services frequencies licensed to Sprint in the 1900 MHz range. A breach or event of termination, as the case may be, under any of our affiliation agreements with Sprint PCS by one of our operating subsidiaries will also constitute a breach or event of termination, as the case may be, by all other operating subsidiaries of the same provision of the applicable affiliation agreement to which each operating subsidiary is a party. Each operating subsidiary only has the right to cure its breach and has no right to cure any breach or event of termination by another operating subsidiary.

The following is a description of the material terms and provisions of our affiliation agreements with Sprint PCS.

The management agreements. Under our management agreements with Sprint PCS, we have agreed to:

▸	own, construct and manage a wireless personal communications services network in our territory in compliance with FCC license requirements and other technical requirements contained in our management agreements;

▸	distribute Sprint PCS products and services;

▸	use Sprint's and our own distribution channels in our territory;

▸	conduct advertising and promotion activities in our territory; and

▸	manage that portion of the wireless customer base assigned to our territory.

Sprint has the right to supervise our wireless personal communications services network operations and the right to unconditional access to our portion of the PCS network of Sprint, including the right to test and monitor any of our facilities and equipment.

Exclusivity. We are designated as the only person or entity that can manage or operate a wireless mobility communications network using the 1900 MHz frequency block for Sprint in our territory. Sprint is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreements are in place and no event has occurred that would permit such agreements to terminate. Sprint is permitted to make national sales to companies in our territory and to permit resale of the Sprint PCS products and services in our territory.

Network build-out. Our management agreements specify the terms of the Sprint affiliation, including the required network build-out plan. We have agreed by specified dates to cover a specified percentage of the population within each of the markets that make up our territory. Our management agreements also require us to reimburse Sprint one-half of the microwave clearing costs for our territory. We believe we are in compliance with our network build-out requirements and Sprint PCS' other program requirements.

If Sprint decides to expand the geographic size of the network coverage within our territory, Sprint must provide us with written notice of the proposed expansion.

Under our management agreements for our territories we have a 90-day right of first refusal to build-out the proposed expansion area. If we choose not to build-out the proposed area, then Sprint may build-out the area itself or allow another PCS Affiliate of Sprint to do so.

Products and services. Our management agreements identify the products and services that we can offer in our territory. These services include, but are not limited to, PCS consumer and business products and services from Sprint available as of the date of the agreements, or as modified by Sprint. We are allowed to sell wireless products and services that are not PCS products and services from Sprint if those additional products and services do not cause distribution channel conflicts or, in Sprint's sole determination, consumer confusion with Sprint PCS products and services. Under our management agreement for our Wisconsin territories, if Sprint begins to offer nationally a product or service that we already offer, then that product or service will be considered to be a Sprint PCS product or service.

We may also sell services such as specified types of long distance service, Internet access, handsets and prepaid phone cards with Sprint and other PCS Affiliates of Sprint. If we decide to use third parties to provide these services, we must give Sprint an opportunity to provide the services on the same terms and conditions. We cannot offer wireless local loop services specifically designed for the competitive local exchange market in areas where Sprint owns the incumbent local exchange carrier unless we name the Sprint-owned local exchange carrier as the exclusive distributor or Sprint approves the terms and conditions. Sprint does not own the incumbent local exchange carrier in a vast majority of the markets in our territory.

National sales programs. We must participate in the Sprint wireless sales programs for sales to Sprint's corporate accounts and will pay the expenses and receive the compensation from Sprint relative to sales to customers of those accounts located in our territory. We must use Sprint's long distance service, which we can buy at the best prices and terms offered to comparably situated wholesale customers of Sprint Corporation, which Sprint PCS acquires on our behalf from Sprint Corporation. However, we may purchase private line capacity for call routing directly from Sprint Corporation, if we can obtain more favorable terms, and Sprint Corporation has agreed to provide us with such capacity at the best price offered to similarly situated third parties. Under our management agreements, we are prohibited from reselling long distance service to other carriers, however we may (1) transport long distance calls for customers, (2) transport long distance calls for resellers when such resale is subject to FCC mandate or when Sprint chooses to make such resale available, or (3) transport long distance calls for purposes of roaming.

Service pricing, roaming and fees. We must offer PCS subscriber pricing plans from Sprint designated for regional or national offerings, including "Free & Clear" plans and "PCS Vision" plans. We are permitted to establish our own local price plans for PCS products and services offered only in our territory, subject to Sprint's approval. We are entitled to receive a weekly fee from Sprint equal to 92% of net "billed revenues" related to customer activity less applicable write-offs. Outbound non-Sprint PCS roaming billed to subscribers based in our territory, proceeds from the sales of handsets and accessories and amounts collected with respect to taxes and proceeds from sales of our products and services are not considered "billed revenues." Billed revenues generally include all other customer account activity for Sprint PCS products and services in our territory, which includes such activities billed to, attributed to or otherwise reflected in customers accounts. We are generally entitled to 100% of the proceeds from customers for equipment and accessories sold or leased by us and to 92% of any federal or state subsidies attributable to our territory or customers. Many Sprint wireless subscribers purchase bundled pricing plans that allow roaming anywhere on the nationwide PCS network of Sprint without incremental PCS roaming charges. However, we will earn Sprint PCS roaming revenue for every minute that a Sprint wireless subscriber from outside our territory enters our territory and uses our services, which is offset against amounts we owe as expenses for every minute that our subscribers use services outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint's third party roaming agreements.

Vendor purchase agreements. We may participate in discounted volume-based pricing on wireless-related products and warranties Sprint receives from its vendors. Sprint will use commercially reasonable efforts to obtain for us the same prices as Sprint receives from its vendors.

Advertising and promotions. Sprint uses national as well as regional television, radio, print, outdoor and other advertising campaigns to promote its products. We benefit from the national advertising at no additional cost to us. In addition to Sprint's national advertising campaigns, we advertise and promote Sprint PCS products and services on a local level in our markets at our cost. We have the right to use any promotion or advertising materials developed by Sprint and only have to pay the incremental cost of using those materials, such as the cost of local radio and television advertisement placements and incremental printing costs. Sprint also runs numerous promotional campaigns that provide customers with benefits such as additional features at the same rate or free minutes of use for limited time periods. We offer these promotional campaigns to potential customers in our territory.

Program requirements. We must comply with the Sprint program requirements for technical standards, customer service standards, roaming coverage and national and regional distribution and national accounts programs. Sprint can adjust the program requirements at any time. We can decline to implement any change in the program requirements if the change will:

▸	cause the combined peak negative cash flow of the operating subsidiaries to be an amount greater than 3% of Alamosa Holdings' enterprise value;

▸	when combined with all other changes in the program requirements that we and the operating subsidiaries agree to implement, within the prior 12 months, cause the combined peak negative cash flow of the operating subsidiaries to be an amount greater than 5% of Alamosa Holdings' enterprise value;

▸	cause a decrease in the forecasted 5-year discounted cash flow of the operating subsidiaries of more than 3% on a net present value basis; or

▸	when combined with all other changes in the program requirements that we and the operating subsidiaries agree to implement, within the prior 12 months, cause a decrease in the forecasted 5-year discounted cash flow of the operating subsidiaries of more than 5% on a net present value basis.

For determining whether a program requirement change will adversely impact our operations, (1) generally, the negative impact to the operating subsidiaries' cash flows from capital expenditures required to implement the program requirement change relative to cash benefits from the change during a comparable time period is compared to (2) Alamosa Holdings' "enterprise value," which the amendments to our affiliation agreements with Sprint PCS, as amended, define as (i) if Alamosa Holdings has issued publicly-traded equity, the book value of its outstanding debt and preferred stock, in addition to the fair market value of its publicly traded equity (excluding preferred stock), less cash, or (ii) if Alamosa Holdings does not have publicly-traded equity, the combined book value of its outstanding debt and equity, less cash.

Our management agreements set forth a dispute resolution process if Sprint believes that we do not have the right to decline to implement a change in the program requirements. In any event, we must implement a change in the program requirements if Sprint agrees to compensate us for amounts in excess of the criteria set forth above.

Notwithstanding the above, we have agreed to implement a change in program requirements if the adjustment relates to a pricing plan or roaming program and Sprint reasonably determines that the change must be implemented on an immediate basis to respond to competitive market forces. If the change would have exceeded one of the criteria set forth above, our management agreements provide for appropriate compensation from Sprint to the extent such criteria is exceeded.

Under our management agreements for our Wisconsin and Southwest territories, Sprint has agreed that it will use commercial reasonableness to adjust the Sprint retail store and customer service requirements for cities located within those territories that have a population of less than 100,000.

Non-competition. We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint. We may offer, market or promote telecommunications products and services within our territories only under the Sprint brand, our own brand, brands of our related parties or other products and services approved under our management agreements, except that no brand of a significant competitor of Sprint or its related parties may be used for those products and services. To the extent we have or will obtain licenses to provide wireless personal communications services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint.

Inability to use non-Sprint brand. We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

Transfer of the PCS network. In conjunction with the sale of its wireless PCS network, Sprint can sell, transfer or assign its wireless PCS network and any of its FCC licenses to a third party if the third party agrees to be bound by the terms of our management agreements and our services agreements.

Change in control. Sprint PCS must consent to any transaction pursuant to which Alamosa Holdings is no longer the "ultimate parent" of any of the operating subsidiaries, but this consent cannot be unreasonably withheld.

Rights of first refusal. Sprint has rights of first refusal, without stockholder approval, to buy our assets upon a proposed sale of all or substantially all of our assets used in the operation of our portion of the PCS network of Sprint.

Term. Each of our management agreements has an initial term of 20 years with three 10-year renewal options, which would lengthen each of our management agreements to a total term of 50 years. The three 10-year renewal terms are automatically effectuated unless either Sprint provides us or we provide Sprint with two years prior written notice to terminate the agreement or unless we are in material default of our obligations under such agreement.

Termination of our management agreements. Our management agreements can be terminated as a result of the following events:

▸	termination of Sprint's spectrum licenses;

▸	an uncured breach under our management agreements;

▸	our management agreements not complying with any applicable law in any material respect; or

▸	the termination of any of our trademark and service mark license agreements.

The termination or non-renewal of our management agreements triggers some of our rights and some rights of Sprint. The right of either party to require the other party to purchase or sell the operating assets is discussed below.

If we have the right to terminate our management agreements because of an event of termination caused by Sprint, generally we may:

▸	require Sprint to purchase all of our operating assets used in connection with our portion of the PCS network of Sprint for an amount equal to at least 80% of our "entire business value," as defined below;

▸	in all areas in our territory where Sprint is the licensee for 20 MHz or more of the spectrum on the date it terminates our management agreements, require Sprint to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either the original cost to Sprint of the license plus any microwave clearing costs paid by Sprint or 9% of our "entire business value;" or

▸	choose not to terminate our management agreements and sue Sprint for damages or submit the matter to arbitration.

If Sprint has the right to terminate our management agreements because of an event of termination caused by us, generally Sprint may:

▸	require us, without stockholder approval, to sell our operating assets to Sprint for an amount equal to 72% of our "entire business value;"

▸	require us to purchase, subject to governmental approval, the licensed spectrum in our territory for an amount equal to the greater of either the original cost to Sprint of the license plus any microwave clearing costs paid by Sprint or 10% of our "entire business value;"

▸	take any action as Sprint deems necessary to cure the breach of our management agreements, including assuming responsibility for, and operating, our portion of the PCS network of Sprint; or

▸	not terminate our management agreements and sue us for damages or submit the matter to arbitration.

Non-renewal. If Sprint gives us timely notice that it does not intend to renew our management agreements, we may:

▸	require Sprint to purchase all of our operating assets used in connection with our portion of the PCS network of Sprint for an amount equal to 80% of our "entire business value;" or

▸	in all areas in our territory where Sprint is the licensee for 20 MHz or more of the spectrum on the date it terminates such management agreement, require Sprint to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of either the original cost to Sprint of the license plus any microwave clearing costs paid by Sprint or 10% of our "entire business value."

If we give Sprint timely notice of non-renewal, or we and Sprint both give notice of non-renewal, or any of our management agreements expire with neither party giving a written notice of non-renewal, or if any of our management agreements can be terminated for failure to comply with legal requirements or regulatory considerations, Sprint may:

▸	purchase all of our operating assets, without further stockholder approval, for an amount equal to 80% of our "entire business value;" or

▸	require us to purchase, subject to governmental approval, the licensed spectrum in our territories for an amount equal to the greater of either the original cost to Sprint of the license plus any microwave clearing costs paid by Sprint or 10% of our "entire business value."

Determination of entire business value. If our "entire business value" is to be determined, Sprint and we will each select one independent appraiser and the two appraisers will select a third appraiser. The three appraisers will determine our "entire business value" on a going concern basis using the following principles:

▸	the "entire business value" is based on the price a willing buyer would pay a willing seller for the entire ongoing business;

▸	the entire business value will not be calculated in a manner that double counts the operating assets of one or more of our affiliates;

▸	then-current customary means of valuing a wireless telecommunications business will be used;

▸	the business is conducted under the Sprint brand and our affiliation agreements with Sprint PCS;

▸	we own the spectrum and frequencies presently owned by Sprint subject to our affiliation agreements with Sprint PCS; and

▸	the valuation will not include any value for businesses not directly related to the Sprint PCS products and services, and those businesses will not be included in the sale.

Insurance. We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under our management agreements and who are reasonably acceptable to Sprint, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

Indemnification. We have agreed to indemnify Sprint and its directors, employees and agents and related parties of Sprint and their directors, employees and agents against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in our management agreements or any other agreement between us and Sprint, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under such agreement, except that we will not be obligated to indemnify Sprint for any claims arising solely from the negligence or willful misconduct of Sprint. Sprint has agreed to indemnify us and our directors, employees and agents against all claims against any of the foregoing arising from Sprint's violation of any law and from Sprint's breach of any representation, warranty or covenant contained in our management agreements or any other agreement between us and Sprint, except Sprint will not be obligated to indemnify us for any claims arising solely from our negligence or willful misconduct.

Dispute resolution. If the parties cannot resolve any dispute between themselves and our management agreements do not provide a remedy, then either party may require that any dispute be resolved by a binding arbitration.

Most favored nation clause. We generally have the right to amend our management agreements or services agreements to obtain the most favorable terms provided under a management agreement or services agreement between Sprint and a PCS Affiliate of Sprint whose parent entity controls entities with three million or more covered POPs if, prior to December 31, 2006, Sprint amends the terms of any of those agreements to provide such terms. This right is only effective, however, if we agree to accept all the terms and conditions set forth in the other agreements and (1) those agreements were not amended with a PCS Affiliate of Sprint solely because the affiliate owns the spectrum on which its network operates (unless such PCS Affiliate of Sprint acquired the spectrum from Sprint after September 1, 2003), (2) the amendments to those agreements were not compelled by a law or regulation inapplicable to us, or (3) the amendments to those agreements were not due to a change in a build-out plan.

The services agreements. Our services agreements outline various back office services provided by Sprint and available to us for an additional fee. We have agreed to obtain certain services from Sprint until December 31, 2006. The services agreements set forth pricing terms and provide a process by which we and Sprint will renegotiate the fees paid to Sprint every three years, with the first pricing period ending on December 31, 2006. The prices currently in effect under our services agreements are effective until December 31, 2006. If we wish to obtain from a third party vendor a particular service that we currently obtain from Sprint under our services agreements, we may do so after December 31, 2006 or at the end of a subsequent three-year pricing period only if we provide Sprint with notice at least 120 days before the end of such pricing period, and, in any event, Sprint has a right of first refusal to provide the service on the same terms and conditions as the third party vendor.

Some of the services available under our services agreements include: billing, customer care, activation, credit card processing, handset logistics, voicemail, directory assistance, roaming, interconnection, pricing, long distance, handsets and clearinghouse for specified fees. We may develop an independent capability with respect to certain of the services we obtain from Sprint over time. Under our services agreements, Sprint may contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us. We have agreed not to use the services performed by Sprint in connection with any other business or outside our territory. Sprint must give us nine months notice if it will no longer offer any service, and Sprint has agreed, in the event Sprint will discontinue a service that we wish to continue to receive, to use commercially reasonable efforts to help us provide the service ourselves or find another vendor to provide the service and to facilitate any transition.

We have agreed with Sprint to indemnify each other as well as affiliates, officers, directors and employees for violations of law or the services agreements except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. Our services agreements also provide that no party will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, such services agreement except as may otherwise be required by the indemnification provisions. Our services agreements automatically terminate upon termination of our management agreements, and neither party may terminate the services agreements for any reason other than the termination of the management agreements.

The trademark and service mark license agreements. We have a non-transferable license to use, at no additional cost to us, the Sprint brand name and "diamond" symbol, and several other U.S. trademarks and service marks such as "The Clear Alternative to Cellular" and "Clear Across the Nation" on Sprint PCS products and services. We believe that the Sprint brand name and symbols enjoy a high degree of recognition, providing us an immediate benefit in the market place. Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and use of the licensed marks in a manner that would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint of any infringement of any of the licensed marks within our territories of which we become aware and to provide assistance to Sprint in connection with Sprint's enforcement of its rights. We have agreed with Sprint that we will indemnify the other for losses incurred in connection with a material breach of the trademark license agreements between Sprint PCS and us. In addition, we have agreed to indemnify Sprint from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines.

Sprint can terminate our trademark and service mark license agreements if we file for bankruptcy or materially breach our agreement or if our management agreements are terminated. We can terminate our trademark and service mark license agreements upon Sprint's abandonment of the licensed marks or if Sprint files for bankruptcy or our management agreements are terminated. However, Sprint can assign its interests in the licensed marks to a third party if that third party agrees to be bound by the terms of our trademark and service mark license agreements.

REGULATORY ENVIRONMENT

Regulation of the wireless telecommunications industry

The FCC can have a substantial impact upon entities that manage wireless personal communications service systems and/or provide wireless personal communications services because the FCC regulates the licensing, construction, operation, acquisition and interconnection arrangements of wireless telecommunications systems in the United States.

The FCC has promulgated a series of rules, regulations and policies to, among other things:

▸	grant or deny licenses for wireless personal communications service frequencies;

▸	grant or deny wireless personal communications service license renewals;

▸	rule on assignments and/or transfers of control of wireless personal communications service licenses;

▸	govern the interconnection of wireless personal communications service networks with other wireless and wireline service providers;

▸	establish access and universal service funding provisions;

▸	establish service requirements such as enhanced 911 service;

▸	impose fines and forfeitures for violations of any of the FCC's rules;

▸	regulate the technical standards of wireless personal communications services networks; and

▸	govern certain aspects of the relationships between carriers and customers, such as the use of personal information and number portability.

Through rules that went into effect on January 1, 2003, the FCC has eliminated its spectrum cap for CMRS, which includes broadband wireless personal communications services, cellular and SMR. The cap previously had limited CMRS providers to 55 MHz in any geographic area. The FCC also eliminated its rule which prohibited a party from owning interests in both cellular networks in the same MSAs, though it retained the cross-interest prohibition for less populous Rural Service Areas, or RSAs. The FCC's new rules blur the "bright line" of spectrum caps, however, and require a case-by-case analysis to determine that any proposed CMRS spectrum combination will not have an anticompetitive effect.

Transfers and assignments of wireless personal communications services licenses

The FCC must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a wireless personal communications service license. This means that we and our stockholder will receive advance notice of any and all transactions involved in transferring control of Sprint or the assignment of some or all of the wireless personal communications service licenses held by Sprint. The FCC proceedings afford us and our stockholder an opportunity to evaluate proposed transactions well in advance of closing, and to take actions necessary to protect our stockholder's interests. Non-controlling interests in an entity that holds a wireless personal communications service license or operates wireless personal communications service networks generally may be bought or sold without prior FCC approval. In addition, the FCC requires only post-consummation notification of pro forma assignments or transfers of control of certain commercial mobile radio service licenses.

Conditions of wireless personal communications services licenses

All wireless personal communications service licenses are granted for ten-year terms conditioned upon timely compliance with the FCC's build-out requirements. Pursuant to the FCC's build-out requirements, all 30 MHz broadband wireless personal communications service licensees must construct facilities that offer coverage to one-third of the population in their licensed areas within five years and to two-thirds of the population in such areas within ten years, and all 10 MHz broadband wireless personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population in their licensed areas within five years or make a showing of "substantial service" within that five-year period.

If the build-out requirements are not met, wireless personal communications service licenses could be forfeited. The FCC also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS reflect management agreements that the parties believe meet the FCC requirements for licensee control of licensed spectrum.

If the FCC were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint to use our best efforts to modify the agreements to the extent necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be so modified, the agreements may be terminated pursuant to their terms. The FCC could also impose monetary penalties on Sprint, and possibly revoke one or more of the Sprint licenses.

Wireless personal communications services license renewal

Wireless personal communications service licensees can renew their licenses for additional ten-year terms. Wireless personal communications service renewal applications are not subject to auctions. However, under the FCC's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The FCC's rules afford wireless personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the wireless personal communications service renewal applicant has:

▸	provided "substantial service" during its license term; and

▸	substantially complied with all applicable laws and FCC rules and policies.

The FCC's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal. The FCC's renewal expectancy and procedures make it very likely that Sprint will retain the wireless personal communications service licenses that we manage for the foreseeable future.

Interconnection

The FCC has the authority to order interconnection between commercial mobile radio services, commonly referred to as CMRS, providers and incumbent local exchange carriers. The FCC has ordered local exchange carriers to provide reciprocal compensation to commercial mobile radio service providers for the termination of traffic. Interconnection agreements are negotiated on a state-wide basis and are subject to state approval.

The FCC rules and rulings, as well as state proceedings, and a review by courts of such rules and rulings directly impact the nature and cost of the facilities necessary for interconnection of the PCS networks of Sprint with local, national and international telecommunications networks. They also determine the nature and amount of revenues that we and Sprint can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

Other FCC requirements. CMRS providers, including Sprint, are required to permit manual roaming on their networks. With manual roaming, any user whose mobile phone is technically capable of connecting with a carrier's system must be able to make a call by providing a credit card number or making some other arrangement for payment. Since October 2000, the FCC has been considering changes in its rules that may terminate the manual roaming requirement and may impose automatic roaming obligations, under which users with capable equipment would be permitted to originate or terminate calls without taking action other than turning on the mobile phone.

FCC rules require local exchange and most CMRS providers allow customers to change service providers without changing telephone numbers, which, for wireless service providers, is referred to as wireless local number portability or WLNP. FCC regulations that require most CMRS providers implement WLNP in the 100 largest metropolitan areas in the United States went into effect on November 24, 2003. FCC regulations require most CMRS providers to be able to deliver calls from their networks to ported numbers anywhere in the country and contribute to the Local Number Portability Fund. We may be liable to Sprint for any penalties that Sprint may be subject to if we are unable to comply with the FCC's WLNP regulations within a reasonable period of time. Implementation of WLNP has required wireless personal communications service providers like us and Sprint to purchase more expensive switches and switch upgrades. However, it has also enabled existing cellular customers to change to wireless personal communications services without losing their existing wireless telephone numbers, which has made it easier for wireless personal communications service providers to market their services to existing cellular users. The existence of WLNP could adversely impact our business since it makes customer defections more likely and we may not be able to replace customers who have switched to other carriers.

FCC rules permit broadband wireless personal communications service and other CMRS providers to provide wireless local loop and other fixed services that would directly compete with the wireline services of local exchange carriers. This may create new markets and revenue opportunities for Sprint and its PCS Affiliates and other wireless providers.

FCC rules require broadband personal communications services and other CMRS providers to implement enhanced emergency 911 capabilities that provide the location of wireless 911 callers to "Public Safety Answering Points." The FCC has approved a plan proposed by Sprint under which Sprint began selling specially equipped telephone handsets in 2001, with a rollout of such handsets that continued until June 30, 2003, when all new handsets activated nationwide must be specially equipped. Sprint's plan requires that by December 31, 2005, 95% of Sprint wireless subscriber handsets in service must be equipped for the Sprint wireless enhanced 911 service. Moreover, Sprint completed its PCS network upgrade to support enhanced 911 service by December 31, 2002 and began providing a specified level of enhanced 911 service by June 30, 2002. As the required equipment becomes more functional and less expensive, emergency 911 services may afford wireless carriers substantial and attractive new service and marketing opportunities.

State and local governments are primarily responsible for the deployment of enhanced 911 networks, capabilities, and features. Throughout the past year, state and local governments have greatly increased the funding obligations of wireless carriers for state and local enhanced 911 networks. Many states have enacted legislation requiring wireless providers to collect monthly fees (ranging from $0.25 to $1.25/subscriber) from subscribers and remit these fees to the respective state or local agency. Continued imposition of these fees on our subscribers may impact the competitive nature of our wireless offerings.

FCC rules include several measures designed to remove obstacles to competitive access to customers and facilities in commercial multiple tenant environments, including the following:

▸	Telecommunications carriers in commercial settings may not enter into exclusive contracts with building owners, including contracts that effectively restrict premises owners or their agents from permitting access to other telecommunications service providers; and

▸	Utilities, including LECs, must afford telecommunications carriers and cable service providers reasonable and nondiscriminatory access to poles, conduits and rights-of-way owned or controlled by the utility.

The FCC has also issued a further notice of proposed rulemaking seeking comment on whether it should adopt additional rules in this area, including extending certain regulations to include residential as well as commercial buildings. The final result of this proceeding could affect the availability and pricing of sites for our antennae and those of our competitors.

Communications assistance for law enforcement. The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994, requires wireless personal communications service and other telecommunications service providers to ensure that their facilities, equipment and services are able to comply with authorized electronic surveillance by federal, state and local law enforcement personnel. Wireless personal communications service providers were generally required to comply with the current industry CALEA capability standard, known as J-STD-025, by June 30, 2000, and with certain additional standards by September 30, 2001. Wireless personal communications service providers who sought extensions of compliance deadlines, including Sprint, were also required to implement a "packet-mode" capability by January 30, 2004 unless the FCC granted individual petitions seeking relief. Providers had to meet various other capability requirements established by the Department of Justice and Federal Bureau of Investigation as of June 30, 2002. Most wireless personal communications service providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements. In addition, the FCC is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon Sprint and its managers and PCS Affiliates and other wireless entities.

The USA Patriot Act of 2001 included certain provisions that enable law enforcement agencies and other branches of the government to more easily acquire records and information regarding certain uses of communications facilities from telecommunications carriers, including PCS carriers.

Other federal regulations. Sprint and its PCS Affiliates must bear the expense of compliance with FCC and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, FCC environmental regulations may cause some of Alamosa Delaware's base station locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The FCC is required to implement this Act by requiring service providers to meet land use and radio emissions standards.

Review of universal service requirements. The FCC and certain states have established "universal service" programs to ensure that affordable, quality telecommunications services are available to all Americans. Sprint is required to contribute to the federal universal service program as well as existing state programs. The FCC has determined that Sprint's "contribution" to the federal universal service program is a variable percentage of "end-user telecommunications revenues." Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the FCC's rules. At the present time it is not possible to predict the extent of the Sprint total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as "eligible telecommunications carriers," or ETCs, enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue. Designation of wireless providers as ETCs, may increase the funding requirements for the universal service fund, increasing our USF obligations. Because we manage substantial rural areas for the PCS Division of Sprint, however, it is possible that we will receive revenues in the future from federal and state universal service support funds that are much greater than the reductions in our revenues due to universal service contributions paid by Sprint.

Partitioning/disaggregation. FCC rules allow broadband wireless personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties. These rules may enable us to purchase wireless personal communications service spectrum from Sprint and other wireless personal communications services licensees as a supplement or alternative to the existing management arrangements.

Wireless facilities siting. States and localities are not permitted to regulate the placement of wireless facilities so as to "prohibit" the provision of wireless services or to "discriminate" among providers of those services. In addition, so long as a wireless system complies with the FCC's rules, states and localities are prohibited from using radio frequency health effects as a basis to regulate the placement, construction or operation of wireless facilities. These rules are designed to make it possible for Sprint and its managers and PCS affiliates and other wireless entities to acquire necessary tower sites in the face of local zoning opposition and delays.

Equal access. Wireless providers are not required to provide long distance carriers with equal access to wireless customers for the provision of toll services. This enables us and Sprint to generate additional revenues by reselling the toll services of Sprint PCS and other interexchange carriers from whom we can obtain favorable volume discounts. However, the FCC is authorized to require unblocked access to toll service providers subject to certain conditions.

State regulation of wireless service. Section 332 of the Communications Act of 1934, as amended, preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the FCC to regulate those providers and the FCC may grant that petition if the state demonstrates that:

▸	market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory; or

▸	such market conditions exist and commercial mobile radio service is a replacement for a substantial portion of the landline telephone service within the state.

To date, the FCC has granted no such petition. To the extent Sprint and its PCS Affiliates provide fixed wireless service, we may be subject to additional state regulation. These standards and rulings have prevented states from delaying the entry of wireless personal communications services and other wireless carriers into their jurisdictions via certification and similar requirements, and from delaying or inhibiting aggressive or flexible wireless price competition after entry.

Despite the section 332 prohibition, state and local governments have greatly increased their oversight over wireless providers in the past several years. The California Public Utilities Commission recently enacted a telecommunications consumer Bill of Rights that imposed substantial new obligations on wireless providers, including mandatory disclosure of material changes in service contract terms, trial periods during which customers can cancel service without penalty, marketing and billing obligations, and numerous service level commitments. Should other states follow and enact similar regulations, we may be subject to these requirements which could affect the pricing and competitive nature of our services.

Interference Temperature. In November 2003, the FCC launched an inquiry aimed at establishing a new paradigm for the determination of interference to wireless services. Currently, interference measurements are based on transmitter operations. The proposed "interference temperature" would take into account interactions between transmitters and receivers, as well as all other elements of the radio frequency environment. One goal of this proceeding is to create opportunities for other transmitters, whether licensed or unlicensed, to operate in bands that are now exclusively reserved for licensees, such as the personal communications service frequencies used by Sprint. It is too early in this proceeding to determine what effect, if any, this inquiry by the FCC will have on our business.

LEGAL PROCEEDINGS

We have been named as a defendant in a number of purported securities class actions in the United States District Court for the Southern District of New York, arising out of our initial public offering, or IPO. Various underwriters of the IPO also are named as defendants in the actions. The action against us is one of more than 300 related class actions which have been consolidated and are pending in the same court. The complainants seek to recover damages and allege, among other things, that the registration statement and prospectus filed with the SEC for purposes of the IPO were false and misleading because they failed to disclose that the underwriters allegedly (1) solicited and received commissions from certain investors in exchange for allocating to them shares of common stock in connection with the IPO, and (2) entered into agreements with their customers to allocate such stock to those customers in exchange for the customers agreeing to purchase additional Company shares in the aftermarket at pre-determined prices. On February 19, 2003, the Court granted motions by us and

115 other issuers to dismiss the claims under Rule 10b-5 of the Exchange Act which had been asserted against them. The Court denied the motions by us and virtually all of the other issuers to dismiss the claims asserted against them under Section 11 of the Securities Act. We maintain insurance coverage which may mitigate our exposure to loss in the event that this claim is not resolved in our favor.

The issuers in the IPO cases, including us, have reached an agreement in principle with the plaintiffs to settle the claims asserted by the plaintiffs against them. Under the terms of the proposed settlement, the insurance carriers for the issuers will pay the plaintiffs the difference between $1 billion and all amounts which the plaintiffs recover from the underwriter defendants by way of settlement or judgment. Accordingly, no payment on behalf of the issuers under the proposed settlement will be made by the issuers themselves. The claims against the issuers will be dismissed, and the issuers and their officers and directors will receive releases from the plaintiffs. Under the terms of the proposed settlement, the issuers will also assign to plaintiffs certain claims which they may have against the underwriters arising out of our IPO, and the issuers will also agree not to assert certain other claims which they may have against the underwriters, without plaintiffs' consent. The proposed settlement is subject to agreement among the parties on final settlement documents and the approval of the court. Prior to the approval of the court, certain parties have the right to object to the terms of the settlement.

On January 23, 2001, our board of directors, in a unanimous decision, terminated the employment of Jerry Brantley, then President and Chief Operating Officer of the Company. On April 29, 2002, Mr. Brantley initiated litigation against us and our Chairman, David E. Sharbutt in the District Court of Lubbock County, Texas, 22nd Judicial District, alleging wrongful termination. In the litigation, Mr. Brantley claims, among other things, that our termination of his employment was without cause under his employment agreement rather than a termination for non-performance. As such, Mr. Brantley's claim seeks money damages for (1) severance pay equal to one year's salary at the time of his termination, (2) the value of certain unexercised stock options he owned at the time of his termination, (3) an allegedly unpaid bonus and (4) exemplary damages, as well as recovery of attorney's fees and costs. On September 27, 2002, the Court entered an Agreed Order Compelling Arbitration. A panel of three arbitrators was selected. Mr. Brantley's claims against us and David Sharbutt, including claims asserted in the Lubbock County lawsuit and in the arbitration, were resolved pursuant to a settlement agreement dated February 6, 2004. The settlement does not materially impact our consolidated financial statements or our operations.

On January 8, 2003, a claim was made against us by Southwest Antenna and Tower, Inc., or SWAT, in the Second Judicial District Court, County of Bernalillo, State of New Mexico, for monies due on an open account. SWAT sought to recover approximately $2.0 million from us relating to work performed by SWAT during 2000 for Roberts Wireless Communications, L.L.C., which was acquired by us in the first quarter of 2001. This claim was settled for $875,000 during the second quarter of 2003.

On November 26, 2003, Core Group PC filed a claim against Alamosa PCS and four other PCS Affiliates of Sprint in the United States District Court for the District of Kansas alleging copyright infringement related to the designs used in Sprint retail stores. The complainant seeks money damages and an injunction against Alamosa PCS' continued use of the alleged copyrighted designs. We are in the process of evaluating this claim.

In November and December 2003 and January 2004, multiple lawsuits were filed against Alamosa Holdings, Mr. Sharbutt and Kendall W. Cowan, our Chief Financial Officer. Steven Richardson, our Chief Operating Officer, was also a named defendant in one of the lawsuits. Each claim is a purported class action filed on behalf of a putative class of persons who and/or entities that purchased Alamosa Holdings' securities between January 9, 2001 and June 13, 2002, inclusive, and seeks recovery of compensatory damages, fees and costs. Each lawsuit was filed in the United States District Court for the Northern District of Texas, in either the Lubbock Division or the Dallas Division. On February 27, 2004, the lawsuits were consolidated into one action pending in the United States District Court for the Northern District of Texas, Lubbock Division. On March 4, 2004, the Court appointed the Massachusetts State Guaranteed Annuity Fund to serve as Lead Plaintiff.

On May 18, 2004, the Lead Plaintiff filed a consolidated complaint. The consolidated complaint names three of the original defendants (Alamosa Holdings, David Sharbutt and Kendall Cowan), drops one of the original defendants (Steven Richardson) and names two new defendants who are outside directors (Michael Roberts and Steven Roberts). The putative class period remains the same. The consolidated complaint alleges violations of Sections 10(b) and 20(a) of the Exchange Act, Rule 10b-5 promulgated thereunder and Sections 11 and 15 of the Securities Act. The consolidated complaint seeks recovery of compensatory damages, fees, costs, rescission or rescissory damages in connection with the Sections 11 and 15 claims and injunctive relief and/or disgorgement in connection with defendants' insider trading proceeds. At the end of the putative class period on June 13, 2002, Alamosa Holdings announced that its projection of net subscriber additions for the second quarter of 2002 would be less than previously projected. The consolidated complaint alleges, among other things, that Alamosa Holdings made false and misleading statements about subscriber additions during the putative class period. The consolidated complaint also alleges that Alamosa Holdings's financial statements were false and misleading because it allegedly improperly recognized revenue and failed to record adequate allowances for uncollectible receivables. The defendants's motion to dismiss the consolidated complaint is due on July 19, 2004.

We believe that the defendants have meritorious defenses to these claims and intend to vigorously defend these actions. No discovery has been taken at this time, and the ultimate outcome is not currently predictable. There can be no assurance that the litigation will be resolved in the defendants' favor and an adverse resolution could adversely affect our financial condition.

On July 8, 2004, Dawn Czapfki filed in State District Court in Dallas County, Texas a shareholder derivative suit on behalf of Alamosa Holdings against certain of its current and former officers and directors: Mr. Sharbutt and Mr. Cowan, as well as other members of Alamose Holdings' board of directors, including Scotty Hart, Michael V. Roberts, Ray M. Clapp, Jr., Schuyler B. Marshall, Thomas F. Riley, Jr., Steven C. Roberts, Jimmy R. White, Thomas B. Hyde and Tom M. Phelps. The suit also names Alamosa Holdings as a nominal defendant. Based on allegations substantially similar to the federal shareholder action described in the preceding three paragraphs, the suit asserts claims for defendants' alleged violations of state law, including breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that allegedly occurred between January 2001 and June 2002. The suit seeks recovery of damages, fees, costs, equitable and/or injunctive remedies, and disgorgement of all profits, benefits and other compensation.

PROPERTIES

Our headquarters are located in Lubbock, Texas and we lease space in a number of locations, primarily for our retail stores, base stations and switching centers. As of March 31, 2004, we leased 61 retail stores and 9 switching centers. As of March 31, 2004, we leased space on 1,545 towers and owned 52 towers. We co-locate with other wireless service providers on approximately 87% of our towers. We believe that our facilities are adequate for our current operations and that additional leased space can be obtained if needed on commercially reasonable terms.

Management

Alamosa (Delaware), Inc. is a direct wholly owned subsidiary of Alamosa PCS, which, in turn, is a direct wholly owned subsidiary of Alamosa Holdings. The following tables set forth information concerning Alamosa (Delaware), Inc.'s directors as of the date of this prospectus. Alamosa (Delaware), Inc.'s board of directors is currently comprised of the same individuals as Alamosa Holdings' board of directors. The following tables also set forth information concerning Alamosa Holdings' executive officers as of the date of this prospectus. Alamosa Holdings' executive officers are elected annually by its board of directors and serve until their successors are duly elected and qualified.

DIRECTORS

The following table presents information with respect to the current directors:

Name	Age
David E. Sharbutt	55
Ray M. Clapp, Jr.	44
Kendall W. Cowan	50
Scotty Hart	54
Schuyler B. Marshall	58
Dr. Allen T. McInnes	67
John F. Otto, Jr.	55
Thomas F. Riley, Jr.	58
Michael V. Roberts	55
Steven C. Roberts	52
Jimmy R. White	65

Set forth below is a brief description of the present and past business experience of each of our directors:

David E. Sharbutt. Mr. Sharbutt has been our Chairman and a director since we were founded in July 1998 and was named Chief Executive Officer in October 1999. Mr. Sharbutt was formerly the President and Chief Executive Officer of Hicks & Ragland Engineering Co., an engineering consulting company, now known as CHR Solutions. Mr. Sharbutt was employed by CHR Solutions as a Senior Consultant from October 1999 until November 2000. He was employed by CHR Solutions from 1977 through 1999, where he worked with independent telephone companies in developing strategic, engineering and implementation plans for various types of telecommunications services. Before he joined CHR Solutions, Mr. Sharbutt was employed by Southwestern Bell.

Ray M. Clapp, Jr. Mr. Clapp has served as a director since we were founded in July 1998. He is currently President of Mountain Peak Capital Corp., a private equity investment firm. From 1995 to April 2002, Mr. Clapp served as Managing Director, Acquisitions and Investments for The Rosewood Corporation, a diversified investment company and the primary holding company for Caroline Hunt Trust Estate. From 1989 to 1995 he held various officer level positions with The Rosewood Corporation and its subsidiaries. Prior to his employment with The Rosewood Corporation, Mr. Clapp was a consultant with Booz, Allen & Hamilton, a management consulting firm.

Kendall W. Cowan. Mr. Cowan has served as a director since April 2003. He has been our Chief Financial Officer since December 1999. From October 1993 to December 1999, he was a partner at the public accounting firm of Robinson Burdette Martin & Cowan, L.L.P. and from January 1986 to September 1993, he was a partner in the Lubbock and Dallas offices of Coopers & Lybrand. He provided consulting and accounting services to a wide range of clients at both firms, including public companies. He is a Certified Public Accountant and a member of both the American Institute of Certified Public Accountants and the Texas Society of Certified Public Accountants. Mr. Cowan is also a director of several private companies.

Scotty Hart. Mr. Hart has served as a director since we were founded in July 1998. He has also served since April 1995 as General Manager of South Plains Telephone Cooperative, Inc., a wireline and wireless telecommunications company, and previously as Assistant Manager of South Plains Telephone Cooperative. Mr. Hart is currently Vice President of SPPL, Inc., Chairman of the General Partners Committee for Caprock Cellular Limited Partnership and past Chairman for Texas RSA3 Limited Partnership, all affiliates of South Plains Telephone Cooperative. He is also General Manager of SPACE Mgt., Ltd., a wholly owned subsidiary of South Plains Telephone Cooperative, and Secretary of Alamo Cellular, Inc., a non-public holding company with interests in a wireless telecommunications services provider and an affiliate of SPACE Mgt., Ltd. In addition, he is the general partner and a limited partner of Lubbock HLH, Ltd. He was President of Alamo IV LLC until its dissolution in November 1999. Mr. Hart has served as a director of Texas Statewide Telephone Cooperative, Inc., a non-public company.

Schuyler B. Marshall. Mr. Marshall has served as a director since November 1999. He has served as President of The Rosewood Corporation since January 1999. From 1997 through 1998, he served as

Senior Vice President and General Counsel, and Executive Director of The Rosewood Corporation, and as director and president of various of its subsidiaries. He currently serves as a member of the advisory board of Rosewood Capital IV, L.P., a San Francisco-based venture capital fund that focuses on e-commerce, telecommunications and other consumer oriented investments. Prior to his employment with The Rosewood Corporation, Mr. Marshall was a senior shareholder with Thompson & Knight, P.C., in Dallas, where he practiced law beginning in 1970.

Dr. Allen T. McInnes. Dr. McInnes has served as a director since February 2003. Dr. McInnes became Dean of the Rawls College of Business at Texas Tech University in September 2001. From April 1996 to January 2000, he was CEO and President of Tetra Technologies, a medium-sized New York Stock Exchange oil field service and chemical company. He is currently a director of Tetra Technologies. He also currently serves as chairman of TGC Industries, a small geophysical company. Prior to working at Tetra Technologies, Dr. McInnes served as Executive Vice President and a member of the board of directors of Tenneco, a multi-industry company with over $15 billion in sales. Some of his other board experience includes service on the boards of the American Graduate School for International Management—Thunderbird, the Advisory Council of the business school at the University of Texas and various local civic and national trade organizations.

John F. Otto, Jr. Mr. Otto has served as a director since February 2003. He served as a Managing Director and head of the Global Telecommunications Group at Salomon Smith Barney, a member of Citigroup, Inc., before establishing Waterfront Partners LLC. As a Managing Director, Mr. Otto led Salomon's efforts in directing initial financing and ongoing financial service support for telecommunications companies in various life stages of their business. Prior to joining Salomon Smith Barney in 1997, Mr. Otto served as Senior Managing Director and Head of the Media Group for Bear, Stearns & Co. Inc. He began his career on Wall Street with Merrill Lynch & Co. where he also served as a Managing Director. Mr. Otto currently serves on the board of JetEquity (private aviation), Canal Industries (forest products, real estate) and several local civic & charitable group boards.

Thomas F. Riley, Jr. Mr. Riley, a licensed Certified Public Accountant, has served as a director since his appointment to our board of directors on March 30, 2001 in connection with the completion of our acquisition of Southwest PCS. Mr. Riley has served as Executive Vice President and Chief Operating Officer of Chickasaw Holding Co., a telecommunications company, since January 1997 and has served on the Chickasaw Holding Co. board since that time. From July 1999 to March 2001, Mr. Riley served as President and Chief Executive Officer of Southwest PCS. Before he joined Chickasaw Holding Co., Mr. Riley was associated with Dobson Communications Corp. from 1970 through 1996, first as external auditor and consultant, as Chief Financial Officer from 1986 through 1995 and as President of Dobson Telephone Co. in 1996.

Michael V. Roberts. Mr. Roberts has served as a director since his appointment to our board of directors on February 14, 2001, in connection with the completion of our acquisition of Roberts, of which Mr. Roberts formerly was a 50% owner. Mr. Roberts is co-founder of Roberts Broadcasting Company, which owns several television stations in medium-sized markets in the United States and has served as that company's Chairman and Chief Executive Officer since its founding in 1989. Mr. Roberts is also the founder of companies involved in commercial real estate development, construction management, corporate management consulting and communications towers.

Steven C. Roberts. Mr. Roberts has served as a director since his appointment to our board of directors on February 14, 2001, in connection with the completion of our acquisition of Roberts, of which Mr. Roberts formerly was a 50% owner. Mr. Roberts is co-founder of Roberts Broadcasting Company and has served as that company's President and Chief Operating Officer since its founding in 1989. Mr. Roberts is the founder of companies involved in commercial real estate development and communications towers. He is currently a director of Falcon Products Inc. and served on the board of directors of Southside Bancshares Corp. until it was acquired by Allegiant Bancorp Inc.

Jimmy R. White. Mr. White has served as a director since we were founded in July 1998. He has served as the General Manager of XIT Rural Telephone Cooperative, Inc. and its subsidiaries, XIT Telecommunication & Technology, Inc., XIT Cellular, and XIT Fiber, Inc., all wireline and wireless telecommunications services providers, since 1975. He was also the Treasurer of Alamo IV LLC until its dissolution in November 1999. Mr. White currently serves as a director of Texas Telephone Association, a non-public company, Forte of Colorado, a general partnership, and Rural Independent Competitive Alliance, a non-public company, and Alamo Cellular L.L.C., a limited liability company.

EXECUTIVE OFFICERS

The following table presents information with respect to Alamosa Holdings' current executive officers:

Name	Age	Title
David E. Sharbutt	55	Chairman of the Board of Directors and Chief Executive Officer
Kendall W. Cowan	50	Chief Financial Officer and Secretary
Steven A. Richardson	49	Chief Operating Officer
Anthony Sabatino	42	Chief Technology Officer and Senior Vice President of Engineering and Network Operations
Margaret Z. Couch	52	Chief Integration Officer
Loyd I. Rinehart	49	Senior Vice President of Corporate Finance

Set forth below is a brief description of the present and past business experience of each Alamosa Holdings' executive officer who is not also serving as a director.

Steven A. Richardson. Mr. Richardson has been Alamosa Holdings' Chief Operating Officer since December 2002. From 2000 to 2001, he served as President of the Central Region for Cingular Wireless, directing the sales efforts for a five-state area. From 1999 to 2000 he served as President and General Manager for Southwestern Bell Wireless, Cingular Wireless' predecessor, with profit and loss responsibility for the Dallas/Fort Worth area. From 1997 to 1999, he served as Vice President and General Manager for Pacific Bell Wireless with profit and loss responsibility for San Diego and Las Vegas.

Anthony Sabatino. Mr. Sabatino became our Chief Technology Officer and Senior Vice President of Engineering and Network Operations in July 2000. From 1995 to July 2000, he was the National Radio Frequency (RF) Engineering Director for Sprint PCS and was an initial member of the Sprint PCS corporate launch team. Mr. Sabatino developed all National RF Engineering Standards. He also acted as design lead for a Sprint PCS new RF Interference Analysis Tool. Mr. Sabatino has served as a director and President of the PCIA Cost Sharing Clearinghouse and a member of the University of Kansas Advisory Committee representing electrical engineering.

Margaret Z. Couch. Ms. Couch has been our Chief Integration Officer since November 2003. Ms. Couch served as our Chief Marketing Officer from May 2001 to November 2003 and has been with us since 1999 in various capacities. From February to May 2001 she was Senior Vice President, South Central Region and from January 2000 to January 2001 she was General Manager and Vice President for the Great Plains and Northwest Regions. In January 1999, she started as General Manager for the West Texas Region. In 1987, Ms. Couch founded Performance Associates, Inc., a human resources and sales training consulting firm and in 1996 she founded CK BusinesSense, Inc., which expanded the services provided by Performance Associates to include management consulting and assisting organizations in generating greater profitability. Ms. Couch has more than twenty years of management and leadership experience as a management consultant and trainer. She has worked with a vast array of clients, including communications, manufacturing, health care and financial companies as well as government, education and non-profit entities.

Loyd I. Rinehart. Mr. Rinehart became our Senior Vice President of Corporate Finance in June 2000. From June 1998 to June 2000, Mr. Rinehart served as Chief Financial Officer of Affordable Residential Communities, then the fourth largest owner of manufactured housing land-lease communities and one of the three largest independent retailers of manufactured homes. From June 1995 to June 1998, Mr. Rinehart served as Executive Vice President of Plains Capital Corporation, a bank holding company based in Lubbock, Texas. He was responsible for all non-Lubbock banking operations, including due diligence, modeling, the purchase or the establishment of additional locations and ultimately management. Prior to his employment with Plains Capital Corporation, Mr. Rinehart served as Chief Financial Officer of First Nationwide, a $15 billion thrift, and its predecessor financial institutions. Mr. Rinehart is a Certified Public Accountant.

Messrs. Michael V. Roberts and Steven C. Roberts are brothers. There is no family relationship among any other of Alamosa Holdings' directors or executive officers.

Security ownership of certain beneficial owners and
management

Alamosa Delaware is a direct wholly owned subsidiary of Alamosa PCS, which, in turn, is a direct wholly owned subsidiary of Alamosa Holdings. Alamosa Holdings' shares of common stock are quoted on The Nasdaq National Market under the symbol "APCS." The amended and restated by-laws of each of Alamosa PCS and Alamosa Holdings contain a pass-through voting provision, which together have the effect of requiring that the shares of common stock of Alamosa Delaware that are owned by Alamosa PCS may only be voted by Alamosa PCS in proportion to the vote of, or as directed by the vote of, the stockholders of Alamosa Holdings.

The following table sets forth certain information as of June 15, 2004 (except as otherwise indicated) with respect to the number of shares of Alamosa Holdings' common stock and series B preferred stock beneficially owned by each person who is known to us to be the beneficial owner of more than 5% of such class of stock, the number of shares of Alamosa Holdings' common stock and series B preferred stock beneficially owned by our executive officers who were serving in such capacities on December 31, 2003 (the "Named Executive Officers") and directors and the number of shares of Alamosa Holdings' common stock and series B preferred stock, in each case, beneficially owned by all current executive officers and directors of Alamosa Holdings as a group. Each share of Alamosa Holdings' series B preferred stock has a liquidation value of $250 and is convertible into Alamosa Holdings' common stock at the holder's option at $3.40 per share. Except as otherwise indicated, each such stockholder has sole voting and investment power with respect to the shares beneficially owned by such stockholder.

Title of Class	Name and Address(1)	Amount and Nature of Beneficial Owner(2)		Percent of Class(2)
	5% STOCKHOLDERS:
Common Stock	Caroline Hunt Trust Estate	7,316,866	(3)	6.51%
	100 Crescent Court, Suite 1700 Dallas, TX 75201
	South Plains Telephone Cooperative, Inc.	8,102,085	(4)	7.21%
	2425 Marshall Street Lubbock, TX 79415
	DIRECTORS AND EXECUTIVE OFFICERS:
	David E. Sharbutt	3,743,595	(5)(15)(21)	3.33%
	Ray M. Clapp, Jr.	103,184	(6)	*
	Kendall W. Cowan	1,875,459	(7)(15)(21)	1.67%
	Scotty Hart	92,023	(8)	*
	Schuyler B. Marshall	292,543	(9)	*
	Loyd I. Rinehart	458,297	(10)(15)(21)	*
	Michael V. Roberts	4,336,324	(11)	3.86%
	Steven C. Roberts	4,792,954	(12)	4.27%
	Anthony Sabatino	389,642	(13)(15)(21)	*
	Jimmy R. White	89,023	(14)	*
	Margaret Z. Couch	355,579	(15)(16)(21)	*
	Thomas F. Riley, Jr.	214,742	(17)	*
	Steven A. Richardson	299,744	(15)(18)(21)	*
	John F. Otto, Jr.	84,477	(19)	*
	Allen T. McInnes	30,442	(20)	*
	All Directors and Executive Officers	17,158,008		15.27%

Title of Class	Name and Address(1)	Amount and Nature of Beneficial Owner(2)	Percent of Class(2)
Series B Convertible Preferred Stock
	DIRECTORS AND EXECUTIVE OFFICERS:
	Anthony Sabatino	25,735	5.25%
	All Directors and Executive Officers	25,735	5.25%

* Less than one percent.

(1)	Except as otherwise indicated in the footnotes below, the address for each executive officer and director is 5225 S. Loop 289, Lubbock, Texas 79424.

(2)	Percentage of ownership is based on 112,340,345 shares of common stock and 490,585 shares of series B preferred stock outstanding as of June 15, 2004. Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of capital stock if that person has or shares voting power or investment power with respect to that capital stock, or has the right to acquire beneficial ownership at any time within 60 days of June 15, 2004. As used herein, voting power is the power to vote or direct the voting of shares and investment power is the power to dispose or direct the disposition of shares.

(3)	Includes: (a) 6,281,506 shares owned by Caroline Hunt Trust Estate ("CHTE"), (b) 603,974 shares owned by Rosewood Financial, Inc. ("Rosewood Financial"), an indirect wholly owned subsidiary of CHTE, and (c) 431,386 shares owned by Fortress Venture Capital II, L.P. ("Fortress"), whose sole general partner is Rosewood Management Corporation ("Rosewood Management"), an indirect wholly owned subsidiary of CHTE. CHTE has sole voting and dispositive power with respect to the shares owned by CHTE. CHTE, Rosewood Financial and The Rosewood Corporation, a wholly owned subsidiary of CHTE ("Rosewood Corporation"), share voting and dispositive power with respect to the shares owned by Rosewood Financial by reason of their parent-subsidiary relationship only. Fortress and Rosewood Management share voting and dispositive power with respect to the shares owned by Fortress. CHTE, Rosewood Corporation and Rosewood Financial disclaim beneficial ownership of any shares held by Rosewood Management or Fortress, and Rosewood Management and Fortress disclaim beneficial ownership of any shares held by CHTE, Rosewood Corporation or Rosewood Financial. The address for Rosewood Corporation, Rosewood Financial, Rosewood Management and Fortress is the same as the address for CHTE.

(4)	These shares are owned by SPACE Mgt, Ltd ("SPACE"), a wholly owned subsidiary of South Plains Telephone Cooperative, Inc. South Plains Telephone Cooperative and SPACE share voting and investment power for these shares, as a result of their parent-subsidiary relationship. The address for SPACE is the same as the address for South Plains Telephone Cooperative.

(5)	Includes 375,367 shares held individually by Mr. Sharbutt, 48,824 shares held in Mr. Sharbutt's 401(k) plan account, 200 shares beneficially owned by Mr. Sharbutt's children, 125,000 shares of restricted stock, and 1,122,500 shares issuable pursuant to options exercisable within 60 days. Also includes 473,200 shares and 1,455,000 shares of common stock issuable pursuant to options exercisable within 60 days beneficially owned by Five S, Ltd. Mr. Sharbutt is a limited partner of Five S, Ltd. and President of Sharbutt Inc., the general partner of Five S Ltd., and may be considered a beneficial owner of the shares owned by Five S, Ltd. Mr. Sharbutt disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(6)	Includes 22,175 shares held individually by Mr. Clapp and 81,009 shares issuable pursuant to options exercisable within 60 days.

(7)	Includes 75,000 shares of restricted stock held individually by Mr. Cowan and 495,500 shares issuable pursuant to options exercisable within 60 days. Also includes 1,164,000 shares issuable pursuant to options exercisable within 60 days beneficially owned by Cowan Interests Inc. Mr. Cowan is a limited partner of Cowan Interests Inc.

(8)	Includes 23,000 shares held individually by Mr. Hart, 68,723 shares issuable pursuant to options exercisable within 60 days and 300 shares held by Lubbock HLH, Ltd. Mr. Hart controls Lubbock HLH, Ltd. and is a beneficial owner of the shares held by Lubbock HLH, Ltd. Excludes 8,102,085 shares held by SPACE, as to which Mr. Hart disclaims beneficial ownership. Mr. Hart is the General Manager of South Plains Telephone Cooperative and SPACE, a wholly owned subsidiary of South Plains Telephone Cooperative. Mr. Hart's address is the same as the address for South Plains Telephone Cooperative.

(9)	Includes 101,000 shares held individually by Mr. Marshall, 500 shares held indirectly in an IRA account for Mr. Marshall, and 191,043 shares issuable pursuant to options exercisable within 60 days. Excludes 7,316,866 shares held by Caroline Hunt Trust Estate, as to which Mr. Marshall disclaims beneficial ownership. Mr. Marshall is the President of Rosewood Financial, Inc. and The Rosewood Corporation, both of which are wholly owned subsidiaries of Caroline Hunt Trust Estate. Additionally, Mr. Marshall is a director of various Caroline Hunt Trust Estate subsidiaries. The address for Mr. Marshall is the same as the address for Caroline Hunt Trust Estate.

(10)	Includes 50,000 shares of restricted stock held by Mr. Rinehart, and 285,000 shares issuable pursuant to options exercisable within 60 days.

(11)	Includes 4,276,737 shares held individually by Mr. Roberts, 58,462 shares issuable pursuant to options exercisable within 60 days, 1,000 shares held by Mr. Roberts and his wife together and 125 shares owned by Roberts Broadcasting Company. Mr. Roberts' shares voting and investment power with respect to the 1,000 shares held together with his wife and the shares owned by Roberts Broadcasting Company. Mr. Roberts is the Chairman, Chief Executive Officer and principal stockholder of Roberts Broadcasting Company.

(12)	Includes 4,565,983 shares held individually by Mr. Roberts, 75,846 shares issuable pursuant to options exercisable within 60 days, 100,000 shares held by Mr. Roberts and his wife together, 1,000 shares held by Mr. Roberts' wife, 125 shares owned by Roberts Broadcasting Company and 50,000 shares owned by SCD Investments, LLC. Mr. Roberts is the President and Chief Operating Officer and principal stockholder of Roberts Broadcasting Company. Mr. Roberts is also the sole member of SCD Investments, LLC and may be considered the beneficial owner of such shares. Mr. Roberts shares voting and investment power with respect to the 100,000 shares held by Mr. Roberts and his wife together, the 1,000 shares held by Mr. Roberts' wife and the shares owned by Roberts Broadcasting Company. Excludes 35,400 shares Mr. Roberts' wife holds in custodial account for their minor children, as to which shares Mr. Roberts disclaims beneficial ownership.

(13)	Includes 50,000 shares of restricted stock held by Mr. Sabatino, and 306,300 shares of common stock issuable pursuant to options exercisable within 60 days.

(14)	Includes 23,014 shares held individually by Mr. White and 66,009 shares issuable pursuant to options exercisable within 60 days. Mr. White's address is Highway 87 North, Dalhart, TX 79022.

(15)	Includes shares held by the Alamosa 401(k) Savings Plan, as follows: Mr. Cowan, 16,919 shares; Mr. Rinehart, 10,115 shares; Mr. Sabatino, 20,565 shares; Ms. Couch, 11,036 shares; Mr. Sharbutt, 21,351 shares; and Mr. Richardson, 3,425 shares.

(16)	Includes 143 shares held individually by Ms. Couch, 50,000 shares of restricted stock and 244,243 shares issuable pursuant to options exercisable within 60 days.

(17)	Includes 2,000 shares held individually by Mr. Riley, 122,000 shares held by the TF Riley Trust and 15,500 shares held by the Patricia Riley Trust, both of which Mr. Riley is Trustee, and 75,242 shares issuable pursuant to options exercisable within 60 days. Excludes 3,000,000 shares held by Southwest PCS, L.L.C., as to which Mr. Riley disclaims beneficial ownership, except to the extent of his pecuniary interest therein. Mr. Riley is an officer and director of Chickasaw Holding Company, and an officer of Southwest PCS, L.L.C. Chickasaw Holding Company is the managing member of Southwest PCS, L.L.C.

(18)	Includes 50,000 shares of restricted stock held by Mr. Richardson and 237,453 shares issuable pursuant to options exercisable within 60 days.

(19)	Includes 21,277 shares held individually by Mr. Otto and 63,200 shares issuable pursuant to options exercisable within 60 days.

(20)	Includes 21,277 shares held individually by Dr. McInnes and 9,165 shares issuable pursuant to options exercisable within 60 days.

(21)	Includes shares purchased through the Amended and Restated Alamosa Holdings, Inc. Employee Stock Purchase Plan, as follows: Mr. Sharbutt, 122,939; Mr. Cowan, 124,040; Mr. Rinehart, 113,182; Mr. Sabatino, 12,777; Ms. Couch, 50,157; and Mr. Richardson, 8,866.

Management Compensation

Director Compensation.

Our non-employee directors receive compensation consisting of cash, stock and stock options in respect of their board service. Each non-employee director receives an annual retainer of $20,000, and directors who chair a committee receive an additional $12,000 retainer ($15,000 for the chair of the Audit Committee). Annual retainers are paid in quarterly installments. Non-employee directors also receive $1,000 for each board or committee meeting attended. For each year of service, our non-employee directors also receive 4,000 restricted shares of Alamosa Holdings' common stock and options to purchase 5,000 shares of Alamosa Holdings' common stock. Each of these awards is granted quarterly in arrears, and the restricted shares vest after the earlier of three years from the date of grant or the date that the recipient ceases to be a director. In addition, upon joining our board of directors, a non-employee director will also receive a one-time grant of Alamosa Holdings' common stock. The Alamosa Holdings board of directors, based on the recommendation of the Compensation Committee, determines the number of shares to be granted to newly elected non-employee directors. Alamosa Holdings also provides directors with the opportunity to receive additional stock option grants in lieu of any cash compensation otherwise payable to them with respect to any quarter. For this purpose, options are valued at 60% of the average closing price of the common stock over the twenty business days preceding the date of grant. All stock options granted to our non-employee directors are granted with an exercise price equal to the per share closing price on the date of grant.

Summary Compensation Table.

The following table sets forth the compensation received by the Named Executive Officers with respect to the Company's 2003, 2002 and 2001 fiscal years.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION
Name and Principal Position	Year		Salary	Bonus	Restricted Stock Award(s) (1)	Number of Securities Underlying Options	All Other Compensation
David E. Sharbutt	2003		$425,000	$205,063		250,000	$22,750	(2)
Chairman of the Board and Chief	2002		$315,138	$232,776	$80,000	750,000	$33,994
Executive Officer	2001		$220,833	$213,421			$21,154
Kendall W. Cowan	2003		$290,000	$136,693		150,000	$23,650	(2)
Chief Financial Officer	2002		$220,723	$174,821	$48,000	350,000	$35,129
	2001		$172,917	$150,067			$19,879
Steven A. Richardson	2003		$250,000	$70,625		150,000	$12,000	(2)
Chief Operating Officer	2002	(3)	$20,833	–	$99,000	300,000	–
Anthony Sabatino	2003		$210,000	$103,701		70,000	$12,000	(2)
Chief Technology Officer and SVP	2002		$189,510	$141,521	$32,000	200,000	$10,237
of Engineering and Network	2001		$157,500	$129,973			$3,055
Operations
Margaret Z. Couch	2003		$180,000	$76,673		70,000	$12,000	(2)
Chief Integration Officer	2002		$172,788	$142,881	$32,000	200,000	$9,045
	2001		$131,344	$143,697		24,250	$5,704
Loyd I. Rinehart	2003		$165,000	$90,974		70,000	$12,000	(2)
SVP of Corporate Finance	2002		$166,040	$193,843	$32,000	200,000	$16,219
	2001		$150,000	$76,501			$10,182

__________

(1)	Messrs. Sharbutt, Cowan, Rinehart and Sabatino and Ms. Couch were granted 250,000, 150,000, 100,000 and 100,000 and 100,000 shares of restricted stock on October 1, 2002, respectively.

Mr. Richardson was granted 100,000 shares of restricted stock on December 1, 2002. 50% of these shares vested on September 30, 2003 and 25% vest on September 30th of 2004 and 2005. The value of the restricted stock awards of each Named Executive Officer as of the date of grant are shown in the table above. The value of the restricted stock holdings of each Named Executive Officer, as of December 31, 2003, is equal to the number of unvested shares he or she held on December 31, 2003 multiplied by $4.01, the per share closing price of our common stock on such date. These values are as follows: Mr. Sharbutt, $501,250; Mr. Cowan, $300,750; Mr. Rinehart, $200,500; Mr. Sabatino, $200,500; Ms. Couch, $200,500; and Mr. Richardson, $200,500. The shares of restricted stock granted to each Named Executive Officer entitle the holder to receive any dividends that we may pay on our common stock.

(2)	The amounts reflected in the All Other Compensation column represent the following payments and benefits: Mr. Sharbutt $10,750 for Company-paid life insurance premiums and $12,000 for Company contributions to the Company 401(k) plan; Mr. Cowan $11,650 for Company-paid life insurance and $12,000 for Company contributions to the Company 401(k) plan; Mr. Richardson $12,000 for Company contributions to the Company 401(k) plan; Mr. Sabatino $12,000 for Company contributions to the Company 401(k) plan; Ms. Couch $12,000 for Company contributions to the Company 401(k) plan; and Mr. Rinehart, $12,000 for Company contributions to the Company 401(k) plan.

(3)	Mr. Richardson was employed by the Company beginning in December 2002, and the summary compensation set forth in the table above for 2002 reflects actual payments made by the Company to Mr. Richardson during 2002.

Stock Option Grants In Last Fiscal Year.

The table below provides information regarding stock options granted to the Named Executive Officers in fiscal year 2003 and hypothetical gains for the options through the end of their respective ten year terms. In accordance with applicable requirements of the SEC, we have assumed annualized growth rates of the market price of Alamosa Holdings' common stock over the exercise price of the option of 5% and 10%, running from the date the option was granted to the end of the option term. Actual gains, if any, depend on the future performance of Alamosa Holdings' common stock and overall conditions, and the information in this table should not be construed as an estimate of future stock price growth. We did not grant any stock appreciation rights in fiscal year 2003.

Name	Number of Securities Underlying Options Granted (1)	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term
					5%	10%
David E. Sharbutt	250,000	15%	$3.52	09/30/2013	$553,427	$1,402,493
Kendall W. Cowan	150,000	9%	$3.52	09/30/2013	$332,056	$841,496
Steven A. Richardson	150,000	9%	$3.52	09/30/2013	$332,056	$841,496
Anthony Sabatino	70,000	4%	$3.52	09/30/2013	$154,960	$392,698
Margaret Z. Couch	70,000	4%	$3.52	09/30/2013	$154,960	$392,698
Loyd I. Rinehart	70,000	4%	$3.52	09/30/2013	$154,960	$392,698

________

(1)	All stock options granted in 2003 to the Named Executive Officers were fully vested and exercisable on the date of grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values.

The following table provides summary information regarding option exercises in 2003 by the Named Executive Officers and the value of such unexercised options at December 31, 2003.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year- End (Exercisable/ Unexercisable)	Value of Unexercised In- the-Money Options at Fiscal Year-End (Exercisable/ Unexercisable) (1)
David E. Sharbutt	0	0	2,125,000/330,000	1,648,780/1,199,220
Kendall W. Cowan	0	0	1,510,000/445,000	785,764/559,636
Steven Richardson	0	0	294,000/156,000	529,980/494,520
Anthony Sabatino	0	0	285,500/120,500	446,459/323,839
Margaret Z. Couch	0	0	262,248/112,002	441,301/319,799
Loyd I. Rinehart	0	0	282,000/88,000	441,308/319,792

(1)	The values in this column are based upon the per share closing price of our common stock on December 31, 2003 of $4.01.

Employment Agreements.

David E. Sharbutt and Kendall W. Cowan. Alamosa Holdings is a party to employment agreements, effective October 1, 2002, and amended as of January 1, 2004, with each of Messrs. Sharbutt and Cowan. Mr. Sharbutt's agreement will expire on September 30, 2007 and entitles him to receive an annual base salary of $425,000. Mr. Sharbutt's agreement also provides that so long as he serves on the Alamosa Holdings board of directors he will serve as Chairman of the Board of Alamosa Holdings. Mr. Cowan's agreement has a four-year term and entitles him to receive an annual base salary of $290,000. Messrs. Sharbutt and Cowan are eligible to receive an annual performance-based bonus with an initial target of $250,000 and $200,000, respectively. The executives are entitled to participate in any long-term incentive plans Alamosa Holdings establishes, including Alamosa Holdings' Amended and Restated 1999 Long Term Incentive Plan, or LTIP.

In addition, the agreements also provide for annual option grants, contingent upon continued employment. Mr. Sharbutt's agreement provides for him to receive options to acquire Alamosa Holdings' common stock according to the following schedule: 250,000 in 2003; 425,000 in 2004; 300,000 in 2005; 240,000 in 2006; and 100,000 in 2007. Mr. Cowan's agreement provides for him to receive options to acquire Alamosa Holdings' common stock according to the following schedule: 150,000 in 2003; 375,000 in 2004; 250,000 in 2005; and 200,000 in 2006. The grants made for 2003 were made on October 1, 2003, and all options under these agreements will be fully vested and exercisable upon grant. For each subsequent annual grant, generally half the annual options will be granted in January and half in July, and the options will be exercisable six months following the grant date.

The agreements entitle the executives to $5,000,000 in term life insurance coverage, reimbursement for reasonable business expenses, a car allowance, reimbursement for approved club dues, reimbursement for an annual physical exam up to $5000, and financial planning services up to $10,000 per annum. The executives may participate in any incentive, retirement, life, medical, disability and other benefit plans available to Alamosa Holdings' other executives with comparable responsibilities, subject to the terms of those programs.

Upon termination of employment by Alamosa Holdings without cause or by the executive for good reason, within thirty days after the date of termination, Alamosa Holdings will provide the terminated executive a lump-sum severance payment equal to the sum of: (1) one year's base salary; (2) the higher of (a) the executive's target bonus or (b) the average annual bonus the executive earned over the two preceding years (the "Bonus"); and (3) a pro-rated bonus for the year of termination. If such termination occurs within twelve months following a change in control, the terminated executive is instead entitled to three times his base salary and Bonus, plus a pro-rata bonus for the year of termination. In either case, the terminated executive will also receive continuing welfare and fringe benefits for one year following termination of his employment and all restricted stock and options granted to the executive under the agreement will become vested and exercisable. Further, each executive is entitled to receive a gross-up payment to make him whole if he becomes subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, as amended (the "Code"), on excess parachute payments; provided, however, that no gross-up payment will be made to the executive and the amount paid to the executive will be reduced if a reduction of 15% or less to the payments and benefits that the executive would receive on termination would not subject him to the excise tax imposed under Section 4999 of the Code. If a reduction is imposed, the reduction will be the minimum amount required so that the executive will not be subject to the excise tax on excess parachute payments.

The agreements contain non-compete and non-solicitation provisions effective for two years following termination of employment without cause or for good reason within one year following a change in control or one year following termination of employment in any other circumstances. Generally, a change of control will occur for purposes of the agreements (and for the agreements described below) if (1) any person acquires 25% or more of the beneficial ownership of Alamosa Holdings, (2) continuing directors (other than those approved) cease to constitute a majority of the board or directors of Alamosa Holdings, (3) certain mergers or consolidations occur, (4) stockholders approve any plan or proposal for the liquidation or dissolution of Alamosa Holdings or (5) there is a sale of substantially all of Alamosa Holdings' assets.

Steven A. Richardson, Anthony Sabatino and Margaret Z. Couch. Alamosa Holdings entered into an employment agreement with Ms. Margaret Z. Couch on October 1, 2002; Mr. Anthony Sabatino on October 1, 2002, as amended as of January 1, 2004; Mr. Loyd I. Rinehart on October 1, 2002, as amended as of January 1, 2004; and Mr. Steven A. Richardson on December 1, 2002. Ms. Couch's employment agreement will expire on September 30, 2005, Mr. Sabatino's employment agreement will expire on September 30, 2006, Mr. Rinehart's employment agreement will expire on September 30, 2006 and Mr. Richardson's employment agreement will expire on November 30, 2005.

Ms. Couch is entitled to receive an annual base salary of $180,000 with a target annual bonus of $80,000; Mr. Sabatino is entitled to receive an annual base salary of $210,000 with a target annual bonus of $110,000; Mr. Rinehart is entitled to receive an annual base salary of $210,000 with a target annual bonus of $110,000; and Mr. Richardson is entitled to receive an annual base salary of $250,000 with a target annual bonus of $150,000. The executives are entitled to participate in any long-term incentive plans Alamosa Holdings establishes, including the LTIP.

In addition, the agreements also provide for annual option grants. Ms. Couch's agreement provides for her to receive options to acquire Alamosa Holdings' common stock according to the following schedule: 70,000 in 2003; 60,000 in 2004; and 50,000 in 2005. The agreements for Messrs. Sabatino and Rinehart provide for each to receive options to acquire Alamosa Holdings' common stock according to the following schedule: 70,000 in 2003; 150,000 in 2004; 125,000 in 2005; and 100,000 in 2006. Mr. Richardson's agreement provides for him to receive options to acquire Alamosa Holdings' common stock according to the following schedule: 150,000 in 2003; 125,000 in 2004; and 100,000 in 2005. The grants for 2003 will be made on October 1, 2003, and all options under these agreements will be fully vested and exercisable upon grant. For each subsequent annual grant, generally half the annual options will be granted in January and half in July, and the options will be exercisable six months following the grant date.

The agreements entitle the executives to reimbursement for reasonable business expenses, reimbursement for approved club dues, and a car allowance. In the case of Mr. Richardson, he is also eligible for reimbursement for an annual physical exam up to $5000, and each of Ms. Couch and Messrs. Sabatino and Rinehart is eligible for reimbursement for an annual physical exam up to $2500. They may participate in any incentive, retirement, life, medical, disability and other benefit plans available to Alamosa Holdings' other executives with comparable responsibilities, subject to the terms of those programs.

Upon termination of employment by Alamosa Holdings without cause or by the executive for good reason, within thirty days of the date of termination, Alamosa Holdings will provide the terminated executive a lump-sum severance payment equal to: (1) one year's base salary; (2) the higher of (a) the executive's target bonus or (b) the executive's Bonus; and (3) a pro-rated bonus for the year of termination. If such termination occurs within twelve months following a change in control, the executive is instead entitled to receive two times base salary and Bonus, plus a pro-rata bonus for the year of termination. In either case, the terminated executive will also receive continuing welfare and fringe benefits for one year and all restricted stock and options granted to the executive under the agreement would become vested and exercisable.

Payments to Ms. Couch and Messrs. Sabatino and Rinehart will be reduced so that no amount will be subject to the excise tax imposed under section 4999 of the Code if each such executive's after-tax position would be improved as a result of such reduction. Mr. Richardson is entitled to a gross-up payment on the same terms as are applicable to Messrs. Sharbutt and Cowan.

The agreements contain non-compete and non-solicitation provisions for two years following termination of employment without cause or for good reason within one year following a change of control or one year following termination of employment in any other circumstances.

Compensation committee of the board of directors

Compensation Committee Interlocks and Insider Participation.

Our Compensation Committee is responsible for, among other things, reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer; evaluating the Chief Executive Officer's performance in light of those goals and objectives; determining and approving the Chief Executive Officer's compensation level based on the committee's evaluation; and making recommendations to our board of directors with respect to executive compensation, incentive-compensation plans and equity-based plans. During fiscal year 2003, the Compensation Committee met on five occasions.

The current members of the Compensation Committee are Messrs. Clapp (Chairman), Marshall and White. During fiscal year 2003, Mr. Hart served on the Compensation Committee until his resignation from the committee on May 29, 2003. Messrs. Thomas B. Hyde and Tom M. Phelps also served on the Compensation Committee during fiscal year 2003 until their respective resignations from our board of directors effective February 2003.

In connection with our distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, we entered into an agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by Mr. Hart, who is one of our directors and the general manager of SPACE, a wholly owned subsidiary of South Plains Telephone Cooperative, Inc., one of our stockholders. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. During fiscal year 2003, approximately $110,000 was paid under this lease. In addition to rental, we paid approximately $24,000 to Lubbock HLH for taxes and other expenses related to the leased property during the last fiscal year and expect similar additional payments during fiscal year 2004.

Compensation Committee Report On Executive Compensation.

Our compensation policies are designed to tie overall bonus compensation to performance. Incentive bonuses for our executive officers, including the Named Executive Officers, include bonus targets based on key objective quarterly milestones in our business plan and annual budget. Our objectives in 2003 were attainment of EBITDA (defined as net loss plus taxes, net interest expense, depreciation expense, amortization expense and other non-cash expense items) targets and net subscriber additions as contained in our 2003 business plan and budget. These measures are calculated and bonuses paid on both a quarterly and annual basis to ensure focus on both the quarterly and annual objectives.

For all executives, their target bonus amounts were split equally between quarterly and annual objectives. On the quarterly objectives, EBITDA was weighted at 60% and net subscribers at 40%. On the annual objectives, EBITDA was weighted at 90% and net subscribers at 10%.

Using the 1st quarter of 2003 as an example of how the bonus system worked: the Chief Executive Officer had an award target of $28,125. For 1st quarter, net-subscriber additions were 174.28% of target and EBITDA was 117.60% of target. The combination of these factors resulted in a 1st quarter bonus for the Chief Executive Officer of $47,812.50. Utilizing these same factors, the Chief Financial Officer received a total 1st quarter bonus of $29,750.00, the Chief Operating Officer received a total 1st quarter bonus of $31,875.00, the Chief Marketing Officer received a total 1st quarter bonus of $17,000.00, the Chief Technology Officer received a total 1st quarter bonus of $23,375.00 and the Senior Vice President-Finance received a total 1st quarter bonus of $20,187.50.

As the above discussion illustrates, the Compensation Committee has elected to utilize purely objective and quantitative measures for the purpose of quarterly and annual bonuses. The committee is also concerned with performance that may be considered subjective, or not subject to measurement. As such, the committee may also make a subjective evaluation of executive performance that may affect salary adjustments and other components of compensation.

For 2004, it is anticipated that the bonus opportunity for executive officers will continue to be split equally between quarterly and annual goals. In accordance with each executives' respective employment agreement, no annual or quarterly bonus will be payable unless the committee determines that at least 75% of the applicable performance goals have been achieved. For the first quarter of 2004, the committee has determined that the bonus compensation structure should continue to focus on EBITDA and net subscriber additions. Bonus objectives for the future will continue to be evaluated and approved by the committee.

U.S. federal income tax law limits the deductibility of certain compensation paid to the chief executive officer and the four most highly compensated executives (the "covered employees") in excess of the statutory maximum of $1 million per covered employee. The committee's general policy is to structure the compensation paid to the covered employees so as to maximize the deductibility of such compensation for U.S. federal income tax purposes; however, the committee retains the flexibility, where necessary to promote the incentive and retention goals described above, to pay compensation which may not be deductible.

2003 COMPENSATION COMMITTEE:
Ray M. Clapp, Jr.              Jimmy White
Schuyler B. Marshall

Certain relationships and related transactions

AGREEMENTS WITH MESSRS. MICHAEL V. ROBERTS AND STEVEN C. ROBERTS

On February 14, 2001, we completed the acquisition of Roberts Wireless. Messrs. Michael V. Roberts and Steven C. Roberts, who are members of our board of directors, were the sole owners of Roberts Wireless. Pursuant to the terms of the merger agreement with Roberts Wireless, upon closing of the transaction, each of Messrs. Michael V. Roberts and Steven C. Roberts was entitled to receive 6,750,000 shares of our common stock and approximately $2.0 million in cash as consideration in respect of his ownership interests in Roberts Wireless. As of April 15, 2004, Messrs. Michael V. Roberts and Steven C. Roberts owned approximately 4.74% and 5.21% of our outstanding shares of common stock, respectively. The terms of the merger agreement, including the consideration payable to Messrs. Michael V. Roberts and Steven C. Roberts, were determined on the basis of arm's length negotiations between us and Messrs. Michael V. Roberts and Steven C. Roberts. Messrs. Michael V. Roberts and Steven C. Roberts were appointed to our board of directors upon completion of the acquisition of Roberts Wireless.

In connection with the acquisition of Roberts Wireless, we entered into a number of arrangements with Messrs. Michael V. Roberts and Steven C. Roberts and certain companies affiliated with them, as described in more detail below:

▸	Joint venture development agreement. On October 30, 2000, Messrs. Michael V. Roberts and Steven C. Roberts entered into a joint venture development agreement with us. Pursuant to the agreement, if either Mr. Michael V. Roberts or Mr. Steven C. Roberts (each a "Project Member") undertakes an international telecommunications business venture (a "Project") and desires for us to be involved in that Project, then before the Project Member enters into a letter of intent or binding agreement of any nature with another person regarding the Project, written notice must be given to us, and we have 60 days to notify the Project Member of our desire to participate in the Project. During such 60 day period, we have the exclusive right to elect to participate in the Project. Promptly after we give a notice of participation, we, along with the Project Member, shall form a project entity and shall execute an agreement setting forth the terms, covenants, conditions and provisions for the purpose, ownership, management, financing and operating of the Project. Unless we and the Project Member agree to a different arrangement, we will have a 50% interest in each project entity and full managerial control of each project entity. Except as described above, neither the Project Members nor we are obligated to bring to the other any opportunity to participate in a Project or any activity, domestic or international.

▸	Consulting agreements. On January 29, 2001, we entered into five-year consulting agreements with each of Messrs. Michael V. Roberts and Steven C. Roberts. The consulting agreements provide each of them with an annual compensation of $125,000, which is paid in monthly installments.

▸	Right of first negotiation agreement. On February 14, 2001, we entered into a right of first negotiation agreement with Roberts Tower, which grants Roberts Tower a right to negotiate tower leases on a "build-to-suit" basis within our present and future territory. During the term of the agreement, whenever we are or one of our subsidiaries is required to "build to suit" communications towers within the present or future territories in which we operate or it operates, as the case may be, we must notify Roberts Tower and Roberts Tower will have the exclusive right for a period of 30 days to negotiate with us to provide such towers. After such 30 day period, if we have not reached an agreement with Roberts Tower, we may obtain such tower sites from other third parties. The term of this agreement is five years. To date, there have been no material discussions between us and Roberts Tower with respect to this agreement.

▸	Resale agreement. On February 14, 2001, we entered into a resale agreement with Messrs. Michael V. Roberts and Steven C. Roberts that permits Messrs. Michael V. Roberts and Steven C. Roberts to buy air time at a discount for resale on a basis no less favorable than any other similar agreement to which we may be a party. Messrs. Michael V. Roberts and Steven C. Roberts may resell such airtime anywhere where such resales are permitted under applicable law. Any arrangement between us and Messrs. Michael V. Roberts and Steven C. Roberts for resales and use of air time will be subject to all required approvals of Sprint, Sprint Spectrum and Sprint PCS and/or any other applicable Sprint entities. The resale agreement does not set forth a limitation on its duration. To date, neither Mr. Michael V. Roberts nor Mr. Steven C. Roberts has ever purchased any air time pursuant to these agreements.

▸	Master lease agreement. On February 14, 2001, Roberts and Roberts Tower entered into a master lease agreement, which provides for the lease from Roberts Tower by Roberts Wireless of certain buildings, towers, tanks and/or improvements thereon for the purpose of installing, operating and maintaining communications facilities and services thereon. The initial term of the master lease agreement expires in February 2006, and Roberts Wireless has the right to extend the initial term of the lease for four additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $16,800 per site per year, subject to an annual adjustment of 4% per annum. Roberts Wireless subsequently assigned all of its right, title and interest in the master lease agreement to its wholly owned subsidiary, Alamosa Missouri Properties, LLC (formerly Roberts Wireless Properties, L.L.C.). For fiscal year 2003, approximately $2,785,000 in rental expense was paid to Roberts Tower under this agreement.

▸	Other payments. In addition to the specific agreements discussed above, we paid approximately $287,000 for the year ended December 31, 2003 to Roberts Tower for other items, including the lease of retail space and switching facility space and expect to pay a similar amount during fiscal year 2004.

OTHER RELATED PARTY TRANSACTIONS

In connection with our distribution and sales of Sprint PCS wireless communications equipment, on December 28, 1998, we entered into an agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by Mr. Hart, who is one of our directors and the general manager of SPACE, a wholly owned subsidiary of South Plains Telephone Cooperative, Inc., one of our stockholders. This lease has a term of 15 years and provides for monthly payments aggregating to approximately $110,000 a year, subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. During fiscal year 2003, approximately $110,000 was paid under this lease. In addition to rental, we paid approximately $24,000 to Lubbock HLH for taxes and other expenses related to the leased property during the last fiscal year and expect similar additional payments during fiscal year 2004.

Mr. Otto was an investment banker at Citigroup, which received professional fees from us for our IPO, past debt offerings and merger and acquisition activities. Citigroup maintains lending and investment banking relationships with us.

Description of the new notes

You can find the definitions of certain terms used in this description under the subheading "—Certain definitions." In this description, the words "Company," "Alamosa Delaware," "us" and "we" refer only to Alamosa (Delaware), Inc. and not to any of its subsidiaries.

GENERAL

The old notes were, and the new notes will be, issued under an indenture, dated as of January 20, 2004, among Alamosa Delaware, the Guarantors and Wells Fargo Bank Minnesota, N.A., as trustee. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The terms of the new notes are the same as the terms of the old notes, except that the new notes:

▸	will have been registered under the Securities Act;

▸	will not bear restrictive legends restricting their transfer under the Securities Act;

▸	will not be entitled to the registration rights applicable to the old notes; and

▸	will not contain provisions relating to special interest in connection with the old notes under circumstances related to the timing of the exchange offer.

The following description is a summary of the material provisions of the Indenture. It does not restate the Indenture in its entirety. We urge you to read the Indenture because it, and not this description, defines your rights as holders of the senior notes. Certain defined terms used in this description but not defined below under "—Certain definitions" have the meanings assigned to them in the Indenture.

The registered holder of a senior note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture. For purposes of this description, references to accrued and unpaid interest on the senior notes shall include, when applicable, any accrued and unpaid special interest.

Anyone who receives this prospectus may obtain a copy of the Indenture without charge by writing to Alamosa (Delaware), Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Investor Relations.

The old notes were issued without coupons, in denominations of $1,000 and integral multiples of $1,000.

PRINCIPAL, MATURITY AND INTEREST

The senior notes will mature on January 31, 2012. We may issue additional senior notes under the Indenture from time to time after the issuance and sale of the old notes. Any issuance of additional senior notes is subject to all of the covenants in the Indenture, including the covenant described below under the caption "—Certain covenants—Limitation on debt." The senior notes and any additional senior notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Interest on the senior notes will accrue at the rate of 8½% per annum and will be payable in cash semi-annually on January 31 and July 31 of each year, beginning on July 31, 2004. Alamosa Delaware will pay interest to those persons who were holders of record on the January 15 or July 15 immediately preceding each interest payment date. Interest on the senior notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

RANKING

The senior notes are:

▸	senior unsecured obligations of Alamosa Delaware;

▸	equal in right of payment ("pari passu") with each other and with all existing and future unsecured senior debt of Alamosa Delaware, including the Existing Notes;

▸	senior in right of payment to all existing and future subordinated debt of Alamosa Delaware;

▸	effectively subordinated in right of payment to all existing and future secured debt of Alamosa Delaware to the extent of the assets securing such secured debt; and

the Subsidiary Guarantees are:

▸	senior subordinated unsecured obligations of the Subsidiary Guarantors;

▸	pari passu in right of payment with each other and with the guarantees on the Existing Notes and any future senior subordinated debt of that Guarantor;

▸	senior in right of payment to all existing and future subordinated debt of that Guarantor; and

▸	subordinated in right of payment to all existing and future Designated Senior Debt of that Guarantor.

As of March 31, 2004, the total outstanding Debt of Alamosa Delaware and the Subsidiary Guarantors was approximately $721.6 million. As of this date, none of Alamosa Delaware's or the Subsidiary Guarantors' Debt, after taking the same factors into account, would have been subordinated to the senior notes or the Subsidiary Guarantees.

Alamosa Delaware has only a stockholder's claim against the assets of its subsidiaries. This stockholder's claim is junior to the claims that creditors of Alamosa Delaware's subsidiaries have against those subsidiaries. Holders of the senior notes have claims as creditors in the assets of the Subsidiary Guarantors, but those claims are subordinated to the claims of the holders of any Designated Senior Debt of the Subsidiary Guarantors.

All of Alamosa Delaware's operations are conducted through its subsidiaries. Therefore, Alamosa Delaware's ability to service its debt, including the senior notes, is dependent upon the earnings of its subsidiaries and their ability to distribute those earnings as dividends, loans or other payments to Alamosa Delaware. Certain laws restrict the ability of Alamosa Delaware's subsidiaries to pay dividends and make loans and advances to it. In addition, any future Credit Facilities may place restrictions on the ability of the Restricted Subsidiaries to make distributions to Alamosa Delaware. If the restrictions described above are applied to subsidiaries that are not Subsidiary Guarantors, then Alamosa Delaware would not be able to use the earnings of those subsidiaries to make payments on the senior notes. Furthermore, under certain circumstances, bankruptcy "fraudulent conveyance" laws or other similar laws could invalidate the Subsidiary Guarantees. If this were to occur, Alamosa Delaware would also be unable to use the earnings of the Subsidiary Guarantors to the extent they face restrictions on distributing funds to Alamosa Delaware. Any of the situations described above could make it more difficult for Alamosa Delaware to service its debt.

The total balance sheet liabilities of the Subsidiary Guarantors, as of March 31, 2004, was approximately $177.8 million.

The Subsidiary Guarantors have other liabilities, including contingent liabilities, that may be significant. As of the date of the Indenture, other than Alamosa Delaware Operations, LLC, Alamosa Delaware did not have any subsidiaries that are not Subsidiary Guarantors. The Indenture contains limitations on the amount of additional Debt which Alamosa Delaware and the Restricted Subsidiaries may Incur. However, the amounts of such Debt could be substantial and may be Incurred either by Subsidiary Guarantors or by Alamosa Delaware's other subsidiaries.

The senior notes are unsecured obligations of Alamosa Delaware and the Subsidiary Guarantors. Secured Debt of Alamosa Delaware and the Subsidiary Guarantors will be effectively senior to the senior notes to the extent of the value of the assets securing such Debt.

As of March 31, 2004, Alamosa Delaware and the Subsidiary Guarantors had no secured Debt.

SUBSIDIARY GUARANTEES

The obligations of Alamosa Delaware under the Indenture, including the repurchase obligation resulting from a Change of Control, is fully and unconditionally guaranteed, jointly and severally, on a senior subordinated, unsecured basis, by all the existing and any future Domestic Restricted Subsidiaries of Alamosa Delaware. However, the holders of any Designated Senior Debt (as defined below) or their authorized representative must be provided written notice of an Event of Default at least 10 business days prior to the Trustee or any holder of senior notes making any demand for payment under or exercising any right or remedy with respect to a Subsidiary Guaranty and prior to any Subsidiary Guarantor making payment under its Subsidiary Guaranty.

1.	If Alamosa Delaware sells or otherwise disposes of either

2.	its entire ownership interest in a Subsidiary Guarantor, or all or substantially all the assets of a Subsidiary Guarantor,

such Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. In addition, if Alamosa Delaware redesignates a Subsidiary Guarantor as an Unrestricted Subsidiary, which Alamosa Delaware is permitted to do under certain circumstances, the redesignated Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty. See "—Certain covenants—Designation of restricted and unrestricted subsidiaries," "—Certain covenants—Limitation on issuance or sale of capital stock of restricted subsidiaries" and "—Merger, consolidation and sale of property," below.

If any Subsidiary Guarantor makes payments under its Subsidiary Guaranty, each of Alamosa Delaware and the other Subsidiary Guarantors must contribute their share of such payments. Alamosa Delaware's and the other Subsidiary Guarantors' shares of such payment will be computed based on the proportion that the net worth of Alamosa Delaware or the relevant Subsidiary Guarantor represents relative to the aggregate net worth of Alamosa Delaware and all the Subsidiary Guarantors combined.

SUBORDINATION OF SUBSIDIARY GUARANTEES

The obligations of the Subsidiary Guarantors under their respective Subsidiary Guarantees will be subordinated to any Designated Senior Debt as described below. As a result of this subordination, holders of Designated Senior Debt will be entitled to receive full payment in cash on all obligations owed to them before any Subsidiary Guarantor can make any payment to holders of the senior notes in any of the following situations or proceedings relating to such Subsidiary Guarantor:

▸	liquidation, dissolution or winding up;

▸	bankruptcy, reorganization, insolvency, receivership or similar proceedings;

▸	any assignment for the benefit of its creditors; or

▸	any marshaling of its assets and liabilities.

As a result of the subordination referred to above, no Subsidiary Guarantor may make any payment pursuant to its Obligations or repurchase, redeem or otherwise retire or defease any senior notes (collectively, "make a Subsidiary Guarantor payment"), if

(a)	any principal, premium or interest in respect of any Designated Senior Debt is not paid when due (including at maturity), or

(b)	any other default on Designated Senior Debt occurs and the maturity of such Debt is accelerated in accordance with its terms, unless, in either case,

(1)	the default has been cured or waived and any such acceleration has been rescinded, or

(2)	such Designated Senior Debt has been paid in full in cash;

provided, however, that a Subsidiary Guarantor may make a Subsidiary Guarantor payment without regard to the foregoing if such Subsidiary Guarantor and the Trustee receive written notice approving such payment from the holders of such Designated Senior Debt.

During the continuance of any default (other than a default described in clause (a) or (b) above) under any Designated Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except any notice required to effect the acceleration) or the expiration of any applicable grace period, no Subsidiary Guarantor may make a Subsidiary Guarantor payment for a period (a "Payment Blockage Period") commencing upon the receipt by such Subsidiary Guarantor and the Trustee of written notice of such default from a representative under such Designated Senior Debt specifying an election to effect a Payment Blockage Period (a "Payment Blockage Notice") and ending 179 days thereafter, unless such Payment Blockage Period is earlier terminated:

(a)	by written notice to the Trustee and such Subsidiary Guarantor from the holders of such Designated Senior Debt;

(b)	because such default is no longer continuing; or

(c)	because all such Designated Senior Debt has been repaid in full in cash.

Unless the holders of such Designated Senior Debt have accelerated the maturity of such Designated Senior Debt and not rescinded such acceleration, a Subsidiary Guarantor may (unless otherwise prohibited as described in the first or second paragraphs of this section) resume making Subsidiary Guarantor payments after the end of such Payment Blockage Period.

Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults during such period.

Upon any payment or distribution of the assets of a Subsidiary Guarantor (1) upon a total or partial liquidation, dissolution or winding up of such Subsidiary Guarantor, (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to such Subsidiary Guarantor, (3) upon an assignment for the benefit of creditors of such Subsidiary Guarantor or (4) upon any marshaling of the assets and liabilities of such Subsidiary Guarantor:

▸	the holders of Designated Senior Debt will be entitled to receive payment in full in cash before the holders of the senior notes are entitled to receive any payment pursuant to the Subsidiary Guaranty of such Subsidiary Guarantor; and

▸	until the Designated Senior Debt is paid in full in cash, any distribution to which holders of the senior notes would be entitled but for the subordination provisions of the Indenture with respect to the Subsidiary Guarantees will be made to holders of such Designated Senior Debt, except that holders of senior notes may receive and retain shares of stock and any debt securities of such Subsidiary Guarantor that are subordinated to the Designated Senior Debt to at least the same extent as the Subsidiary Guaranty of such Subsidiary Guarantor is subordinated to the Designated Senior Debt.

If a payment or distribution is made to holders of senior notes that, due to the subordination provisions with respect to the Subsidiary Guarantees, should not have been made to them, such holders are required to hold it in trust for the holders of Designated Senior Debt and pay it over to them as their interests may appear.

If payment of the senior notes is accelerated when any Designated Senior Debt is outstanding, no Subsidiary Guarantor may make a Subsidiary Guarantor payment until ten business days after the holders of such Designated Senior Debt receive notice of such acceleration and, thereafter, may make a Subsidiary Guarantor payment only if the Indenture otherwise permit payment at that time.

Because of the Indenture's subordination provisions with respect to the Subsidiary Guarantees, holders of Designated Senior Debt may recover disproportionately more than the holders of the senior notes recover in a bankruptcy or similar proceeding relating to any Subsidiary Guarantor. In such a case, there may be insufficient assets, or no assets, remaining to pay the principal of or interest on the senior notes.

OPTIONAL REDEMPTION

Except as set forth in the following paragraph, the senior notes will not be redeemable at the option of Alamosa Delaware prior to January 31, 2008. Starting on that date, Alamosa Delaware may redeem all or any portion of the senior notes, at once or over time, after giving the required notice under the Indenture. The senior notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following prices are for senior notes redeemed during the 12-month period commencing on January 31 of the years set forth below, and are expressed as percentages of principal amount:

Year	Redemption Price
2008	104.250%
2009	102.125%
2010 and thereafter	100.000%

At any time and from time to time, prior to January 31, 2007, Alamosa Delaware may redeem up to a maximum of 35% of the original aggregate principal amount of the senior notes with the proceeds of one or more Public Equity Offerings, at a redemption price equal to 108.500% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that after giving effect to any such redemption, at least 65% of the original aggregate principal amount of the senior notes remains outstanding. Any such redemption shall be made within 90 days of such Public Equity Offering upon not less than 30 nor more than 60 days' prior notice.

SINKING FUND

There are no mandatory sinking fund payments for the senior notes.

REPURCHASE AT THE OPTION OF HOLDERS UPON A CHANGE OF CONTROL

Upon the occurrence of a Change of Control, each holder of senior notes will have the right to require us to repurchase all or any part of such holder's senior notes pursuant to the offer described below (the "Change of Control Offer") at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, Alamosa Delaware shall:

(a)	cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or a similar business news service in the United States, and

(b)	send, by first-class mail, with a copy to the Trustee, to each holder of senior notes, at such holder's address appearing in the book of the registrar appointed under the Indenture, a notice stating:

(1)	that a Change of Control has occurred and a Change of Control Offer is being made pursuant to this covenant and that all senior notes timely tendered will be accepted for payment;

(2)	the Change of Control Purchase Price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3)	the circumstances and relevant facts regarding the Change of Control (including, if and to the extent material, information with respect to pro forma historical income, cash flows and capitalization after giving effect to the Change of Control); and

(4)	the procedures that holders of senior notes must follow in order to tender their senior notes (or portions thereof) for payment, and the procedures that holders of senior notes must follow in order to withdraw an election to tender senior notes (or portions thereof) for payment.

Alamosa Delaware will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of senior notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described above, Alamosa Delaware will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue of such compliance.

The Change of Control repurchase feature is a result of negotiations between Alamosa Delaware and the initial purchasers. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that Alamosa Delaware would decide to do so in the future. Subject to certain covenants described below, Alamosa Delaware could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise materially affect Alamosa Delaware's capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of "all or substantially all" of Alamosa Delaware's assets. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, if Alamosa Delaware disposes of less than all its assets by any of the means described above, the ability of a holder of senior notes to require Alamosa Delaware to repurchase its senior notes may be uncertain. In such a case, holders of the senior notes may not be able to resolve this uncertainty without resorting to legal action.

Future debt of Alamosa Delaware may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of senior notes of their right to require Alamosa Delaware to repurchase such senior notes could cause a default under existing or future debt of Alamosa Delaware, even if the Change of Control itself does not, due to the financial effect of such repurchase on Alamosa Delaware. Finally, Alamosa Delaware's ability to pay cash to holders of senior notes upon a repurchase may be limited by Alamosa Delaware's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Alamosa Delaware's failure to repurchase any senior notes in connection with a Change of Control would result in a default under the Indenture. Such a default would, in turn, constitute a default under existing debt of Alamosa Delaware and may constitute a default under future debt as well. Since the Subsidiary Guarantees are subordinate in right of payment to Designated Senior Debt, the Subsidiary Guarantors would first be obligated to pay any such Designated Senior Debt in full before repurchasing any of the Senior Notes. Alamosa Delaware's obligation to make an offer to repurchase the senior notes as a result of the completion of a transaction constituting a Change of Control may be waived or modified at any time prior to the completion of such Change of Control transaction with the written consent of the holders of at least a majority in aggregate principal amount of the senior notes then outstanding. See "—Amendments and waivers," below.

CERTAIN COVENANTS

The Indenture contains the following covenants which place limitations on the ability of Alamosa Delaware and the Subsidiary Guarantors to engage in certain activities and transactions, as described below.

Limitation on debt.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Debt unless, after giving effect to the application of the proceeds thereof, no Default or Event of Default would occur as a consequence of such Incurrence or be continuing following such Incurrence and:

1.	such Debt is Debt of Alamosa Delaware or a Subsidiary Guarantor and after giving effect to the Incurrence of such Debt and the application of the proceeds thereof, the Leverage Ratio of Alamosa Delaware and the Restricted Subsidiaries (calculated on a consolidated basis using

Annualized Pro Forma EBITDA which gives pro forma effect to those Asset Sales, Investments or acquisitions of Property described in the definition of Pro Forma EBITDA) would not exceed 6.5 to 1.0; or

2.	such Debt is Permitted Debt.

The term "Permitted Debt" is defined to include obligations which meet the requirements of any of the following clauses (a) through (j):

(a)	Debt of Alamosa Delaware evidenced by the senior notes issued on the Issue Date, the new notes issued pursuant to the registration rights agreement and the Existing Notes, and of Subsidiary Guarantors evidenced by Subsidiary Guarantees relating to the senior notes issued on the Issue Date and the new notes issued pursuant to the registration rights agreement;

(b)	Debt of Alamosa Delaware or a Subsidiary Guarantor under any Credit Facilities, provided that the aggregate principal amount of all such Debt under Credit Facilities at any one time outstanding shall not exceed an amount equal to $330.0 million, which amount shall be permanently reduced by the amount of Net Available Cash used to Repay Debt under the Credit Facilities, and not subsequently reinvested in Additional Assets or used to purchase senior notes or Repay other Debt, pursuant to the covenant described under "—Limitation on Asset Sales";

(c)	Debt in respect of Capital Lease Obligations and Purchase Money Debt, provided that:

(1)	the aggregate principal amount of such Debt does not exceed the Fair Market Value (on the date of the Incurrence thereof) of the Property acquired, constructed or leased; and

(2)	the aggregate principal amount of all Debt Incurred and then outstanding pursuant to this clause (c) (together with all Permitted Refinancing Debt Incurred and then outstanding in respect of Debt previously Incurred pursuant to this clause (c)) does not exceed $50.0 million;

(d)	Debt of Alamosa Delaware owing to and held by any Restricted Subsidiary and Debt of a Restricted Subsidiary owing to and held by Alamosa Delaware or any Restricted Subsidiary; provided, however, that (i) if Alamosa Delaware or any Subsidiary Guarantor is the obligor on such Debt and the payee is not Alamosa Delaware or a Subsidiary Guarantor, such Debt must be expressly subordinated to the prior payment in full in cash of all obligations then due with respect to the senior notes, in case of Alamosa Delaware, or to the Subsidiary Guarantee, in the case of a Subsidiary Guarantor, and (ii) any subsequent issue or transfer of Capital Stock or other event that results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Debt (except to Alamosa Delaware or another Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Debt by the issuer thereof;

(e)	Debt under Interest Rate Agreements entered into by Alamosa Delaware or a Restricted Subsidiary for the purpose of limiting interest rate risk in the ordinary course of the financial management of Alamosa Delaware or such Restricted Subsidiary and not for speculative purposes, provided that the obligations under such agreements are related to payment obligations on Debt otherwise permitted by the terms of this covenant;

(f)	Debt in connection with one or more standby letters of credit or performance bonds issued by Alamosa Delaware or a Restricted Subsidiary in the ordinary course of business or pursuant to self-insurance obligations and not in connection with the borrowing of money or the obtaining of advances or credit;

(g)	Debt outstanding on the Issue Date not otherwise described in clauses (a) through (f) above;

(h)	Permitted Refinancing Debt Incurred in respect of Debt Incurred pursuant to clause (1) of the first paragraph of this covenant or clause (a), (c) or (g) above or clause (j) below;

(i)	additional Debt of Alamosa Delaware in an aggregate principal amount outstanding at any one time not to exceed $75.0 million; and

(j)	Acquired Debt Incurred by a Subsidiary Guarantor at the time a Sprint PCS Affiliate is merged with or into or becomes a Subsidiary of or transfers all or substantially all of its assets to such Subsidiary Guarantor on or prior to January 1, 2005, but only to the extent that immediately after giving effect to the Incurrence of such Debt (i) the Leverage Ratio would not exceed 7.75 to 1.0; and (ii) the Leverage Ratio immediately following such Incurrence would decrease as compared to the Leverage Ratio immediately prior to such Incurrence.

For purposes of determining compliance with this covenant,

(a)	in the event that any Debt is allowed to be Incurred pursuant to more than one of the categories of Debt described above, including clause (1) of the first paragraph of this covenant or as Permitted Debt, Alamosa Delaware, in its sole discretion, will classify such Debt, as of the time of Incurrence thereof, as Debt incurred pursuant to a particular clause under the first paragraph of this covenant, and if Incurred as Permitted Debt will specify under which clause of Permitted Debt the Debt is Incurred; and

(b)	Debt may be divided and classified in more than one of the categories of Debt described above.

Notwithstanding anything to the contrary contained in this covenant,

(a)	Alamosa Delaware shall not, and shall not permit any Subsidiary Guarantor to, Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Debt shall be subordinated to the senior notes or the applicable Subsidiary Guaranty, as the case may be, to at least the same extent as such Subordinated Obligations; and

(b)	Alamosa Delaware shall not permit any Restricted Subsidiary that is not a Subsidiary Guarantor to Incur any Debt pursuant to this covenant if the proceeds thereof are used, directly or indirectly, to Refinance any Debt of Alamosa Delaware or any Subsidiary Guarantor.

Limitation on restricted payments.    Alamosa Delaware shall not make, and shall not permit any Restricted Subsidiary to make, directly or indirectly, any Restricted Payment if at the time of, and after giving effect to, such proposed Restricted Payment,

(a)	a Default or Event of Default shall have occurred and be continuing,

(b)	Alamosa Delaware could not Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described above under "—Limitation on debt" or

(c)	the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made since November 10, 2003 (the amount of any Restricted Payment, if made other than in cash, to be based upon Fair Market Value) would exceed an amount equal to the sum of

(1)	the result of

(A)	Cumulative EBITDA, minus

(B)	the product of 1.5 and Cumulative Interest Expense, plus

(2)	Capital Stock Sale Proceeds, plus

(3)	the aggregate net cash proceeds received by Alamosa Delaware or any Restricted Subsidiary from the issuance or sale after November 10, 2003 of convertible or exchangeable Debt that has been converted into or exchanged for Capital Stock (other than Disqualified stock) of Alamosa Delaware or any direct or indirect parent holding company of Alamosa Delaware, excluding (x) any such Debt issued or sold to Alamosa Delaware or a Subsidiary of Alamosa Delaware or an employee stock ownership plan or trust established by Alamosa Delaware or any such Subsidiary for the benefit of their employees, and (y) the aggregate amount of any cash or other Property distributed by Alamosa Delaware or any Restricted Subsidiary upon any such conversion or exchange, plus

(4)	an amount equal to the sum of

(A)	the net reduction in Investments in any Person other than Alamosa Delaware or a Restricted Subsidiary resulting from dividends, repayments of loans or advances or other transfers of Property, in each case to Alamosa Delaware or any Restricted Subsidiary from such Person, less the cost of the disposition of such Investment, plus

(B)	the portion (proportionate to Alamosa Delaware's equity interest in such Unrestricted Subsidiary) of the Fair Market Value of the net assets of an Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary, provided, however, that the sum in this clause (4) shall not exceed, in the case of any Person, the amount of Investments previously made (and treated as a Restricted Payment) by Alamosa Delaware or any Restricted Subsidiary in such Person.

Notwithstanding the foregoing limitation, Alamosa Delaware may take any action if it is in compliance with any of the following clauses (a) through (h):

(a)	pay dividends on its Capital Stock within 60 days of the declaration thereof if, on said declaration date, such dividends could have been paid in compliance with the Indenture; provided, however, that at the time of such payment of such dividend, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(b)	purchase, repurchase, redeem, legally defease, acquire or retire for value Capital Stock of Alamosa Delaware or Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of Alamosa Delaware (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Alamosa Delaware or an employee stock ownership plan or trust established by Alamosa Delaware or any such Subsidiary for the benefit of their employees); provided, however, that:

(1)	such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments, and

(2)	the Capital Stock Sale Proceeds from such exchange or sale shall be excluded from the calculation pursuant to clause (c)(2) above;

(c)	purchase, repurchase, redeem, legally defease, acquire or retire for value any Subordinated Obligations in exchange for, or out of the proceeds of the substantially concurrent sale of, Permitted Refinancing Debt; provided, however, that such purchase, repurchase, redemption, legal defeasance, acquisition or retirement shall be excluded in the calculation of the amount of Restricted Payments;

(d)	make a Restricted Payment, if at the time Alamosa Delaware or any Restricted Subsidiary first Incurred a commitment for such Restricted Payment, such Restricted Payment could have been made; provided, however, that all commitments Incurred and outstanding shall be treated as if such commitments were Restricted Payments expended by Alamosa Delaware or a Restricted Subsidiary at the time the commitments were Incurred, except that commitments Incurred and outstanding that are treated as a Restricted Payment expended by Alamosa Delaware or a Restricted Subsidiary and that are terminated shall no longer be treated as a Restricted Payment expended by Alamosa Delaware or a Restricted Subsidiary upon the termination of such commitment;

(e)	repurchase shares of, or options to purchase shares of, common stock of Alamosa Delaware or any of its Subsidiaries (or pay dividends on its capital stock for the purpose of enabling any direct or indirect parent company of Alamosa Delaware to repurchase shares of, or options to purchase shares of, its common stock) from current or former officers, directors or employees of Alamosa Delaware or any of its Subsidiaries or any direct or indirect parent holding company of Alamosa Delaware (or permitted transferees of such current or former officers, directors or employees), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of Alamosa Delaware or such parent holding company under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such common stock; provided, however, that:

(1)	the aggregate amount of such repurchases (or such dividends made to facilitate such repurchases) shall not exceed $3.0 million in any calendar year, although any unused amount in any calendar year may be carried forward to one or more future calendar years, and

(2)	at the time of such repurchase (or such dividends made to facilitate such repurchases), no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such repurchases (or such dividends made to facilitate such repurchases) shall be included in the calculation of the amount of Restricted Payments;

(f)	make Investments in any Person, provided that the Fair Market Value thereof, measured on the date each such Investment was made or returned, as applicable, when taken together with all other Investments made pursuant to this clause (f), does not exceed the sum of $50.0 million, plus the aggregate amount of the net reduction in Investments in any Person made pursuant to this clause (f) on and after the Issue Date resulting from dividends, repayments of loans or other transfers of Property, in each case to Alamosa Delaware or any Restricted Subsidiary from such Person, except to the extent that any such net reduction amount is included in the amount calculated pursuant to clause (c) of the preceding paragraph or any other clause of this paragraph; provided, however, that at the time of such Investment, no other Default or Event of Default shall have occurred and be continuing (or result therefrom); provided further, however, that such Investment shall be included in the calculation of the amount of Restricted Payments;

(g)	make payments to any direct or indirect parent holding company of Alamosa Delaware for legal, audit and other expenses directly relating to the administration of such parent holding company which payments do not exceed $2.0 million in any fiscal year; and

(h)	make direct or indirect payments to Alamosa Holdings in amounts necessary to enable Alamosa Holdings to make cash dividend payments with respect to its series B convertible preferred stock and series C convertible preferred stock; provided, however, that with respect to any dividend payments occurring on or prior to July 31, 2008:

(1)	at the time of payment of any such dividend, no other Default or Event of Default shall have occurred and be continuing, and

(2)	immediately after giving effect to the payment of any such dividend, the Leverage Ratio would not exceed 7.75 to 1.0.

Limitation on liens.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, Incur or suffer to exist, any Lien (other than Permitted Liens) upon any of its Property (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, or any interest therein or any income or profits therefrom, unless it has made or will make effective provision whereby the senior notes or the applicable Subsidiary Guaranty will be secured by such Lien equally and ratably with (or prior to) all other Debt of Alamosa Delaware or any Restricted Subsidiary secured by such Lien.

Limitation on issuance or sale of capital stock of restricted subsidiaries.    Alamosa Delaware shall not:

(a)	sell, pledge, hypothecate or otherwise dispose of any shares of Capital Stock of a Restricted Subsidiary, except pledges of Capital Stock which constitute Permitted Liens; or

(b)	permit any Restricted Subsidiary to, directly or indirectly, issue or sell or otherwise dispose of any shares of its Capital Stock,

other than, in the case of either (a) or (b):

(1)	directors' qualifying shares;

(2)	to Alamosa Delaware or a Restricted Subsidiary;

(3)	a disposition of Capital Stock of such Restricted Subsidiary where immediately after giving effect thereto, either such Restricted Subsidiary remains a Restricted Subsidiary or Alamosa Delaware and the Restricted Subsidiaries no longer own any Capital Stock of such entity, provided, however, that, in the case of this clause (3),

(A)	such issuance, sale or disposition is effected in compliance with the covenant described below under "—Limitation on Asset Sales," and

(B)	upon consummation of any such disposition which results in Alamosa Delaware and the Restricted Subsidiaries no longer owning any Capital Stock of an entity and execution and delivery of a supplemental indenture in form satisfactory to the Trustee, such entity shall be released from any Subsidiary Guaranty previously made by such entity;

(4)	the transfer, conveyance, sale or other disposition of shares required by applicable law or regulation;

(5)	Capital Stock issued and outstanding on the Issue Date;

(6)	Capital Stock of a Restricted Subsidiary issued and outstanding prior to the time that such Person becomes a Restricted Subsidiary so long as such Capital Stock was not issued in contemplation of such Person's becoming a Restricted Subsidiary or otherwise being acquired by Alamosa Delaware; or

(7)	an issuance of Preferred Stock of a Restricted Subsidiary (other than Preferred Stock convertible or exchangeable into common stock of any Restricted Subsidiary) otherwise permitted by the Indenture.

Limitation on asset sales.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Sale unless:

(a)	Alamosa Delaware or such Restricted Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the Property subject to such Asset Sale;

(b)	at least 75% of the consideration paid to Alamosa Delaware or such Restricted Subsidiary in connection with such Asset Sale is in the form of cash or cash equivalents or Telecommunications Assets or the assumption by the purchaser of liabilities of Alamosa Delaware or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the senior notes or the applicable Subsidiary Guaranty) as a result of which Alamosa Delaware and the Restricted Subsidiaries are no longer obligated with respect to such liabilities; and

(c)	Alamosa Delaware delivers an Officers' Certificate to the Trustee certifying that such Asset Sale complies with the foregoing clauses (a) and (b).

The Net Available Cash (or any portion thereof) from Asset Sales may be applied by Alamosa Delaware or a Restricted Subsidiary, to the extent Alamosa Delaware or such Restricted Subsidiary elects (or is required by the terms of any Debt):

(a)	to Repay Senior Debt of Alamosa Delaware or any Subsidiary Guarantor (including the senior notes and Existing Notes), or Debt of any Restricted Subsidiary that is not a Subsidiary Guarantor (excluding, in any such case, any Debt owed to Alamosa Delaware or an Affiliate of Alamosa Delaware); or

(b)	to reinvest in Additional Assets (including by means of an Investment in Additional Assets by a Restricted Subsidiary with Net Available Cash received by Alamosa Delaware or another Restricted Subsidiary).

Any Net Available Cash from an Asset Sale not applied in accordance with the preceding paragraph within 360 days from the date of the receipt of such Net Available Cash shall constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $10.0 million (taking into account income earned on such Excess Proceeds, if any), Alamosa Delaware will be required to make an offer to purchase (the "Prepayment Offer") the senior notes, which offer shall be in the amount of the Allocable Excess Proceeds, on a pro rata basis according to principal amount, at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. To the extent that any portion of the amount of Net Available Cash remains after compliance with the preceding sentence and provided that all holders of senior notes have been given the opportunity to tender their senior notes for purchase in accordance with the Indenture, Alamosa Delaware or such Restricted Subsidiary may use such remaining amount for any purpose permitted by the Indenture and the amount of Excess Proceeds will be reset to zero.

The term "Allocable Excess Proceeds" will mean the product of:

(a)	the Excess Proceeds; and

(b)	a fraction,

(1)	the numerator of which is the aggregate principal amount of senior notes outstanding on the date of the Prepayment Offer, and

(2)	the denominator of which is the sum of the aggregate principal amount of the senior notes outstanding on the date of the Prepayment Offer and the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) of other Debt of Alamosa Delaware (including the Existing Notes) outstanding on the date of the Prepayment Offer that is pari passu in right of payment with the senior notes and subject to terms and conditions in respect of Asset Sales similar in all material respects to the covenant described hereunder and requiring Alamosa Delaware to make an offer to purchase such Debt at substantially the same time as the Prepayment Offer.

Within five business days after Alamosa Delaware is obligated to make a Prepayment Offer as described in the preceding paragraph, Alamosa Delaware shall send a written notice, by first-class mail, to the holders of senior notes, accompanied by such information regarding Alamosa Delaware and its Subsidiaries as Alamosa Delaware in good faith believes will enable such holders to make an informed decision with respect to such Prepayment Offer. Such notice shall state, among other things, the purchase price and the purchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed.

Alamosa Delaware will comply, to the extent applicable, with the requirements of section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of senior notes pursuant to the covenant described above. To the extent that the provisions of any securities laws or regulations conflict with provisions of the covenant described above, Alamosa Delaware will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the covenant described above by virtue thereof.

Limitation on restrictions on distributions from restricted subsidiaries.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist any consensual restriction on the right of any Restricted Subsidiary to:

(a)	pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, or pay any Debt or other obligation owed, to Alamosa Delaware or any other Restricted Subsidiary;

(b)	make any loans or advances to Alamosa Delaware or any other Restricted Subsidiary; or

(c)	transfer any of its Property to Alamosa Delaware or any other Restricted Subsidiary.

The foregoing limitations will not apply:

(1)	with respect to clauses (a), (b) and (c), to restrictions:

(A)	contained in an agreement or instrument governing or relating to Debt contained in any Credit Facility outstanding pursuant to clause (b) of the definition of Permitted Debt in the covenant described above under "—Limitation on debt;" provided, however, that

(x) the provisions of any Credit Facilities with a Stated Maturity prior to the scheduled maturity date of the senior notes must permit distributions to Alamosa

Delaware for the sole purpose of, and in an amount sufficient to fund, the payment of interest when due as scheduled in respect of the senior notes, and

(y) the provisions of any Credit Facilities with a Stated Maturity on or after the scheduled maturity date of the senior notes must permit distributions to Alamosa Delaware for the sole purpose of, and in an amount sufficient to fund, the payment of principal at scheduled maturity and interest when due as scheduled in respect of the senior notes (provided, in the case of both (x) and (y), that such payment is due or to become due within 30 days from the date of such distribution and the cash distributed is in fact utilized to meet such payment obligation) at a time, in the case of both (x) and (y), when there does not exist an event (or such distribution would not cause an event) which, with the passage of time or notice or both, would permit the lenders under any Credit Facility to declare all amounts thereunder due and payable; provided further, however, that such agreement or instrument may nevertheless contain customary financial covenants;

(B)	relating to Debt of a Restricted Subsidiary and existing at the time it became a Restricted Subsidiary if such restriction was not created in connection with or in anticipation of the transaction or series of transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Alamosa Delaware; or

(C)	that result from the Refinancing of Debt Incurred pursuant to an agreement referred to in clause (1) (A) or (B) above or in clause (2) (A) or (B) below, provided such restriction is not materially less favorable to the holders of senior notes than those under the agreement evidencing the Debt so Refinanced; and

(2)	with respect to clause (c) only, to restrictions:

(A)	relating to Debt that is permitted to be Incurred and secured without also securing the senior notes or the applicable Subsidiary Guaranty pursuant to the covenants described above under "—Limitation on debt" and "—Limitation on liens" that limit the right of the debtor to dispose of the Property securing such Debt;

(B)	encumbering Property at the time such Property was acquired by Alamosa Delaware or any Restricted Subsidiary, so long as such restriction relates solely to the Property so acquired and was not created in connection with or in anticipation of such acquisition;

(C)	resulting from customary provisions restricting subletting or assignment of leases or licenses or customary provisions in other agreements that restrict assignment of such agreements or rights thereunder;

(D)	customarily contained in property sale agreements limiting the transfer of such Property pending the closing of such sale; or

(E)	customarily contained in Debt instruments limiting the sale of all or substantially all the assets of the obligor.

Limitation on transactions with affiliates.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, conduct any business or enter into or suffer to exist any transaction or series of transactions (including the purchase, sale, transfer, assignment, lease, conveyance or exchange of any Property or the rendering of any service) with, or for the benefit of, any Affiliate of Alamosa Delaware (an "Affiliate Transaction"), unless:

(a)	the terms of such Affiliate Transaction are

(1)	set forth in writing, and

(2)	no less favorable to Alamosa Delaware or such Restricted Subsidiary, as the case may be, than those that could be obtained in a comparable arm's-length transaction with a Person that is not an Affiliate of Alamosa Delaware;

(b)	if such Affiliate Transaction involves aggregate payments or value in excess of $5.0 million, the Board of Directors (including a majority of the disinterested members of the Board of Directors)

approves such Affiliate Transaction and, in its good faith judgment, believes that such Affiliate Transaction complies with clause (a)(2) of this paragraph as evidenced by a resolution of the Board of Directors promptly delivered to the Trustee; and

(c)	if such Affiliate Transaction involves aggregate payments or value in excess of $25.0 million, Alamosa Delaware obtains a written opinion from an Independent Financial Advisor to the effect that the consideration to be paid or received in connection with such Affiliate Transaction is fair, from a financial point of view, to Alamosa Delaware and the Restricted Subsidiaries, taken as a whole.

Notwithstanding the foregoing limitation, Alamosa Delaware or any Restricted Subsidiary may enter into or suffer to exist the following:

(a)	any transaction or series of transactions between Alamosa Delaware and one or more Restricted Subsidiaries or between two or more Restricted Subsidiaries, provided that no more than 10% of the total voting power of the Voting Stock (on a fully diluted basis) of any such Restricted Subsidiary is owned by an Affiliate of Alamosa Delaware (other than a Restricted Subsidiary);

(b)	any Restricted Payment permitted to be made pursuant to the covenant described under "—Limitation on restricted payments" or any Permitted Investment;

(c)	the payment of compensation (including amounts paid pursuant to employee benefit plans) and the provision of benefits for the personal services of officers, directors and employees of Alamosa Delaware or any of the Restricted Subsidiaries, so long as the Board of Directors in good faith shall have approved the terms thereof;

(d)	loans and advances to employees made in the ordinary course of business and consistent with the past practices of Alamosa Delaware or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $3.0 million in the aggregate at any one time outstanding; and

(e)	any transaction or series of transactions pursuant to any agreement in existence on the Issue Date, and any renewal, extension or replacement of such agreement on terms no less favorable to Alamosa Delaware and the Restricted Subsidiaries than the agreement in existence on the Issue Date.

Limitation on sale and leaseback transactions.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction with respect to any Property unless:

(a)	Alamosa Delaware or such Restricted Subsidiary would be entitled to:

(1)	Incur Debt in an amount equal to the Attributable Debt with respect to such Sale and Leaseback Transaction pursuant to the covenant described under "—Limitation on debt;" and

(2)	create a Lien on such Property securing such Attributable Debt without also securing the senior notes or the applicable Subsidiary Guaranty pursuant to the covenant described under "—Limitation on liens;" and

(b)	such Sale and Leaseback Transaction is effected in compliance with the covenant described under "—Limitation on asset sales."

Designation of restricted and unrestricted subsidiaries.    The Board of Directors may designate any Subsidiary of Alamosa Delaware to be an Unrestricted Subsidiary if:

(a)	the Subsidiary to be so designated does not own any Capital Stock or Debt of, or own or hold any Lien on any Property of, Alamosa Delaware or any other Restricted Subsidiary;

(b)	either:

(1)	the Subsidiary to be so designated has total assets of $1,000 or less, or

(2)	such designation is effective immediately upon such entity becoming a Subsidiary of Alamosa Delaware or as of the date of issuance of the senior notes; and

(c)	neither Alamosa Delaware nor any Restricted Subsidiary is directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of the Subsidiary to be so designated (including any right to take enforcement action against the Subsidiary to be so designated).

Unless so designated as an Unrestricted Subsidiary, any Person that becomes a Subsidiary of Alamosa Delaware will be classified as a Restricted Subsidiary; provided, however, that such Subsidiary shall not be designated a Restricted Subsidiary and shall be automatically classified as an Unrestricted Subsidiary if either of the requirements set forth in clauses (x) and (y) of the third immediately following paragraph will not be satisfied after giving pro forma effect to such classification or if such Person is a Subsidiary of an Unrestricted Subsidiary.

In addition, neither Alamosa Delaware nor any Restricted Subsidiary shall become directly or indirectly liable for any Debt that provides that the holder thereof may (with the passage of time or notice or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its Stated Maturity upon the occurrence of a default with respect to any Debt, Lien or other obligation of any Unrestricted Subsidiary (including any right to take enforcement action against such Unrestricted Subsidiary).

Except as provided in the first sentence of the second preceding paragraph, no Restricted Subsidiary may be redesignated as an Unrestricted Subsidiary. Upon designation of a Restricted Subsidiary as an Unrestricted Subsidiary in compliance with this covenant, such Restricted Subsidiary shall, by execution and delivery of a supplemental indenture in form satisfactory to the Trustee, be released from any Subsidiary Guaranty previously made by such Restricted Subsidiary.

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary if, immediately after giving pro forma effect to such designation,

(x)	Alamosa Delaware could Incur at least $1.00 of additional Debt pursuant to clause (1) of the first paragraph of the covenant described under "—Limitation on debt," and

(y)	no Default or Event of Default shall have occurred and be continuing or would result therefrom.

Any such designation or redesignation by the Board of Directors will be evidenced to the Trustee by filing with the Trustee a resolution of the Board of Directors giving effect to such designation or redesignation and an Officers' Certificate that:

(a)	certifies that such designation or redesignation complies with the foregoing provisions; and

(b)	gives the effective date of such designation or redesignation, such filing with the Trustee to occur within 45 days after the end of the fiscal quarter of Alamosa Delaware in which such designation or redesignation is made (or, in the case of a designation or redesignation made during the last fiscal quarter of Alamosa Delaware's fiscal year, within 90 days after the end of such fiscal year).

The Board of Directors designated Alamosa Delaware Operations, LLC as an Unrestricted Subsidiary on the Issue Date.

Limitation on Alamosa Delaware's business.    Alamosa Delaware shall not, and shall not permit any Restricted Subsidiary to, engage in any business other than the Telecommunications Business.

Future subsidiary guarantors.    Alamosa Delaware shall cause each Person that becomes a Domestic Restricted Subsidiary following the Issue Date to execute and deliver to the Trustee a Subsidiary Guaranty at the time such Person becomes a Domestic Restricted Subsidiary.

Limitation on layered debt.    Alamosa Delaware shall not permit any Subsidiary Guarantor to Incur, directly or indirectly, any Debt that is subordinate or junior in right of payment to any Senior Debt unless such debt is expressly subordinated in right of payment to, or ranks pari passu with, the Obligations under its Subsidiary Guaranty.

MERGER, CONSOLIDATION AND SALE OF PROPERTY

Alamosa Delaware shall not merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly owned Restricted Subsidiary into Alamosa Delaware) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all its Property in any one transaction or series of transactions unless:

(a)	Alamosa Delaware shall be the surviving Person (the "Surviving Person") or the Surviving Person (if other than Alamosa Delaware) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)	the Surviving Person (if other than Alamosa Delaware) expressly assumes, by supplemental indenture in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual payment of the principal of, and premium, if any, and interest on, all the senior notes, according to their tenor, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by Alamosa Delaware;

(c)	in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of Alamosa Delaware, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d)	immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, either (A) Alamosa Delaware or the Surviving Person, as the case may be, would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described above under "—Certain covenants—Limitation on debt," or (B) in the event of such a transaction or series of transactions with Sprint PCS or a Sprint PCS Affiliate occurring prior to January 1, 2005, (i) the Leverage Ratio immediately following such transaction or series of transactions would decrease as compared to the Leverage Ratio immediately prior to such transaction or series of transactions and (ii) after giving effect to such transaction or series of transactions, the Leverage Ratio would not exceed 7.75 to 1.0;

(f)	Alamosa Delaware shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied; and

(g)	the Surviving Person shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction or series of transactions and will be subject to Federal income tax on the same amounts and at the same times as would be the case if the transaction or series of transactions had not occurred.

Alamosa Delaware shall not permit any Subsidiary Guarantor to merge, consolidate or amalgamate with or into any other Person (other than a merger of a Wholly owned Restricted Subsidiary into such Subsidiary Guarantor) or sell, transfer, assign, lease, convey or otherwise dispose of all or substantially all such Subsidiary Guarantor's Property in any one transaction or series of transactions unless:

(a)	the Surviving Person (if not such Subsidiary Guarantor) formed by such merger, consolidation or amalgamation or to which such sale, transfer, assignment, lease, conveyance or disposition is made shall be a corporation organized and existing under the laws of the United States of America, any State thereof or the District of Columbia;

(b)	the Surviving Person (if other than such Subsidiary Guarantor) expressly assumes, by Subsidiary Guaranty in form satisfactory to the Trustee, executed and delivered to the Trustee by such Surviving Person, the due and punctual performance and observance of all the obligations of such Subsidiary Guarantor under its Subsidiary Guaranty;

(c)	in the case of a sale, transfer, assignment, lease, conveyance or other disposition of all or substantially all the Property of such Subsidiary Guarantor, such Property shall have been transferred as an entirety or virtually as an entirety to one Person;

(d)	immediately before and after giving effect to such transaction or series of transactions on a pro forma basis (and treating, for purposes of this clause (d) and clause (e) below, any Debt that becomes, or is anticipated to become, an obligation of the Surviving Person, Alamosa Delaware or any Restricted Subsidiary as a result of such transaction or series of transactions as having been Incurred by the Surviving Person, Alamosa Delaware or such Restricted Subsidiary at the time of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing;

(e)	immediately after giving effect to such transaction or series of transactions on a pro forma basis, either (A) Alamosa Delaware would be able to Incur at least $1.00 of additional Debt under clause (1) of the first paragraph of the covenant described above under "—Certain covenants—Limitation on debt," or (B) in the event of such a transaction or series of transactions with Sprint PCS or a Sprint PCS Affiliate occurring prior to January 1, 2005, (i) the Leverage Ratio immediately following such transaction or series of transactions would decrease as compared to the Leverage Ratio immediately prior to such transaction or series of transactions and (ii) after giving effect to such transaction or series of transactions, the Leverage Ratio would not exceed 7.75 to 1.0; and

(f)	Alamosa Delaware shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate and an Opinion of Counsel, each stating that such transaction and such Subsidiary Guaranty, if any, in respect thereto comply with this covenant and that all conditions precedent herein provided for relating to such transaction have been satisfied.

The foregoing provisions (other than clause (d)) shall not apply to any transactions which constitute an Asset Sale if Alamosa Delaware has complied with the covenant described under "—Certain covenants—Limitation on asset sales."

The Surviving Person shall succeed to, and be substituted for, and may exercise every right and power of Alamosa Delaware under the Indenture (or of the Subsidiary Guarantor under the Subsidiary Guaranty, as the case may be), but the predecessor Company in the case of

(a)	a sale, transfer, assignment, conveyance or other disposition (unless such sale, transfer, assignment, conveyance or other disposition is of all the assets of Alamosa Delaware as an entirety or virtually as an entirety), or

(b)	a lease,

shall not be released from the obligations to pay the principal of, and premium, if any, and interest on, the senior notes.

SEC REPORTS

Notwithstanding that Alamosa Delaware may not be subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, Alamosa Delaware shall file with the SEC and provide the Trustee and holders of senior notes with such annual reports and such information, documents and other reports as are specified in sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such sections; provided, however, that Alamosa Delaware shall not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

EVENTS OF DEFAULT

Events of Default in respect of the senior notes include:

(i)	failure to make the payment of any interest on the senior notes when the same becomes due and payable, and such failure continues for a period of 30 days;

(ii)	failure to make the payment of any principal of, or premium, if any, on, the senior notes when the same becomes due and payable at their Stated Maturity, upon acceleration, redemption, optional redemption, required repurchase or otherwise;

(iii)	failure to comply with the covenant described under "—Merger, consolidation and sale of property" with respect to the senior notes;

(iv)	failure to comply with any other covenant or agreement with respect to the senior notes (other than a failure that is the subject of the foregoing clause (i), (ii) or (iii)) and such failure continues for 30 days after written notice is given to Alamosa Delaware as provided below;

(v)	a default under any Debt by Alamosa Delaware or any Restricted Subsidiary that results in acceleration of the maturity of such Debt, or failure to pay any such Debt at maturity, in an aggregate amount greater than $15.0 million (the "cross acceleration provisions");

(vi)	any judgment or judgments for the payment of money in an aggregate amount in excess of $15.0 million that shall be rendered against Alamosa Delaware or any Restricted Subsidiary and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect (the "judgment default provisions");

(vii)	certain events involving bankruptcy, insolvency or reorganization of Alamosa Delaware or any Significant Subsidiary (the "bankruptcy provisions");

(viii)	any Subsidiary Guaranty ceases to be in full force and effect (other than in accordance with the terms of such Subsidiary Guaranty) or any Subsidiary Guarantor denies or disaffirms its obligations under its Subsidiary Guaranty (the "guaranty provisions"); and

(ix)	any event occurs that causes, after giving effect to the expiration of any applicable grace period, an Event of Termination with Sprint (the "event of termination provisions").

A Default under clause (iv) is not an Event of Default until the Trustee or the holders of not less than 25% in aggregate principal amount at maturity of the senior notes then outstanding notify Alamosa Delaware of the Default and Alamosa Delaware does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default."

Alamosa Delaware shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default or any event that with the giving of notice or the lapse of time would become an Event of Default, its status and what action Alamosa Delaware is taking or proposes to take with respect thereto.

If an Event of Default with respect to the senior notes (other than an Event of Default resulting from certain events involving bankruptcy, insolvency or reorganization with respect to Alamosa Delaware) shall have occurred and be continuing, the Trustee or the registered holders of not less than 25% in aggregate principal amount of the senior notes then outstanding may declare to be immediately due and payable the principal amount of all the senior notes then outstanding, plus accrued but unpaid interest to the date of acceleration.

In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization with respect to Alamosa Delaware shall occur, such amount with respect to all the senior notes shall be due and payable immediately without any declaration or other act on the part of the Trustee or the holders of the senior notes. After any such acceleration, but before a judgment or decree based on acceleration is obtained by the Trustee, the registered holders of a majority in aggregate principal amount of the senior notes then outstanding may under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, premium or interest, have been cured or waived as provided in the Indenture.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders of the senior notes, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the senior notes then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the senior notes.

No holder of the senior notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee, or for any remedy thereunder, unless:

(a)	such holder has previously given to the Trustee written notice of a continuing Event of Default;

(b)	the registered holders of at least 25% in aggregate principal amount of the senior notes then outstanding have made written request and offered reasonable indemnity to the Trustee to institute such proceeding as trustee; and

(c)	the Trustee shall not have received from the registered holders of a majority in aggregate principal amount of the senior notes then outstanding a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days.

However, such limitations do not apply to a suit instituted by a holder of any senior note for enforcement of payment of the principal of, and premium, if any, or interest on, such senior note on or after the respective due dates expressed in such senior note.

AMENDMENTS AND WAIVERS

Subject to certain exceptions, the Indenture may be amended with respect to the senior notes with the consent of the registered holders of a majority in aggregate principal amount of the senior notes then outstanding (including consents obtained in connection with a tender offer or exchange offer for such senior notes), and any past default or compliance with any provisions may also be waived (except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of each holder of an outstanding senior note) with the consent of the registered holders of at least a (i) a majority in aggregate principal amount of the senior notes then outstanding. However, without the consent of each holder of an outstanding senior note, no amendment of the Indenture may, among other things,

(i)	reduce the amount of senior notes whose holders must consent to an amendment or waiver,

(ii)	reduce the rate of or extend the time for payment of interest on any senior note,

(iii)	reduce the principal of or extend the Stated Maturity of any senior note,

(iv)	make any senior note payable in money other than that stated in the senior note,

(v)	impair the right of any holder of the senior notes to receive payment of principal of and interest on such holder's senior notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's senior notes or any Subsidiary Guaranty,

(vi)	subordinate the senior notes or any Subsidiary Guaranty to any other obligation of Alamosa Delaware or the applicable Subsidiary Guarantor,

(vii)	release any security interest that may have been granted in favor of the holders of the senior notes other than pursuant to the terms of such security interest,

(viii)	reduce the premium payable upon the redemption of any senior note nor change the time at which any senior note may be redeemed, as described under "—Optional redemption,"

(ix)	reduce the premium payable upon a Change of Control or, at any time after a Change of Control has occurred, change the time at which the Change of Control Offer relating thereto must be made or at which the senior notes must be repurchased pursuant to such Change of Control Offer,

(x)	at any time after Alamosa Delaware is obligated to make a Prepayment Offer with the Excess Proceeds from Asset Sales, change the time at which such Prepayment Offer must be made or at which the senior notes must be repurchased pursuant thereto,

(xi)	make any change in any Subsidiary Guaranty or the subordination provisions with respect thereto that would adversely affect the holders of the senior notes, or

(xii)	make any change in Section 6.04 (Waiver of Past Default) or 6.07 (Right of Holders to Receive Payment) of the Indenture or the amendment provision described in this sentence.

Without the consent of any holder of the senior notes, Alamosa Delaware and the Trustee may amend the Indenture to:

▸	cure any ambiguity, omission, defect or inconsistency;

▸	provide for the assumption by a successor corporation of the obligations of Alamosa Delaware under the Indenture;

▸	provide for uncertificated senior notes in addition to or in place of certificated senior notes (provided that the uncertificated senior notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated senior notes are described in Section 163(f)(2)(B) of the Code);

▸	add additional Guarantees with respect to the senior notes or to release Subsidiary Guarantors from Subsidiary Guaranties as provided by the terms of the Indenture;

▸	secure the senior notes, to add to the covenants of Alamosa Delaware for the benefit of the holders of the senior notes or to surrender any right or power conferred upon Alamosa Delaware;

▸	make any change to the subordination provisions of the Indenture with respect to the Subsidiary Guaranties that would limit or terminate the benefits available to holders of Designated Senior Debt under such provisions;

▸	make any change to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

▸	make any change that does not adversely affect the right of any noteholder.

The consent of the holders of the senior notes is not necessary to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment becomes effective, Alamosa Delaware is required to mail to each registered holder of the senior notes at such holder's address appearing in the books of the registrar appointed under the Indenture a notice briefly describing such amendment. However, the failure to give such notice to all holders of the senior notes, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

Alamosa Delaware at any time may terminate all its obligations, together with all the obligations of all Restricted Subsidiaries, under the senior notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the senior notes, to replace mutilated, destroyed, lost or stolen senior notes and to maintain a registrar and paying agent in respect of the senior notes. Alamosa Delaware at any time may terminate:

(1)	its obligations under the covenants described above under "—SEC reports," "—Repurchase at the option of holders upon a change of control" and "—Certain covenants;"

(2)	the operation of the cross acceleration provisions, the judgment default provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the guaranty provisions and the event of termination provisions described under "—Events of default," above; and

(3)	the limitations contained in clause (e) under the first paragraph of, and in the second paragraph of, "—Merger, consolidation and sale of property," above ("covenant defeasance").

Alamosa Delaware may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option.

If Alamosa Delaware exercises its legal defeasance option, payment of the senior notes may not be accelerated because of an Event of Default with respect thereto. If Alamosa Delaware exercises its covenant defeasance option, payment of the senior notes may not be accelerated because of an Event of Default specified in clause (iv) (with respect to the covenants described under "—Certain covenants"), (v), (vi), (vii) (but in the case of clause (vii) with respect only to Significant Subsidiaries), (viii) or (ix) under "—Events of default," above, or because of the failure of Alamosa Delaware to comply with clause (e) under the first paragraph of, or with the second paragraph of, "—Merger, consolidation and sale of property," above, with respect thereto. If Alamosa Delaware exercises its legal defeasance option or its covenant defeasance option with respect to the senior notes, each Subsidiary Guarantor will be released from all its obligations under its Subsidiary Guaranty.

The legal defeasance option or the covenant defeasance option may be exercised only if:

(a)	Alamosa Delaware irrevocably deposits in trust with the Trustee money or U.S. Government Obligations for the payment of principal of and interest on the senior notes to maturity or redemption, as the case may be;

(b)	Alamosa Delaware delivers to the Trustee a certificate from a nationally recognized firm of independent certified public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay principal and interest when due on all the senior notes to maturity or redemption, as the case may be;

(c)	123 days pass after the deposit is made and during the 123-day period no Default described in clause (vii) under "—Events of default" occurs with respect to Alamosa Delaware or any other Person making such deposit which is continuing at the end of the period;

(d)	no Default or Event of Default has occurred and is continuing on the date of such deposit and after giving effect thereto;

(e)	such deposit does not constitute a default under any other agreement or instrument binding on Alamosa Delaware;

(f)	Alamosa Delaware delivers to the Trustee an Opinion of Counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940;

(g)	in the case of the legal defeasance option, Alamosa Delaware delivers to the Trustee an Opinion of Counsel stating that:

(i)	Alamosa Delaware has received from the Internal Revenue Service a ruling, or

(ii)	since the date of the Indenture there has been a change in the applicable Federal income tax law,

(iii)	to the effect, in either case, that, and based thereon such Opinion of Counsel shall confirm that, the holders of the senior notes will not recognize income, gain or loss for Federal income tax purposes as a result of such defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such defeasance has not occurred;

(h)	in the case of the covenant defeasance option, Alamosa Delaware delivers to the Trustee an Opinion of Counsel to the effect that the holders of the senior notes will not recognize income, gain or loss for Federal income tax purposes as a result of such covenant defeasance and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; and

(i)	Alamosa Delaware delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent to the defeasance and discharge of the senior notes have been complied with as required by the Indenture.

GOVERNING LAW

The Indenture and the senior notes are governed by the internal laws of the State of New York.

THE TRUSTEE

Except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such of the rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person's own affairs.

CERTAIN DEFINITIONS

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms as well as any other capitalized terms used herein for which no definition is provided. Unless the context otherwise requires, an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP.

"Acquired Debt" means, with respect to any specified Person, (1) Debt of any other Person existing at the time such other Person is merged with or into or becomes a Subsidiary of or transfers all or substantially all of its assets to such specified Person, which is not Incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, or transferring all or substantially all of its assets to, such specified Person, and (2) Debt secured by a Lien encumbering any asset acquired by such specified Person.

"Additional Assets" means:

(a)	any Property (other than cash, cash equivalents and securities) to be owned by Alamosa Delaware or any Restricted Subsidiary and used in a Telecommunications Business; or

(b)	Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Alamosa Delaware or another Restricted Subsidiary from any Person other than Alamosa Delaware or an Affiliate of Alamosa Delaware; provided, however, that, in the case of this clause (b), such Restricted Subsidiary is primarily engaged in a Telecommunications Business.

"Affiliate" of any specified Person means:

(a)	any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; or

(b)	any other Person who is a director or officer of:

(1)	such specified Person;

(2)	any Subsidiary of such specified Person; or

(3)	any Person described in clause (a) above.

For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. For purposes of the covenants described under "—Certain covenants—Limitation on transactions with affiliates" and "—Limitation on asset sales" and the definition of "Additional Assets" only, "Affiliate" shall also mean any beneficial owner of shares representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of Alamosa Delaware or of rights or warrants to purchase such Voting Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

"Annualized Pro Forma EBITDA" means, as of any date of determination, the product of Pro Forma EBITDA of Alamosa Delaware and its consolidated Restricted Subsidiaries for Alamosa Delaware's two most recently completed fiscal quarters for which financial statements are available prior to such determination date multiplied by two.

"Asset Sale" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions) by Alamosa Delaware or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a "disposition"), of:

(a)	any shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares); or

(b)	any other assets of Alamosa Delaware or any Restricted Subsidiary outside of the ordinary course of business of Alamosa Delaware or such Restricted Subsidiary,

other than, in the case of clause (a) or (b) above,

(1)	any disposition by a Restricted Subsidiary to Alamosa Delaware or by Alamosa Delaware or a Restricted Subsidiary to a Wholly owned Restricted Subsidiary,

(2)	any disposition that constitutes a Permitted Investment or Restricted Payment permitted by the covenant described under "—Certain covenants—Limitation on restricted payments,"

(3)	any disposition effected in compliance with the first paragraph of the covenant described under "—Merger, consolidation and sale of property," and

(4)	any disposition of assets having an aggregate Fair Market Value of, and for which the aggregate consideration received by Alamosa Delaware and its Restricted Subsidiaries is equal to, $1.0 million or less in any 12-month period.

"Attributable Debt" in respect of a Sale and Leaseback Transaction means, at any date of determination,

(a)	if such Sale and Leaseback Transaction is a Capital Lease Obligation, the amount of Debt represented thereby according to the definition of "Capital Lease Obligation," and

(b)	in all other instances, the present value (discounted at the interest rate borne by the senior notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale and Leaseback Transaction (including any period for which such lease has been extended).

"Average Life" means, as of any date of determination, with respect to any Debt or Preferred Stock, the quotient obtained by dividing:

(a)	the sum of the product of the numbers of years (rounded to the nearest one-twelfth of one year) from the date of determination to the dates of each successive scheduled principal payment of such Debt or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment; by

(b)	the sum of all such payments.

"Beneficial Owner" has the meaning given to such term under Rule 13d-3 under the Exchange Act, except that a Person will be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time.

"Capital Lease Obligations" means any obligation under a lease that is required to be capitalized for financial reporting purposes in accordance with GAAP; and the amount of Debt represented by such obligation shall be the capitalized amount of such obligations determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of "—Certain covenants—Limitation on liens," a Capital Lease Obligation shall be deemed secured by a Lien on the Property being leased.

"Capital Stock" means, with respect to any Person, any shares or other equivalents (however designated) of any class of corporate stock or partnership or limited liability company interests or any other participations, rights, warrants, options or other interests in the nature of an equity interest in such Person, including Preferred Stock, but excluding any debt security convertible or exchangeable into such equity interest.

"Capital Stock Sale Proceeds" means the aggregate cash proceeds received by Alamosa Delaware (or received by any direct or indirect parent Person of Alamosa Delaware and subsequently contributed to Alamosa Delaware) from the issuance or sale (other than to a Subsidiary of Alamosa Delaware or an employee stock ownership plan or trust established by Alamosa Delaware or any such Subsidiary for the benefit of their employees) by Alamosa Delaware or any direct or indirect parent Person of Alamosa Delaware of Capital Stock (other than Disqualified Stock) of Alamosa Delaware or such parent Person after November 10, 2003, net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred by Alamosa Delaware or any Restricted Subsidiary of Alamosa Delaware in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

"Change of Control" means the occurrence of any of the following events:

(a)	the sale, transfer, assignment, lease, conveyance or other disposition, other than by way of merger or consolidation, in one or a series of related transactions, of all or substantially all of the assets of Alamosa Delaware and its Restricted Subsidiaries taken as a whole to any "person" or "group" as such terms are used in Section 13(d)(3) of the Exchange Act, other than any such disposition to a Wholly owned Restricted Subsidiary;

(b)	the adoption of a plan relating to the liquidation or dissolution of Alamosa Delaware;

(c)	any "person" or "group" as defined above, other than a Permitted Holder, becomes the Beneficial Owner, directly or indirectly, of more than 50.0% of the total voting power of the Voting Stock of Alamosa Delaware (or any direct or indirect parent company thereof);

(d)	during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of Alamosa Delaware was approved by a vote of not less than a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office; or

(e)	Alamosa Delaware or any direct or indirect parent company thereof consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, Alamosa Delaware or any direct or indirect parent company thereof, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of Alamosa Delaware or any direct or indirect parent company thereof is converted into or exchanged for cash, securities or other property, other than any such transaction where the Capital Stock of Alamosa Delaware or such direct or indirect parent company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock, other than Disqualified Stock, of the surviving or transferee Person (or its ultimate parent Person) constituting at least a majority of the total voting power of the Voting Stock of such surviving or transferee Person (or such ultimate parent Person) immediately after giving effect to such transaction.

"Code" means the Internal Revenue Code of 1986, as amended.

"Commodity Price Protection Agreement" means, in respect of a Person, any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in commodity prices.

"Consolidated Interest Expense" means, for any period, the total interest expense of Alamosa Delaware and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent Incurred by Alamosa Delaware or its Restricted Subsidiaries,

(a)	interest expense attributable to leases constituting part of a Sale and Leaseback Transaction and to Capital Lease Obligations,

(b)	amortization of debt discount and debt issuance cost, including commitment fees,

(c)	capitalized interest,

(d)	non-cash interest expense,

(e)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing,

(f)	net costs associated with Hedging Obligations (including amortization of fees),

(g)	Preferred Stock Dividends,

(h)	interest Incurred in connection with Investments in discontinued operations,

(i)	interest accruing on any Debt of any other Person to the extent such Debt is Guaranteed by Alamosa Delaware or any Restricted Subsidiary or is secured by any Liens on the Property of Alamosa Delaware or any Restricted Subsidiary, and

(j)	the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than Alamosa Delaware) in connection with Debt Incurred by such plan or trust.

"Consolidated Net Income" means, for any period, the net income (loss) of Alamosa Delaware and its consolidated Subsidiaries, on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall not be included in such Consolidated Net Income:

(a)	any net income (loss) of any Person (other than Alamosa Delaware) if such Person is not a Restricted Subsidiary, except that:

(1)	subject to the exclusion contained in clause (d) below, Alamosa Delaware's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash distributed by such Person during such period to Alamosa Delaware or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause (c) below), and

(2)	Alamosa Delaware's equity in a net loss of any such Person, other than an Unrestricted Subsidiary or a Person as to which Alamosa Delaware is not, and under no circumstances would be, obligated to make any additional Investment, for such period shall be included in determining such Consolidated Net Income,

(b)	for purposes of the covenant described under "—Certain covenants—Limitation on restricted payments" only, any net income (loss) of any Person acquired by Alamosa Delaware or any of its consolidated Subsidiaries in a pooling of interests transaction for any period prior to the date of such acquisition,

(c)	any net income (loss) of any Restricted Subsidiary that is not a Subsidiary Guarantor if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions, directly or indirectly, to Alamosa Delaware, except that:

(1)	subject to the exclusion contained in clause (d) below, Alamosa Delaware's equity in the net income of any such Restricted Subsidiary for such period shall be included in such

Consolidated Net Income up to the aggregate amount of cash distributed by such Restricted Subsidiary during such period to Alamosa Delaware or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause), and

(2)	Alamosa Delaware's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income,

(d)	any gain or loss realized upon the sale or other disposition of any Property of Alamosa Delaware or any of its consolidated Subsidiaries (including pursuant to any Sale and Leaseback Transaction) that is not sold or otherwise disposed of in the ordinary course of business,

(e)	any extraordinary gain or loss,

(f)	the cumulative effect of a change in accounting principles, and

(g)	any non-cash compensation expense realized for grants of performance shares, stock options or other rights to officers, directors and employees of Alamosa Delaware or any Restricted Subsidiary, provided that such shares, options or other rights can be redeemed at the option of the holder only for Capital Stock of Alamosa Delaware (other than Disqualified Stock).

Notwithstanding the foregoing, for purposes of the covenant described under "—Certain covenants—Limitation on restricted payments" only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to Alamosa Delaware or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clause (c)(4) thereof.

"Credit Facilities" means, with respect to Alamosa Delaware or any Restricted Subsidiary, one or more debt facilities, commercial paper facilities, indentures or other agreements, in each case with vendors, banks, life insurance companies, mutual funds, pension funds or other institutional lenders or trustees or investors, providing for revolving credit loans, term loans, receivables or inventory financing (including through the sale of receivables or inventory to such lenders or to special purpose, bankruptcy remote entities formed to borrow from such lenders against such receivables or inventory), notes or letters of credit, in each case together with all documents related thereto (including, without limitation, any guaranty agreements and security documents), as any of the same may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including any refinancing, replacing (whether or not contemporaneously) or other restructuring of all or any portion of the indebtedness under such agreement or any successor or replacement agreements and whether by the same or any other agent, lender or group of lenders or investors and whether such refinancing or replacement is under one or more of the types of facilities, indentures or other agreements described above. Notwithstanding the foregoing, the Existing Notes will not deemed to be "Credit Facilities" for any purpose under the Indenture.

"Cumulative EBITDA" means, as of any date of determination, the cumulative EBITDA of Alamosa Delaware and its consolidated Restricted Subsidiaries from and after the last day of the fiscal quarter of Alamosa Delaware immediately preceding November 10, 2003 to the end of the fiscal quarter immediately preceding the date of determination or, if such cumulative EBITDA for such period is negative, the amount (expressed as a negative number) by which such cumulative EBITDA is less than zero.

"Cumulative Interest Expense" means, at any date of determination, the aggregate amount of Consolidated Interest Expense paid, accrued or scheduled to be paid or accrued from the last day of the fiscal quarter of Alamosa Delaware immediately preceding November 10, 2003 to the end of the fiscal quarter immediately preceding the date of determination.

"Currency Exchange Protection Agreement" means, in respect of a Person, any foreign exchange contract, currency swap agreement, currency option or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates.

"Debt" means, with respect to any Person on any date of determination (without duplication):

(a)	the principal of and premium (if any) in respect of:

(1)	debt of such Person for money borrowed, and

(2)	debt evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable;

(b)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale and Leaseback Transactions entered into by such Person;

(c)	all obligations of such Person issued or assumed as the deferred purchase price of Property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(d)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (a) through (c) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

(e)	the amount of all obligations of such Person with respect to the Repayment of any Disqualified Stock or, with respect to any Subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends);

(f)	all obligations of the type referred to in clauses (a) through (e) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(g)	all obligations of the type referred to in clauses (a) through (f) of other Persons secured by any Lien on any Property of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such Property or the amount of the obligation so secured; and

(h)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Debt of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. The amount of Debt represented by a Hedging Obligation shall be equal to:

(1)	zero if such Hedging Obligation has been Incurred pursuant to clause (e) of the second paragraph of the covenant described under "—Certain covenants—Limitation on debt;" or

(2)	the notional amount of such Hedging Obligation if not Incurred pursuant to such clause.

"Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

"Designated Senior Debt" of any Subsidiary Guarantor means all obligations consisting of the principal, premium, if any, accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the applicable Subsidiary Guarantor to the extent post-filing interest is allowed in such proceeding) and all other monetary obligations (including commitment fees, facilities fees, reimbursable expenses, indemnities and costs of collection (including reasonable attorney's fees)) payable or performable in connection with such obligations, whether outstanding on the date hereof or created or incurred after the date hereof in respect of Credit Facilities (including Permitted Refinancing Debt in respect thereof).

"Disqualified Stock" means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in either case at the option of the holder thereof) or otherwise

(a)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(b)	is or may become redeemable or repurchasable at the option of the holder thereof, in whole or in part, or

(c)	is convertible or exchangeable at the option of the holder thereof for Debt or Disqualified Stock,

on or prior to, in the case of clause (a), (b) or (c), the first anniversary of the Stated Maturity of the senior notes; provided, however, that Capital Stock will not be deemed to be Disqualified Stock if it is redeemable by exchange for or through the issuance of Capital Stock (other than Disqualified Stock) of that issuer; and provided further, however, that any Capital Stock that would not constitute Disqualified Stock but for the provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an Asset Sale or Change of Control occurring prior to the Stated Maturity of the senior notes shall not constitute Disqualified Stock if the Asset Sale or Change of Control provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the covenants described under "—Certain covenants—Limitation on asset sales" and "—Repurchase at the option of holders upon a change of control" and such Capital Stock specifically provides that:

(1)	such Person shall not repurchase or redeem any such Capital Stock pursuant to such provisions prior to such Person having repurchased all the senior notes that are required to be repurchased pursuant to such covenants; and

(2)	no default, event of default or similar occurrence under the terms of such Capital Stock shall result from such Person not so repurchasing or redeeming any such Capital Stock because of the prohibition described in the preceding clause (1).

"Domestic Restricted Subsidiary" means any Restricted Subsidiary other than (a) a Foreign Restricted Subsidiary or (b) a Subsidiary of a Foreign Restricted Subsidiary.

"EBITDA" means, for any period, an amount equal to, for Alamosa Delaware and its consolidated Restricted Subsidiaries:

(a)	the sum of Consolidated Net Income for such period, plus the following to the extent such amount was deducted in calculating such Consolidated Net Income for such period:

(1)	the provision for taxes based on income or profits or utilized in computing net loss;

(2)	Consolidated Interest Expense;

(3)	depreciation;

(4)	amortization of intangibles; and

(5)	any other non-cash items (other than any such non-cash item to the extent that it represents an accrual of or reserve for cash expenditures in any future period); minus

(b)	all non-cash items increasing Consolidated Net Income for such period (other than any such non-cash item to the extent that it will result in the receipt of cash payments in any future period).

Notwithstanding the foregoing clause (a), the provision for taxes and the depreciation, amortization and non-cash items of a Restricted Subsidiary that is not a Subsidiary Guarantor shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to Alamosa Delaware by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its shareholders.

"Event of Default" has the meaning set forth under "—Events of default."

"Event of Termination" means any of the events described in (i) Section 11.3 of the Management Agreements with Sprint or (ii) Section 13.2 of the Trademark and Service Mark License Agreements

with Sprint, as such agreements referred to in clauses (i) and (ii) may be amended, supplemented or otherwise modified from time to time.

"Exchange Act" means the Securities Exchange Act of 1934.

"Existing Notes" means the 12 7/8% Senior Discount Notes due 2010, the 12½% Senior Notes due 2011, the 13 7/8% Senior Notes due 2011, the 11% Senior Notes due 2010 and the 12% Senior Discount Notes due 2009, issued by the Company and outstanding on the Issue Date and any subsidiary guarantees of such notes by the Subsidiary Guarantors.

"Fair Market Value" means, with respect to any Property, the price that could be negotiated in an arm's-length free market transaction, for cash, between a willing seller and a willing buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined, except as otherwise provided,

(a)	if such Property has a Fair Market Value equal to or less than $15.0 million, by any Officer of Alamosa Delaware, or

(b)	if such Property has a Fair Market Value in excess of $15.0 million, by a majority of the Board of Directors and evidenced by a resolution of the Board of Directors, dated within 30 days of the relevant transaction, delivered to the Trustee.

"Foreign Restricted Subsidiary" means any Restricted Subsidiary which is not organized under the laws of the United States of America or any State thereof or the District of Columbia.

"GAAP" means United States generally accepted accounting principles as in effect on the Issue Date, including those set forth:

(a)	in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(b)	in the statements and pronouncements of the Financial Accounting Standards Board;

(c)	in such other statements by such other entity as approved by a significant segment of the accounting profession; and

(d)	the rules and regulations of the Securities and Exchange Commission governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the Securities and Exchange Commission.

"Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Debt of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person

(a)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Debt of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(b)	entered into for the purpose of assuring in any other manner the obligee against loss in respect thereof (in whole or in part),

provided, however, that the term "Guarantee" shall not include:

(1)	an endorsement for collection or deposit in the ordinary course of business; or

(2)	a contractual commitment by one Person to invest in another Person for so long as such Investment is reasonably expected to constitute a Permitted Investment under clause (b) of the definition of "Permitted Investment".

The term "Guarantee" used as a verb has a corresponding meaning. The term "Guarantor" shall mean any Person Guaranteeing any obligation.

"Hedging Obligation" of any Person means any obligation of such Person pursuant to any Interest Rate Agreement, Currency Exchange Protection Agreement, Commodity Price Protection Agreement or any other similar agreement or arrangement.

"Incur" means, with respect to any Debt or other obligation of any Person, to create, issue, incur (by merger, conversion, exchange or otherwise), extend, assume, Guarantee or become liable in respect of such Debt or other obligation or the recording, as required pursuant to GAAP or otherwise, of any such Debt or obligation on the balance sheet of such Person (and "Incurrence" and "Incurred" shall have meanings correlative to the foregoing); provided, however, that a change in GAAP that results in an obligation of such Person that exists at such time, and is not theretofore classified as Debt, becoming Debt shall not be deemed an Incurrence of such Debt; provided further, however, that any Debt or other obligations of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary; and provided further, however, that solely for purposes of determining compliance with "—Certain covenants—Limitation on debt," neither accrual of interest on Debt nor amortization of debt discount shall be deemed to be the Incurrence of Debt, provided that in the case of Debt sold at a discount to the principal amount at maturity thereof, the amount of such Debt Incurred shall at all times be the accreted value of such Debt.

"Independent Financial Advisor" means an investment banking firm of national standing or any third party appraiser of national standing, provided that such firm or appraiser is not an Affiliate of Alamosa Delaware.

"Interest Rate Agreement" means, for any Person, any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement or other similar agreement designed to protect against fluctuations in interest rates.

"Investment" by any Person means any direct or indirect loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person), advance or other extension of credit or capital contribution (by means of transfers of cash or other Property to others or payments for Property or services for the account or use of others, or otherwise) to, or Incurrence of a Guarantee of any obligation of, or purchase or acquisition of Capital Stock, bonds, notes, debentures or other securities or evidence of Debt issued by, any other Person, except that the acquisition of the Capital Stock of another Person in exchange for the Capital Stock of Alamosa Delaware, other than Disqualified Stock, shall not be considered an Investment by Alamosa Delaware. For purposes of the covenant described under "—Certain covenants—Limitation on restricted payments," "—Certain covenants—Designation of restricted and unrestricted subsidiaries" and the definition of "Restricted Payment," "Investment" shall include the portion (proportionate to Alamosa Delaware's equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of Alamosa Delaware at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Alamosa Delaware shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary of an amount (if positive) equal to:

(a)	Alamosa Delaware's "Investment" in such Subsidiary at the time of such redesignation, less

(b)	the portion (proportionate to Alamosa Delaware's equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation.

In determining the amount of any Investment made by transfer of any Property other than cash, such Property shall be valued at its Fair Market Value at the time of such Investment.

"Issue Date" means the date on which the senior notes are initially issued.

"Leverage Ratio" means the ratio of:

(a)	the outstanding Debt of Alamosa Delaware and the Restricted Subsidiaries on a consolidated basis, to

(b)	the Annualized Pro Forma EBITDA.

The Leverage Ratio is calculated after giving pro forma effect to any Asset Sale, Investment or acquisition of Property required to be given pro forma effect pursuant to the definition of Pro Forma EBITDA.

"Lien" means, with respect to any Property of any Person, any mortgage or deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, lien, charge, easement (other than any easement not materially impairing usefulness or marketability), encumbrance, preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever on or with respect to such Property (including any Capital Lease Obligation, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing or any Sale and Leaseback Transaction).

"Moody's" means Moody's Investors Service, Inc. or any successor to the rating agency business thereof.

"Net Available Cash" from any Asset Sale means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Debt or other obligations relating to the Property that is the subject of such Asset Sale or received in any other non-cash form), in each case net of:

(a)	all legal, title and recording tax expenses, commissions, brokerage fees and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Sale;

(b)	all payments made on any Debt that is secured by any Property subject to such Asset Sale, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such Property, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law, be repaid out of the proceeds from such Asset Sale;

(c)	all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Sale; and

(d)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the Property disposed in such Asset Sale and retained by Alamosa Delaware or any Restricted Subsidiary after such Asset Sale.

"Obligations" means the obligation of each Subsidiary Guarantor pursuant to its Subsidiary Guaranty of:

(a)	the full and punctual payment of principal, premium, if any, interest on the senior notes when due, whether at maturity, by acceleration, by redemption or otherwise, and all other monetary obligations of Alamosa Delaware under the senior notes; and

(b)	the full and punctual performance within applicable grace periods of all other obligations of Alamosa Delaware under the senior notes.

"Officer" means the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Chief Technology Officer, any Executive Vice President or any Senior Vice President of Alamosa Delaware.

"Officers' Certificate" means a certificate signed by two Officers of Alamosa Delaware, at least one of whom shall be the principal executive officer or principal financial officer of Alamosa Delaware, and delivered to the Trustee.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Alamosa Delaware or the Trustee.

"Permitted Holder" means (i) an issuer of Voting Stock issued to the shareholders of Alamosa Holdings, Inc. (or any successor thereof) in a merger or consolidation of Alamosa Delaware (or any direct or indirect parent company thereof) that would not constitute a "Change of Control" pursuant to clause (5) of the definition of "Change of Control," (ii) Alamosa Holdings, Inc. (or any successor thereof), (iii) Alamosa PCS Holdings, Inc. (or any successor thereof), and (iv) any wholly owned subsidiary of any Person in (i), (ii) and (iii) above.

"Permitted Investment" means any Investment by Alamosa Delaware or a Restricted Subsidiary in:

(a)	Alamosa Delaware or any Restricted Subsidiary or any Person that will, upon the making of such Investment, become a Restricted Subsidiary;

(b)	any Person if substantially simultaneously with and/or as a result of such Investment such Person is merged or consolidated with or into, or transfers or conveys all or substantially all its Property to, or otherwise becomes a Wholly owned Restricted Subsidiary of, Alamosa Delaware or a Restricted Subsidiary, provided that such Person's primary business is a Telecommunications Business;

(c)	Temporary Cash Investments;

(d)	receivables owing to Alamosa Delaware or a Restricted Subsidiary, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Alamosa Delaware or such Restricted Subsidiary deems reasonable under the circumstances;

(e)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(f)	loans and advances to employees made in the ordinary course of business consistent with past practices of Alamosa Delaware or such Restricted Subsidiary, as the case may be, provided that such loans and advances do not exceed $3.0 million at any one time outstanding;

(g)	stock, obligations or other securities received in settlement of debts created in the ordinary course of business and owing to Alamosa Delaware or a Restricted Subsidiary or in satisfaction of judgments; and

(h)	Hedging Obligations Incurred in compliance with the covenant described under "—Certain covenants—Limitation on debt."

"Permitted Liens" means:

(a)	Liens to secure Debt permitted to be Incurred under clause (b) of the second paragraph of the covenant described under "—Certain covenants—Limitation on debt;"

(b)	Liens to secure Debt permitted to be Incurred under clause (c) of the second paragraph of the covenant described under "—Certain covenants—Limitation on debt," provided that any such Lien may not extend to any Property of Alamosa Delaware or any Restricted Subsidiary, other than the Property acquired, constructed or leased with the proceeds of such Debt and any improvements or accessions to such Property;

(c)	Liens for taxes, assessments or governmental charges or levies on the Property of Alamosa Delaware or any Restricted Subsidiary if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision that shall be required in conformity with GAAP shall have been made therefor;

(d)	Liens imposed by law, such as carriers', warehousemen's and mechanics' Liens and other similar Liens, on the Property of Alamosa Delaware or any Restricted Subsidiary arising in the ordinary course of business and securing payment of obligations that are not more than 60 days past due or are being contested in good faith and by appropriate proceedings;

(e)	Liens on the Property of Alamosa Delaware or any Restricted Subsidiary Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and Incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of Property and which do not in the aggregate impair in any material respect the use of Property in the operation of the business of Alamosa Delaware and the Restricted Subsidiaries taken as a whole;

(f)	Liens on Property at the time Alamosa Delaware or any Restricted Subsidiary acquired such Property, including any acquisition by means of a merger or consolidation with or into Alamosa Delaware or any Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of Alamosa Delaware or any Restricted Subsidiary; provided further, however, that such Liens shall not have been Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Property was acquired by Alamosa Delaware or any Restricted Subsidiary;

(g)	Liens on the Property of a Person at the time such Person becomes a Restricted Subsidiary; provided, however, that any such Lien may not extend to any other Property of Alamosa Delaware or any other Restricted Subsidiary that is not a direct Subsidiary of such Person; provided further, however, that any such Lien was not Incurred in anticipation of or in connection with the transaction or series of transactions pursuant to which such Person became a Restricted Subsidiary;

(h)	pledges or deposits by Alamosa Delaware or any Restricted Subsidiary under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which Alamosa Delaware or any Restricted Subsidiary is party, or deposits to secure public or statutory obligations of Alamosa Delaware or any Restricted Subsidiary, or deposits for the payment of rent, in each case Incurred in the ordinary course of business;

(i)	utility easements, building restrictions and such other encumbrances or charges against real Property as are of a nature generally existing with respect to properties of a similar character;

(j)	Liens existing on the Issue Date not otherwise described in clauses (a) through (i) above;

(k)	Liens on the Property of Alamosa Delaware or any Restricted Subsidiary to secure any Refinancing, in whole or in part, of any Debt secured by Liens referred to in clause (b), (f), (g) or (j) above; provided, however, that any such Lien shall be limited to all or part of the same Property that secured the original Lien (together with improvements and accessions to such Property) and the aggregate principal amount of Debt that is secured by such Lien shall not be increased to an amount greater than the sum of:

(1)	the outstanding principal amount, or, if greater, the committed amount, of the Debt secured by Liens described under clause (b), (f), (g) or (j) above, as the case may be, at the time the original Lien became a Permitted Lien under the Indenture; and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, incurred by Alamosa Delaware or such Restricted Subsidiary in connection with such Refinancing;

(l)	Liens on the Property of Alamosa Delaware or any Restricted Subsidiary to secure Debt under any Interest Rate Agreement, provided that such Debt was Incurred pursuant to clause (e) of the second paragraph of the covenant described under "—Certain covenants—Limitation on debt;"

(m)	any interest or title of a lessor in the Property subject to any lease incurred in the ordinary course of business, other than a Capital Lease; and

(n)	judgment Liens securing judgment in an aggregate amount outstanding at any one time of not more than $15.0 million.

"Permitted Refinancing Debt" means any Debt that Refinances any other Debt, including any successive Refinancings, so long as:

(a)	such Debt is in an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) not in excess of the sum of:

(1)	the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding of the Debt being Refinanced; and

(2)	an amount necessary to pay any fees and expenses, including premiums and defeasance costs, related to such Refinancing;

(b)	the Average Life of such Debt is equal to or greater than the Average Life of the Debt being Refinanced;

(c)	the Stated Maturity of such Debt is no earlier than the Stated Maturity of the Debt being Refinanced; and

(d)	the new Debt shall not be senior in right of payment to the Debt that is being Refinanced; provided, however, that Permitted Refinancing Debt shall not include:

(x)	Debt of a Subsidiary Guarantor that Refinances Debt of Alamosa Delaware;

(y)	Debt of a Subsidiary that is not a Subsidiary Guarantor that Refinances Debt of Alamosa Delaware or a Subsidiary Guarantor (other than Debt Incurred pursuant to Credit Facilities); or

(z)	Debt of Alamosa Delaware or a Restricted Subsidiary that Refinances Debt of an Unrestricted Subsidiary.

"Person" means any individual, corporation, company (including any limited liability company), association, partnership, joint venture, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

"Preferred Stock" means any Capital Stock of a Person, however designated, which entitles the holder thereof to a preference with respect to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of any other class of Capital Stock issued by such Person.

"Preferred Stock Dividends" means all dividends with respect to Preferred Stock of Restricted Subsidiaries held by Persons other than Alamosa Delaware or a Wholly owned Restricted Subsidiary. The amount of any such dividend shall be equal to the quotient of such dividend divided by the difference between one and the maximum statutory federal income rate (expressed as a decimal number between 1 and 0) then applicable to the issuer of such Preferred Stock.

"pro forma" means, with respect to any calculation made or required to be made pursuant to the terms hereof, a calculation performed in accordance with Article 11 of Regulation S-X promulgated under the Securities Act, as interpreted in good faith by the Board of Directors after consultation with the independent certified public accountants of Alamosa Delaware, or otherwise a calculation made in good faith by the Board of Directors after consultation with the independent certified public accountants of Alamosa Delaware, as the case may be.

"Pro Forma EBITDA" means, for any period, the EBITDA of Alamosa Delaware and its consolidated Restricted Subsidiaries, after giving effect to the following:

(a)	since the beginning of such period, Alamosa Delaware or any Restricted Subsidiary shall have made any Asset Sale or an Investment (by merger or otherwise) in any Restricted Subsidiary (or any Person that becomes a Restricted Subsidiary) or an acquisition of Property,

(b)	the transaction giving rise to the need to calculate Pro Forma EBITDA is such an Asset Sale, Investment or acquisition, or

(c)	since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into Alamosa Delaware or any Restricted Subsidiary since the beginning of such period) shall have made such an Asset Sale, Investment or acquisition,

EBITDA for such period shall be calculated after giving pro forma effect to such Asset Sale, Investment or acquisition as if such Asset Sale, Investment or acquisition occurred on the first day of such period.

"Property" means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal or mixed or tangible or intangible, including Capital Stock in, and other securities of, any other Person. For purposes of any calculation required pursuant to the Indenture, the value of any Property shall be its Fair mixed, Market Value.

"Public Equity Offering" means an underwritten public offering of common stock of Alamosa Delaware or any direct or indirect parent Person of Alamosa Delaware pursuant to an effective registration statement under the Securities Act. In the event that any direct or indirect parent Person of Alamosa Delaware completes an underwritten public offering of such Person's common stock, any amount of the proceeds of such offering which are contributed to Alamosa Delaware may be used for an optional redemption of the senior notes as described under "Optional redemption."

"Purchase Money Debt" means Debt:

(a)	consisting of the deferred purchase price of property, conditional sale obligations, obligations under any title retention agreement, other purchase money obligations and obligations in respect of industrial revenue bonds, in each case where the maturity of such Debt does not exceed the anticipated useful life of the Property being financed; and

(b)	Incurred to finance the acquisition, construction or lease by Alamosa Delaware or a Restricted Subsidiary of such Property, including additions and improvements thereto;

provided, however, that such Debt is Incurred within 180 days after the acquisition, construction or lease of such Property by Alamosa Delaware or such Restricted Subsidiary.

"Receivables" means receivables, chattel paper, instruments, documents or intangibles evidencing or relating to the right to payment of money and proceeds and products thereof in each case generated in the ordinary course of business.

"Refinance" means, in respect of any Debt, to refinance, amend, extend, renew, refund, repay, prepay, repurchase, redeem, defease or retire, or to issue other Debt in exchange or replacement for, such Debt. "Refinanced" and

"Refinancing" shall have correlative meanings.

"Repay" means, in respect of any Debt, to repay, prepay, repurchase, redeem, legally defease or otherwise retire such Debt, including through open market repurchases. "Repayment" and "Repaid" shall have correlative meanings. For purposes of the covenant described under "—Certain covenants—Limitation on asset sales," Debt shall be considered to have been Repaid only to the extent the related loan commitment, if any, shall have been permanently reduced in connection therewith.

"Restricted Payment" means:

(a)	any dividend or distribution (whether made in cash, securities or other Property) declared or paid on or with respect to any shares of Capital Stock of Alamosa Delaware or any Restricted Subsidiary (including any payment in connection with any merger or consolidation with or into Alamosa Delaware or any Restricted Subsidiary), except for

(1)	any dividend or distribution that is made solely to Alamosa Delaware or a Restricted Subsidiary (and, if such Restricted Subsidiary is not a Wholly owned Restricted Subsidiary, to the other shareholders of such Restricted Subsidiary on a pro rata basis or on a basis that results in the receipt by Alamosa Delaware or a Restricted Subsidiary of dividends or distributions of greater value than it would receive on a pro rata basis); or

(2)	any dividend or distribution payable solely in shares (or options, warrants or other rights to purchase shares) of Capital Stock (other than Disqualified Stock) of Alamosa Delaware;

(b)	the purchase, repurchase, redemption, acquisition or retirement for value of any Capital Stock of Alamosa Delaware (other than from Alamosa Delaware or a Restricted Subsidiary) or any securities exchangeable for or convertible into any such Capital Stock, including the exercise of any option to exchange any Capital Stock (other than for or into Capital Stock of Alamosa Delaware that is not Disqualified Stock);

(c)	the purchase, repurchase, redemption, acquisition or retirement for value, prior to the date for any scheduled maturity, sinking fund or amortization or other installment payment, of any Subordinated Obligation (other than the purchase, repurchase or other acquisition of any Subordinated Obligation purchased in anticipation of satisfying a scheduled maturity, sinking fund or amortization or other installment obligation, in each case due within one year of the date of acquisition); or

(d)	any Investment (other than Permitted Investments) in any Person.

"Restricted Subsidiary" means any Subsidiary of Alamosa Delaware other than an Unrestricted Subsidiary.

"S&P" means Standard & Poor's Ratings Service or any successor to the rating agency business thereof.

"Sale and Leaseback Transaction" means any direct or indirect arrangement relating to Property now owned or hereafter acquired whereby Alamosa Delaware or a Restricted Subsidiary transfers such Property to another Person and Alamosa Delaware or a Restricted Subsidiary leases it from such Person.

"Securities Act" means the Securities Act of 1933.

"Senior Debt" of Alamosa Delaware means all Debt of Alamosa Delaware, except:

(a)	Debt of Alamosa Delaware that is by its terms subordinate in right of payment to the senior notes;

(b)	any Debt Incurred in violation of the provisions of the Indenture;

(c)	accounts payable or any other obligations of Alamosa Delaware to trade creditors created or assumed by Alamosa Delaware in the ordinary course of business in connection with the obtaining of materials or services (including Guarantees thereof or instruments evidencing such liabilities);

(d)	any liability for Federal, state, local or other taxes owed or owing by Alamosa Delaware;

(e)	any obligation of Alamosa Delaware to any Subsidiary; or

(f)	any obligations with respect to any Capital Stock of Alamosa Delaware.

"Senior Debt" of any Subsidiary Guarantor has a correlative meaning to Senior Debt of Alamosa Delaware.

"Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of Alamosa Delaware within the meaning of Rule 1-02 under Regulation S-X promulgated by the Securities and Exchange Commission.

"Sprint PCS Affiliate" means any Person whose sole or predominant business is operating (directly or through one or more subsidiaries) a personal communications services business pursuant to arrangements with Sprint Spectrum L.P. and/or its Affiliates, or their successors, similar to the Management Agreements with Sprint.

"Sprint PCS Affiliate Parent" means any Person that owns 75% or more of the issued and outstanding common stock, calculated on a fully diluted basis, of a Sprint PCS Affiliate and whose primary business is either being a Sprint PCS Affiliate or holding the Capital Stock of one or more Sprint PCS Affiliates.

"Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is finally due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of a Change of Control or any other contingency beyond the control of the issuer unless such contingency has occurred).

"Subordinated Obligation" means any Debt of Alamosa Delaware or any Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the senior notes or the applicable Subsidiary Guaranty pursuant to a written agreement to that effect.

"Subsidiary" means, in respect of any Person, any corporation, company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the Voting Stock is at the time owned or controlled, directly or indirectly, by:

(a)	such Person;

(b)	such Person and one or more Subsidiaries of such Person; or

(c)	one or more Subsidiaries of such Person.

"Subsidiary Guarantor" means each Domestic Restricted Subsidiary and any other Person that becomes a Subsidiary Guarantor pursuant to the covenant described under "—Certain covenants—Future subsidiary guarantors."

"Subsidiary Guaranty" means a Guarantee on the terms set forth in the Indenture by a Subsidiary Guarantor of Alamosa Delaware's obligations with respect to the senior notes.

"Telecommunications Assets" means all assets and rights, contractual or otherwise, used or intended for use in connection with (i) transmitting, or providing services relating to the transmission of, voice, video or data through owned or leased transmission facilities or (ii) the ownership, design, construction, development, acquisition, installation or management of communications systems, and the Capital Stock of any Person engaged entirely or substantially entirely in the above listed activities.

"Telecommunications Business" means (a) the ownership, design, construction, development, acquisition, installation or management of communications systems, (b) the delivery or distribution of communications, voice, data or video services or (c) any business or activity reasonably related or ancillary to the activities described in clauses (a) or (b) of this definition, including, without limitation, any business conducted by Alamosa Delaware or any Restricted Subsidiary on the Issue Date and the acquisition, holding or exploitation of any license relating to the activities described in clauses (a) or (b) of this definition.

"Temporary Cash Investments" means any of the following:

(a)	Investments in U.S. Government Obligations or in securities guaranteed by the full faith and credit of the United States of America, in each case maturing within 365 days of the date of acquisition thereof;

(b)	Investments in time deposit accounts, certificates of deposit and money market deposits maturing within 90 days of the date of acquisition thereof issued by a bank or trust company organized under the laws of the United States of America or any State thereof having capital, surplus and undivided profits aggregating in excess of $500.0 million and whose long-term debt is rated "A-3" or "A—" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act));

(c)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (a) entered into with:

(1)	a bank meeting the qualifications described in clause (b) above; or

(2)	any primary government securities dealer reporting to the Market Reports Division of the Federal Reserve Bank of New York;

(d)	Investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of Alamosa Delaware) organized and in existence under the laws of the United States of America with a rating at the time as of which any Investment therein is made of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); and

(e)	direct obligations (or certificates representing an ownership interest in such obligations) of any State of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of such State is pledged and which are not callable or redeemable at the issuer's option, provided that:

(1)	the long-term debt of such State is rated "A-3" or "A-" or higher according to Moody's or S&P (or such similar equivalent rating by at least one "nationally recognized statistical rating organization" (as defined in Rule 436 under the Securities Act)); and

(2)	such obligations mature within 180 days of the date of acquisition thereof.

"Unrestricted Subsidiary" means:

(a)	any Subsidiary of Alamosa Delaware that is designated on or after the Issue Date as an Unrestricted Subsidiary as permitted or required pursuant to the covenant described under "—Certain covenants —Designation of restricted and unrestricted subsidiaries" and not thereafter redesignated as a Restricted Subsidiary as permitted pursuant thereto; and

(b)	any Subsidiary of an Unrestricted Subsidiary.

"U.S. Government Obligations" means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer's option.

"Voting Stock" of any Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

"Wholly owned Restricted Subsidiary" means, at any time, a Restricted Subsidiary all the Voting Stock of which (except directors' qualifying shares) is at such time owned, directly or indirectly, by Alamosa Delaware and its other Wholly owned Subsidiaries.

BOOK-ENTRY SYSTEM

One or more global notes representing the new notes will be deposited with a custodian for DTC, and registered in the name of a nominee of DTC. Beneficial interests in the these global notes will be shown on records maintained by DTC and its direct or indirect participants (including, if applicable, Euroclear and Clearstream). Except as set forth below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for definitive notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of global notes for certificated notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of senior notes in certificated form.

Transfers of beneficial interests in global notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Exchange of global notes for certificated notes

A global note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the global notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

(2)	we, at our option, notify the Trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a default or event of default with respect to the senior notes.

In addition, beneficial interests in a global note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any global note or beneficial interests in global notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of certificated notes for global notes

Certificated Notes may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such senior notes. See "Notice to investors."

Same day settlement and payment

We will make payments in respect of the senior notes represented by the global notes (including principal, premium, if any, interest and special interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. We will make all payments of principal, interest and premium, if any, and special interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder's registered address.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised us that cash received in Euroclear or Clearstream as a result of sales of interests in a global note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

Important United States federal tax considerations

This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of the new notes. Unless otherwise stated, this summary is addressed only to holders that purchased the notes at original issuance for the original issue price and who hold the new notes as capital assets (generally, property held for investment). We do not discuss all aspects of United States federal taxation that may be important to you in light of your individual investment circumstances, such as if special tax rules apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or partnership. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations, judicial opinions, published positions of the United States Internal Revenue Service, or the IRS, and other applicable authorities, all as in effect on the date hereof and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS with respect to the positions and issues discussed herein, and there can be no assurance that the IRS will not take a different position concerning the tax consequences from the purchase, ownership and taxable disposition of the new notes or that any position taken by the IRS would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding and disposing of the new notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

For purposes of this discussion, a "U.S. Holder" is a holder of the new notes that is (1) an individual who is a citizen or resident of the United States, (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States or of any political subdivision of the United States, (3) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (4) a trust, (a) the administration of which is subject to the primary supervision of a United States court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (b) which has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A "Non-U.S. Holder" is a beneficial owner of the new notes (other than a partnership) that is not a U.S. Holder. If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of notes, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. Partnerships and partners of such partnerships should consult their tax advisors about the U.S. federal income tax consequences of purchasing, owning and disposing of the new notes.

EXCHANGE OFFER

The exchange of the old notes for new notes in the exchange offer will not constitute a taxable event for U.S. federal income tax purposes. Consequently, a holder will not recognize gain upon receipt of a new note in exchange for an old note in the exchange offer, a holder's basis in the new note received in the exchange offer will be the same as its basis in the corresponding note immediately before the exchange and a holder's holding period in the new note will include its holding period in the old note.

TAXATION OF U.S. HOLDERS

Interest.

Payments or accruals of interest on a new note generally will be taxable to a U.S. Holder as ordinary interest income at the time such interest accrues or is received, in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes.

We are obligated to pay additional interest on the new notes under certain circumstances described under "The Exchange offer—Registration rights; special interest." Although the matter is not free from doubt, such additional interest should be taxable as ordinary income at the time it accrues or is received in accordance with the U.S. Holder's regular method of accounting for federal income tax purposes. It is possible, however, that the IRS may take a different position, in which case the timing and amount of income inclusion may be different from that described above. U.S. Holders should consult their tax advisors about payments of additional interest.

Disposition of notes.

Upon the redemption, sale, exchange, retirement or other disposition (a "disposition") of a new note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized (less any accrued but unpaid interest, which will be subject to tax in the manner described above in "—Taxation of U.S. Holders—Interest") and such holder's adjusted tax basis in the note. The amount realized generally will equal the amount of cash and the fair market value of any property received in exchange for the note. A U.S. holder's adjusted tax basis in a note generally will equal the initial purchase price paid therefor. Any capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period for the note exceeds one year at the time of the disposition of the note. For U.S. Holders other than corporations, preferential tax rates may apply to such long-term capital gain recognized on the disposition of the note compared to rates that may apply to ordinary income. Capital losses are subject to limitations on deductibility for U.S. federal income tax purposes.

Information reporting and backup withholding.

In general, information reporting requirements will apply to payments of principal and interest on the new notes and payments of the proceeds of the sale of the new notes, and a backup withholding tax may apply to those payments if (1) the U.S. Holder fails to furnish or certify such U.S. Holder's correct taxpayer identification number to us in the manner required, (2) we are notified by the IRS that the U.S. Holder has failed to report payments of interest and dividends properly, or (3) under certain circumstances, the U.S. Holder fails to certify that it has not been notified by the IRS that such U.S. Holder is subject to backup withholding for failure to report interest and dividend payments. All individuals are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder will be allowed as a refund or credit against such U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

TAXATION OF NON-U.S. HOLDERS

Interest.

Subject to the discussion on backup withholding below, interest paid to a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding provided that such interest income is not effectively connected with the conduct of a United States trade or business of such Non-U.S. Holder and that all of the following are true: (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all our classes of stock entitled to vote, (2) the Non-U.S. Holder is not a controlled foreign corporation to which we are a related person for U.S. federal income tax purposes, (3) the Non-U.S. Holder is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and (4) certain certification requirements are satisfied.

Interest paid to a Non-U.S. Holder that does not qualify for the above exception from withholding tax generally would be subject to withholding of U.S. federal income tax at the rate of 30% unless the Non-U.S. Holder of the note provides us or our paying agent, as the case may be, with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from (or reduction in) withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that the interest paid on the note is not subject to withholding tax because it is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the United States. If, however, the interest is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, the interest generally will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders, under certain circumstances, an additional branch profits tax of 30%. Non-U.S. Holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes.

Disposition of notes.

Subject to the discussion on backup withholding below, a Non-U.S. Holder generally will not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of the new notes unless any one of the following is true: (1) the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, (2) the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 or more days in the taxable year of the disposition and certain other requirements are met, or (3) the Non-U.S. Holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain United States expatriates.

Gain that is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax (described above), but will not be subject to withholding. Non-U.S. Holders should consult any applicable income tax treaties that may provide for different rules.

U.S. federal estate taxes.

A note that is owned or treated as owned by an individual who is not a citizen or resident, as specially defined for U.S. federal estate tax purposes, of the United States on the date of that person's death will not be included in his or her estate for U.S. federal estate tax purposes, provided that both of the following are true: (1) the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote on the date of that person's death, and (2) the interest on the note would not have been effectively connected with the conduct of trade or business in the United States if it had been received by that person on the date of that person's death.

Information reporting and backup withholding.

U.S. information reporting requirements and backup withholding tax may apply to payments of principal and interest on the new notes offered hereby and the proceeds from a sale or other disposition of such new notes. U.S. backup withholding tax on these payments generally will not apply if certain certification requirements (described above under "—Taxation of Non-U.S. Holders— Interest") are met which establish that the Non-U.S. Holder is not a U.S. person for U.S. federal income tax purposes and provided that the paying agent does not know or have reason to know that such holder is a U.S. person.

Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or credit against such Non-U.S. Holder's U.S. federal income tax liability, provided that the required information is furnished to the IRS.

Plan of distribution and selling restrictions

The exchange offer is not being made to, nor will we accept surrenders of old notes for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

The distribution of this prospectus and the offer and sale of the new notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the new notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the new notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the new notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.

Based on interpretive letters issued by the SEC staff to other, unrelated issuers in transactions similar to the exchange offer, we believe that the new notes would be freely transferable by holders of the old notes other than affiliates of Alamosa Delaware after this exchange offer without further registration under the Securities Act if the holder of the new notes represents that it is acquiring the new notes in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in a "distribution," as defined under the Securities Act, of the new notes and that it is not an "affiliate," as defined under the Securities Act, of Alamosa Delaware; provided, however, that participating broker-dealers receiving new notes in this exchange offer will have a prospectus delivery requirement with respect to resales of such new notes.

The staff of the SEC has taken the position that any participating broker-dealer may be deemed to be an "underwriter" within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes (other than a resale of an unsold allotment resulting from the original offering of the old notes).

If a prospectus includes a plan of distribution containing a statement to the effect set forth in the preceding paragraph and the means by which participating broker-dealers may resell the new notes, without naming the participating broker-dealers or specifying the amount of new notes owned by them, a prospectus, such as this one, may be delivered by participating broker-dealers to satisfy their prospectus delivery obligations under the Securities Act in connection with resales of new notes for their own accounts, so long as the prospectus otherwise meets the requirements of the Securities Act.

Any profit on these resales of new notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an "underwriter" within the meaning of the Securities Act.

If requested by a participating broker-dealer in writing not later than 45 business days following completion of the exchange offer, we have agreed to use our reasonable best efforts to keep the exchange offer registration statement effective for not less than 180 days after the date on which the exchange offer registration statement is declared effective (or such longer period under specified circumstances set forth in the registration rights agreement) and make this prospectus, as amended or supplemented, available to broker-dealers for use in connection with such resales.

A broker-dealer desiring that the exchange offer registration statement be kept continuously effective for resales of new notes must notify the issuer in writing that, among other things, such broker-dealer acquired new notes as a result of market-making or other trading activities such that the broker-dealer would be required to deliver a prospectus under the Securities Act upon a subsequent sale or other disposition of the new notes. A broker-dealer making dispositions of new notes pursuant to the exchange offer registration statement will be required to suspend its use of the prospectus included in the exchange offer registration statement, as amended or supplemented, under specified circumstances upon receipt of written notice to that effect from the issuer.

We will not receive any proceeds from any sale of the new notes by broker-dealers. Broker-dealers acquiring new notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such new notes.

We have agreed to pay all expenses incident to our participation in the exchange offer, other than underwriting discounts and commissions, and will indemnify holders of the old notes, including any broker-dealers selling new notes in accordance with this "Plan of distribution and selling restrictions" section, against specified types of liabilities, including liabilities under the Securities Act.

Legal matters

The validity of the new notes will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

The consolidated financial statements of Alamosa (Delaware), Inc. as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, and the financial statement schedule included in the registration statement of which this prospectus is a part have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of such firm as experts in auditing and accounting.

Where you can find more information

Alamosa Delaware files reports and other information with the SEC. Copies of these materials may be inspected without charge at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 or on the SEC's website at http://www.sec.gov. Copies of such materials can be obtained from the Public Reference Section of the SEC upon payment of prescribed fees. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

We have filed a registration statement on Form S-4 under the Securities Act of 1933 with the SEC with respect to the new notes to be issued in the exchange offer. This prospectus constitutes a part of that registration statement but does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

Any of these documents are also available at our Internet website, http://www.alamosapcs.com; or you may obtain any of these documents at no cost by writing or telephoning us at:

Alamosa (Delaware), Inc.
5225 S. Loop 289
Lubbock, Texas 79424
Phone: (806) 722-1100

You should rely only on the information contained in this prospectus or information to which we have specifically referred you. We have not authorized anyone to provide you with any additional information.

Notwithstanding that we may not be subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, we will file with the SEC and provide the trustee under the indenture governing the senior notes and holders of senior notes with such annual reports and such information, documents and other reports as are specified in sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such sections, such information, documents and reports to be so filed and provided at the times specified for the filing of such information, documents and reports under such sections; provided, however, that we will not be so obligated to file such information, documents and reports with the SEC if the SEC does not permit such filings.

ALAMOSA (DELAWARE), INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Alamosa (Delaware), Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholder's equity and cash flows present fairly, in all material respects, the financial position of Alamosa (Delaware), Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3 to the consolidated financial statements, the Company has changed its method of accounting for goodwill and other intangible assets as a result of adopting SFAS No. 142 as of January 1, 2002. See also Note 2 regarding liquidity and capital resources.

PricewaterhouseCoopers LLP

Dallas, Texas
March 9, 2004

ALAMOSA (DELAWARE), INC.

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share amounts)

	December 31,
	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$98,242	$60,525
Restricted cash	1	34,725
Customer accounts receivable, net	28,034	27,926
Receivable from Sprint	18,465	32,576
Interest receivable	—	973
Receivable from parent	1	—
Inventory	7,309	7,410
Prepaid expenses and other assets	9,763	7,239
Deferred customer acquisition costs	8,060	7,312
Deferred tax asset	4,572	5,988
Total current assets	174,447	184,674
Property and equipment, net	434,840	458,946
Debt issuance costs, net	14,366	33,351
Intangible assets, net	448,354	488,421
Other noncurrent assets	6,393	7,802
Total assets	$1,078,400	$1,173,194
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$31,010	$27,203
Accrued expenses	37,325	34,903
Payable to Sprint	24,290	26,903
Interest payable	5,353	22,242
Deferred revenue	22,742	18,901
Current installments of capital leases	481	1,064
Total current liabilities	121,201	131,216
Long term liabilities:
Capital lease obligations	812	1,355
Other noncurrent liabilities	8,693	10,641
Deferred tax liability	15,379	27,694
Senior secured debt	200,000	200,000
Senior notes	464,424	668,862
Total long term liabilities	689,308	908,552
Total liabilities	810,509	1,039,768
Commitments and contingencies (see Note 19)	—	—
Stockholder's equity:
Preferred stock, $.01 par value; 1,000 shares authorized; no shares issued	—	—
Common stock, $.01 par value; 9,000 shares authorized; 100 and 100 shares issued and outstanding, respectively	—	—
Additional paid-in capital	1,015,991	799,403
Accumulated deficit	(747,425)	(664,133)
Unearned compensation	(145)	(294)
Accumulated other comprehensive loss, net of tax	(530)	(1,550)
Total stockholder's equity	267,891	133,426
Total liabilities and stockholder's equity	$1,078,400	$1,173,194

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in thousands)

	Year Ended December 31,
	2003	2002	2001
Revenues:
Subscriber revenues	$452,396	$391,927	$231,145
Roaming revenues	150,772	139,843	99,213
Service revenues	603,168	531,770	330,358
Product sales	27,882	23,922	26,781
Total revenue	631,050	555,692	357,139
Costs and expenses:
Cost of service and operation (excluding non-cash compensation of $14, $4, and $0 for 2003, 2002, and 2001, respectively)	317,215	343,468	237,843
Cost of products sold	59,651	50,974	53,911
Selling and marketing (excluding non-cash compensation of $14, $4, and $0 for 2003, 2002, and 2001, respectively)	112,626	119,059	110,052
General and administrative expenses (excluding non-cash compensation of $121, $21, and ($916) for 2003, 2002, and 2001, respectively)	15,814	14,656	13,853
Depreciation and amortization	110,495	105,121	94,722
Impairment of goodwill	—	291,635	—
Impairment of property and equipment	2,243	1,194	—
Non-cash compensation	149	29	(916)
Total costs and expenses	618,193	926,136	509,465
Income (loss) from operations	12,857	(370,444)	(152,326)
Loss on debt extinguishment	—	—	(5,472)
Debt exchange expenses	(8,694)	—	—
Interest and other income	929	3,459	11,664
Interest expense	(99,914)	(102,863)	(81,730)
Loss before income tax benefit	(94,822)	(469,848)	(227,864)
Income tax benefit	11,530	67,086	80,441
Net loss	$(83,292)	$(402,762)	$(147,423)

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC

CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(Dollars in thousands, except share amounts)

FOR THE PERIOD FROM DECEMBER 31, 2000 TO DECEMBER 31, 2003

	Comprehensive Income (Loss)	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Unearned Compensation	Accumulated Other Comprehensive Loss	Total
		Shares	Amount	Shares	Amount
Balance December 31, 2000		—	$—	100	$—	$246,458	$(113,948)	$(1,112)	$—	$131,398
Net loss	$(147,423)						(147,423)			(147,423)
Net change in fair value of derivative instruments qualifying as cash flow hedges, net of tax benefit of $540	(936)								(936)	(936)
Total comprehensive loss	$(148,359)
Capital infusion from parent						555,863				555,863
Forfeiture of variable stock-based awards
Unearned compensation related to								(916)		(916)
forfeiture of variable stock-based awards						(2,028)		2,028		—
Balance December 31, 2001		—	—	100	—	800,293	(261,371)	—	(936)	537,986
Net loss	$(402,762)						(402,762)			(402,762)
Net change in fair value of derivative instruments qualifyingas cash flow hedges, net of tax	(614)								(614)	(614)
benefit of $376	$(403,376)
Total comprehensive loss
Capital distribution to parent						(1,213)				(1,213)
Unearned compensation						323		(323)		—
Amortization of unearned Compensation								29		29
Balance December 31, 2002		—	—	100	—	799,403	(664,133)	(294)	(1,550)	133,426
Net loss	$(83,292)						(83,292)			(83,292)
Net change in fair value of derivative instruments qualifyingas cash flow hedges, net of tax expense of $631	1,020								1,020	1,020
Total comprehensive loss	$(82,272)
Capital infusion from parent						221,115				221,115
Capital distribution to parent						(4,527)				(4,527)
Amortization of unearned compensation								149		149
Balance December 31, 2003		—	$—	100	—	$1,015,991	$(747,425)	$(145)	$(530)	$267,891

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net loss	$(83,292)	$(402,762)	$(147,423)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Non-cash compensation	149	29	(916)
Non-cash interest expense (benefit) on derivative instruments	(693)	464	656
Non-cash accretion of asset retirement obligation	565	—	—
Provision for bad debts	13,451	40,285	17,490
Depreciation and amortization of property and equipment	70,428	64,702	45,963
Amortization of goodwill and intangibles	40,067	40,419	48,759
Amortization of financing costs included in interest expense	4,270	4,259	3,274
Amortization of discounted interest	329	395	165
Loss on debt extinguishment	—	—	5,472
Deferred tax benefit	(11,530)	(67,086)	(80,441)
Interest accreted on discount notes	33,496	31,655	27,927
Impairment of property and equipment	2,243	1,194	—
Impairment of goodwill	—	291,635	—
Debt exchange expense	8,694	—	—
(Increase) decrease in, net of effects from acquisitions:
Receivables	1,524	(45,236)	(47,895)
Inventory	101	(2,608)	1,275
Prepaid expenses and other assets	(1,864)	(6,440)	(6,655)
Increase in, net of effects from acquisitions:
Accounts payable and accrued expenses	(22,234)	23,105	18,594
Net cash provided by (used in) operating activities	55,704	(25,990)	(113,755)
Cash flows from investing activities:
Proceeds from sale of assets	2,645	451	—
Purchases of property and equipment	(38,625)	(89,476)	(143,731)
Repayment of notes receivable	—	—	11,860
Acquisition related costs	—	—	(37,617)
Net change in short term investments	—	1,300	300
Change in restricted cash	34,724	59,968	(94,693)
Other	—	99	102
Net cash used in investing activities	(1,256)	(27,658)	(263,779)
Cash flows from financing activities:
Capital contributions (distributions)	(4,527)	(1,213)	9,665
Proceeds from issuance of senior notes	—	—	384,046
Borrowings under senior secured debt	—	12,838	253,000
Repayments of borrowings under senior secured debt	—	—	(289,421)
Debt issuance costs capitalized	(2,329)	(1,351)	(16,503)
Debt exchange expenses	(8,694)	—	—
Payments on capital leases	(1,077)	(773)	(349)
Payment of fractional notes in debt exchange	(104)	—	—
Net cash provided by (used in) financing activities	(16,731)	9,501	340,438
Net increase (decrease) in cash and cash equivalents	37,717	(44,147)	(37,096)
Cash and cash equivalents at beginning of period	60,525	104,672	141,768
Cash and cash equivalents at end of period	$98,242	$60,525	$104,672
Supplemental disclosure — cash paid for interest	$79,401	$70,890	$27,804
Supplemental disclosure of non-cash investing and financing activities:
Capitalized lease obligations incurred	$73	$613	$1,242
Change in accounts payable for purchase of property and equipment	11,387	(20,450)	1,844
Asset retirement obligations capitalized	1,248	—	—
Capital infusion in connection with debt exchange	239,944	—	—
Liabilities assumed in connection with debt issuance costs	—	—	15,954
Capital infusion in connection with acquisitions	—	—	546,175
Obligations assumed in connection with acquisitions	—	—	253,686

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except as noted)

1.	ORGANIZATION AND BUSINESS OPERATIONS

Alamosa (Delaware), Inc. is a direct wholly owned subsidiary of Alamosa PCS Holdings, Inc. and an indirect wholly owned subsidiary of Alamosa Holdings, Inc. ("Alamosa Holdings"). Alamosa Holdings was formed in July 2000. Alamosa Holdings is a holding company and through its subsidiaries provides wireless personal communications services, commonly referred to as PCS, in the Southwestern, Northwestern and Midwestern United States. Alamosa (Delaware), Inc. ("Alamosa (Delaware)"), was formed in October 1999 under the name "Alamosa PCS Holdings, Inc." to operate as a holding company in anticipation of its initial public offering. On February 3, 2000, Alamosa (Delaware) completed its initial public offering. Immediately prior to the initial public offering, shares of Alamosa (Delaware) were exchanged for Alamosa PCS, LLC's ("Alamosa LLC") membership interests, and Alamosa LLC became wholly owned by Alamosa (Delaware). Alamosa (Delaware) and its subsidiaries are collectively referred to in these consolidated financial statements as the "Company," "we," "us" or "our."

On December 14, 2000, Alamosa (Delaware) formed a new holding company pursuant to Section 251(g) of the Delaware General Corporation Law. In that transaction, each share of Alamosa (Delaware) was converted into one share of the new holding company, and the former public company, which was renamed "Alamosa (Delaware), Inc." became a wholly owned subsidiary of the new holding company, which was renamed "Alamosa PCS Holdings, Inc."

On February 14, 2001, Alamosa Holdings became the new public holding company of Alamosa PCS Holdings, Inc. ("Alamosa PCS Holdings") and its subsidiaries pursuant to a reorganization transaction in which a wholly owned subsidiary of Alamosa Holdings was merged with and into Alamosa PCS Holdings. As a result of this reorganization, Alamosa PCS Holdings became a wholly owned subsidiary of Alamosa Holdings, and each share of Alamosa PCS Holdings common stock was converted into one share of Alamosa Holdings common stock. Alamosa Holdings' common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "ALMO." Alamosa (Delaware) remains the issuer of the Company's public debt.

2.	LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations through capital contributions from owners, through debt financing and through proceeds generated from public offerings of common stock. The proceeds from these transactions have been used to fund the build-out of the Company's portion of the PCS network of Sprint, subscriber acquisition costs and working capital.

While the Company has incurred substantial net losses since inception and negative cash flows from operating activities through 2002, the Company generated approximately $56 million of cash flows from operating activities for the year ended December 31, 2003. In November 2003, the Company completed a debt exchange, as described in Note 11, that provided for approximately $238 million of principal debt reduction.

As of December 31, 2003, the Company had $98,242 in cash and cash equivalents and additional availability of $25,000 under its undrawn revolving credit facility, subject to restrictions on drawing upon that facility. In January 2004, the Company completed an offering of $250 million in senior notes the proceeds from which were used to permanently repay and terminate its senior secured credit facility including the undrawn revolving portion discussed above. The Company received net proceeds from the January 2004 senior notes offering, after the repayment of the senior secured credit facility and transaction costs, of approximately $42 million which will be used for general corporate purposes.

The Company believes that its cash on hand plus the additional liquidity that it expects to generate from operations will be sufficient to fund expected capital expenditures and to cover its working capital and debt service requirements (including dividends on preferred stock) for at least the next 12 months.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

The Company's future liquidity will be dependent on a number of factors influencing its projections of operating cash flows, including those related to subscriber growth, average revenue per user, average monthly churn and cost per gross addition. Should actual results differ significantly from these assumptions, the Company's liquidity position could be adversely affected and it could be in a position that would require it to raise additional capital, which may or may not be available on terms acceptable to the Company, if at all, and could have a material adverse effect on the Company's ability to achieve its intended business objectives.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions are eliminated.

Cash and cash equivalents — Cash and cash equivalents include cash, money market funds, and commercial paper with minimal interest rate risk and original maturities of three months or less at the date of acquisition.

The carrying amount approximates fair value.

Short-term investments — The Company invests in highly liquid debt instruments with strong credit ratings. Commercial paper investments with a maturity greater than three months, but less than one year, at the time of purchase are considered to be short-term investments. The carrying amount of the investments approximates fair value due to their short maturity. The Company maintains cash and cash equivalents and short-term investments with certain financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

Inventory — Inventory consists of handsets and related accessories. Inventories purchased for resale are carried at the lower of cost or market using the first-in first-out method. Market is determined using replacement cost which is consistent with industry practices. The Company also performs an analysis to identify obsolete or excess handset inventory for models that are no longer manufactured or are technologically obsolete and records a reserve, as appropriate.

Restricted cash — Restricted cash of $34,725 at December 31, 2002 was held in escrow to secure payment on certain of the Company's debt obligations. The escrow requirements were fulfilled during 2003 and the remaining $1 in the consolidated balance sheet at December 31, 2003 will be used in connection with the first semi-annual interest payment on senior notes in 2004.

Property and equipment — Property and equipment are reported at cost less accumulated depreciation. Costs incurred to design and construct the wireless network in a market are classified as construction in progress. When the wireless network for a particular market is completed and placed into service, the related costs begin to be depreciated. Repair and maintenance costs are charged to expense as incurred; significant renewals and betterments are capitalized. When depreciable assets are retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any gains or losses on disposition are recognized in income. Property and equipment are depreciated using the straight-line method based on estimated useful lives of the assets.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

Asset lives are as follows:

Buildings	10 years
Network equipment	5-10 years
Vehicles	5 years
Furniture and office equipment	7-10 years

Leasehold improvements are depreciated over the shorter of the remaining term of the lease or the estimated useful life of the improvement.

Interest is capitalized in connection with the construction of the wireless network. The capitalized interest is recorded as part of the asset to which it relates and will be amortized over the asset's estimated useful life. No interest costs were capitalized during 2003. During 2002, approximately $265 in interest costs were capitalized. During 2001, approximately $1,752 in interest costs were capitalized. The remaining unamortized balance of capitalized interest was approximately $1,807 as of December 31, 2003.

Microwave relocation includes costs and the related obligation incurred to relocate incumbent microwave frequencies in the Company's service area. Microwave relocation costs are amortized on a straight-line basis over 20 years beginning upon commencement of services in respective markets. The amortization of microwave relocation costs was approximately $275, $287 and $231 for the years ended December 31, 2003, 2002 and 2001, respectively.

Software costs — In accordance with Statement of Position ("SOP") 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," certain costs related to the development or purchase of internal-use software are capitalized and amortized over the estimated useful life of the software. During fiscal 2003, 2002 and 2001, the Company capitalized approximately $16, $838 and $1,228, respectively, in software costs under SOP 98-1, which are being amortized over a five-year life. The Company amortized computer software costs of approximately $749, $720 and $533 during 2003, 2002 and 2001, respectively.

Advertising costs — Advertising costs are expensed as incurred. Advertising expenses totaled approximately $21,669, $26,574 and $25,857 during 2003, 2002 and 2001, respectively.

Income taxes — The Company presents income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 uses an asset and liability approach to account for income taxes, wherein deferred taxes are provided for book and tax basis differences for assets and liabilities. In the event differences between the financial reporting basis and the tax basis of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for a portion or all of the deferred tax assets when there is sufficient uncertainty regarding the Company's ability to recognize the benefits of the assets in future years. See Note 13.

Revenue recognition — The Company recognizes revenue as services are performed. Sprint handles the Company's billings and collections and retains 8% of billed service revenues from the Company's subscribers and from non-Sprint wireless subscribers who roam onto the Company's portion of the PCS network of Sprint. The amount retained by Sprint is recorded in Cost of Service and Operations. Revenues generated from the sale of handsets and accessories and from roaming services provided to Sprint wireless customers who are not based in the Company's territories are not subject to the 8% charge.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

Prior to July 1, 2003, the Company deferred all customer activation fee revenue and an equal amount of customer acquisition related expenses. These deferred amounts were amortized over a three or one-year period depending on the credit class of the respective customer, which approximates the average life of that customer.

Effective July 1, 2003, the Company adopted the accounting provisions of Emerging Issues Task Force ("EITF") Abstract No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." Beginning July 1, 2003, the Company began to allocate amounts charged to customers at the point of activation between the sale of handsets and other equipment and the sale of wireless telecommunications services in those transactions taking place in distribution channels that are directly controlled by the Company. The amounts charged at the point of activation typically consist of the activation fee and the retail price of the equipment sold. This allocation resulted in approximately $1,642 in activation fees being allocated to the sale of handsets and other equipment for the year ended December 31, 2003.

For the years ended December 31, 2003, 2002 and 2001, the Company deferred $8,300, $11,846 and $11,544, respectively, of activation fee revenue and customer acquisition related expense. Amortization of deferred activation fee revenue and customer acquisition related expense was $8,970, $7,920 and $2,315 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, $5,605 of the remaining deferral was classified as long-term.

Sprint and other PCS Affiliates of Sprint, pay the Company a roaming fee for each minute that a Sprint wireless subscriber based outside of the Company's territories roams on the Company's portion of the PCS network of Sprint. Revenue from these services is recognized as the services are performed. Similarly, the Company pays roaming fees to Sprint and other PCS Affiliates of Sprint, when the Company's subscribers roam on the PCS network of Sprint outside of the Company's territories. These costs are recorded as a cost of service when incurred.

Product revenues, consisting of proceeds from sales of handsets and accessories, are recorded net of an allowance for sales returns. The allowance is estimated based on Sprint's handset return policy that allows customers to return handsets for a full refund within 14 days of purchase. When handsets are returned to the Company, the Company may be able to reissue the handsets to customers at little additional cost. However, when handsets are returned to Sprint for refurbishing, the Company will receive a credit from Sprint, which will be less than the amount the Company originally paid for the handset. The cost of products sold includes the total cost of accessories and handsets sold through the Company's retail stores (including sales to local indirect retailers). The cost of handsets generally exceeds the retail sales price because the Company subsidizes the price of handsets for competitive reasons. For handsets sold through national indirect retailers (such as Radio Shack, Best Buy, etc.) and other channels controlled by Sprint, the Company reimburses Sprint for the subsidy incurred on such handsets activated within the Company's territory and this cost is reflected in selling and marketing expenses.

Goodwill and intangible assets — Goodwill and other intangible assets were recorded in connection with the acquisitions discussed in Note 4. Identifiable intangibles consisted of the Sprint agreements and the respective subscriber bases in place at the time of acquisition. The intangible assets related to the Sprint agreements are being amortized on a straight line basis over the remaining original term of the underlying Sprint agreements or approximately 17.6 years. The subscriber base intangible asset is being amortized on a straight line basis over the estimated life of the acquired subscribers or approximately 3 years.

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (i) prohibit the

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

amortization of goodwill and indefinite-lived intangible assets, (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value of goodwill and indefinite-lived intangible assets may be impaired), (iii) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (iv) remove the forty-year limitation on the amortization period of intangible assets that have finite lives. As of December 31, 2001, the Company had recorded $15.9 million in accumulated amortization of goodwill. Upon the adoption of SFAS No. 142 the amortization of goodwill was discontinued. As discussed in Note 8, in connection with the first annual impairment testing of goodwill as of July 31, 2002 the Company recorded an impairment charge of $291,635 which represented the entire carrying value of goodwill at the time and the Company has no recorded goodwill at December 31, 2003.

Impairment of long-lived assets — If facts or circumstances indicate the possibility of impairment of long-lived assets, including intangibles, the Company will prepare a projection of future operating cash flows, undiscounted and without interest. If based on this projection, the Company does not expect to recover its carrying cost, an impairment loss equal to the difference between the fair value of the asset and its carrying value will be recognized in operating income.

Stock based compensation — The Company has elected to follow Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. The Company has implemented the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation." See Note 17.

For fixed stock options granted under these plans, the exercise price of the option equals or exceeds the market value of Alamosa Holdings common stock on the date of grant. Accordingly, the Company does not record compensation expense for any of the fixed stock options granted. For performance-based options, compensation expense was recognized over the expected vesting period of the options and was adjusted for changes in the number of options expected to vest and the market value of Alamosa Holdings common stock. Compensation expense (credit) for the performance-based options amounted to $0 in 2003, $0 in 2002, and $(916) in 2001.

The following table illustrates the effects on net loss had the Company applied the fair value recognition provisions of SFAS No. 123 to its stock-based employee compensation plans:

	Year Ended December 31,
	2003	2002	2001
Net loss — as reported	$(83,292)	$(402,762)	$(147,423)
Add: stock-based employee compensation included in reported Net loss, net of related tax	—	—	(916)
Deduct: stock-based employee compensation expense determined under fair value method, net of related tax effects	(8,067)	(5,832)	(5,639)
Net loss — pro forma	$(91,359)	$(408,594)	$(153,978)

The pro forma amounts presented above may not be representative of the future effects on reported net loss, since the pro forma compensation expense is allocated over the periods in which options become exercisable, and new option awards may be granted each year.

Use of estimates — The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

reported amounts of assets and liabilities and disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of expenses during the period. The most significant of such estimates include:

•	Allowance for uncollectible accounts;

•	Estimated customer life in terms of amortization of deferred revenue and direct costs of acquisition;

•	Likelihood of realizing benefits associated with temporary differences giving rise to deferred tax assets; and

•	Impairment of long-lived assets.

Actual results could differ from those estimates.

Concentration of risk — The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of these institutions regularly and management does not believe there is significant credit risk associated with deposits in excess of federally insured amounts.

The Company relies on Sprint to provide certain back-office functions such as billing and customer care, activation of new subscribers, handset logistics and technology development. Should Sprint be unable to provide these services, the Company could be negatively impacted. See Note 14.

Derivative financial instruments — The Company enters into derivative financial instruments for the purpose of hedging specific exposures as part of its risk management program and holds all derivatives for purposes other than trading. Historically, the Company's use of such instruments has been limited to interest rate swaps and collars. The Company currently uses hedge accounting as prescribed in SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" with respect to its interest rate swaps. As such, the fair values of these arrangements are recorded in the consolidated balance sheet with changes in fair value being reported as a component of other comprehensive income.

The interest rate collar arrangement does not qualify for hedge accounting under SFAS No. 133 and as such, the fair value of the respective asset and liability is recorded in the consolidated balance sheet with any change during the period being reflected in the consolidated statement of operations.

Reclassification — Certain reclassifications have been made to prior year amounts to conform to the current year presentation. These reclassifications had no effect on the results of operations or stockholder's equity as previously reported.

Effects of recent accounting pronouncements — In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. For the Company's leased telecommunication facilities, primarily consisting of cell sites and switch site operating leases and operating leases for retail and office space, the Company has adopted SFAS No. 143 as of January 1, 2003.

As previously disclosed, upon adoption of SFAS No. 143, the Company had concluded that, for its leased telecommunications facilities, a liability could not be reasonably estimated due to (1) the Company's inability to reasonably assess the probability of the likelihood that a lessor would enforce the remediation requirements upon expiration of the lease term and therefore its impact on future cash outflows, (2) the Company's inability to estimate a potential range of settlement dates due to our

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

ability to renew site leases after the initial lease expiration and (3) the Company's limited experience in abandoning cell site locations and actually incurring remediation costs.

It is the Company's understanding that further clarification has been provided by the Securities and Exchange Commission regarding the accounting for asset retirement obligations and specifically relating to factors to consider in determining the estimated settlement dates and the probability of enforcement of the remediation obligation. Based on this information, the Company revised certain of the estimates used in its original analysis and calculated an asset retirement obligation for its leased telecommunication facilities. The Company determined that the aforementioned asset retirement obligations did not have a material impact on its consolidated results of operations, financial position or cash flows and recorded the asset retirement obligations in the third quarter of 2003.

An initial asset retirement obligation of $1,213 was recorded and classified in other non-current liabilities and a corresponding increase in property and equipment of $1,213 were recorded in the third quarter of 2003 relating to obligations that existed upon the adoption of SFAS No. 143. The Company incurred additional asset retirement obligations during the year ended December 31, 2003 of $35 related to new leases entered into during the year. Included in costs of services and operations in the Company's statement of operations for the year ended December 31, 2003 is a charge of $402 related to the cumulative accretion of the asset retirement obligations as of the adoption of SFAS No. 143 as well as an additional $163 in accretion recorded for the year ended December 31, 2003. Included in depreciation and amortization expenses in the Company's statement of operations for the year ended December 31, 2003 is a charge of $364 related to the cumulative depreciation of the related assets recorded at the time of the adoption of SFAS No. 143 as well as an additional $123 in depreciation recorded for the year ended December 31, 2003. For purposes of determining the asset retirement obligations, the Company has assigned a 100% probability of enforcement to the remediation obligations and has assumed an average settlement period of 20 years.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002," which rescinded or amended various existing standards. One change addressed by this standard pertains to treatment of extinguishments of debt as an extraordinary item. SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt" and states that an extinguishment of debt cannot be classified as an extraordinary item unless it meets the unusual or infrequent criteria outlined in Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The provisions of this statement are effective for fiscal years beginning after May 15, 2002 and extinguishments of debt that were previously classified as an extraordinary item in prior periods that do not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. The adoption of SFAS No. 145 in the quarter ending March 31, 2003 has resulted in a reclassification of the loss on extinguishment of debt that the Company previously reported as an extraordinary item for the year ended December 31, 2001.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities," which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002 and the adoption of this statement did not have a material impact on the Company's results of operations, financial position or cash flows.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure," which is an amendment of SFAS No. 123 "Accounting for Stock-Based Compensation." This statement provides alternative methods of transition for a voluntary

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of this statement are effective for fiscal years ending after and interim periods beginning after December 15, 2002. As the Company continues to account for stock-based employee compensation using the intrinsic value method under APB Opinion No. 25, the Company, as required, has only adopted the revised disclosure requirements of SFAS No. 148 as of December 31, 2002. (See Stock-Based Compensation section of this note.)

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003 and did not have a material impact on the Company's results of operations, financial position or cash flows.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This statement requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) and is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. The adoption of this statement did not have a material impact on the Company's results of operations, financial position or cash flows.

The EITF issued EITF Abstract No. 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" in May 2003. This Abstract addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. Specifically, it addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. The guidance in this Abstract became effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003 and the Company has adopted the provisions of this abstract as of July 1, 2003 as discussed previously in this note.

The Company has elected to apply the accounting provisions of this abstract on a prospective basis beginning July 1, 2003. Prior to the adoption of the provisions of this abstract the Company had deferred all activation fee revenue as well as activation costs in a like amount and amortized these revenues and costs over the average life of the Company's subscribers. The existing deferred revenue and costs at July 1, 2003 will continue to be amortized along with that portion of activation fees generated by customers outside of distribution channels controlled by the Company. The adoption of the accounting provisions of this abstract did not have a material impact on the Company's results of operations, financial position or cash flows.

In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for guarantees issued after December 31, 2002, while the disclosure requirements were effective for financial statements for periods ending after December 15, 2002. At December 31, 2003, the Company

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

had not entered into any material arrangement that would be subject to the disclosure requirements of FIN 45. The Company adoption of FIN 45 did not have a material impact on the Company's consolidated financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51." The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). This new model for consolidation applies to an entity which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. For VIEs created prior to January 1, 2004, the Revised Interpretations must be applied no later than the quarter ended March 31, 2004. The Revised Interpretations must be applied to all VIEs created after January 1, 2004. Because the Company does not believe that it has affiliations with any VIEs, this standard will not have a material impact on the Company's consolidated financial statements.

4.	MERGERS AND ACQUISITIONS

The Company completed the acquisitions of three PCS affiliates of Sprint during the first quarter of 2001. On February 14, 2001, the Company completed its acquisitions of Roberts Wireless Communications, L.L.C. ("Roberts") and Washington Oregon Wireless, LLC ("WOW"). On March 30, 2001, the Company completed its acquisition of Southwest PCS Holdings, Inc. ("Southwest"). Each of these transactions was accounted for under the purchase method of accounting and the results of the acquired companies are included in these consolidated financial statements from the date of acquisition.

The merger consideration in the Roberts acquisition consisted of 13.5 million shares of the Company's common stock and approximately $4.0 million in cash. The Company also assumed the net debt of Roberts in the transaction, which amounted to approximately $57 million as of February 14, 2001.

The merger consideration in the WOW acquisition consisted of 6.05 million shares of the Company's common stock and approximately $12.5 million in cash. The Company also assumed the net debt of WOW in the transaction, which amounted to approximately $31 million as of February 14, 2001.

The merger consideration in the Southwest acquisition consisted of 11.1 million shares of the Company's common stock and approximately $5.0 million in cash. The Company also assumed the net debt of Southwest in the transaction, which amounted to approximately $81 million as of March 30, 2001.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

The Company obtained independent valuations of Roberts, WOW and Southwest to allocate the purchase price. The results of the allocations were as follows:

	Roberts	WOW	Southwest	Total
Consideration:
Common stock issued	$291,060	$130,438	$123,543	$545,041
Stock options granted	1,134	—	—	1,134
Cash (including merger related costs)	8,940	15,962	12,715	37,617

Total	301,134	146,400	136,258	583,792

Allocated to:
Current assets	4,545	1,969	5,923	12,437
Property, plant and equipment	53,506	35,732	36,722	125,960
Intangible assets (other than goodwill)	258,300	116,400	187,000	561,700
Liabilities acquired (including deferred taxes)	(185,452)	(85,433)	(152,955)	(423,840)

Goodwill	$170,235	$77,732	$59,568	$307,535

The unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2001 set forth below, presents the results of operations as if the acquisitions had occurred at the beginning of the period and are not necessarily indicative of future results or actual results that would have been achieved had these acquisitions occurred as of the beginning of the period.

For the year ended December 31,
2001
(unaudited)
Total revenues	$376,061

Loss before income tax benefit	$(251,600)
Income tax benefit	88,258

Net loss	$(163,342)

5.	ACCOUNTS RECEIVABLE

Customer accounts receivable — Customer accounts receivable represent amounts owed to the Company by subscribers for PCS service. The amounts presented in the consolidated balance sheets are net of an allowance for uncollectible accounts of $6.0 million and $8.5 million at December 31, 2003 and 2002, respectively.

Receivable from Sprint — Receivable from Sprint in the accompanying consolidated balance sheets consists of the following:

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

	December 31,
	2003	2002
Net roaming receivable	$8,589	$5,808
Access and interconnect revenue receivable (payable)	(15)	(188)
Accrued service revenue	2,584	3,345
Customer payments due from Sprint	—	21,136
Service fee refund	6,418	2,475
Other amounts due from Sprint	889	—
	$18,465	$32,576

Net roaming receivable includes net travel revenue due from Sprint related to PCS subscribers based outside of the Company's licensed territory who utilize the Company's portion of the PCS network of Sprint. The travel revenue receivable is net of amounts owed to Sprint related to the Company's subscribers who utilize the PCS network of Sprint outside of the Company's licensed territory. In addition, net roaming receivable also includes amounts due from Sprint which have been collected from other PCS providers for their customers' usage of the Company's portion of the PCS network of Sprint.

Access and interconnect revenue receivable (payable) represents net amounts due from Sprint for calls originated by a local exchange carrier ("LEC") or an interexchange carrier ("IXC") that terminate on the Company's network. Under the Company's affiliation agreements with Sprint, Sprint collects this revenue from other carriers and remits 92% of those collections to the Company. The $15 and $188 amounts owed to Sprint at December 31, 2003 and 2002, respectively, are the result of rate adjustments on previously collected amounts.

On July 3, 2002, the Federal Communications Commission issued a ruling on a dispute between AT&T, as an IXC, and Sprint. This ruling addressed wireless carrier's ability to charge terminating access fees to the IXC for calls terminated on a wireless network indicating that such fees could be assessed; however the IXC would only be obligated to pay such fees if a contract was in place providing for the payment of access charges. As a result of this ruling, Sprint has requested that the Company refund approximately $5.6 million in amounts that had been previously paid to the Company by Sprint related to terminating access fees. The Company paid approximately $1.4 million of this amount to Sprint in November 2003 in connection with the amendments to the Sprint agreements entered into related to the debt exchange discussed in Note 11. Although the Company has contested the refund of the remaining amount, a liability has been recorded in the consolidated financial statements as of December 31, 2003.

Accrued service revenue receivable represents the Company's estimate of airtime usage charges that have been earned but not billed at the end of the period.

Customer payments due from Sprint at December 31, 2002 relate to amounts that had been collected by Sprint at the end of the period which were not remitted to the Company until the subsequent period. Prior to the execution of the amendments to the Company's agreements with Sprint in November 2003 as discussed in Note 16, customer payments were processed daily by Sprint and the Company received its share of such collections on a weekly basis under the terms of the affiliation agreements.

Included in the December 31, 2002 balance of customer payments due from Sprint was $12,209 in amounts that were received by the Company subsequent to year end related to payments that Sprint had collected from customers from April 2000 to December 2002 that had not been passed on to the Company due to the methodology that had been previously used by Sprint to allocate cash received from customers.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

Service fee refund due from Sprint at December 31, 2003 and 2002 related to a refund of fees paid to Sprint for services such as billing and customer care. Under the previous agreements with Sprint, these fees were determined at the beginning of each year based on estimated costs and were adjusted based on actual costs incurred by Sprint in providing the respective services. This process changed effective December 1, 2003 under the new agreements with Sprint as discussed in Note 14.

Other amounts due from Sprint at December 31, 2003 related to amounts owed to the Company for the Company's portion of enhanced 911 charges billed to customers and the Company's portion of certain revenue from resellers of Sprint PCS products and services.

6.	PROPERTY AND EQUIPMENT

	December 31,
	2003	2002
Land and buildings	$12,131	$12,086
Network equipment	572,058	535,672
Vehicles	1,835	1,756
Furniture and office equipment	18,118	18,062

	604,142	567,576
Accumulated depreciation	(187,032)	(122,060)

Subtotal	417,110	445,516

Microwave relocation costs	5,713	5,773
Accumulated amortization	(1,074)	(792)

Subtotal	4,639	4,981

Construction in progress:
Network equipment	11,338	7,673
Leasehold improvements	1,753	776

Subtotal	13,091	8,449

Total	$434,840	$458,946

During the year ended December 31, 2003 and 2002, the Company recorded $2,243 and $1,194, respectively, in impairments of property and equipment. Impairments in 2003 were primarily related to the abandonment of certain network equipment that had become technologically obsolete. Impairments in 2002 were primarily related to the abandonment of a switching facility.

7.	DEBT ISSUANCE COSTS

The Company defers direct costs associated with the issuance of long term debt as well as the execution of amendments to loan agreements. These costs are charged to interest expense over the life of the related debt using the effective interest method. The following table summarizes the activity with respect to debt issuance costs for the years ended December 31, 2003, 2002 and 2001.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

	For the year ended December 31,
	2003	2002	2001
Balance January 1	$33,351	$36,654	$13,108
Costs deferred	2,329	1,351	32,457
Amount charged to interest expense	(4,599)	(4,654)	(3,439)
Costs charged in debt extinguishments	(17,949)	—	(5,472)
Troubled debt restructuring	1,234	—	—
Balance December 31	$14,366	$33,351	$36,654

The costs charged in debt extinguishments in 2003 relate to the portion of deferred loan costs attributable to notes that were tendered in connection with the November 2003 debt exchange discussed in Note 11. This amount was considered in determining the net excess of fair value given to noteholders over the carrying value of debt exchanged (including deferred loan costs) which represents the $1,234 identified as troubled debt restructuring in the above table.

The costs charged in debt extinguishments in 2001 relate to net deferred loan costs associated with a previous credit facility that were charged to expense upon the early termination of that facility in 2001.

8.	GOODWILL AND INTANGIBLE ASSETS

In connection with the acquisitions completed during 2001 discussed in Note 4, the Company allocated portions of the respective purchase prices to identifiable intangible assets consisting of (i) the value of the Sprint agreements in place at the acquired companies and (ii) the value of the subscriber base in place at the acquired companies. In addition to the identifiable intangibles, goodwill was recorded in the amount by which the purchase price exceeded the fair value of the net assets acquired including identified intangibles.

The value assigned to the Sprint agreements is being amortized using the straight-line method over the remaining original terms of the agreements that were in place at the time of acquisition or approximately 17.6 years. The value assigned to the subscriber bases acquired is being amortized using the straight-line method over the estimated life of the acquired subscribers or approximately 3 years.

The Company adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002. SFAS No. 142 primarily addresses the accounting for goodwill and intangible assets subsequent to their initial recognition. The provisions of SFAS No. 142 (i) prohibit the amortization of goodwill and indefinite-lived intangible assets, (ii) require that goodwill and indefinite-lived intangible assets be tested annually for impairment (and in interim periods if certain events occur indicating that the carrying value may be impaired), (iii) require that reporting units be identified for the purpose of assessing potential future impairments of goodwill and (iv) remove the forty year limitation on the amortization period of intangible assets that have finite lives. As of December 31, 2001, the Company had recorded $15.9 million in accumulated amortization of goodwill. Upon the adoption of SFAS No. 142 the amortization of goodwill was discontinued. A purchase price allocation adjustment of $1,718 was recorded in the first quarter of 2002 which reduced goodwill by that amount.

SFAS No. 142 requires that goodwill and indefinite-lived intangible assets be tested annually for impairment using a two-step process. The first step is to identify a potential impairment by comparing the fair value of reporting units to their carrying value and, upon adoption, must be measured as of the beginning of the fiscal year. As of January 1, 2002, the results of the first step indicated no potential impairment of the Company's goodwill. The Company will perform this assessment annually and the first such assessment was done as of July 31, 2002.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

The annual assessment as of July 31, 2002 was performed with the assistance of a nationally recognized appraisal firm. In performing the evaluation, the appraisal firm used information from various sources including, but not limited to, current stock price, transactions involving similar companies, the business plan prepared by management and current and past operating results of the Company. The appraisal firm used a combination of the guideline transaction approach, the discounted cash flow approach and the public price approach to determine the fair value of the Company which had been determined to be the single reporting unit. The guideline transaction approach used a sample of recent wireless service provider transactions to determine an average price per POP and price per customer. The discounted cash flow approach used the projected discounted future cash flows and residual values of the Company to determine the indicated value of invested capital. The public price approach was based on the market price for Alamosa Holdings publicly traded equity securities along with an estimated premium for control. This was combined with the carrying value of the Company's debt securities to arrive at the indicated value of invested capital. The results of this valuation indicated that the fair value of the reporting unit was less than the carrying amount.

Based on the indicated impairment resulting from this valuation, the Company proceeded to the second step of the annual impairment testing which involves allocating the fair value of the reporting unit to its identifiable assets and liabilities as if the reporting unit had been acquired in a business combination where the purchase price is considered to be the fair value of the reporting unit. Any unallocated purchase price is considered to be the implied fair value of goodwill. The second step of this impairment test indicated that goodwill had no value and an impairment charge of $291,635 was recorded in the third quarter of 2002. This impairment charge is included as a separate line item in the consolidated statements of operations for the year ended December 31, 2002.

The impairment of goodwill discussed above was deemed to be a "triggering event" requiring impairment testing of the Company's other long-lived assets, including intangibles, under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." In performing this test, assets are grouped according to identifiable cash flow streams and the undiscounted cash flow over the life of the asset group is compared to the carrying value of the asset group. No additional impairment was recorded as a result of this test.

The trends in the wireless telecommunications industry that drove the Company's decision to launch an exchange offer for its publicly traded debt in 2003 as discussed in Note 11 were deemed to be a "triggering event" again requiring impairment testing of the Company's other long-lived assets, including intangibles. No impairment was recorded as a result of this test.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

Goodwill and intangible assets consist of:

	December 31, 2003	December 31, 2002

Goodwill	$—	$—

Intangible assets:
Sprint affiliation and other agreements	$532,200	$532,200
Accumulated amortization	(85,692)	(55,458)

Subtotal	446,508	476,742

Subscriber base acquired	29,500	29,500
Accumulated amortization	(27,654)	(17,821)

Subtotal	1,846	11,679

Intangible assets, net	$448,354	$488,421

Amortization expense related to intangible assets was $40,067, $40,419 and $32,860 for the years ended December 31, 2003, 2002 and 2001, respectively.

Aggregate amortization expense relative to intangible assets for the periods shown will be as follows:

Year ended December 31,
2004	$32,079
2005	30,234
2006	30,234
2007	30,234
2008	30,234
Thereafter	295,339
$448,354

The following tables present net loss as if the provisions of SFAS No. 142 had been adopted January 1, 2001:

	For the year ended December 31,
	2003	2002	2001
Reported net loss	$(83,292)	$(402,762)	$(147,423)
Add back: goodwill amortization	—	—	15,899
Adjusted net loss	$(83,292)	$(402,762)	$(131,524)

9.	LEASES

Operating leases — The Company has various operating leases, primarily related to rentals of tower sites and offices. These leases range from 5 to 10 years in length and generally provide for annual rent escalation based on pre-determined amounts or percentages. The estimated increases in

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

rent are being recognized over the term of the leases using the straight-line method. Rental expense was $33,358, $33,520 and $26,548 for 2003, 2002 and 2001, respectively. At December 31, 2003, the aggregate minimum rental commitments under noncancelable operating leases for the periods shown are as follows:

Years:
2004	$30,952
2005	31,103
2006	31,835
2007	32,426
2008	32,396
Thereafter	63,868

Total	$222,580

Capital leases — Capital leases consist of leases for rental of retail space and switch usage. The net present value of the leases was $1,293 and $2,419 at December 31, 2003 and 2002, respectively, and was included in property and equipment. Accumulated amortization recorded under these leases was $812 and $570 at December 31, 2003 and 2002, respectively. At December 31, 2003 the future payments under capital lease obligations, less imputed interest, are as follows:

Years:
2004	$596
2005	170
2006	150
2007	144
2008	145
Thereafter	599

Total minimum lease payments	1,804
Less: imputed interest	(511)

Present value of minimum lease payments	1,293
Less: current installments	(481)

Long-term capital lease obligations at December 31, 2003	$812

Asset Retirement Obligations — For the Company's leased telecommunications facilities, primarily consisting of cell sites and switch site operating leases and operating leases for retail and office space, the Company has adopted SFAS No. 143, "Accounting for Asset Retirement Obligations," as of January 1, 2003. The obligations associated with the Company's operating leases primarily relate to the restoration of the leased sites to specified conditions described in the respective lease agreements. For purposes of determining the amounts recorded as asset retirement obligations associated with the respective leases, the Company has estimated the costs by type of lease to be incurred upon the termination of the lease for restoration costs, as adjusted for expected inflation. These costs have been discounted back to the origination of the lease using an appropriate discount rate to determine the amount of obligation to be recorded upon the inception of the lease. The liability is accreted up to the

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

expected settlement amount over the life of the lease using the effective interest method. A corresponding asset is recorded at the inception of the lease in the same amount as the asset retirement obligation. This asset is depreciated using the same method and life of similar network assets or leasehold improvements. Upon the adoption of SFAS No. 143 on January 1, 2003, the accretion of asset retirement obligations through December 31, 2002 was recorded in the amount of $402. Additionally, the accumulated depreciation of the related assets of $364 was recorded at that time.

The following table illustrates the activity with respect to asset retirement obligations for the year ended December 31, 2003:

10.	LONG-TERM DEBT

Long-term debt consists of the following:

	December 31,
	2003	2002
Senior Notes:
12 7/8% Senior Discount Notes, net of discount	$5,556	$268,862
12% Senior Discount Notes, net of discount	193,995	—
12½% Senior Notes	11,600	250,000
13 5/8% Senior Notes	2,475	150,000
11% Senior Notes	250,798	—
Total Senior Notes	464,424	668,862

Senior Secured Credit Facility	200,000	200,000

Total Debt	664,424	868,862
Less current maturities	—	—
Long term debt, excluding current maturities	$664,424	$868,862

SENIOR NOTES

12 7/8% Senior Discount Notes — The 12 7/8% Senior Discount Notes were issued in December 1999, mature February 15, 2010, carry a coupon rate of 12 7/8% and provide for interest deferral through February 15, 2005. The 12 7/8% Senior Discount Notes will accrete to their $6,389 face amount by February 8, 2005, after which, interest will be paid in cash semiannually.

12% Senior Discount Notes — The 12% Senior Discount Notes were issued in November 2003 in connection with the debt exchange discussed in Note 11. The 12% Senior Discount Notes mature July 31, 2009, carry a coupon rate of 12% and provide for interest deferral through July 31, 2005. The 12% Senior Discount Notes will accrete to their $233 million face amount by July 31, 2005, after which, interest will be paid in cash semiannually.

12½% Senior Notes — The 12½% Senior Notes were issued in January 2001, mature February 1, 2011 and carry a coupon rate of 12½%, payable semiannually on February 1 and August 1.

Approximately $59.0 million of the proceeds of the 12½% Senior Notes Offering were used by Alamosa (Delaware) to establish a security account (with cash or U.S. government securities) to secure on a pro rata basis the payment obligations under the 12½% Senior Notes and the 12 7/8% Senior Discount Notes. As of December 31, 2003, all of the escrowed proceeds had been used in connection with payment of cash interest.

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13 5/8% Senior Notes — The 13 5/8% Senior Notes were issued in August 2001, mature August 15, 2011 and carry a coupon rate of 13 5/8% payable semiannually on February 15 and August 15. Approximately $39.1 million of the proceeds of the 13 5/8% Senior Notes were used by Alamosa (Delaware) to establish a security account to secure on a pro rata basis the payment obligations under all of the Company's unsecured borrowings. As of December 31, 2003, all of the escrowed proceeds had been used in connection with payment of cash interest.

11% Senior Notes — The 11% Senior Notes were issued in November 2003 in connection with the debt exchange discussed in Note 11. The 11% Senior Notes mature July 31, 2010 and carry a coupon rate of 11%, payable semiannually on January 31 and July 31.

Significant terms of the senior notes include:

•	Ranking — The senior unsecured obligations of Alamosa (Delaware) are equal in right of payment to all future senior debt of Alamosa (Delaware) and senior in right of payment to all future subordinated debt of Alamosa (Delaware).

•	Guarantees — The senior unsecured obligations will rank equally with all existing and future senior debt and senior to all existing and future subordinated debt. The obligations are fully and unconditionally, jointly and severally guaranteed on a senior subordinated, unsecured basis, by all the existing and any future restricted subsidiaries of Alamosa (Delaware) with the exception of Alamosa Delaware Operations, LLC, a wholly owned subsidiary of Alamosa (Delaware). Additionally, the 12 7/8% Senior Discount Notes, the 12½% Senior Notes and the 13 5/8% Senior Notes are also guaranteed by Alamosa Holdings. The financial statements of Alamosa Holdings, Inc. and financial information related to its guarantor subsidiaries are included in Alamosa Holdings' Form 10-K.

•	OptionalRedemption — The Company may use net proceeds of an equity offering by Alamosa Holdings to redeem up to 35% of the accreted value of the senior notes through the dates and at the redemption prices below.

	Option Through	Redemption Price
12% Senior Discount Notes	July 31, 2006	112.000%
12½% Senior Notes	January 31, 2004	112.500%
13 5/8% Senior Notes	August 15, 2004	113.625%
11% Senior Notes	July 31, 2007	111.000%

Additionally, the senior unsecured obligations contain call options as follows:

	Redemption Price
	12 7/8% Senior Discount Notes	12% Senior Discount Notes	12½% Senior Notes	13 5/8% Senior Notes	11% Senior Notes
	Year Ending February 15,	Year Ending July 31,	Year Ending January 31,	Year Ending August 15,	Year Ending July 31,
2006	106.438%	106.000%	N/A	N/A	N/A
2007	104.292%	103.000%	106.250%	106.813%	105.500%
2008	102.146%	101.500%	104.167%	104.542%	102.750%
2009	100.000%	100.000%	102.083%	102.271%	101.375%
Thereafter	100.000%	100.000%	100.000%	100.000%	100.000%

•	Change of Control — Upon a change of control as defined by the respective offerings, the Company will be required to make an offer to purchase the notes at a price equal to 101% of

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the accreted value for the 12 7/8% Senior Discount Notes and 12% Senior Discount Notes and 101% of the face amount for the 12½% Senior Notes, 13 5/8% Senior Notes and 11% Senior Notes.

•	Restrictive Covenants — The indentures governing the 12% senior discount notes and the 11% senior notes contain covenants that, among other things and subject to important exceptions, limit our ability and the ability of our subsidiaries to incur additional debt, issue preferred stock, pay dividends, redeem capital stock or make other restricted payments or investments as defined by the indentures, create liens on assets, merge, consolidate or dispose of assets, or enter into transactions with affiliates and change lines of business. The indentures contain cross-default provisions relative to other material indebtedness. The indentures governing the 12 7/8% senior discount notes, the 12½% senior notes and the 13 5/8% senior notes, contain no covenant protection with the exception of the restriction on asset sales.

•	Security Agreement — Concurrently with the closing of the 12½% Senior Notes, Alamosa (Delaware) deposited $59.0 million with the collateral agent, to secure on a pro rata basis the payment obligations of Alamosa (Delaware) under the 12½% Senior Notes and the 12 7/8 % Senior Discount Notes. The amount deposited in the security account, together with the proceeds from the investment thereof, will be sufficient to pay when due the first four interest payments on the 12½% Senior Notes. Funds will be released from the security account to make interest payments on the 12½% Senior Notes or the 12 7/8% Senior Discount Notes as they become due, so long as there does not exist an event of default with respect to the 12½% Senior Notes or the 12 7/8% Senior Discount Notes. Approximately $39.1 million of the proceeds of the 13 5/8% Notes Offering were similarly used to establish a security account to secure on a pro rata basis the payment obligations under the 13 5/8% Senior Notes, the 12½% Senior Notes and the 12 7/8% Senior Discount Notes. As of December 31, 2003, all of these escrowed funds had been used for interest payments.

SENIOR SECURED OBLIGATIONS

Senior Secured Credit Facility — On February 14, 2001, the Company, Alamosa Holdings and Alamosa Holdings, LLC, as borrower, entered into a $280 million senior secured credit facility (the "Senior Secured Credit Facility") with Citicorp USA, as administrative agent, and collateral agent, Toronto Dominion (Texas), Inc., as syndication agent; EDC as co-documentation agent; First Union National Bank, as documentation agent, and a syndicate of banking and financial institutions. On March 30, 2001, the Senior Secured Credit Facility was amended to increase the facility to $333 million in relation to the acquisition of Southwest. The Senior Secured Credit Facility was again amended in August 2001 to reduce the maximum borrowing to $225 million consisting of a 7-year senior secured 12-month delayed draw term loan facility of $200 million and a 7-year senior secured revolving credit facility in an aggregate principal amount of up to $25 million.

On September 26, 2002, the Company further amended the Senior Secured Credit Facility, to among other things, modify certain financial and statistical covenants. Under the Senior Secured Credit Facility, interest will accrue, at Alamosa Holdings, LLC's option: (i) at the London Interbank Offered Rate adjusted for any statutory reserves ("LIBOR"), or (ii) the base rate which is generally the higher of the administrative agent's base rate, the federal funds effective rate plus 0.50% or the administrative agent's base CD rate plus 0.50%, in each case plus an interest margin which was initially 4.00% for LIBOR borrowings and 3.00% for base rate borrowings. In connection with the September 26, 2002 amendment, the initial margin was increased to 4.25% for LIBOR borrowings and 3.25% for base rate borrowings. The applicable interest margins are subject to reductions under a pricing grid based on ratios of Alamosa Holdings, LLC's total debt to its earnings before interest, taxes, depreciation and amortization ("EBITDA"). The interest rate margins will increase by an

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

additional 200 basis points in the event Alamosa Holdings, LLC fails to pay principal, interest or other amounts as they become due and payable under the Senior Secured Credit Facility. At December 31, 2003 the interest margin was 4.00% for LIBOR borrowings and 3.00% for base rate borrowings.

The weighted average interest rate on the outstanding borrowings under this facility at December 31, 2003 was 4.69%. Alamosa Holdings, LLC is also required to pay quarterly in arrears a commitment fee on the unfunded portion of the commitment of each lender. The commitment fee accrues at a rate per annum equal to (i) 1.50% on each day when the utilization (determined by dividing the total amount of loans plus outstanding letters of credit under the Senior Secured Credit Facility by the total commitment amount under the Senior Secured Credit Facility) of the Senior Secured Credit Facility is less than or equal to 33.33%, (ii) 1.25% on each day when utilization is greater than 33.33% but less than or equal to 66.66% and (iii) 1.00% on each day when utilization is greater than 66.66%. The Company has entered into derivative hedging instruments to hedge a portion of the interest rate risk associated with borrowings under the Senior Secured Credit Facility as discussed in Note 20.

Alamosa Holdings, LLC is also required to pay a separate annual administration fee and a fee on the aggregate face amount of outstanding letters of credit, if any, under the revolving credit facility.

As of December 31, 2003, Alamosa Holdings, LLC had drawn $200 million under the term portion of the Senior Secured Credit Facility. Any amount outstanding at the end of the 12-month period will amortize quarterly beginning May 14, 2004. The September 26, 2002 amendment placed restrictions on the ability to draw the $25 million revolving portion. The first $10 million can be drawn if cash balances fall below $15 million and the Company substantiates through tangible evidence the need for such advances. The remaining $15 million is available only at such time as the leverage ratio is less than or equal to 5.5 to 1. No advances have been drawn on the revolving portion of the Senior Secured Credit Facility. The revolving portion of the Senior Secured Credit Facility will begin reducing quarterly in amounts to be agreed beginning May 14, 2004.

Loans under the term loan portion of the Senior Secured Credit Facility will be subject to mandatory prepayments from 50% of excess cash flow for each fiscal year commencing with the fiscal year ending December 31, 2003, 100% of the net cash proceeds (subject to exceptions and reinvestment rights of asset sales or other dispositions, including insurance and condemnation proceeds) of sales of property by Alamosa (Delaware) and its subsidiaries, and 100% of the net proceeds of issuances of debt obligations of Alamosa (Delaware) and its subsidiaries (subject to exceptions). After the term loans are repaid in full, mandatory prepayments will be applied to permanently reduce commitments under the revolving portion of the Senior Secured Credit Facility.

All obligations of Alamosa Holdings, LLC under the Senior Secured Credit Facility are unconditionally guaranteed on a senior basis by the Company, Alamosa Holdings and, subject to certain exceptions, by each current and future direct and indirect subsidiary of Alamosa (Delaware), including Alamosa PCS, Inc., Roberts, WOW and Southwest.

The Senior Secured Credit Facility is secured by a first priority pledge of all of the capital stock of Alamosa Holdings, LLC and subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware), as well as a first priority security interest in substantially all of the assets (including all five of the Sprint affiliation agreements with the Company) of Alamosa (Delaware) and, subject to certain exceptions, each current and future direct and indirect subsidiary of Alamosa (Delaware).

The Senior Secured Credit Facility contains customary events of default, including, but not limited to:

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•	the non-payment of the principal, interest and other obligations under the new Senior Secured Credit Facility;

•	the inaccuracy of representations and warranties contained in the credit agreement or the violation of covenants contained in the credit agreement;

•	cross default and cross acceleration to other material indebtedness;

•	bankruptcy;

•	material judgments and certain events relating to compliance with the Employee Retirement Income Security Act of 1974 and related regulations;

•	actual or asserted invalidity of the security documents or guaranties of the Senior Secured Credit Facility;

•	the occurrence of a termination event under the management, licenses and other agreements between any of the Company, WOW, Roberts, Southwest and their subsidiaries and Sprint or a breach or default under the consent and agreement entered into between Citicorp USA, Inc., as administrative agent for the lenders, and Sprint;

•	loss of rights to benefit of or the occurrence of any default under other material agreements that could reasonably be expected to result in a material adverse effect on Alamosa Holdings, LLC;

•	the occurrence of a change of control;

•	any termination, revocation or non-renewal by the FCC of one or more material licenses; and

•	the failure by Alamosa (Delaware) to make a payment, if that could reasonably be expected to result in the loss, termination, revocation, non-renewal or material impairment of any material licenses or otherwise result in a material adverse affect on Alamosa Holdings, LLC.

The Senior Secured Credit Facility contains numerous affirmative and negative covenants customary for credit facilities of a similar nature, including, but not limited to, negative covenants imposing limitations on the ability of Alamosa (Delaware), Alamosa Holdings, LLC and their subsidiaries, and as appropriate, Superholdings, to, among other things (i) declare dividends or repurchase stock; (ii) prepay, redeem or repurchase debt; (iii) incur liens and engage in sale-leaseback transactions; (iv) make loans and investments; (v) incur additional debt, hedging agreements and contingent obligations; (vi) issue preferred stock of subsidiaries; (vii) engage in mergers, acquisitions and asset sales; (viii) engage in certain transactions with affiliates; (ix) amend, waive or otherwise alter material agreements or enter into restrictive agreements; and (x) alter the businesses they conduct.

Pursuant to the Senior Secured Credit Facility, the Company is required to maintain a minimum cash balance of $10 million, and future draws are conditioned, among other things, on the Company maintaining a ratio of senior debt to net property and equipment that does not exceed 1 to 1. The Company is also subject to covenants with respect to the ratio of EBITDA to total cash interest expense. Alamosa (Delaware) is also subject to the following financial and statistical covenants:

•	ratio of senior debt to EBITDA;

•	ratio of total debt to EBITDA;

•	ratio of EBITDA to total fixed charges (the sum of debt service, capital expenditures and taxes); and

•	ratio of EBITDA to pro forma debt service.

Unless waived by the Senior Secured Credit Facility lenders, the failure of the Company, Alamosa Holdings, LLC and their subsidiaries to satisfy or comply with any of the financial or other

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   — (CONTINUED)
(dollars in thousands, except as noted)

covenants, or the occurrence of an event of default under the Senior Secured Credit Facility, will entitle the lenders to declare the outstanding borrowings under the Senior Secured Credit Facility immediately due and payable and exercise all or any of their other rights and remedies. Any such acceleration or other exercise of rights and remedies would likely have a material adverse effect on the Company, Alamosa Holdings, Alamosa Holdings, LLC and their subsidiaries.

Consent and Agreement for the Benefit of the Holders of the Senior Secured Credit Facility

Sprint entered into a consent and agreement with Citicorp, that modifies Sprint's rights and remedies under the Company's affiliation agreements with Sprint, for the benefit of Citicorp and the holders of the Senior Secured Credit Facility and any refinancing thereof. The consent and agreement with Citicorp generally provides, among other things, Sprint's consent to the pledge of substantially all of the Company's assets, including the Company's rights in its affiliation agreements with Sprint, and that the Company's affiliation agreements with Sprint generally may not be terminated by Sprint until the Senior Secured Credit Facility is satisfied in full pursuant to the terms of the consents and agreement.

Subject to the requirements of applicable law, so long as the Senior Secured Credit Facility remains outstanding, Sprint has the right to purchase the Company's operating assets or the partnership interests, membership interests or other equity interests of its operating subsidiaries, upon Sprint's receipt of notice of an acceleration of the Senior Secured Credit Facility, under certain terms.

If Sprint does not purchase the Company's operating assets or the partnership interests, membership interests or other equity interests of the Company's operating subsidiaries after an acceleration of the obligations under the Senior Secured Credit Facility, then the administrative agent may sell the operating assets or the partnership interests, membership interests or other equity interests of the Company's operating subsidiaries.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

DEBT ISSUANCE SUBSEQUENT TO YEAR END

In January 2004, Alamosa (Delaware) completed an offering of $250 million aggregate principal amount of senior notes. The notes mature January 31, 2012 and carry a coupon rate of 8½% payable semiannually on January 31 and July 31 beginning July 31, 2004. The proceeds of this offering were used to permanently repay the outstanding borrowings under the term portion of the Senior Secured Credit Facility and to terminate the facility, including the undrawn revolving credit facility. The remaining proceeds of $42.1 million, after offering costs, will be used for general corporate purposes.

Due to the fact that the Senior Secured Credit Facility was refinanced on a long-term basis subsequent to year end, the entire balance outstanding at December 31, 2003 has been classified as long term in the consolidated balance sheet. Additionally, with the termination of the Senior Secured Credit Facility, the Company has no principal payments due in the next five years.

11.    DEBT EXCHANGE

In an effort to proactively manage its capital structure and align it with recent operating trends in the wireless telecommunications industry, the Company launched an offer to exchange its publicly traded debt on September 12, 2003. The offer, as amended on October 15, 2003 (as so amended, the "Exchange Offer"), sought to exchange all of the Company's existing 12 7/8% Senior Discount Notes, 12½% Senior Notes and 13 5/8% Senior Notes for a combination of new notes and convertible Alamosa Holdings preferred stock. The Exchange Offer was successful and closed on November 10, 2003.

Holders of the 12 5/8% Senior Discount Notes due 2010 (the "Discount Notes") who tendered their Discount Notes received, for each $1 accreted amount of the Discount Notes tendered, as of the expiration of the Exchange Offer, (1) $0.65 in original issue amount of new 12% Senior Discount Notes due 2009 (the "New Discount Notes") and (2) one share of series B preferred stock of Alamosa Holdings with a liquidation preference of $250 per share (the "Preferred Stock").

Holders of the 12½% Senior Notes due 2011 and the 13 5/8% Senior Notes due 2010 (collectively, the "Old Cash Pay Notes" and, together with the Discount Notes, the "Old Notes") who tendered their Old Cash Pay Notes received, for each $1 principal amount of the Old Cash Pay Notes tendered, (1) $0.65 in principal amount of new 11% Senior Notes due 2010 (the "New Cash Pay Notes" and together with the New Discount Notes, the "New Notes") and (2) one share of Preferred Stock.

Fractional shares of Preferred Stock were not issued under the Exchange Offer and New Notes were issued only in denominations that are integral multiples of $1. With respect to any holder of Old Notes who would otherwise have received a fractional share of Preferred Stock or New Notes in an amount that was not an integral multiple of $1, the Company substituted a cash payment equal to the liquidation preference allocable to the fractional share of Preferred Stock or the amount by which the amount of New Notes was reduced. The total of these fractional payments was $104.

Upon the expiration and closing of the exchange Offer on November 10, 2003, the Company had received tenders from existing noteholders amounting to $343.6 million or 98 percent of the Discount Notes, $238.4 million or 95 percent of the 12½% Senior Notes and $147.5 million or 98 percent of the 13 5/8% Senior Notes. The consummation of the Exchange Offer was accounted for under the provisions of SFAS No. 15, "Accounting by Debtors and Creditors for Troubled Debt Restructurings." In accordance with the provisions of SFAS No. 15, the New Notes and Preferred Stock were recorded at fair value. The excess of the fair value of the New Notes and Preferred Stock over the carrying value of the existing debt tendered by noteholders of $1,234 has been recorded in debt issuance costs and will be amortized to interest expense over the life of the New Notes due to the fact that the total cash flows associated with the New Notes exceeds the carrying value of the Old Notes. The net excess fair value of consideration of $1,234 discussed herein is comprised of debt issuance costs related to the

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

notes that were tendered in the amount of $17,949 reduced by deferred future cash interest payments on the New Notes in the amount of $16,715. The net amount is included in debt issuance costs in the consolidated balance sheet and will be amortized as an adjustment to interest expense related to the New Notes over the life of the New Notes using the effective interest method.

In contemplation of the Exchange Offer, Alamosa (Delaware), on September 11, 2003, amended the terms of the respective indentures governing its existing 12 7/8% Senior Discount Notes, 12½% Senior Notes and 13 5/8% Senior Notes to add Alamosa Holdings as a guarantor under the indentures. The Company further amended the indentures governing these notes on October 29, 2003, after receiving the requisite consents from the holders of the notes, to eliminate substantially all covenant protection under such indentures.

12.    STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of preferred stock, $0.01 par value, of which no shares have been issued. The Company is authorized to issue 9,000 shares of common stock, $0.01 par value of which 100 shares are issued and outstanding at December 31, 2003. All outstanding common stock of the Company is held by Alamosa Holdings.

13.    INCOME TAXES

The Company is included in the consolidated tax return of Alamosa Holdings.

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31,
	2003	2002	2001
Current:
U.S. Federal	$—	$—	$—
Foreign	—	—	—
State	—	—	—
Total current expense	—	—	—
Deferred:
U.S. Federal	(10,967)	(58,938)	(70,808)
Foreign	—	—	—
State	(563)	(8,148)	(9,633)
Total deferred expense (benefit)	(11,530)	(67,086)	(80,441)
Total income taxes expense (benefit)	$(11,530)	$(67,086)	$(80,441)

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2003	2002
Deferred tax assets:
Net operating loss carryforwards	$182,710	$170,791
Original issue discount	40,928	30,045
Non-cash compensation	1,770	1,728
Start-up expenses	153	472
Deferred rent	1,628	1,898
Bad debt allowance	2,340	3,468
Capitalized loan costs	1,670	2,593
Cancellation of indebtedness	6,201	--
Other comprehensive income	275	916
Other	1,570	1,295
Gross deferred tax assets	239,245	213,206

Deferred Tax liabilities:
Intangible assets	166,339	185,600
Depreciation	57,395	45,802
Other	3,049	3,510
Net deferred tax assets (liabilities)	12,462	(21,706)
Valuation allowance	(23,269)	—
Deferred tax balance	$(10,807)	$(21,706)

The net deferred tax asset was fully reserved as of December 31, 2000 because of uncertainty regarding the Company's ability to recognize the benefit of the asset in future years. In connection with the acquisitions in 2001 discussed in Note 4, a significant deferred tax liability was recorded. The reversal of the timing differences which gave rise to the deferred tax liability will allow the Company to benefit from the deferred tax assets. As such, the valuation allowance was released in 2001 with a corresponding reduction to goodwill associated with the acquisitions. The valuation allowance increased in 2003 by $23,269 as the Company adjusted the valuation allowance to reflect deferred tax assets at the amounts expected to be realized.

The provision for income taxes is different than the amount computed using the applicable statutory federal income tax rate due to the differences summarized below:

	Year Ended December 31,
	2003	2002	2001
Federal tax benefit at statutory rate	(35.00)%	(35.00)%	(35.00)%
Goodwill impairment	—%	21.70%	—%
Other permanent differences	0.89	0.11	2.50
State taxes	(2.88)	(1.13)	(2.79)
Valuation allowance	24.54	—	—
Other	0.29	0.06	(0.01)
Provision (benefit) for income taxes	(12.16)%	(14.26)%	(35.30)%

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
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The Company is included in the consolidated federal tax return of Alamosa Holdings.

As of December 31, 2003, the Company has available federal net operating loss carryforwards totaling approximately $493 million which expire beginning in 2020. In addition, the Company has available state net operating loss carryforwards totaling approximately $16 million which expire beginning in 2005. Utilization of net operating loss carryforwards may be limited by ownership changes which could occur in the future.

14.    SPRINT AGREEMENTS

In accordance with the Company's affiliation agreements with Sprint, Sprint provides the company various services including billing, customer care, collections and inventory logistics. In addition, Sprint bills the Company for various pass-through items such as commissions to national retail merchants, handset subsidies on handsets activated in the Company's territory but not sold by the Company and long distance charges.

In connection with the debt exchange discussed in Note 11, the Company executed amendments to its affiliation agreements with Sprint. The amendments, among other things, established fixed per subscriber costs for services that the Company purchases from Sprint through December 31, 2006 in the form of two new fees. The amendments created a new combined service bureau fee, which consolidates numerous fees that were previously settled separately, for back office services such as billing and customer care. The combined service bureau fee was set at $7.70 per average subscriber per month through December 31, 2006 and will be recorded in costs of services and operations in the consolidated statement of operations. The amendments also created a new per-activation fee, which consolidates numerous fees that were previously settled separately, for marketing services, such as subscriber activation and handset logistics. The per-activation fee will be calculated as 5% of Sprint PCS' most recently reported cost per gross addition and is applied to the actual number of gross subscriber activations the Company experiences on a monthly basis through December 31, 2006. The per-activation fee will be recorded in selling and marketing expenses in the consolidated statement of operations.

In addition to the new fees, the amendments changed the methodology used for settling cash received from subscribers. Historically, actual weekly cash receipts were passed through to the Company by Sprint based on a calculation of an estimate of the portion of that cash related to the Company's activity. Under the new methodology, the Company receives its portion of billed revenue less actual written off accounts in the month subsequent to billing regardless of when Sprint collects the cash from the subscriber. The provisions of the amendments became effective on December 1, 2003 and the Company has the right to evaluate subsequent amendments to the affiliation agreements of other similarly situated PCS Affiliates of Sprint and adopt the provisions of those amendments if the Company elects to do so.

In addition to the fees discussed above, the Company pays Sprint an affiliation fee equal to 8% of billed revenue as it is defined in the affiliate agreements.

Expenses reflected in the consolidated statements of operations related to the Sprint affiliation agreements are:

	Year Ended December 31,
	2003	2002	2001
Cost of service and operation	$217,531	$219,866	$152,724
Cost of products sold	59,651	50,974	53,911
Selling and marketing	46,294	46,132	27,421
Total	$323,476	$316,972	$234,056

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
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In connection with the billing services provided to the Company by Sprint, the Company relies on Sprint to provide information as to monthly billing activity relative to all subscriber revenues. In addition, Sprint provides the information utilized for the settlement of all roaming revenue.

The Company relies upon Sprint as a service provider to provide accurate information for the settlement of revenue and expense items. The Company makes estimates used in connection with the preparation of financial statements based on the financial and statistical information provided by Sprint. The Company assesses the accuracy of this information through analytic review and reliance on the service auditor report on Sprint's internal control processes prepared by Sprint's external service auditor. Inaccurate or incomplete data from Sprint in connection with the services provided to the Company by Sprint could have a material effect on the Company's financial position, results of operation or cash flow.

15.    RELATED PARTY TRANSACTIONS

Agreements with Tech Telephone Company — The Company entered into a telecommunications service agreement with Tech Telephone Company Limited Partnership ("TechTel") to install and provide telecommunications lines between Sprint PCS and the Company's Lubbock-based operations and between the Company's Lubbock-based operations and other markets. TechTel was a limited partnership whose general partner was an entity controlled by the CEO of the Company. The original term of the agreement is three years, but the agreement automatically renews upon expiration for additional successive 30-day terms by either party. The Company has also entered into a distribution agreement with TechTel, authorizing it to become a third party distributor of Sprint PCS products and services for the Company in Lubbock, Texas. The total amount paid for these contracts was $902, $1,157 and $1,315 during the years ended December 31, 2003, 2002 and 2001, respectively. The amounts included in accounts payable relative to these contracts were $89 and $89 at December 31, 2003 and 2002, respectively. TechTel was sold to an unrelated third party in October 2002.

Agreements with Messrs. Michael V. Roberts and Steven C. Roberts

In connection with the acquisition of Roberts, the Company entered into a number of arrangements with Messrs. Michael V. Roberts and Steven C. Roberts and certain companies affiliated with them as described in more detail below. Michael V. Roberts and Steven C. Roberts became directors of the Company in February 2001.

Joint Venture Development Agreement — On October 30, 2000, the Company entered into a joint venture development agreement with Messrs. Michael V. Roberts and Steven C. Roberts. Pursuant to the agreement, if either Mr. Michael V. Roberts or Mr. Steven C. Roberts undertakes an international telecommunications business venture and desires for the Company to be involved in that project, then before either Mr. Michael V. Roberts or Mr. Steven C. Roberts enters into a letter of intent or binding agreement of any nature with another person regarding the project, they must give the Company written notice. The Company has 60 days to notify them of its desire to participate in the project. During such 60-day period, the Company has the exclusive right with respect to the project. Promptly after the Company gives a notice of participation, the Company and either Mr. Michael V. Roberts or Mr. Steven C. Roberts must form a project entity and execute an agreement setting forth the terms, covenants, conditions and provisions for the purpose, ownership, management, financing and operation of the project. Unless the Company and either Mr. Michael V. Roberts or Mr. Steven C. Roberts agree to a different arrangement, the Company will have a 50% interest in each project entity and will have full managerial control of each project entity. Except as described above, neither the Company nor Messrs. Michael V. Roberts and Steven C. Roberts is obligated to bring to the other any opportunity to participate in a project or any activity, domestic or international.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

Consulting Agreements — On January 29, 2001, the Company entered into five-year consulting agreements with each of Messrs. Michael V. Roberts and Steven C. Roberts. The consulting agreements provide each of them with an annual compensation of $125, which is paid monthly.

Right of First Negotiation Agreement — On February 14, 2001, the Company entered into a right of first negotiation agreement with Roberts Tower which grants Roberts Tower a right to negotiate tower leases on a "build-to-suit" basis with the Company's present and future territory. During the term of the agreement, whenever the Company or one of its subsidiaries is required to "build-to-suit" communications towers within the present or future territories in which the Company operates, the Company must notify Roberts Tower and Roberts Tower will have the exclusive right for a period of 30 days to negotiate with the company to provide such towers. After such 30-day period, if the Company has not reached an agreement with Roberts Tower, the Company may obtain such tower sites from other third parties. The term of this agreement is five years.

Resale Agreement — On February 14, 2001, the Company entered into a resale agreement with Messrs. Michael V. Roberts and Steven C. Roberts which permits Messrs. Michael V. Roberts and Steven C. Roberts to buy air time at a discount for resale on a basis no less favorable than any other similar agreement to which the Company may be a party. Messrs. Michael V. Roberts and Steven C. Roberts may resell such airtime anywhere such resales are permitted under applicable law. Any arrangement between the Company and Messrs. Michael V. Roberts and Steven C. Roberts for resales and use of air time will be subject to all required approvals of Sprint, Sprint Spectrum and Sprint PCS and/or any other applicable Sprint entities.

Master Lease Agreement — On February 14, 2001, Roberts and Roberts Tower entered into a master lease agreement which provides for the lease from Roberts Tower by Roberts of certain buildings, towers, tanks and/or improvements thereon for the purpose of installing, operating and maintaining communications facilities and services thereon. The initial term of the master lease agreement expires in February 2006, and Roberts has the right to extend the initial term of the lease for four additional terms of five years each. The agreement provides for monthly payments aggregating to approximately $17 per tower per year at inception, subject to an annual adjustment of 4% per annum. Roberts subsequently assigned all of its right, title and interest in the master lease agreement to its wholly owned subsidiary, Alamosa Missouri Properties, LLC (formerly Roberts Wireless Properties, L.L.C.). During the years ended December 31, 2003, 2002 and 2001, $2,785, $2,688 and $2,264, respectively, in rental expense was recorded under this agreement.

In addition to the specific agreements discussed above, the Company paid $287, $346 and $361 in 2003, 2002 and 2001, respectively, to Roberts Tower for other items including the lease of retail space and switching facility space.

Other related party transactions — On December 28, 1998, the Company entered into a long-term agreement to lease space for a retail store in Lubbock, Texas with Lubbock HLH, Ltd., principally owned by one of the Company's directors and the general manager of South Plains Advance Communications & Electronics, Inc. ("SPACE"). SPACE is a stockholder of the Company. This lease has a term of 15 years and provides for monthly payments subject to adjustment based on the Consumer Price Index on the first day of the sixth lease year and on the first day of the eleventh lease year. During the years ended December 31, 2003, 2002 and 2001, $110 per year in rental expense was recorded in connection with this lease. No amount was payable at December 31, 2003. In addition to rental, $24, $20 and $38 was paid to Lubbock HLH, Ltd. in 2003, 2002 and 2001, respectively for taxes and other expenses related to the leased property.

16.    EMPLOYEE BENEFITS

Effective July 1, 2000, the Company formed the Alamosa PCS Contributions Savings Plan ("Company Plan"), a defined contribution employee savings plan sponsored by the Company under

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

Section 401(k) of the Internal Revenue Code. During the years ended December 31, 2003, 2002 and 2001, the Company made contributions of $653, $1,058 and $900, respectively to the Company Plan.

In connection with the acquisition of WOW discussed in Note 4, employees who were formerly employees of WOW continue to participate in the Washington Oregon Wireless 401(k) Savings & Investment Plan, a defined contribution employee savings plan sponsored by the Company under Section 401(k) of the Internal Revenue Code. During the years ended December 31, 2002 and 2001, the Company made contributions of $36 and $41, respectively, to the WOW plan. Effective December 31, 2002 the WOW plan was merged into the Company Plan.

Effective March 1, 2001, the Company adopted the Alamosa Holdings, Inc. Employee Stock Purchase Plan ("ESPP"). The ESPP provides that eligible employees may contribute up to 10% of their earnings towards the purchase of Company common stock. The employee per share purchase price is 85% of the fair market value of Company shares on (i) the offering date or (ii) the exercise date, whichever is lower. During the years ended December 31, 2003, 2002 and 2001, shares totaling 997,325, 585,191 and 40,706, respectively, were issued in connection with purchases by employees under the ESPP. As of December 31, 2003 and 2002, 1,876,778 and 174,103 shares were reserved for issuance under the ESPP.

17.    STOCK-BASED COMPENSATION

The Company adopted an Incentive Stock Option Plan (the "Plan") effective November 12, 1999, which provides for the granting of either incentive stock options or nonqualified stock options to purchase shares of Alamosa Holdings' common stock and for other stock-based awards to officers, directors and key employees for the direction and management of the Company and to non-employee consultants and independent contractors. At December 31, 2003, options to purchase 4,022,880 shares of common stock were reserved for issuance under the Plan. The compensation committee of the Board of Directors administers the Plan and determines grant prices and vesting periods. Generally, the options under the Plan vest in varying increments over a three to five-year period, expire ten years from the date of grant and are issued at exercise prices no less than 100% of the fair market value of common stock at the time of the grant.

The Company applies APB No. 25, "Accounting for Stock Issued to Employees" and related interpretation, in accounting for its employee stock options. The Company initially recorded unearned compensation totaling $14,963 relative to the intrinsic value of options granted in 1999 and 2000. This amount was being recognized over the vesting period in accordance with FASB Interpretation No. 28 when applicable. Non-cash compensation for 2001 was a negative $916 due to the forfeiture of unvested options. No non-cash compensation was recorded in 2003 or 2002 related to options as all unvested options for which unearned compensation had been recorded were forfeited in 2001.

The weighted-average fair value for all stock options granted in 2003 and 2001 was $1.86 and $9.01 per share, respectively. The weighted-average fair value for stock options granted during 2002 with an exercise price equal to the fair market value at the date of grant ("at the money") was $1.85 per share. The weighted-average fair value for stock options granted during 2002 with an exercise price greater than the fair market value at the date of grant ("out of the money") was $0.23 per share. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

	Year Ended December 31,
	2003	2002	2001
Dividend yield	0%	0%	0%
Expected volatility	130%	106%	81%
Risk-free rate of return	2.5%	3.0%	4.6%
Expected life	4.00 years	4.00 years	4.00 years

The following summarizes activity under the Company's stock option plans:

	Number of Options Year End December 31,			Weighted Average Exercise Price Per Share Year End December 31,
	2003	2002	2001	2003	2002	2001
Options outstanding at beginning of the period	7,868,495	5,505,878	6,788,752	$11.12	$16.55	$16.87
Granted:
At the money	1,665,230	1,370,195	635,061	2.32	2.57	14.87
Out of the money	—	1,500,046	—	—	0.38	—
Exercised	(29,740)	(250)	(15,945)	0.27	3.90	14.95
Canceled/forfeited	(311,551)	(507,374)	(1,901,990)	12.56	15.20	16.85
Options outstanding at the end of the period	9,192,434	7,868,495	5,505,878	$9.51	$11.12	$16.55
Options exercisable at end of the period	7,014,075	4,216,112	2,602,368	$10.75	$14.66	$16.33

The following table summarizes information for stock options at December 31, 2003:

		Outstanding			Exercisable
Range of Exercise Prices		Number of Options	Weighted Average Exercise Price	Remaining Contractual Life	Number of Options	Weighted Average Exercise Price
$0.23	0.33	294,955	$0.30	8.8	206,985	$0.28
0.36	0.53	1,627,776	0.38	8.8	951,892	0.37
0.57	0.84	708,307	0.74	9.1	243,825	0.73
0.96	1.42	335,866	1.21	8.2	157,499	1.30
1.53	1.53	24,000	1.53	9.5	24,000	1.53
3.10	4.01	940,498	3.58	9.7	908,573	3.58
4.99	6.46	458,446	5.03	8.3	345,040	5.01
8.00	10.75	90,787	9.90	7.0	84,107	9.85
12.31	18.44	4,559,799	16.60	5.5	3,986,254	16.63
18.79	26.25	133,000	22.45	6.6	94,500	22.33
28.50	28.50	19,000	28.50	6.3	11,400	28.50
$0.23	28.50	9,192,434	$9.51	7.2	7,014,075	$10.75

18.    FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash, accounts payable, and accrued expenses approximate fair value because of the short maturity of these items.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

The carrying amount of the Senior Secured Credit Facility approximates fair value at December 31, 2003 because the interest rate changes with market interest rates.

Selected information related to the Company's senior notes is a follows:

	December 31,
	2003	2002
Book value	$464,424	$668,862
Fair value	501,413	187,500
Net unrecognized gain (loss)	$(36,989)	$481,362

The Company adopted the provisions of SFAS No. 133, "Accounting for Derivatives and Hedging Activities," effective January 1, 2001. This statement requires that all derivatives be recorded on the balance sheet at fair value. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either recognized in earnings or are recognized in other comprehensive income until the hedged item is recognized in earnings.

In order to manage interest costs and exposure to changing interest rates, the Company enters into interest rate hedges to hedge exposure to variable interest rates on a portion of the Senior Secured Credit Facility. At December 31, 2003, the Company had entered into the following interest rate swaps.

			Fair Value At December 31,
Instrument	Notional	Term	2003	2002
4.9475% Interest rate swap	$21,690	3 years	$(413)	$(1,121)
4.9350% Interest rate swap	$28,340	3 years	(443)	(1,385)
			$(856)	$(2,506)

These swaps are designated as cash flow hedges such that the fair value is recorded as a liability in the consolidated balance sheets with changes in fair value (net of tax) shown as a component of other comprehensive income. The swaps were terminated in January 2004 upon the termination of the Senior Secured Credit Facility as discussed in Note 10.

The Company also maintains an interest rate collar with the following terms:

				Fair Value At December 31,
Notional	Maturity	Cap Strike Price	Floor Strike Price	2003	2002
$28,340	5/15/2004	7.00%	4.12%	$(419)	$(1,112)

This collar does not receive hedge accounting treatment such that the fair value is reflected as a liability in the consolidated balance sheets and the decrease in fair value of $693 has been reflected as a decrease to interest expense for the year ended December 31, 2003. The increase in fair value of $456 has been reflected as an increase to interest expense for the year ended December 31, 2002. The collar was terminated in January 2004 upon the termination of the Senior Secured Credit Facility as discussed in Note 10.

Approximately $2,680, $2,188 and $1,286 in settlements under the above hedging instruments are included in interest expense for the years ended December 31, 2003, 2002 and 2001, respectively.

In addition to the swaps and collar discussed above, the Company purchased an interest rate cap in February 2002 with a notional amount of $5,000 and a strike price of 7.00%. This cap does not

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

receive hedge accounting treatment and the fair value reflected in the consolidated balance sheet is zero. This cap was terminated in January 2004 upon the termination of the Senior Secured Credit Facility as discussed in Note 10.

These fair value estimates were obtained from the institutions the Company entered into the agreements with and are subjective in nature and involve uncertainties and matters of considerable judgment and therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

19.    COMMITMENTS AND CONTINGENCIES

Employment agreements — On October 14, 1998, the then Board of Members of the Company approved an Incentive Ownership Plan. The plan consisted of 3,500 units comprised of 1,200 Series 8, 1,150 Series 15 and 1,150 Series 25 units. The exercise price for each series was based on a pre-defined strike price which increased by an annual rate of 8%, 15% or 25% compounded monthly beginning July 1, 2000. The initial exercise prices were $564.79, $623.84 and $711.88 for Series 8, Series 15 and Series 25 options, respectively. Each unit provided the holder an option to purchase an interest in the Company. Vested units could have been exercised any time from July 1, 2000 to December 31, 2006.

Effective October 1, 1999, the Company entered into a three-year employment agreement with its Chief Executive Officer ("CEO"), and Chairman of the Board. In addition, in December 1999, the Company granted options to the CEO to acquire 242,500 common shares at an exercise price of $1.15 per share which vested immediately prior to the completion of the initial public offering and 1,455,000 shares at an exercise price equal to the initial public offering price which vest 33% per year beginning September 30, 2000. The options expire January 5, 2009. The Company recognized compensation expense of $3,116 related to the 242,500 options issued with an exercise price below the initial public offering price over the options vesting period. No compensation expense was recorded in 2001, 2002 or 2003. The Company entered into a new employment agreement with its CEO and Chairman of the Board on October 1, 2002 as discussed below.

On October 2, 1998, the Company entered into an employment agreement with its then Chief Operating Officer ("COO"). The agreement provided for the granting of stock options in three series. The initial exercise price was determined based on the following formula: $48,500, committed capital at September 30, 1998, multiplied by the percentage interest represented by the option exercised. The exercise price for each series increased by an annual rate of 8%, 15% or 25% compounded monthly beginning at the date of grant as specified by the agreement. Options could be exercised any time from January 1, 2004 to January 5, 2008. The options vested over a three-year period. During 1998, one option from each series was granted under this agreement. The options to acquire membership interests described above were to be exchanged for options in Holdings to acquire an equivalent number of common shares: 242,500 at $1.08 per share, 242,500 at $1.15 per share and 242,500 at $1.25 per share. Effective December 1999, the Company amended the COO's options such that each of the COO's three series of original options were exchanged for two options to acquire a total of 1,697,500 shares of common stock. The first option to acquire 242,500 shares of common stock had a fixed exercise price of $1.15 per share and vested immediately prior to completion of the initial public offering. The second option to acquire 1,455,000 shares of common stock had an exercise price equal to the initial public offering price and vested 25% per year beginning September 30, 2000. The expiration date of all of the COO's options was extended from January 5, 2008 to January 5, 2009. These amendments resulted in a new measurement date. The Company was to record compensation expense totaling $9,341 in connection with these options. This individual left the Company in January 2001 and forfeited all unvested options. As such, compensation expense in 2001 was negative $916 due to the forfeiture of these options. The former COO initiated litigation against the Company in 2002 as discussed under "Litigation" below. No compensation expense was recorded in 2002 or 2003.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

Effective December 1, 1999, the Company entered into a five-year employment agreement with its Chief Financial Officer ("CFO"). In addition, the Company granted the CFO options to purchase 1,455,000 shares at the initial public offering price and that will expire January 5, 2009. There is no compensation cost related to these options. The Company entered into a new employment agreement with its CFO and other executives on October 1, 2002 as discussed below.

Effective October 1, 2002, the Company entered into employment agreements with its CEO, CFO, Chief Technology Officer ("CTO"), Chief Marketing Officer ("CMO") and Senior Vice President of Corporate Finance ("SVP"). The terms of the agreements were five years for the CEO and three years for the other officers. In connection with the execution of these employment agreements, options were granted to the executives to acquire a total of 1,700,000 common shares at an exercise price equal to the fair market value at the date of grant such that no compensation expense was recognized in connection with these options. These options vest over the terms of the respective agreements. Additionally, the agreements provide for subsequent annual option grants during the respective terms of the agreements to acquire common shares totaling 1,715,000 shares. Options granted in 2003 totaled 610,000 shares and were immediately vested. Scheduled grants in years subsequent to 2003 will vest six months from the date of grant.

In addition to the option grants, the respective executives were also awarded a total of 700,000 shares of restricted stock for which the Company received $0.01 per share at the date of grant. These restricted shares vest over a three year period and compensation expense will be recorded during the vesting period totaling $224. These shares are considered issued and outstanding but are excluded from basic and diluted earnings per share as discussed in Note 14.

Effective December 1, 2002, the Company entered into an employment agreement with its Chief Operating Officer ("COO"). The terms of this agreement are similar to the October 1, 2002 agreements entered into with the other officers of the Company. The length of the agreement is three years. In connection with the execution of the agreement, options to acquire 300,000 common shares were awarded with an exercise price equal to the fair market value at the date of grant which will vest over the term of the employment agreement. The employment agreement provides for subsequent annual option grants during the term of the agreement to acquire common shares totaling 375,000 shares. Options granted in 2003 under this agreement totaled 150,000 shares and were immediately vested. Scheduled grants in years subsequent to 2003 will vest six months from the date of grant. Restricted stock totaling 100,000 shares were awarded that vest over a three year period for which the Company received $0.01 per share. Compensation expense of $99 will be recognized over the vesting period.

In January 2004, the Company extended the employment agreements with its CFO, CTO and SVP for an additional year and increased the option grants in those agreements and the agreement with its CEO from 2004 through the end of the respective agreements by 1,645,000 shares.

Litigation — The Company has been named as a defendant in a number of purported securities class actions in the United States District Court for the Southern District of New York, arising out of its initial public offering (the "IPO"). Various underwriters of the IPO also are named as defendants in the actions. The action against the Company is one of more than 300 related class actions which have been consolidated and are pending in the same court. The complainants seek to recover damages and allege, among other things, that the registration statement and prospectus filed with the SEC for purposes of the IPO were false and misleading because they failed to disclose that the underwriters allegedly (i) solicited and received commissions from certain investors in exchange for allocating to them shares of common stock in connection with the IPO, and (ii) entered into agreements with their customers to allocate such stock to those customers in exchange for the customers agreeing to purchase additional Company shares in the aftermarket at pre-determined prices. On February 19, 2003, the Court granted motions by the Company and 115 other issuers to dismiss the claims under

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

Rule 10b-5 of the Exchange Act which had been asserted against them. The Court denied the motions by the Company and virtually all of the other issuers to dismiss the claims asserted against them under Section 11 of the Securities Act. The Company maintains insurance coverage which may mitigate its exposure to loss in the event that this claim is not resolved in the Company's favor.

The issuers in the IPO cases, including the Company, have reached an agreement in principle with the plaintiffs to settle the claims asserted by the plaintiffs against them. Under the terms of the proposed settlement, the insurance carriers for the issuers will pay the plaintiffs the difference between $1 billion and all amounts which the plaintiffs recover from the underwriter defendants by way of settlement or judgment. Accordingly, no payment on behalf of the issuers under the proposed settlement will be made by the issuers themselves. The claims against the issuers will be dismissed, and the issuers and their officers and directors will receive releases from the plaintiffs. Under the terms of the proposed settlement, the issuers will also assign to plaintiffs certain claims which they may have against the underwriters arising out of the issuers IPOs, and the issuers will also agree not to assert certain other claims which they may have against the underwriters, without plaintiffs' consent. The proposed settlement is subject to agreement among the parties on final settlement documents and the approval of the court. Prior to the approval of the court, certain parties have the right to object to the terms of the settlement.

On January 23, 2001, the Company's board of directors, in a unanimous decision, terminated the employment of Jerry Brantley, then President and COO of the Company. On April 29, 2002, Mr. Brantley initiated litigation against the Company and the Chairman of the Company, David E. Sharbutt in the District Court of Lubbock County, Texas, 22nd Judicial District, alleging wrongful termination. In the litigation, Mr. Brantley claims, among other things, that the Company's termination of his employment was without cause under his employment agreement rather than a termination for non-performance. As such, Mr. Brantley's claim seeks money damages for (i) severance pay equal to one year's salary at the time of his termination, (ii) the value of certain unexercised stock options he owned at the time of his termination, (iii) an allegedly unpaid bonus and (iv) exemplary damages, as well as recovery of attorneys' fees and costs. On September 27, 2002, the Court entered an Agreed Order Compelling Arbitration. A panel of three arbitrators was selected. Mr. Brantley's claims against the Company and David Sharbutt, including claims asserted in the Lubbock County lawsuit and in the arbitration, were resolved pursuant to a settlement agreement dated February 6, 2004. The settlement does not materially impact our consolidated financial statements or our operations.

On January 8, 2003 a claim was made against the Company by Southwest Antenna and Tower, Inc. ("SWAT") in the Second Judicial District Court, County of Bernalillo, State of New Mexico, for monies due on an open account. SWAT sought to recover approximately $2.0 million from the Company relative to work performed by SWAT during 2000 for Roberts Wireless Communications, LLC which was acquired by the Company in the first quarter of 2001. This claim was settled for $875,000 during the second quarter of 2003.

In November and December 2003 and January 2004, multiple lawsuits were filed against Alamosa Holdings and David E. Sharbutt, the Company's Chairman and Chief Executive Officer as well as Kendall W. Cowan, the Company's Chief Financial officer. Steven Richardson, the Company's Chief Operating Officer, was also a named defendant in one of the lawsuits. Each claim is a purported class action filed on behalf of a putative class of persons who and/or entities that purchased Alamosa Holdings' securities between January 9, 2001 and June 13, 2002, inclusive, and seeks recovery of compensatory damages, fees and costs. The cases allege violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. Additionally, certain of the suits allege violations of Sections 11, 12(a) and 15 of the Securities Act and seek rescission or rescissory damages in connection with Alamosa Holdings' November 2001 common stock offering. The suits allege, among other things, that Alamosa Holdings' filings with the SEC and press releases issued during the

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

relevant period were false and misleading because they failed to disclose and/or misrepresented that Alamosa Holdings allegedly (i) was increasing its subscriber base by relaxing credit standards for new customers, (ii) had been experiencing high involuntary disconnections from high credit risk customers that allegedly produced tens of millions of dollars of impaired receivables on its financial statements, and (iii) had experienced lower subscription growth due to tightened credit standards that required credit-challenged customers to pay deposits upon the initiation of services. Each lawsuit was filed in the United States District Court for the Northern District of Texas, in either the Lubbock Division or the Dallas Division. On February 27, 2004, the lawsuits were consolidated into one action pending in the United States District Court for the Northern District of Texas, Lubbock Division. The Company believes that the defendants have meritorious defenses to these claims and intend to vigorously defend these actions. No discovery has been taken at this time, and the ultimate outcome is not currently predictable. There can be no assurance that the litigation will be resolved in the defendants' favor and an adverse resolution could adversely affect the Company's financial condition.

On November 26, 2003, Core Group PC filed a claim against Alamosa PCS and four other PCS Affiliates of Sprint in the United States District Court for the District of Kansas alleging copyright infringement related to the designs used in Sprint retail stores. The complainant seeks money damages and an injunction against Alamosa PCS' continued use of the alleged copyrighted designs. The Company is in the process of evaluating this claim.

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters are not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

20.    QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The quarterly results of operations (unaudited) for 2002 and 2003 by quarter are as follows:

	Quarter ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)
2002
Net sales	$128,387	$130,789	$147,428	$149,088
Operating loss	(21,754)	(21,302)	(313,173)	(14,215)
Net loss	(28,133)	(28,736)	(320,847)	(25,046)
2003:
Net sales	$141,108	$155,394	$166,390	$168,158
Operating income (loss)	(10,007)	2,830	3,480	16,554
Net loss	(30,407)	(18,393)	(17,407)	(17,085)

As discussed in Note 8, the Company recorded a charge relative to its first annual impairment test of goodwill under SFAS No. 142 in the third quarter of 2002. The amount of this charge was $291,635 and is reflected in the operating loss for the third quarter of 2002.

21.    GUARANTOR FINANCIAL STATEMENTS

Set forth below are consolidating financial statements of the issuer and guarantor subsidiaries and Alamosa Delaware Operations, LLC which is the Company's non-guarantor subsidiary (the "Non-Guarantor Subsidiary") of the senior notes as of December 31, 2003 and 2002 and for the years ended December 31, 2003, 2002 and 2001. The guarantor subsidiaries are all 100% owned by the Company and the guarantees are full and unconditional. Separate financial statements of each guarantor subsidiary have not been provided because management has determined that they are not material to investors.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

Alamosa Holdings is an additional guarantor with respect to the 12 7/8% senior discount notes, the 12½% senior notes and the 13 5/8% senior notes. Separate financial statements for Alamosa Holdings have not been provided as Alamosa Holdings is a holding company which does not independently generate operating revenue. The consolidated financial statements of Alamosa Holdings are included in its annual report on Form 10-K for the year ended December 31, 2003.

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2003
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$27,542	$70,677	$23	$—	$98,242
Restricted cash	1	—	—	—	1
Customer accounts receivable, net	—	28,034	—	—	28,034
Receivable from Sprint	—	18,465	—	—	18,465
Intercompany receivable	48,805	—	394	(49,199)	—
Receivable from parent	1	—	—	—	1
Inventory	—	7,309	—	—	7,309
Investment in subsidiary	658,874	—	—	(658,874)	—
Prepaid expenses and other assets	194	9,569	—	—	9,763
Deferred customer acquisition costs	—	8,060	—	—	8,060
Deferred tax asset	—	4,572	—	—	4,572
Total current assets	735,417	146,686	417	(708,073)	174,447

Property and equipment, net	—	434,840	—	—	434,840
Debt issuance costs, net	1,718	12,648	—	—	14,366
Intangible assets, net	—	448,354	—	—	448,354
Other noncurrent assets	—	6,393	—	—	6,393
Total assets	$737,135	$1,048,921	$417	$(708,073)	$1,078,400

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Accounts payable	$—	$31,010	$—	$—	$31,010
Accrued expenses	257	37,068	—	—	37,325
Payable to Sprint	—	24,290	—	—	24,290
Interest payable	4,563	790	—	—	5,353
Deferred revenue	—	22,742	—	—	22,742
Intercompany payable	—	49,199	—	(49,199)	—
Current installments of capital leases	—	481	—	—	481
Total current liabilities	4,820	165,580	—	(49,199)	121,201

Capital lease obligations	—	812	—	—	812
Other noncurrent liabilities	—	8,693	—	—	8,693
Deferred tax liability	—	15,379	—	—	15,379
Senior secured debt	—	200,000	—	—	200,000
Senior notes	464,424	—	—	—	464,424
Total liabilities	469,244	390,464	—	(49,199)	810,509

Stockholder's Equity:
Preferred stock	—	—	—	—	—
Common stock	—	—	—	—	—
Additional paid-in capital	1,015,991	—	—	—	1,015,991
LLC member's equity	—	658,457	417	(658,874)	—
Accumulated deficit	(747,425)	—	—	—	(747,425)
Unearned compensation	(145)	—	—	—	(145)
Accumulated other comprehensive loss, net of tax	(530)	—	—	—	(530)
Total stockholder's equity	267,891	658,457	417	(658,874)	267,891
Total liabilities and stockholder's equity	$737,135	$1,048,921	$417	$(708,073)	$1,078,400

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$17,821	$42,681	$23	$—	$60,525
Short term investments	—	—	—	—	—
Restricted cash	34,725	—	—	—	34,725
Customer accounts receivable, net	—	27,926	—	—	27,926
Receivable from Sprint	—	32,576	—	—	32,576
Interest receivable	973	—	—	—	973
Intercompany receivable	93,191	587	394	(94,172)	—
Inventory	—	7,410	—	—	7,410
Investment in subsidiary	656,369	—	—	(656,369)	—
Prepaid expenses and other assets	—	7,239	—	—	7,239
Deferred customer acquisition costs	—	7,312	—	—	7,312
Deferred tax asset	—	5,988	—	—	5,988
Total current assets	803,079	131,719	417	(750,541)	184,674

Notes receivable	—	35,005	—	(35,005)	—
Property and equipment, net	—	458,946	—	—	458,946
Debt issuance costs, net	20,484	12,867	—	—	33,351
Intangible assets, net	—	488,421	—	—	488,421
Other noncurrent assets	—	7,802	—	—	7,802
Total assets	$823,563	$1,134,760	$417	$(785,546)	$1,173,194

LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Accounts payable	$—	$27,203	$—	$—	$27,203
Accrued expenses	3	34,900	—	—	34,903
Payable to Sprint	—	26,903	—	—	26,903
Interest payable	20,685	1,557	—	—	22,242
Deferred revenue	—	18,901	—	—	18,901
Intercompany payable	587	93,585	—	(94,172)	—
Current installments of capital leases	—	1,064	—	—	1,064
Total current liabilities	21,275	204,113	—	(94,172)	131,216

Capital lease obligations	—	1,355	—	—	1,355
Other noncurrent liabilities	—	45,646	—	(35,005)	10,641
Senior secured debt	—	200,000	—	—	200,000
Senior notes	668,862	—	—	—	668,862
Deferred tax liability	—	27,694	—	—	27,694
Total liabilities	690,137	478,808	—	(129,177)	1,039,768

Stockholder's Equity:
Preferred stock	—	—	—	—	—
Common stock	—	485	—	(485)	—
Additional paid-in capital	799,403	1,162,593	(4,000)	(1,158,593)	799,403
Accumulated (deficit) earnings	(664,133)	(505,282)	4,417	500,865	(664,133)
Unearned compensation	(294)	(294)	—	294	(294)
Accumulated other comprehensive income, net of tax	(1,550)	(1,550)	—	1,550	(1,550)
Total stockholder's equity	133,426	655,952	417	(656,369)	133,426
Total liabilities and stockholder's equity	$823,563	$1,134,760	$417	$(785,546)	$1,173,194

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenues:
Subscriber revenues	$—	$452,396	$—	$—	$452,396
Roaming revenues	—	150,772	—	—	150,772

Service revenues	—	603,168	—	—	603,168
Product sales	—	27,882	—	—	27,882
Total revenues	—	631,050	—	—	631,050

Costs and expenses:
Cost of services and operations	—	317,215	—	—	317,215
Cost of products sold	—	59,651	—	—	59,651
Selling and marketing	—	112,626	—	—	112,626
General and administrative expenses	1,123	14,691	—	—	15,814
Depreciation and amortization	—	110,495	—	—	110,495
Impairment of property and equipment	—	2,243	—	—	2,243
Non-cash compensation	—	149	—	—	149
Income (loss) from operations	(1,123)	13,980	—	—	12,857
Equity in earnings of subsidiaries	1,337	—	—	(1,337)	—
Debt exchange expense	—	(8,694)	—	—	(8,694)
Interest and other income	630	299	—	—	929
Interest expense	(84,136)	(15,778)	—	—	(99,914)

Loss before income tax benefit	(83,292)	(10,193)	—	(1,337)	(94,822)
Income tax benefit	—	11,530	—	—	11,530

Net income (loss)	$(83,292)	$1,337	$—	$(1,337)	$(83,292)

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenues:
Subscriber revenues	$—	$391,927	$—	$—	$391,927
Roaming revenues	—	139,843	—	—	139,843

Service revenues	—	531,770	—	—	531,770
Product sales	—	23,922	—	—	23,922
Total revenue	—	555,692	—	—	555,692

Costs and expenses:
Cost of services and operations	—	343,468	—	—	343,468
Cost of products sold	—	50,974	—	—	50,974
Selling and marketing	—	119,059	—	—	119,059
General and administrative expenses	162	14,497	(3)	—	14,656
Depreciation and amortization	—	105,121	—	—	105,121
Impairment of goodwill	—	291,635	—	—	291,635
Impairment of property and equipment	—	1,194	—	—	1,194
Non-cash compensation	—	29	—	—	29
Income (loss) from operations	(162)	(370,285)	3	—	(370,444)
Equity in loss of subsidiaries	(319,154)	—	—	319,154	—
Interest and other income	2,261	1,110	88	—	3,459
Interest expense	(85,707)	(17,156)	—	—	(102,863)

Income (loss) before income tax
Benefit	(402,762)	(386,331)	91	319,154	(469,848)
Income tax benefit	—	67,086	—	—	67,086

Net income (loss)	$(402,762)	$(319,245)	$91	$319,154	$(402,762)

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenues:
Subscriber revenues	$—	$231,145	$—	$—	$231,145
Roaming revenues	—	99,213	—	—	99,213
Service revenues	—	330,358	—	—	330,358
Product sales	—	26,781	—	—	26,781
Total revenue	—	357,139	—	—	357,139
Costs and expenses:
Cost of services and operations	—	237,843	—	—	237,843
Cost of products sold	—	53,911	—	—	53,911
Selling and marketing	—	110,052	—	—	110,052
General and administrative expenses	795	13,046	12	—	13,853
Depreciation and amortization	—	94,722	—	—	94,722
Non-cash compensation	—	(916)	—	—	(916)
Loss from operations	(795)	(151,519)	(12)	—	(152,326)
Equity in loss of subsidiaries	(85,128)	—	—	85,128	—
Loss on debt extinguishment	—	(5,472)	—	—	(5,472)
Interest and other income	3,797	5,435	2,432	—	11,664
Interest expense	(65,297)	(16,433)	—	—	(81,730)
Income (loss) before income tax benefit	(147,423)	(167,989)	2,420	85,128	(227,864)
Income tax benefit	—	80,441	—	—	80,441
Net income (loss)	$(147,423)	$(87,548)	$2,420	$85,128	$(147,423)

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(83,292)	$1,337	$—	$(1,337)	$(83,292)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in earnings of subsidiaries	(1,337)	—	—	1,337	—
Non-cash compensation expense	—	149	—	—	149
Provision for bad debts	—	13,451	—	—	13,451
Non-cash interest benefit on derivative instruments	—	(693)	—	—	(693)
Non-cash accretion of asset retirement obligation	—	565	—	—	565
Depreciation and amortization of property and equipment	—	70,428	—	—	70,428
Amortization of intangible assets	—	40,067	—	—	40,067
Amortization of financing costs included in interest expense	1,721	2,549	—	—	4,270
Amortization of discounted interest	329	—	—	—	329
Deferred tax benefit	—	(11,530)	—	—	(11,530)
Interest accreted on discount notes	33,496	—	—	—	33,496
Impairment of property and equipment	—	2,243	—	—	2,243
Debt exchange expenses	—	8,694	—	—	8,694
(increase) decrease in:
Receivables	973	551	—	—	1,524
Inventory	—	101	—	—	101
Prepaid expenses and other assets	(194)	(1,670)	—	—	(1,864)
Decrease in:
Accounts payable and accrued expenses	(15,866)	(6,368)	—	—	(22,234)
Net cash provided by (used in) operating activities	(64,170)	119,874	—	—	55,704
Cash flows from investing activities:
Proceeds from sale of assets	—	2,645	—	—	2,645
Purchases of property and equipment	—	(38,625)	—	—	(38,625)
Change in restricted cash	34,724	—	—	—	34,724
Change in intercompany balances	43,798	(43,798)	—	—	—
Net cash provided by (used in) investing activities	78,522	(79,778)	—	—	(1,256)
Cash flows from financing activities:
Capital distribution to parent	(4,527)	—	—	—	(4,527)
Debt issuance costs capitalized	—	(2,329)	—	—	(2,329)
Debt exchange expenses	—	(8,694)	—	—	(8,694)
Payment of fractional notes in debt exchange	(104)	—	—	—	(104)
Payments on capital leases	—	(1,077)	—	—	(1,077)
Net cash used in financing activities	(4,631)	(12,100)	—	—	(16,731)
Net increase in cash and cash equivalents	9,721	27,996	—	—	37,717
Cash and cash equivalents at beginning of period	17,821	42,681	23	—	60,525
Cash and cash equivalents at end of period	$27,542	$70,677	$23	$—	$98,242

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 200
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(402,762)	$(319,245)	$91	$319,154	$(402,762)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	319,154	—	—	(319,154)	—
Non-cash compensation expense	—	29	—	—	29
Non-cash interest on derivatives	—	464	—	—	464
Provision for bad debt	—	40,285	—	—	40,285
Depreciation and amortization of property and equipment	—	64,702	—	—	64,702
Amortization of intangibles	—	40,419	—	—	40,419
Amortization of financing costs included in interest expense	1,969	2,290	—	—	4,259
Amortization of discounted interest	395	—	—	—	395
Deferred tax benefit	—	(67,086)	—	—	(67,086)
Interest accreted on discount note	31,655	—	—	—	31,655
Impairment of property and equipment	—	1,194	—	—	1,194
Impairment of goodwill	—	291,635	—	—	291,635
Receivables	1,420	(46,656)	—	—	(45,236)
Inventory	—	(2,608)	—	—	(2,608)
Prepaid expenses and other assets	16	(6,456)	—	—	(6,440)
Increase (decrease) in:
Accounts payable and accrued expenses	(720)	23,825	—	—	23,105
Net cash provided by (used in) operating Activities	(48,873)	22,792	91	—	(25,990)
Cash flows from investing activities:
Proceeds from sale of assets	—	451	—	—	451
Purchases of property and equipment	—	(89,476)	—	—	(89,476)
Change in restricted cash	48,115	11,853	—	—	59,968
Intercompany receivable	15,951	(868)	(15,083)	—	—
Net change in short term investments	1,300	—	—	—	1,300
Other	—	99	—	—	99
Net cash provided by (used in) investing activities	65,366	(77,941)	(15,083)	—	(27,658)
Cash flows from financing activities:
Capital distributions	(1,213)	—	—	—	(1,213)
Borrowings under senior secured debt	—	12,838	—	—	12,838
Debt issuance cost	—	(1,351)	—	—	(1,351)
Payments on capital leases	—	(773)	—	—	(773)
Net cash provided by financing activities	(1,213)	10,714		—	9,501
Net increase (decrease) in cash and cash equivalents	15,280	(44,435)	(14,992)	—	(44,147)
Cash and cash equivalents at beginning of period	2,541	87,116	15,015	—	104,672
Cash and cash equivalents at end of period	$17,821	$42,681	$23	$—	$60,525

ALAMOSA (DELAWARE), INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 200
(dollars in thousands)

	Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net income (loss)	$(147,423)	$(87,548)	$2,420	$85,128	$(147,423)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	85,128	—	—	(85,128)	—
Non-cash compensation expense	—	(916)	—	—	(916)
Non-cash interest on derivatives	—	656	—	—	656
Provision for bad debt	—	17,490	—	—	17,490
Depreciation and amortization of property and equipment	—	45,963	—	—	45,963
Amortization of goodwill and intangibles	—	48,759	—	—	48,759
Amortization of financing costs included in interest expense	1,529	1,745	—	—	3,274
Amortization of discounted interest	165	—	—	—	165
Loss on debt extinguishment	—	5,472	—	—	5,472
Deferred tax benefit	—	(80,441)	—	—	(80,441)
Interest accreted on discount note	27,927	—	—	—	27,927
(Increase) decrease in, net of effects from acquisitions:
Receivables	—	(48,795)	900	—	(47,895)
Inventory	—	1,275	—	—	1,275
Prepaid expenses and other assets	926	(8,627)	1,046	—	(6,655)
Increase (decrease) in, net of effects from acquisitions:
Accounts payable and accrued expenses	20,845	(2,212)	(39)	—	18,594
Net cash provided by (used in) operating activities	(10,903)	(107,179)	4,327	—	(113,755)
Cash flows from investing activities:
Purchases of property and equipment	—	(143,731)	—	—	(143,731)
Change in restricted cash	(82,840)	(11,853)	—	—	(94,693)
Intercompany receivable	(96,907)	98,790	(1,883)	—	—
Equity investment in subsidiary	(302,777)	—	(4,000)	306,777	—
Equity investment from parent	—	306,777	—	(306,777)	—
Repayment (issuance) of notes receivable	—	—	11,860	—	11,860
Acquisition related costs	—	(37,617)	—	—	(37,617)
Net change in short term investments	300	—	—	—	300
Other	—	102	—	—	102
Net cash provided by (used in) investing activities	(482,224)	212,468	5,977	—	(263,779)
Cash flows from financing activities:
Proceeds from issuance of senior notes	384,046	—	—	—	384,046
Capital contributions	—	9,665	—	—	9,665
Borrowings under senior secured debt	—	253,000	—	—	253,000
Repayments of borrowings under senior secured debt	—	(289,421)	—	—	(289,421)
Debt issuance cost	(2,381)	(14,122)	—	—	(16,503)
Payments on capital leases	—	(349)	—	—	(349)
Net cash provided by (used in) financing activities	381,665	(41,227)	—	—	340,438
Net increase (decrease) in cash and cash equivalents	(111,462)	64,062	10,304	—	(37,096)
Cash and cash equivalents at beginning of period	114,003	23,054	4,711	—	141,768
Cash and cash equivalents at end of period	$2,541	$87,116	$15,015	$—	$104,672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Alamosa (Delaware), Inc.:

Our audits of the consolidated financial statements referred to in our report dated March 9, 2004 appearing in this prospectus also included an audit of the financial statement schedule included in Schedule II of this prospectus and the registration statement of which this prospectus is a part. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP
Dallas, Texas
March 9, 2004

SCHEDULE II

ALAMOSA (DELAWARE), INC.

CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS

FOR THE PERIOD DECEMBER 31, 2001 THROUGH
DECEMBER 31, 2003 (in thousands)

CLASSIFICATION	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts		Deductions		Balance at End of Period

December 31, 2001
Allowance for doubtful accounts	$1,503	$17,490	$1,213	(1)	$(14,314)		$5,892
Deferred tax valuation allowance	26,985	—	2,313	(2)	(29,298	)(3)	—

December 31, 2002
Allowance for doubtful accounts	$5,892	$40,285	$—		$(37,726)		$8,451
Deferred tax valuation allowance	—	—	—		—		—

December 31, 2003
Allowance for doubtful accounts	$8,451	$13,451	$—		$(15,919)		$5,983
Deferred tax valuation allowance	—	23,269	—		—		23,269

This schedule should be read in conjunction with the Company's audited consolidated financial statements and related notes thereto that appear in this prospectus.

(1)	For the year ended December 31, 2001, amount represents allowance for doubtful accounts recorded in connection with acquisitions accounted for under the purchase method of accounting.

(2)	Addition represents increase in valuation allowance due to the increase in the effective tax rate applied to deferred tax items.

(3)	This amount represents the reversal of the valuation allowance recorded by the Company against goodwill as a result of the business combinations with Roberts, WOW and Southwest (see Note 4).

ALAMOSA (DELAWARE), INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(dollars in thousands, except share information)

	March 31, 2004	December 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$133,600	$98,242
Restricted cash	—	1
Customer accounts receivable, net	40,136	28,034
Receivable from Sprint	15,290	22,947
Receivable from parent	290	1
Inventory	5,373	7,309
Prepaid expenses and other assets	11,354	9,763
Deferred customer acquisition costs	7,712	8,060
Deferred tax asset	4,572	4,572
Total current assets	218,327	178,929
Property and equipment, net	428,348	434,840
Debt issuance costs, net	9,595	14,366
Intangible assets, net	438,950	448,354
Other noncurrent assets	5,636	6,393
Total assets	$1,100,856	$1,082,882
LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable	$22,718	$33,166
Accrued expenses	35,490	37,325
Payable to Sprint	25,477	26,616
Interest payable	9,073	5,353
Deferred revenue	23,274	22,742
Current installments of capital leases	326	481
Total current liabilities	116,358	125,683
Long term liabilities:
Capital lease obligations	828	812
Other noncurrent liabilities	6,954	8,693
Deferred tax liability	15,376	15,379
Senior secured debt	—	200,000
Senior notes	720,425	464,424
Total long term liabilities	743,583	689,308
Total liabilities	859,941	814,991
Commitments and contingencies (see Note 13)	—	—
Stockholder's equity:
Preferred stock, $.01 par value; 1,000 shares authorized; no shares issued	—	—
Common stock, $.01 par value; 9,000 shares authorized, 100 and 100 shares issued and outstanding, respectively	—	—
Additional paid-in capital	1,013,125	1,015,991
Accumulated deficit	(772,085)	(747,425)
Unearned compensation	(125)	(145)
Accumulated other comprehensive loss, net of tax	—	(530)
Total stockholder's equity	240,915	267,891
Total liabilities and stockholder's equity	$1,100,856	$1,082,882

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)
(dollars in thousands)

	For the three months ended March 31,
	2004	2003
Revenues:
Subscriber revenues	$124,746	$104,024
Roaming revenues	43,153	31,790
Service revenues	167,899	135,814
Product sales	8,791	5,294
Total revenues	176,690	141,108
Costs and expenses:
Cost of service and operations (excluding non-cash compensation of $2 and $4 for 2004 and 2003, respectively)	86,216	79,317
Cost of products sold	19,783	12,844
Selling and marketing expenses (excluding non-cash compensation of $2 and $4 for 2004 and 2003, respectively)	30,993	28,146
General and administrative expenses (excluding non-cash compensation of $16 and $33 for 2004 and 2003, respectively)	5,479	3,525
Depreciation and amortization	27,384	26,882
Impairment of property and equipment	306	360
Non-cash compensation	20	41
Total costs and expenses	170,181	151,115
Income (loss) from operations	6,509	(10,007)
Loss on debt extinguishment	(13,101)	—
Interest and other income	167	369
Interest expense	(18,235)	(26,537)
Loss before income taxes	(24,660)	(36,175)
Income tax benefit	—	5,768
Net loss	$(24,660)	$(30,407)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(dollars in thousands)

	FOR THE THREE MONTHS ENDED MARCH 31,
	2004	2003
Cash flows from operating activities:
Net loss	$(24,660)	$(30,407)
Adjustments to reconcile net loss to net cash provided by operating activities:
Non-cash compensation	20	41
Non-cash interest expense (benefit) on derivative instruments	6	(114)
Non-cash accretion of asset retirement obligations	45	—
Provision for bad debts	1,935	6,500
Depreciation and amortization of property and equipment	17,980	16,865
Amortization of intangible assets	9,404	10,017
Amortization of financing costs included in interest expense	265	1,116
Amortization of discounted interest	—	99
Loss on debt extinguishment	13,101	—
Deferred tax benefit	—	(5,768)
Interest accreted on discount notes	6,001	8,552
Impairment of property and equipment	306	360
(Increase) decrease in:
Receivables	(6,669)	9,651
Inventory	1,936	2,275
Prepaid expenses and other assets	(486)	(1,930)
Increase (decrease) in:
Accounts payable and accrued expenses	1,112	(13,011)
Net cash provided by operating activities	20,296	4,246
Cash flows from investing activities:
Proceeds from sale of assets	343	19
Purchases of property and equipment	(24,218)	(10,377)
Change in restricted cash	1	24,804
Net cash provided by (used in) investing activities	(23,874)	14,446
Cash flows from financing activities:
Proceeds from issuance of senior notes	250,000	—
Repayments of borrowings under senior secured debt	(200,000)	—
Debt issuance costs	(8,059)	—
Capital distribution to parent	(2,866)	(124)
Payments on capital leases	(139)	(210)
Net cash provided by (used in) financing activities	38,936	(334)
Net increase in cash and cash equivalents	35,358	18,358
Cash and cash equivalents at beginning of period	98,242	60,525
Cash and cash equivalents at end of period	$133,600	$78,883
Supplemental disclosure of non-cash financing and investing activities:
Asset retirement obligations capitalized	29	—
Change in accounts payable for purchases of property and equipment	(12,110)	(1,240)

The accompanying notes are an integral part of the consolidated financial statements.

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(dollars in thousands, except as noted)

1.    BASIS OF PRESENTATION OF UNAUDITED INTERIM FINANCIAL INFORMATION

The unaudited consolidated balance sheet at March 31, 2004, the unaudited consolidated statements of operations for the three months ended March 31, 2004 and 2003, the unaudited consolidated statements of cash flows for the three months ended March 31, 2004 and 2003 and related footnotes have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America. The financial information presented should be read in conjunction with the audited consolidated financial statements as of and for the year ended December 31, 2003. In the opinion of management, the interim data includes all adjustments (consisting of only normally recurring adjustments) necessary for a fair statement of the results for the interim periods. Operating results for the three months ended March 31, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

Certain reclassifications have been made to prior period balances to conform to current period presentation. Changes in restricted cash have been reclassified from cash flows from financing activities to cash flows from investing activities for all periods presented.

2.    ORGANIZATION AND BUSINESS OPERATIONS

Alamosa (Delaware), Inc. is a direct wholly owned subsidiary of Alamosa PCS Holdings, Inc. and an indirect wholly owned subsidiary of Alamosa Holdings, Inc. ("Alamosa Holdings"). Alamosa Holdings was formed in July 2000. Alamosa Holdings is a holding company and through its subsidiaries provides wireless personal communications services, commonly referred to as PCS, in the Southwestern, Northwestern and Midwestern United States. Alamosa (Delaware), Inc. ("Alamosa (Delaware)"), was formed in October 1999 under the name "Alamosa PCS Holdings, Inc." to operate as a holding company in anticipation of its initial public offering. On February 3, 2000, Alamosa (Delaware) completed its initial public offering. Immediately prior to the initial public offering, shares of Alamosa (Delaware) were exchanged for Alamosa PCS, LLC's ("Alamosa LLC") membership interests, and Alamosa LLC became wholly owned by Alamosa (Delaware). Alamosa (Delaware) and its subsidiaries are collectively referred to in these consolidated financial statements as the "Company," "we," "us" or "our."

On December 14, 2000, Alamosa (Delaware) formed a new holding company pursuant to Section 251(g) of the Delaware General Corporation Law. In that transaction, each share of Alamosa (Delaware) was converted into one share of the new holding company, and the former public company, which was renamed "Alamosa (Delaware), Inc." became a wholly owned subsidiary of the new holding company, which was renamed "Alamosa PCS Holdings, Inc."

On February 14, 2001, Alamosa Holdings became the new public holding company of Alamosa PCS Holdings, Inc. ("Alamosa PCS Holdings") and its subsidiaries pursuant to a reorganization transaction in which a wholly owned subsidiary of Alamosa Holdings was merged with and into Alamosa PCS Holdings. As a result of this reorganization, Alamosa PCS Holdings became a wholly owned subsidiary of Alamosa Holdings, and each share of Alamosa PCS Holdings common stock was converted into one share of Alamosa Holdings common stock. Alamosa Holdings' common stock is quoted on Nasdaq under the symbol "APCS." Alamosa (Delaware) is the issuer of the outstanding public debt of Alamosa Holdings and its subsidiaries.

3.    LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations through capital contributions from owners, through debt financing and through proceeds generated from public offerings of common

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

stock. The proceeds from these transactions have been used to fund the build-out of the Company's portion of the PCS network of Sprint, subscriber acquisition costs and working capital.

While the Company has incurred substantial net losses since inception and negative cash flows from operating activities through 2002, the Company generated approximately $56 million and $20 million of cash flows from operating activities for the year ended December 31, 2003 and the three months ended March 31, 2004, respectively. In November 2003, the Company completed a debt exchange that provided for approximately $238 million of principal debt reduction.

As of March 31, 2004, the Company had $134 million in cash and cash equivalents and believes that this cash on hand plus the additional liquidity that it expects to generate from operations will be sufficient to fund expected capital expenditures and to cover its working capital and debt service requirements for at least the next 12 months.

The Company's future liquidity will be dependent on a number of factors influencing its projections of operating cash flows, including those related to subscriber growth, average revenue per user, average monthly churn and cost per gross addition. Should actual results differ significantly from these assumptions, the Company's liquidity position could be adversely affected and it could be in a position that would require it to raise additional capital which may or may not be available on terms acceptable to the Company, if at all, and could have a material adverse effect on the Company's ability to achieve its intended business objectives.

4.    STOCK-BASED COMPENSATION

The Company has elected to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options. No stock-based employee compensation cost related to option grants is reflected in the consolidated statements of operations for the three months ended March 31, 2004 or 2003, as all options granted by the Company had an exercise price equal to or greater than the market value of the underlying common stock of Alamosa Holdings on the date of grant. Non-cash compensation expense reflected in the consolidated statements of operations for the three month periods ended March 31, 2004 and 2003 relate to the vesting of shares of restricted Alamosa Holdings stock awarded to officers and shares of Alamosa Holdings stock awarded to directors and are not related to the granting of stock options. The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	For the Three Months Ended March 31,
	2004	2003
Net loss – as reported	$(24,660)	$(30,407)
Add: stock-based employee compensation included in reported net loss, net of related tax	20	41
Deduct: stock-based employee compensation expense determined under fair value method, net of related tax	(1,178)	(1,472)
Net loss – pro forma	$(25,818)	$(31,838)

5.    ACCOUNTS RECEIVABLE

Customer Accounts Receivable — Customer accounts receivable represents amounts owed to the Company by subscribers for PCS service. The amounts presented in the consolidated balance sheets

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

are net of an allowance for uncollectible accounts of $5.3 million and $6.0 million at March 31, 2004 and December 31, 2003, respectively.

Receivable from Sprint — Receivable from Sprint in the accompanying consolidated balance sheets consists of the following:

	March 31, 2004	December 31, 2003
Net roaming receivable	$12,101	$13,071
Access and interconnect revenue receivable (payable)	89	(15)
Accrued service revenue	2,920	2,584
Service fee refund	—	6,418
Other amounts due from Sprint	180	889
	$15,290	$22,947

Net roaming receivable includes net travel revenue due from Sprint relative to PCS subscribers based outside of the Company's licensed territory who utilize the Company's portion of the PCS network of Sprint. The net roaming revenue receivable is net of amounts owed to Sprint relative to the Company's subscribers who utilize the PCS network of Sprint outside of the Company's licensed territory. In addition, net roaming receivable also includes amounts due from Sprint, which have been collected from other PCS providers for their customers' usage of the Company's portion of the PCS network of Sprint.

Access and interconnect revenue receivable represents net amounts due from Sprint for calls originated by a local exchange carrier ("LEC") or an interexchange carrier ("IXC") that terminate on the Company's network. Under the Company's affiliation agreements with Sprint, Sprint collects this revenue from other carriers and remits 92% of those collections to the Company. The $15 amount owed to Sprint at December 31, 2003 is the result of rate adjustments on previously collected amounts.

Accrued service revenue represents the Company's estimate of airtime usage and other charges that have been earned but not billed at the end of the period.

Service fee refund due from Sprint at December 31, 2003 related to a refund of fees paid to Sprint for services such as billing and customer care. Under the previous agreements with Sprint, these fees were determined at the beginning of each year based on estimated costs and were adjusted based on actual costs incurred by Sprint in providing the respective services. This process changed effective December 1, 2003 under the new agreements with Sprint as discussed in Note 12.

6.    PROPERTY AND EQUIPMENT

Property and equipment are stated net of accumulated depreciation and amortization of $203.9 million and $188.1 million at March 31, 2004 and December 31, 2003, respectively.

7.    ASSET RETIREMENT OBLIGATIONS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires the fair value of a liability for an asset retirement obligation to be recognized in the period that it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. For the Company's leased telecommunications facilities, primarily consisting of cell sites and switch site operating leases and operating leases for retail and office space, the Company has adopted SFAS No. 143 as of January 1, 2003.

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

As previously disclosed, upon adoption of SFAS No. 143, the Company had concluded that, for its leased telecommunications facilities, a liability could not be reasonably estimated due to (1) the Company's inability to reasonably assess the probability of the likelihood that a lessor would enforce the remediation requirements upon expiration of the lease term and therefore its impact on future cash outflows, (2) the Company's inability to estimate a potential range of settlement dates due to its ability to renew site leases after the initial lease expiration and (3) the Company's limited experience in abandoning cell site locations and actually incurring remediation costs.

It is the Company's understanding that further clarification has been provided by the Securities and Exchange Commission regarding the accounting for asset retirement obligations and specifically relating to factors to consider in determining the estimated settlement dates and the probability of enforcement of the remediation obligation. Based on this information, the Company revised certain of the estimates used in its original analysis and calculated an asset retirement obligation for its leased telecommunications facilities. The Company determined that the aforementioned asset retirement obligations did not have a material impact on its consolidated results of operations, financial position or cash flows and recorded the asset retirement obligations in the third quarter of 2003.

An initial asset retirement obligation of $1,213 was recorded and classified in other non-current liabilities and a corresponding increase in property and equipment of $1,213 were recorded in the third quarter of 2003 relating to obligations that existed upon the adoption of SFAS No. 143. The Company incurred additional asset retirement obligations during the year ended December 31, 2003 and the three months ended March 31, 2004 of $35 and $29, respectively, related to new leases entered into. Included in costs of services and operations in the Company's statement of operations for the year ended December 31, 2003 is a charge of $402 related to the cumulative accretion of the asset retirement obligations as of the adoption of SFAS No. 143 as well as an additional $163 in accretion recorded for the year ended December 31, 2003. Included in depreciation and amortization expenses in the Company's statement of operations for the year ended December 31, 2003 is a charge of $364 related to the cumulative depreciation of the related assets recorded at the time of the adoption of SFAS No. 143 as well as an additional $123 in depreciation recorded for the year ended December 31, 2003. For the three months ended March 31, 2004, the Company recorded $45 in accretion of asset retirement obligations and $31 in depreciation of the related assets. For purposes of determining the asset retirement obligations, the Company has assigned a 100% probability of enforcement to the remediation obligations and has assumed an average settlement period of 20 years.

8.    INTANGIBLE ASSETS

In connection with acquisitions completed during 2001, the Company allocated portions of the respective purchase prices to identifiable intangible assets consisting of (i) the value of the Sprint agreements in place at the acquired companies and (ii) the value of the subscriber base in place at the acquired companies.

The value assigned to the Sprint agreements is being amortized using the straight-line method over the remaining original terms of the agreements that were in place at the time of acquisition or approximately 17.6 years. The value assigned to the subscriber bases acquired is being amortized using the straight-line method over the estimated life of the acquired subscribers, or approximately three years.

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

Intangible assets consist of:

	March 31, 2004	December 31, 2003
Sprint affiliate and other agreements	$532,200	$532,200
Accumulated amortization	(93,250)	(85,692)
Subtotal	438,950	446,508

Subscriber base acquired	29,500	29,500
Accumulated amortization	(29,500)	(27,654)
Subtotal	—	1,846
Intangible assets, net	$438,950	$448,354

Amortization expense relative to intangible assets was $9,404 and $10,017 for the three months ended March 31, 2004 and 2003, respectively.

Aggregate amortization expense relative to intangible assets for the periods shown will be as follows:

Year Ended December 31,
2004	$32,079
2005	30,234
2006	30,234
2007	30,234
2008	30,234
Thereafter	295,339
$448,354

9.    LONG-TERM DEBT

Long-term debt consists of the following:

	March 31, 2004	December 31, 2003
Senior Notes:
12 7/8% Senior Discount Notes, net of discount	$5,734	$5,556
12% Senior Discount Notes, net of discount	199,818	193,995
12½% Senior Notes	11,600	11,600
13 5/8% Senior Notes	2,475	2,475
11% Senior Notes	250,798	250,798
8½% Senior Notes	250,000	—
Total Senior Notes	720,425	464,424
Senior Secured Credit Facility	—	200,000
Total Debt	720,425	664,424
Less current maturities	—	—
Long Term Deb, Excluding Current Maturities	$720,425	$664,424

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

SENIOR NOTES

12 7/8% Senior Discount Notes — The 12 7/8% Senior Discount Notes were issued in February 2000, mature February 15, 2010, carry a coupon rate of 12 7/8% and provide for interest deferral through February 15, 2005. The 12 7/8% Senior Discount Notes will accrete to their $6,389 face amount by February 8, 2005, after which, interest will be paid in cash semiannually.

12% Senior Discount Notes — The 12% Senior Discount Notes were issued in November 2003, mature July 31, 2009, carry a coupon rate of 12% and provide for interest deferral through July 31, 2005. The 12% Senior Discount Notes will accrete to their $233 million face amount by July 31, 2005, after which, interest will be paid in cash semiannually.

12½% Senior Notes — The 12½% Senior Notes were issued in January 2001, mature February 1, 2011 and carry a coupon rate of 12½%, payable semiannually on February 1 and August 1.

Approximately $59.0 million of the proceeds of the 12½% Senior Notes Offering were used by Alamosa (Delaware) to establish a security account (with cash or U.S. government securities) to secure on a pro rata basis the payment obligations under the 12½% Senior Notes and the 12 7/8% Senior Discount Notes. As of December 31, 2003, all of the escrowed proceeds had been used in connection with payment of cash interest.

13 5/8% Senior Notes — The 13 5/8% Senior Notes were issued in August 2001, mature August 15, 2011 and carry a coupon rate of 13 5/8% payable semiannually on February 15 and August 15. Approximately $39.1 million of the proceeds of the 13 5/8% Senior Notes were used by Alamosa (Delaware) to establish a security account to secure on a pro rata basis the payment obligations under all of the Company's unsecured borrowings. As of December 31, 2003, all of the escrowed proceeds had been used in connection with payment of cash interest.

11% Senior Notes — The 11% Senior Notes were issued in November 2003, mature July 31, 2010 and carry a coupon rate of 11%, payable semiannually on January 31 and July 31.

8½% Senior Notes — The 8½% Senior Notes were issued in January 2004, mature January 31, 2012 and carry a coupon rate of 8½% payable semiannually on January 31 and July 31. The proceeds of these notes were used to permanently repay the Company's senior secured credit facility in January 2004 as discussed below and for general corporate purposes.

SENIOR SECURED OBLIGATIONS

Senior Secured Credit Facility — On February 14, 2001, Alamosa Holdings, Alamosa (Delaware) and Alamosa Holdings, LLC, as borrower, entered into a $280 million senior secured credit facility (the "Senior Secured Credit Facility") with Citicorp USA, as administrative agent and collateral agent; Toronto Dominion (Texas), Inc., as syndication agent; Export Development Corporation ("EDC") as co-documentation agent; First Union National Bank, as documentation agent; and a syndicate of banking and financial institutions. On March 30, 2001, the Senior Secured Credit Facility was amended to increase the facility to $333 million. The Senior Secured Credit Facility was again amended in August 2001 concurrent with the issuance of the 13 5/8% Senior Notes to reduce the maximum borrowing to $225 million, consisting of a 7-year senior secured 12-month delayed draw term loan facility of $200 million and a 7-year senior secured revolving credit facility in an aggregate principal amount of up to $25 million.

The weighted average interest rate on the outstanding borrowings under this facility at December 31, 2003 was 4.69%. Alamosa Holdings, LLC was also required to pay quarterly in arrears a commitment fee on the unfunded portion of the commitment of each lender. The Company entered

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

into derivative hedging instruments to hedge a portion of the interest rate risk associated with borrowings under the Senior Secured Credit Facility, as discussed in Note 11.

At December 31, 2003, Alamosa Holdings, LLC had drawn $200 million under the term portion of the Senior Secured Credit Facility. In connection with the issuance of the 8½% Senior Notes discussed above, a portion of the proceeds from that issuance was used to permanently repay the advances outstanding under the Senior Secured Credit Facility and the facility was terminated in January 2004.

10.    INCOME TAXES

The income tax benefit in 2003 represented the anticipated recognition of the Company's deductible net operating loss carry forwards. This benefit was being recognized based on an assessment of the combined expected future taxable income of the Company and expected reversals of the temporary differences from acquisitions closed in 2001. Due to the Company's limited operating history and lack of positive taxable earnings, a valuation allowance was established during 2003 as the deferred tax asset was expected to exceed the deferred tax liabilities. The establishment of this valuation allowance in the three months ended March 31, 2003 resulted in an effective tax rate of 16 percent. For the three months ended March 31, 2004, the expected tax benefit related to net operating losses generated was fully offset by an increase in the valuation allowance and the effective tax rate was zero.

11.    HEDGING ACTIVITIES AND COMPREHENSIVE INCOME

The Company follows the provisions of SFAS No. 133, "Accounting for Derivatives and Hedging Activities" in its accounting for derivative financial instruments and hedging activities. The statement requires the Company to record all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through earnings. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either recognized in earnings or are recognized in other comprehensive income until the hedged item is recognized in earnings.

As of December 31, 2003, the Company had recorded $1,275 in "other noncurrent liabilities" related to the fair value of derivative instruments used for hedging purposes, including $856 representing derivative instruments that qualified for hedge accounting under SFAS No. 133. These instruments were settled for cash in January 2004 in connection with the termination of the Senior Secured Credit Facility. During the three month period ended March 31, 2004, the Company recognized losses of $6 (net of income tax benefit of $3) in other comprehensive income related to the change in fair value of these derivative instruments from January 1, 2004 through the settlement of the instruments. The balance of other comprehensive income related to these derivative instruments was recognized in the first quarter of 2004 when the derivatives were terminated. The net other comprehensive loss balance of $536 is included in the loss on debt extinguishment recorded in the consolidated statement of operations for the three months ended March 31, 2004.

During the three month period ended March 31, 2003, the Company recognized a gain of $188 (net of income tax benefit of $115) in other comprehensive income related to the change in fair values of derivative instruments.

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

Total comprehensive loss for the three months ended March 31, 2004 and 2003 is illustrated below:

	Three Months Ended March 31
	2004	2003
Net loss	$(24,660)	$(30,407)
Change in fair values of derivative instruments, net of income tax expense of $0 and $115, respectively	—	188
Comprehensive loss	$(24,660)	$(30,219)

12.    SPRINT AGREEMENTS

In accordance with the Company's affiliation agreements with Sprint, Sprint provides the company various services including billing, customer care, collections and inventory logistics. In addition, Sprint bills the Company for various pass-through items such as commissions to national retail merchants, handset subsidies on handsets activated in the Company's territory but not sold by the Company and long distance charges.

In 2003, the Company executed amendments to its affiliation agreements with Sprint. The amendments, among other things, established fixed per subscriber costs for services that the Company purchases from Sprint through December 31, 2006 in the form of two new fees. The amendments created a new combined service bureau fee, which consolidates numerous fees that were previously settled separately, for back office services such as billing and customer care. The combined service bureau fee was set at $7.70 per average subscriber per month through December 31, 2006 and will be recorded in costs of services and operations in the consolidated statement of operations. The amendments also created a new per-activation fee, which consolidates numerous fees that were previously settled separately, for marketing services, such as subscriber activation and handset logistics. The per-activation fee will be calculated as 5% of Sprint PCS' most recently reported cost per gross addition and is applied to the actual number of gross subscriber activations the Company experiences on a monthly basis through December 31, 2006. The per-activation fee will be recorded in selling and marketing expenses in the consolidated statement of operations. In March 2004 the Company exercised its rights under a most favored nations clause in the Sprint agreements to implement the terms of an agreement entered into between Sprint and another PCS Affiliate of Sprint. As a result, the Company entered into new amendments that increased the per-activation fee to 6.3% of Sprint PCS' most recently reported cost per gross addition and decreased the price to the Company on purchases of handsets and accessories. Additionally, the March 2004 amendments increased the reciprocal roaming rate for 3G services from $0.0014 per Kb to $0.0020 per Kb and extended the fixed reciprocal rates for voice and 3G data roaming through December 31, 2006.

In addition to the new fees, the amendments changed the methodology used for settling cash received from subscribers. Historically, actual weekly cash receipts were passed through to the Company by Sprint based on a calculation of an estimate of the portion of that cash related to the Company's activity. Under the new methodology, the Company receives its portion of billed revenue (net of an 8% affiliation fee) less actual written off accounts in the month subsequent to billing regardless of when Sprint collects the cash from the subscriber. The provisions of the amendments became effective on December 1, 2003 and the Company has the right to evaluate subsequent amendments to the affiliation agreements of other similarly situated PCS Affiliates of Sprint and adopt the provisions of those amendments if the Company elects to do so.

Expenses reflected in the consolidated statements of operations related to the Sprint affiliation agreements are:

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

	Three Months Ended March 31
	2004	2003
Cost of service and operations	$62,638	$52,568
Cost of products sold	19,783	12,844
Selling and marketing	10,394	12,909
Total	$92,815	$78,321

In connection with the billing services provided to the Company by Sprint, the Company relies on Sprint to provide information as to monthly billing activity relative to all subscriber revenues. In addition, Sprint provides the information utilized for the settlement of all roaming revenue.

The Company relies upon Sprint as a service provider to provide accurate information for the settlement of revenue and expense items. The Company makes estimates used in connection with the preparation of financial statements based on the financial and statistical information provided by Sprint. The Company assesses the accuracy of this information through analytic review and reliance on the service auditor report on Sprint's internal control processes prepared by Sprint's external service auditor. Inaccurate or incomplete data from Sprint in connection with the services provided to the Company by Sprint could have a material effect on the Company's financial position, results of operation or cash flow.

13.    COMMITMENTS AND CONTINGENCIES

Litigation — On January 23, 2001, the Company's board of directors, in a unanimous decision, terminated the employment of Jerry Brantley, then President and COO of the Company. On April 29, 2002, Mr. Brantley initiated litigation against the Company and the Chairman of the Company, David E. Sharbutt in the District Court of Lubbock County, Texas, 22nd Judicial District, alleging wrongful termination. In the litigation, Mr. Brantley claimed, among other things, that the Company's termination of his employment was without cause under his employment agreement rather than a termination for non-performance. As such, Mr. Brantley's claim sought money damages for (i) severance pay equal to one year's salary at the time of his termination, (ii) the value of certain unexercised stock options he owned at the time of his termination, (iii) an allegedly unpaid bonus and (iv) exemplary damages, as well as recovery of attorneys' fees and costs. On September 27, 2002, the Court entered an Agreed Order Compelling Arbitration. A panel of three arbitrators was selected. Mr. Brantley's claims against the Company and David Sharbutt, including claims asserted in the Lubbock County lawsuit and in the arbitration, were resolved pursuant to a settlement agreement dated February 6, 2004. The settlement does not materially impact the Company's consolidated financial statements or our operations.

In November and December 2003 and January 2004, multiple lawsuits were filed against Alamosa Holdings and David E. Sharbutt, the Company's Chairman and Chief Executive Officer as well as Kendall W. Cowan, the Company's Chief Financial officer. Steven Richardson, the Company's Chief Operating Officer, was also a named defendant in one of the lawsuits. Each claim is a purported class action filed on behalf of a putative class of persons who and/or entities that purchased Alamosa Holdings' securities between January 9, 2001 and June 13, 2002, inclusive, and seeks recovery of compensatory damages, fees and costs. The cases allege violations of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. Additionally, certain of the suits allege violations of Sections 11, 12(a) and 15 of the Securities Act and seek rescission or rescissory damages in connection with Alamosa Holdings' November 2001 common stock offering. The suits allege, among other things, that Alamosa Holdings' filings with the SEC and press releases issued during the relevant period were false and misleading because they failed to disclose and/or misrepresented that

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS   —   (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

Alamosa Holdings allegedly (i) was increasing its subscriber base by relaxing credit standards for new customers, (ii) had been experiencing high involuntary disconnections from high credit risk customers that allegedly produced tens of millions of dollars of impaired receivables on its financial statements, and (iii) had experienced lower subscription growth due to tightened credit standards that required credit-challenged customers to pay deposits upon the initiation of services. Each lawsuit was filed in the United States District Court for the Northern District of Texas, in either the Lubbock Division or the Dallas Division. On February 27, 2004, the lawsuits were consolidated into one action pending in the United States District Court for the Northern District of Texas, Lubbock Division. In March 2004, the Court appointed the Massachusetts State Guaranteed Annuity Fund to serve as lead plaintiff and approved its selection of lead counsel for the consolidated action. The lead plaintiff filed a consolidated complaint on May 17, 2004. The Company believes that the defendants have meritorious defenses to these claims and intend to vigorously defend these actions. No discovery has been taken at this time, and the ultimate outcome is not currently predictable. There can be no assurance that the litigation will be resolved in the defendants' favor and an adverse resolution could adversely affect the Company's financial condition.

The Company is involved in various claims and legal actions arising in the ordinary course of business. The ultimate disposition of these matters are not expected to have a material adverse impact on the Company's financial position, results of operations or liquidity.

14.    GUARANTOR FINANCIAL STATEMENTS

Set forth below are consolidating financial statements of the issuer and guarantor subsidiaries and Alamosa Delaware Operations LLC which is the Company's non-guarantor subsidiary (the "Non-Guarantor Subsidiary") of the senior notes as of March 31, 2004 and December 31, 2003 and for the three months ended March 31, 2004 and 2003. The guarantor subsidiaries are all 100% owned by the Company and the guarantees are full and unconditional. Separate financial statements of each guarantor subsidiary have not been provided because management has determined that they are not material to investors.

Alamosa Holdings is an additional guarantor with respect to the 12 7/8% senior discount notes, the 12½% senior notes and the 13 5/8% senior notes. Separate financial statements for Alamosa Holdings have not been provided as Alamosa Holdings is a holding company which does not independently generate operating revenue. The consolidated financial statements of Alamosa Holdings are included in its quarterly report on Form 10-Q for the quarter ended March 31, 2004.

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING BALANCE SHEET
AS OF MARCH 31, 2004

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$59,953	$73,624	$23	$—	$133,600
Customer accounts receivable, net	—	40,136	—	—	40,136
Receivable from Sprint	—	15,290	—	—	15,290
Intercompany receivable	47,263	—	394	(47,657)	—
Receivable from parent	290	—	—	—	290
Inventory	—	5,373	—	—	5,373
Investment in subsidiary	853,568	—	—	(853,568)	—
Prepaid expenses and other assets	—	11,354	—	—	11,354
Deferred customer acquisition costs	—	7,712	—	—	7,712
Deferred tax asset	—	4,572	—	—	4,572
Total current assets	961,074	158,061	417	(901,225)	218,327
Property and equipment, net	—	428,348	—	—	428,348
Debt issuance costs, net	9,595	—	—	—	9,595
Intangible assets, net	—	438,950	—	—	438,950
Other noncurrent assets	—	5,636	—	—	5,636
Total assets	$970,669	$1,030,995	$417	$(901,225)	$1,100,856
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Accounts payable	$—	$22,718	$—	$—	$22,718
Accrued expenses	256	35,234	—	—	35,490
Payable to Sprint	—	25,477	—	—	25,477
Interest payable	9,073	—	—	—	9,073
Deferred revenue	—	23,274	—	—	23,274
Intercompany payable	—	47,657	—	(47,657)	—
Current installments of capital leases	—	326	—	—	326
Total current liabilities	9,329	154,686	—	(47,657)	116,358
Capital lease obligations	—	828	—	—	828
Other noncurrent liabilities	—	6,954	—	—	6,954
Deferred tax liability	—	15,376	—	—	15,376
Senior notes	720,425	—	—	—	720,425
Total liabilities	729,754	177,844	—	(47,657)	859,941
Stockholder's Equity:
Preferred stock	—	—	—	—	—
Common stock	—	—	—	—	—
Additional paid-in capital	1,013,125	—	—	—	1,013,125
LLC member's equity	—	853,151	417	(853,568)	—
Accumulated deficit	(772,085)	—	—	—	(772,085)
Unearned compensation	(125)	—	—	—	(125)
Total stockholder's equity	240,915	853,151	417	(853,568)	240,915
Total liabilities and stockholder's equity	$970,669	$1,030,995	$417	$(901,225)	$1,100,856

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING BALANCE SHEET
AS OF DECEMBER 31, 2003

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
ASSETS
Current Assets:
Cash and cash equivalents	$27,542	$70,677	$23	$—	$98,242
Restricted cash	1	—	—	—	1
Customer accounts receivable, net	—	28,034	—	—	28,034
Receivable from Sprint	—	22,947	—	—	22,947
Intercompany receivable	48,805	—	394	(49,199)	—
Receivable from parent	1	—	—	—	1
Inventory	—	7,309	—	—	7,309
Investment in subsidiary	658,874	—	—	(658,874)	—
Prepaid expenses and other assets	194	9,569	—	—	9,763
Deferred customer acquisition costs	—	8,060	—	—	8,060
Deferred tax asset	—	4,572	—	—	4,572
Total current assets	735,417	151,168	417	(708,073)	178,929
Property and equipment, net	—	434,840	—	—	434,840
Debt issuance costs, net	1,718	12,648	—	—	14,366
Intangible assets, net	—	448,354	—	—	448,354
Other noncurrent assets	—	6,393	—	—	6,393
Total assets	$737,135	$1,053,403	$417	$(708,073)	$1,082,882
LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
Accounts payable	$—	$33,166	$—	$—	$33,166
Accrued expenses	257	37,068	—	—	37,325
Payable to Sprint	—	26,616	—	—	26,616
Interest payable	4,563	790	—	—	5,353
Deferred revenue	—	22,742	—	—	22,742
Intercompany payable	—	49,199	—	(49,199)	—
Current installments of capital leases	—	481	—	—	481
Total current liabilities	4,820	170,062	—	(49,199)	125,683
Capital lease obligations	—	812	—	—	812
Other noncurrent liabilities	—	8,693	—	—	8,693
Deferred tax liability	—	15,379	—	—	15,379
Senior secured debt	—	200,000	—	—	200,000
Senior notes	464,424	—	—	—	464,424
Total liabilities	469,244	394,946	—	(49,199)	814,991
Stockholder's Equity:
Preferred stock	—	—	—	—	—
Common stock	—	—	—	—	—
Additional paid-in capital	1,015,991	—	—	—	1,015,991
LLC member's equity	—	658,457	417	(658,874)	—
Accumulated deficit	(747,425)	—	—	—	(747,425)
Unearned compensation	(145)	—	—	—	(145)
Accumulated other comprehensive loss, net of tax	(530)	—	—	—	(530)
Total stockholder's equity	267,891	658,457	417	(658,874)	267,891
Total liabilities and stockholder's equity	$737,135	$1,053,403	$417	$(708,073)	$1,082,882

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenues:
Subscriber revenues	$—	$124,746	$—	$—	$124,746
Roaming revenues	—	43,153	—	—	43,153
Service revenues	—	167,899	—	—	167,899
Product sales	—	8,791	—	—	8,791
Total revenues	—	176,690	—	—	176,690

Costs and expenses:
Cost of services and operations	—	86,216	—	—	86,216
Cost of products sold	—	19,783	—	—	19,783
Selling and marketing	—	30,993	—	—	30,993
General and administrative expenses	333	5,146	—	—	5,479
Depreciation and amortization	—	27,384	—	—	27,384
Impairment of property and equipment	—	306	—	—	306
Non-cash compensation	—	20	—	—	20
Income (loss) from operations	(333)	6,842	—	—	6,509
Equity in loss of subsidiaries	(6,764)	—	—	6,764	—
Loss on debt extinguishment	—	(13,101)	—	—	(13,101)
Interest and other income	91	76	—	—	167
Interest expense	(17,654)	(581)	—	—	(18,235)
Loss before income tax benefit	(24,660)	(6,764)	—	6,764	(24,660)
Income tax benefit	—	—	—	—	—
Net loss	$(24,660)	$(6,764)	$—	$6,764	$(24,660)

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Revenues:
Subscriber revenues	$—	$104,024	$—	$—	$104,024
Roaming revenues	—	31,790	—	—	31,790
Service revenues	—	135,814	—	—	135,814
Product sales	—	5,294	—	—	5,294
Total revenues	—	141,108	—	—	141,108

Costs and expenses:
Cost of services and operations	—	79,317	—	—	79,317
Cost of products sold	—	12,844	—	—	12,844
Selling and marketing	—	28,146	—	—	28,146
General and administrative expenses	88	3,437	—	—	3,525
Depreciation and amortization	—	26,882	—	—	26,882
Impairment of property and equipment	—	360	—	—	360
Non-cash compensation	—	41	—	—	41
Loss from operations	(88)	(9,919)	—	—	(10,007)
Equity in loss of subsidiaries	(8,507)	—	—	8,507	—
Interest and other income	265	104	—	—	369
Interest expense	(22,077)	(4,460)	—	—	(26,537)
Loss before income tax benefit	(30,407)	(14,275)	—	8,507	(36,175)
Income tax benefit	—	5,768	—	—	5,768
Net loss	$(30,407)	$(8,507)	$—	$8,507	$(30,407)

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2004

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated
Cash flows from operating activities:
Net loss	$(24,660)	$(6,764)	$—	$6,764	$(24,660)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	6,764	—	—	(6,764)	—
Non-cash interest expense on derivative instruments	—	6	—	—	6
Non-cash accretion of asset retirement obligation	—	45	—	—	45
Non-cash compensation expense	—	20	—	—	20
Provision for bad debts	—	1,935	—	—	1,935
Depreciation and amortization of property and equipment	—	17,980	—	—	17,980
Amortization of intangible assets	—	9,404	—	—	9,404
Amortization of financing costs included in interest expense	182	83	—	—	265
Loss on debt extinguishment	—	13,101	—	—	13,101
Interest accreted on discount notes	6,001	—	—	—	6,001
Impairment of property and equipment	—	306	—	—	306
(Increase) decrease in:
Receivables	—	(6,669)	—	—	(6,669)
Inventory	—	1,936	—	—	1,936
Prepaid expenses and other assets	194	(680)	—	—	(486)
Increase in:
Accounts payable and accrued expenses	4,509	(3,397)	—	—	1,112
Net cash provided by (used in) operating activities	(7,010)	27,306	—	—	20,296
Cash flows from investing activities:
Proceeds from sale of assets	—	343	—	—	343
Purchases of property and equipment	—	(24,218)	—	—	(24,218)
Investment in subsidiary	(200,908)	200,908	—	—	—
Change in restricted cash	1	—	—	—	1
Change in intercompany balances	1,253	(1,253)	—	—	—
Net cash provided by (used in) investing activities	(199,654)	175,780	—	—	(23,874)
Cash flows from financing activities:
Issuance of senior notes	250,000	—	—	—	250,000
Repayment of secured debt	—	(200,000)	—	—	(200,000)
Debt issuance costs	(8,059)	—	—	—	(8,059)
Capital distribution to parent	(2,866)	—	—	—	(2,866)
Payments on capital leases	—	(139)	—	—	(139)
Net cash provided by (used in) financing activities	239,075	(200,139)	—	—	38,936
Net increase in cash and cash equivalents	32,411	2,947	—	—	35,358
Cash and cash equivalents at beginning of period	27,542	70,677	23	—	98,242
Cash and cash equivalents at end of period	$59,953	$73,624	$23	$—	$133,600

ALAMOSA (DELAWARE), INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (CONTINUED)
(UNAUDITED)
(dollars in thousands, except as noted)

CONSOLIDATING STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2003

	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Eliminations	Consolidated

Cash flows from operating activities:
Net loss	$(30,407)	$(8,507)	$—	$8,507	$(30,407)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Equity in loss of subsidiaries	8,507	—	—	(8,507)	—
Non-cash compensation expense	—	41	—	—	41
Provision for bad debts	—	6,500	—	—	6,500
Non-cash interest benefit on derivative instruments	—	(114)	—	—	(114)
Depreciation and amortization of property and equipment	—	16,865	—	—	16,865
Amortization of intangible assets	—	10,017	—	—	10,017
Amortization of financing costs included in interest expense	504	612	—	—	1,116
Amortization of discounted interest	99	—	—	—	99
Deferred tax benefit	—	(5,768)	—	—	(5,768)
Interest accreted on discount notes	8,552	—	—	—	8,552
Impairment of property and equipment	—	360	—	—	360
(Increase) decrease in:
Receivables	838	8,813	—	—	9,651
Inventory	—	2,275	—	—	2,275
Prepaid expenses and other assets	(18)	(1,912)	—	—	(1,930)
Decrease in:
Accounts payable and accrued expenses	(12,872)	(139)	—	—	(13,011)
Net cash provided by (used in) operating activities	(24,797)	29,043	—	—	4,246
Cash flows from investing activities:
Proceeds from sale of assets	—	19	—	—	19
Purchases of property and equipment	—	(10,377)	—	—	(10,377)
Change in restricted cash	24,804	—	—	—	24,804
Change in intercompany balances	8,569	(8,569)	—	—	—
Net cash provided by (used in) investing activities	33,373	(18,927)	—	—	14,446
Cash flows from financing activities:
Capital distribution to parent	(124)	—	—	—	(124)
Payments on capital leases	—	(210)	—	—	(210)
Net cash used in financing activities	(124)	(210)	—	—	(334)
Net increase in cash and cash equivalents	8,452	9,906	—	—	18,358
Cash and cash equivalents at beginning of period	17,821	42,681	23	—	60,525
Cash and cash equivalents at end of period	$26,273	$52,587	$23	$—	$78,883

PROSPECTUS

$250,000,000

Alamosa (Delaware), Inc.

Exchange Offer for 8½% Senior Notes due 2012

No dealer, sales representative or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by Alamosa (Delaware), Inc. or any of its subsidiaries. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, nor does it constitute an offer to sell or the solicitation of an offer to buy such securities, in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of Alamosa (Delaware), Inc. and its subsidiaries since the date hereof or that information contained in this prospectus is correct as of any time subsequent to its date.